SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release   ANGLOGOLD ASHANTI - 2008 REPORT TO SOCIETY

Report to Society
2008

AngloGold Ashanti’s theme for the 2008 suite of reports takes the form of installation art, reflecting the group’s fundamental premise that ‘People are our business, our business is people’. We
recognise that it is the people of AngloGold Ashanti – employees, their families and our communities – that breathe life into the company, through their vision, energy, resourcefulness, strength and ingenuity.

Report to Society 2008

Report to Society 2008

INTRODUCTION
4
Scope of the report
6
Corporate profile
10
The business of gold and the challenges it poses
12
A review of performance – key indicators and statistics – by region
14
A review of performance – key indicators and statistics – by issue
16
Stakeholder engagement
18
Letter from the CEO
21
How we report
23
Using this report
26
PERFORMANCE
28       Economic performance
52
Ethics and governance
68
Safety and health
88      Employment
112
Human rights
118
HIV & AIDS
130
Malaria
138
Community
160      Environment
Contents
Report of the independent assurers

CASE STUDIES
188 Developing a new blueprint for safety and health for AngloGold Ashanti
192 New approach to safety and health in South Africa pays dividends
196
Converting mineral wealth to national treasure: the challenges of mining and development
202 Developing a business case for climate change
208 An integrated approach to land management for AngloGold Ashanti
212
Improving security practice in line with the Voluntary Principles on Security and Human Rights
COMPLIANCE, GLOSSARY AND FEEDBACK FORM
216 Reporting in accordance with GRI, the ICMM, UN Global Compact
232 Glossary of terms and acronyms
237       Feedback
form
Back cover Contact information

Report to Society 2008

Scope
of report
Report to Society 2008
Annual Financial Statements 2008
      Mineral Resource and  Ore Reserve
                                               Report 2008
Social and Labour Plan Reports 2008
Country Reports 2008
The Report to Society is produced annually as an integral part of AngloGold Ashanti’s suite of annual reports, which is intended to communicate with the wide range of stakeholders and business partners with which the company is associated. These stakeholders and business partners include shareholders, employees, community members and the many other interested parties in all the countries and regions in which the group operates, as well as regional and national governments.
The 2008 suite of reports, including the Report to Society, covers the financial year from
1 January to 31 December 2008. The previous report was for the 2007 financial year, and was published in March 2008. The full set of reports comprises various documents, in differing formats, all of which are available at www.aga-reports.com or, on request, in hard copy from the contacts detailed at the end of this report.
The 2008 Report to Society is produced in three formats as explained below.
•
A detailed, comprehensive web-based report presents an overview of the group’s sustainable development initiatives, including its social, economic and environmental impacts and obligations across all its operations. The report covers operations that are managed by the company on all issues, except safety and environmental performance statistics at Morila in Mali (as this mine is not managed by the group). Information regarding the exploration projects in the Democratic Republic of Congo (DRC) and
Colombia, the group’s primary areas of exploration activity and the most far advanced, is provided for the first time. This report includes an extensive list of case studies covering the challenges and issues faced by the group.
•
The printed version of the report (this report), which contains – in addition to the principal sections – a selection of case studies that deal with some of the primary issues faced by the group.
•
Country and Operational Reports covering every operation/country within the group provide an even greater level of detail relating to the issues and challenges of sustainable development. These will be available at www.aga-reports.com by 30 April 2009.
Other reports produced by the group for the period, and which may be found at www.aga-
reports.com are:
•
Annual Financial Statements 2008.
•
Abridged Annual Report 2008.
•
Mineral Resources and Ore Reserve Report 2008.
•
Social and Labour Plan Reports 2008 for Vaal River and West Wits.
The Report to Society has been produced in accordance with the G3 guidelines of the
Global Reporting Initiative (GRI) and in alignment with the principles of the International
Council on Mining and Metals (ICMM). AngloGold Ashanti is an organisational stakeholder of the former and a member of the latter. This report also conforms to the reporting requirements of the UN Global Compact and the Extractive Industries Transparency
Initiative (EITI) both of which are supported by AngloGold Ashanti. An index providing the relevant page numbers and web links may be found on page 219 of this report.
AngloGold Ashanti’s corporate profile appears on pages 6 to 9. There were no significant changes to the group during the 2008 financial year other than those reported in the
Economic Performance section (page 28). The management of Morila has been assumed by Randgold Resources and the group’s interest in the Boddington project in Australia, which was not managed by the group and on which limited information is provided in this
Online Report 2008

Report to Society 2008

report, was sold in early 2009. Also, early in 2009 AngloGold Ashanti announced the proposed sale of Tau
Lekoa mine in South Africa.
Data measurement techniques are reported in those sections where data appears and restatements are indicated. There has been no significant divergence from the GRI indicator protocols in this year’s report.
PricewaterhouseCoopers (PwC) was appointed to provide independent assurance on key performance information reported, as described in the independent auditor’s report found on page 26. AngloGold Ashanti has declared a GRI A+ level of reporting, which has been third party-checked by PwC and, following the publication of this report, will seek a further review of this declaration by GRI.
The person responsible for the collation of this report and who will assist with any queries is Alan Fine. He is based at the group’s corporate head office in Johannesburg, South Africa, and his contact details are:
+27 11 637 6000 or AFine@AngloGoldAshanti.com.
Feedback on this report and its contents is welcomed and a feedback form for this purpose is provided on page 237 and at www.aga-reports.com/08/feedback.htm.
Sunrise Dam, Australia
Note: Unless otherwise stated, $ refers to US dollars throughout this report.

Report to Society 2008

ABOUT THE GROUP
AngloGold Ashanti Limited, a leading global gold mining company, has a varied portfolio of assets which includes surface, open-pit and underground operations in key gold-producing regions around the world. At the end of 2008, the company had 20 operations located in 10 countries (South Africa, Argentina, Australia, Brazil,
Ghana, the Republic of Guinea, Mali, Namibia, Tanzania and the United States) on four continents, together with a substantial project pipeline and a focused, global exploration programme. Greenfields exploration is currently being conducted in Western Australia, Colombia and the DRC, and the group is involved in exploration partnerships and joint ventures in Russia, China and the Philippines. AngloGold Ashanti’s corporate office is in
Johannesburg, South Africa.
AngloGold Ashanti produced 4.98 million ounces of gold in 2008, of which 2.73 million ounces (55%) came from deep-level operations and the balance of 2.25 million ounces (45%) from shallower and surface operations around the world. As at 31 December, the group employed around 62,895 people, comprising 48,580 employees and 14,315 contractors and had Proved and Probable Ore Reserves of 74.9 million ounces of gold.
Capital expenditure for the year amounted to some $2 billion.
Guided by values
AngloGold Ashanti remains a values-driven company and its values, the foremost of which is safety, together with the group’s business principles continue to guide the actions of the company, its managers and employees, particularly in respect of sustainable development. These values and principles underpin all that the group does and form the basis of its relationships with others – shareholders, employees, communities, business partners, governments and civil society organisations. In this report, performance is measured against these values and principles, and progress recorded.
Corporate
profile
Report to Society 2008
6
Attributable gold production
(%)
South Africa
42%
Ghana
11%
Australia
9%
Brazil
8%
Mali
8%
Guinea
7%
Tanzania
6%
United States
5%
Argentina
3%
Namibia
1%
42%
1%
5%
6%
7%
11%
9%
8%
8%
3%
Obuasi, Ghana

AngloGold Ashanti global operations and exploration: 2008
Cripple
Creek
& Victor
USA
Brazil
Argentina
Navachab
Geita
Namibia
Tanzania
Republic of
South Africa
SA operations
Great Noligwa
Mponeng
Savuka
Kopanang
Tau Lekoa**
Moab Khotsong
TauTona
Mali
Guinea
Morila
Sadiola and Yatela
Siguiri
Obuasi
Iduapriem
Ghana
Sunrise Dam
Boddington*
Australia
Serra
Grande
Cerro Vanguardia
Brasil
Mineração
N
Operations
Greenfields exploration
and alliance areas
DRC
China
Russia
Philippines
Tropicana
Gramalote
La Colosa
Jinchanggou
Yili Yunlong
Mongbwalu
Anenskoye
Veduga
Aprelkovskoye
Sovromennie
Mapawa Area
Quebradona
Colombia
* sold early 2009
** sale transaction
announced
Stock exchange information
AngloGold Ashanti’s primary listing is on the JSE (Johannesburg). It is also listed on exchanges in New York,
London, Paris and Brussels as well as in Australia and Ghana. AngloGold Ashanti had 277,457,471 ordinary shares in issue and a market capitalisation of $9.7 billion as at 31 December 2008 (31 December 2007: $11.9 billion). At year-end most shareholders’ free float, that is, excluding Anglo American and Government of Ghana positions, were located in the Americas (46%), South Africa (36%), the United Kingdom (9%), Europe (5%) and
Asia Pacific/the Middle East (4%).

Report to Society 2008

Corporate
profile – operations at a glance – 2008
ARGENTINA
Cerro Vanguardia (92.5% interest)
Employees (including contractors): 1,072
AUSTRALIA
Sunrise Dam
Gold production: 433,000 oz
Employees (including contractors): 410
BRAZIL
Brasil Mineração
Serra Grande (50% interest)
Gold production: 320,000 oz
Employees (including contractors): 2,987
Employees (including contractors): 1,108
Capital expenditure: $69 million
Attributable capital expenditure: $20 million
GHANA
Obuasi
Iduapriem
Gold production: 357,000 oz
Gold production: 200,000 oz
Employees (including contractors): 5,722
Employees (including contractors): 1,780
Capital expenditure: $112 million
Capital expenditure: $54 million
GUINEA
Siguiri
Employees (including contractors): 2,933
MALI
Morila (40% interest)*
Gold production: 238,000 oz
Employees (including contractors): 681
Employees (including contractors): 930
*not managed by AngloGold Ashanti
Attributable capital expenditure: $15 million
Attributable capital expenditure: $19 million
Gold production (attributable): 154,000 oz
Attributable capital expenditure: $18 million
Gold production (attributable): 333,000 oz
Gold production (attributable): 170,000 oz
Attributable capital expenditure: $1 million
Attributable capital expenditure: $6 million
Sadiola and Yatela (38% and 40% respectively)
Gold production (attributable): 87,000 oz

Report to Society 2008

NAMIBIA
Navachab
Employees (including contractors): 482
Capital expenditure: $12 million
SOUTH AFRICA
Vaal River operations
West Wits operations
Great Noligwa Mponeng
Gold production: 330,000 oz
Employees (including contractors): 5,743
Employees (including contractors): 5,685
Capital expenditure:$26 million
Kopanang Savuka
Gold production: 362,000 oz Gold production: 66,000 oz
Employees (including contractors): 6,031 Employees (including contractors): 1,224
Capital expenditure: $47 million Capital expenditure: $11 million
Moab Khotsong TauTona
Gold production: 192,000 oz
Employees (including contractors): 4,737
Employees (including contractors): 4,623
Capital expenditure: $89 million
Tau Lekoa
Gold production: 143,000 oz
Employees (including contractors): 3,034
Capital expenditure: $18 million
TANZANIA
Geita
Gold production: 264,000 oz
Employees (including contractors): 3,116
USA
Cripple Creek & Victor (CC&V)
Gold production: 258,000 oz
Employees (including contractors): 421
Capital expenditure: $27 million
Gold production: 68,000 oz
Capital expenditure: $86 million
Gold production: 314,000 oz
Capital expenditure: $60 million
Capital expenditure: $53 million

R
Re
ep
po
orrtt tto
o S
So
oc
ciie
etty
y 2008
Gold production: 600,000 oz

The business
of gold and the challenges it poses
Interaction with artisanal
and small-scale miners
This section illustrates the group’s key sustainability issues during the life cycle of mining and processing gold.
Human rights issues
Dealing with regional health threats
Fair employment practices and development skills
Safety and health
Efficient use of resources – water, energy and other natural resources
Reducing carbon footprint, preventing pollution
Human rights and security
Environmental footprint
(land use/biodiversity)
Impact on restricted areas – biodiversity
Consultation with communities, including interaction
with artisanal and small-scale miners (ASM)
Human rights and security
1. FINDING THE OREBODY
AngloGold Ashanti’s greenfields
exploration group identifies prospective
gold deposit targets and undertakes
exploration on its own or in conjunction
with joint venture partners. Worthwhile
discoveries undergo a well structured
and intensive evaluation process before
a decision is made to proceed with
developing the mine.
2. MINING: ACCESSING THE OREBODY
There are two types of mining which take place to access the orebody:
•
Underground mining: a vertical or decline shaft is sunk deep into the ground to transport people and mining materials to underground levels from which the orebody is accessed through horizontal tunnels known as haulages and cross-cuts. Further on-reef development is then undertaken to open up the orebody so that mining can take place.
•
Open-pit mining: in this situation the ore lies close to surface and can be exposed for mining by “stripping” the overlying barren material.
3. MINING: REMOVING THE ORE
•
In underground mining, ore is drilled and blasted,
and brought to the surface.
•
In open-pit mining, drilling and blasting may also
be necessary to break the ore; excavators then
load the material onto the ore transport system
which is predominantly haul trucks.
Minimising emissions to air
Land disturbance

Report to Society 2008

Rehabilitation and achieving closure
Post-closure monitoring
Engaging with communities
Minimising emissions and
preventing pollution
Efficient use of resources
Management of cyanide
Reducing carbon footprint
Local economic
development and
sustainable social
investment
5. PROCESSING
Comminution involves the breaking up of ore into small
particles so that the contained gold minerals are exposed.
This is undertaken by a combination of multi-stage
crushing and milling circuits. Recovery of gold can then
commence, depending on the nature of the gold contained
in the ore.
Free milling and oxidised refractory ores are processed for
gold recovery by leaching the ore in agitated (stirred) tanks in an alkaline cyanide leach solution. In this process, ore is crushed and heaped on an impervious or lined leach pad.
Low strength alkaline cyanide solution is irrigated over the heaped pad for periods of up to three months. The
dissolved gold bearing solution is collected from the base
of the heap and transferred to carbon-in-solution (CIS)
columns where the gold cyanide complex is adsorbed onto
activated carbon.
Gold which has loaded (adsorbed) onto activated carbon is
recovered by a process of re-dissolving the gold from the
activated carbon (elution), followed by precipitation in
electro-winning cells and subsequent smelting of the
precipitate into doré bars.
At some operations, by-products are generated, such as
silver, sulphuric acid and uranium.
4. MINING: TRANSPORTING
BROKEN MATERIAL TO
PLANTS FOR TREATMENT
•
Underground ore is brought to the
surface by a combination of horizontal
and vertical transport systems. Once on
surface the ore is usually transported to
the processing facilities by surface rail
or overland conveyors.
•
In open pit operations the haul trucks
deliver the ore directly to the processing
facilities.
6. REFINING
The doré bars are transported to
a precious metal refinery for further
processing. In this process gold is
upgraded to a purity of 99.5% or
greater for sale to a range of final
users. High purity gold is referred to as
“good delivery” which means that it
meets the quality standards set by the
London Bullion Markets Association
and gives the final buyer assurance
that the bar contains the quantity and
purity of gold as stamped on the bar.
7. MINE-SITE
REHABILITATION
Once mining has been completed,
operations are ‘closed’ and rehabilitation
activities begin to return the land to a
productive state. (Rehabilitation is the
process of reclaiming mined land to the
condition that existed prior to mining or
to a pre-determined post-mining use.)
Planning for this process is undertaken
during the life of mine.
Minimising emissions (air quality)
•
Finding the orebody
•
Mining – Creating access to the orebody
for treatment
•
Processing; and
•
Refining
•
Mine site rehabilitation
The process of producing gold can be divided into the following main activities:
•
Mining – Transporting the broken material to plants
•
Mining – Removing the ore

Report of Society 2008

AUSTRALIA
Safety
No fatalities
LTIFR of 1.83
No significant issues
1,198 people employed
Turnover: 25%
Not an area of concern
Certified to ISO14001
3 major incidents
Full compliance with
Cyanide Code
No significant issues
No community incidents
social investment (CSI)
Occupational
Health
Employment
HIV & AIDS
and Malaria
Human Rights
Environment
Community
A review of performance
Key indicators and statistics – by region

Report to Society 2008
$117,000 on corporate

WEST AFRICA
(Including Ghana, Tanzania, Mali and Guinea)
SOUTHERN AFRICA
(Including South Africa and Namibia)
NORTH AND SOUTH AMERICA
(Including USA, Brazil and Argentina)
Two fatalities
LTIFR of 1.53
No significant issues
17,753 people employed
Turnover: 6.5%
Malaria remains a threat.
Successful campaign at
Obuasi extended to other
operations
All operations certified to
ISO14001
14 major incidents
Sadiola substantially
compliant, Yatela fully
Code
11 fatalities
LTIFR of 11.1
TB and silicosis remain
areas of concern in South
Africa
37,609 people employed
Turnover: 9%
HIV & AIDS remains an area
of concern in South Africa.
HIV prevalence estimated at
30%. 1,933 people in
South Africa on ART
All operations certified to
ISO14001
86 major incidents
All Southern Africa
operations in full
compliance with Cyanide
Code
One fatality in Brazil
LTIFR of 3.08
No significant issues
6,151 people employed
Turnover: 10.5%
Not an area of concern
All operations certified to
ISO14001
One major incident
Brazilian operations
and CC&V in the USA
in full compliance with
Cyanide Code
Security and human rights a
priority, especially in Ghana,
Guinea, the DRC and
Tanzania. Voluntary Principles
being implemented
No significant issues
Security and human rights
a priority in Colombia.
Voluntary Principles
implemented
9 significant incidents
reported
Four relocations planned
$3,641,000 on CSI and
local economic development
(LED),
incl. DRC
No community incidents
reported.
$3,263,000 on CSI/LED
One community incident
reported.
$1,865,000 on CSI/LED
(incl. Colombia)
compliant with Cyanide

Report to Society 2008

ECONOMIC PERFORMANCE ETHICS AND GOVERNANCE
SAFETY AND HEALTH EMPLOYMENT
A review of performance
Key indicators and statistics – by issue
•
Continued restructuring with the new company
vision, mission and values
– pages 30, 31, 54
•
Gold production of 5 million ounces – page 32
•
Rising costs across the industry
– page 38
•
Restructuring of balance sheet – rights issues,
bond refinancing of hedgebook
– pages 32 to 33
•
Significant payments to government, reporting
in line with EITI – pages 41 to 44
•
Affirmation of safety and health as group’s first
value – pages 54, 70
•
Emphasis on risk management – page 58
•
Amendments to conflicts of interest and gifts,
hospitality and sponsorship policies – page 63
•
A number of significant legal issues
– pages 58 to 59
•
Compliance with voluntary codes – ICMM, EITI,
UNGP, UPHR, RJC – pages 60 to 61
•
Political donations of $476,415 in Brazil and
$26,300 in the USA – page 62
•
Significant improvements in safety performance
– pages 78 to 81
•
14 fatalities – page 77
•
All mines OHSAS-compliant – well ahead of
target – page 72
•
Occupational safety and health transformation
project to develop ‘safety blueprint’ – pages 71,
188 to 191
•
Employment provided to 62,895 people (80%
permanent employees and 20% contractors) –

•
Turnover of 7.9% – lower than in 2007
– page 95
•
Development of System for the Management of
People (SMP) based on requisite organisation
model – page 91
•
86% of all employees are members of a union
or participate in collective bargaining structures
– page 97
•
Programme to promote women in mining
– page 108
•
$35 million spent on training and development
– page 102

Report to Society 2008

HUMAN RIGHTS HIV & AIDS AND MALARIA
COMMUNITY ENVIRONMENT
•
Vice President for Security appointed
– page 114
•
Global security review completed and new
approach to asset protection and security being
implemented, in line with Voluntary Principles on
Human Rights and Security – pages 114 to
117, 212 to 215
•
Escalating tension between the company and
trespassers, and illegal miners – pages 116 to
117, pages 145 to 149
HIV & AIDS
•
Improving health care outcomes
– pages 120 to 129
•
ART programme delivers result
– 1,933 people on ART in South Africa
– page 125
•
Study on economic impact of HIV & AIDS
completed – page 127
Malaria
•
Continued success with Obuasi malaria
programme – pages 132 to 137
•
Programme being rolled out to other operations
– pages 132 to 137
•
Integration of community and environment
functions – page 141
•
Development and implementation of community
land use management standard, which includes
relocation – pages 141 to 157
•
Corporate social investment expenditure of
$8.9 million – page 156
•
Progress made with local economic
development programmes – page 154
•
Dealing with artisanal and small-scale miners
– page 150
•
Significant community incidents reported, four
involving company-related security
– pages 148 to 149
•
Integration of community and environment
functions – page 162
•
Further development of group’s position on
climate change and its business case
– pages 178 to 180, 202 to 207
•
Closure plans in place at all operations. External
review of closure planning and liabilities begun
– page 167
•
Good progress with implementation of Cyanide
Code – page 172
•
104 major environmental incidents reported
– pages 166 to 167
•
Total rehabilitation and decommissioning
liabilities of $405 million – page 168

Report to Society 2008

AngloGold Ashanti recognises that, as the company conducts its business, so it has an impact – real or potential – on a wide range of stakeholders and business partners. The group has identified the following broad groups of stakeholders at corporate, operational and community level and includes:
•
employees;
•
unions and other employee representation forums;
•
employees’ families and dependants;
•
communities surrounding operations or from which the company draws its employees;
•
suppliers and contractors;
•
local, regional and national governments;
•
customers;
•
non-governmental and community-based organisations;
•
academic institutions;
•
regulatory authorities;
•
professional organisations;
•
shareholders; and
•
peer companies.
A comprehensive, but not exhaustive, list of these stakeholders may be found at www.aga-reports.com/08/stakeholder-
AngloGold Ashanti’s engagement with its stakeholders varies in frequency and may depend on specific matters at hand. This engagement may be formal, informal or both.
AngloGold Ashanti’s belief is that, to build successful and beneficial long-term relationships with its local communities, an operation needs to engage with those communities as well as other stakeholders and social partners. The group is aware that failure to communicate well can result in misunderstandings and tensions between the operation and the community, which can have a material impact on the functioning and viability of the operation.
A draft management standard for stakeholder engagement in line with the company’s stated policy to ‘communicate and consult on our activities throughout the lifecycle of our operations’ and ‘undertake initiatives that contribute to sustainable futures in partnership with the societies in which we operate’ has been developed to guide operations.
Stakeholders have been defined for each operation as explained below.
•
Affected parties: those who are affected by the operation, both positively and negatively and in turn are either directly affected or indirectly affected.
•
Interested parties: those who, although not affected by the operation, have an interest in, or influence over, the operation.
•
Authorities: national, state/provincial and district or local. In some locations (e.g. tribal areas) it may be appropriate to distinguish between elected and traditional forms of administration.
On-site contractors and subcontractors are bound by the management standard and policies implemented by the group.
All operations are required to formalise their engagement strategy by preparing a Stakeholder Engagement Action Plan
(SEAP), the scope and level of detail of which will vary depending on the context, nature and scale of the operation. Each operation’s SEAP comprises an overarching engagement plan, to which all disciplines and contractors contribute to, rather than having multiple engagement strategies and plans. The plan follows an approach to stakeholder engagement that is appropriate to the local culture, representative and inclusive.
The plan must cover at a minimum a one-year period and take into account developments at least two years ahead which may significantly influence what is being communicated to stakeholders, for example, a large-scale expansion or contraction of an operation. Plans are reviewed at least annually and also as needed. Importantly, the plans must be shared with communities, in the business language of the country and any other appropriate local languages, and be presented in a readily understandable and culturally appropriate format.
Stakeholder
engagement
engagement.pdf.

Report to Society 2008

Report to Society 2008

Letter
from the CEO
“At AngloGold Ashanti it is our firm
view that if we cannot operate
responsibly, we should not be in
business. And it is on this basis that
we will measure our success.”
Mark Cutifani
CEO, AngloGold Ashanti

Report to Society 2008

On behalf of all of my colleagues at AngloGold Ashanti I am very pleased to introduce to you our Report to
Society 2008. This milestone report details the challenges that we face and the opportunities we believe we can build on to improve our operations and the way we interact with and in the communities in which we operate.
We define the sustainability disciplines as health and safety, labour, ethics and governance, human rights, the environment, the regional health issues of malaria and HIV & AIDS and certain other economic activities. In each area of reporting, we present a view of how we have delivered against the objectives we set in the previous report, how the issue is managed at the corporate and operational level, as well as the performance for the year and our objectives for the following year.
TIMES OF FINANCIAL TURMOIL
In these times of international financial turmoil, the question is increasingly being asked whether the commitment of businesses to operate in a socially and environmentally responsible way is going to be undermined, or at least slowed in terms of application, until economic conditions are more favourable.
This may appear to be an obvious question if the question is approached from the perspective that corporate social responsibility is an additional cost. Certainly, some activity is a consequence of the increasing scrutiny business has been subjected to over the recent past by governments, non-governmental organisations
(NGOs), shareholders and other stakeholders.
At AngloGold Ashanti it is our firm view that if we cannot operate responsibly, we should not be in business.
And it is on this basis that we will measure our success. Our experience continues to convince us that social and environmental responsibility is a necessary condition for ensuring productive operations. We believe safety, treating people with dignity and respect, acting responsibly within the environment and looking to create value for the communities in which we operate represent values that determine how we do business. These elements define who we are and how we do business. As we work today, every step we take is a step towards improving and making sure we are true to our values.
ACHIEVING ‘NO HARM’
There is no clearer example of the need to create a new reality for our employees than in the area of safety. The loss of one life represents a tragedy for family, friends and colleagues. At the same time the negative impact on the business is material, through loss of physical production, the impact on workforce morale and the loss of confidence in the systems we have created to keep people safe. Safety is about people and it is about good business.
It is with deep regret that I report the death of 14 of our colleagues during the course of 2008. The AngloGold
Ashanti board extends its deepest sympathies to the families, friends and colleagues of those we have lost.
While the measurement of human tragedy is beyond all of our understanding, we are gratified by the work that has been undertaken in the business to improve our safety record – a more than 57% reduction in fatalities compared to 2007. The improvement in our all-accident frequency rate is also very pleasing, reducing 20%
through the course of 2008. However, we continue to check ourselves as we again commit to relentlessly pursuing our objective of eliminating all accidents and health impacts from the workplace.
In this report we have shared in some detail the efforts we have made to achieve our vision of ‘no harm’. Our four-part strategy involves focusing on safety so that it is emphasised to every employee, every day, and that this perspective shapes every conversation we have and every decision we make. We are learning to be vigilant in recognising hazards and taking the time to understand what it takes to reduce the risk to a level that can be managed. A central feature of this is the campaign is to ensure that everyone understands that it is OK to stop work if they believe an area is unsafe. We are putting in place and managing to a set of systems that bind and link our activities to ensure safe outcomes. As leaders, every step and decision we take must be consistent with our safety message. Not only must we talk to change; we must also be the change.
On the health front we continue to be proud of the efforts of our operating and medical staff, primarily in the developing world, in respect of their work on malaria and HIV & AIDS. Again, the same themes apply; living and working in a manner consistent with our values will help create a healthier workforce and community environment – which means positive relationships and a more productive workplace.

Report to Society 2008

AngloGold Ashanti takes its environmental responsibilities very seriously. As the world debates the issues around climate change, we have decided to go forward and aggressively work on our understanding of our carbon footprint and to determine what steps we need to take to be a leader in our industry. We see benefits from all perspectives. At an employee level we can reduce emissions that make work uncomfortable in certain areas of operation. As shareholders a reduction in power consumption per unit of product improves our operating costs so that we can deliver sustainable profitable performance. In this context we are carefully evaluating the potential impacts of climate change on our business and our local communities and also working toward contributing to the business voice in the process leading up to the United Nations climate change conference in Copenhagen in December 2009.
OTHER CHALLENGES
Of course, this is not to say that all the challenges we face are easily or simply resolved. The period of the resources boom saw increasing scrutiny by the people and governments of developing countries on the question of whether the benefits of mining are fairly shared between the mining companies, the local economy and society. In our view, there are no simple answers. Mutually satisfactory solutions lie in a delicate balance between the parties’ respective interests, which converge and diverge through the fullness of time and circumstance. We elaborate on these perspectives in this report, and remain ready and willing to engage with interested social partners. In all cases we must be ready to engage, to be sensitive to other perspectives and to be flexible in finding sustainable economic and social solutions.
We have been transparent in our reporting and sincere in our belief that we can do better. We recognise that not all issues can be solved within a short period of time – we are committed to resolving issues with our partners as quickly as we both can manage. We face significant challenges on environmental management in some jurisdictions, and in respect of dust management at our deep level South African operations. However, we are working the problems and we are committed to finding solutions that work for our partners.
In all these areas and more, we recognise our responsibilities and will continue to work towards closing the gap between where we stand today and where we know we have to go. Our mission, vision and values, whose renewal you will read about in this report, are not merely words; they are the basis against which we measure our own performance, and we invite you to do the same. We will continue reporting to you regularly to assist you in making these assessments.
REPORTING FORMAT
This report has been produced in accordance with the Global Reporting Initiative’s (GRI) G3 guidelines and has been independently assured by external auditors PricewaterhouseCoopers. As is required by GRI, we have self-declared an A+ level of reporting, having covered all of the issues required for this level, and having had the appropriate degree of third party assurance. In addition, we have reported on our compliance with the principles of the International Council of Mining and Metals (ICMM), the UN Global Compact, the Voluntary
Principles on Human Rights and Security and the Extractive Industries Transparency Initiative (EITI), all of which are voluntary bodies to which we are affiliated or of which we are formal supporters. A schedule of our reporting against GRI, the ICMM principles and the UN Global Compact may be found on page 219.
This report cannot be a comprehensive account of all of our issues and performance at all of our operations and should be read in conjunction with our web-based report (which provides additional case studies from our operations and projects around the world) and the country and operational reports which provide a more detailed account of local performance, as well as the Annual Financial Statements and the other components in our suite of year-end reporting, to be found at www.aga-reports.com.
Mark Cutifani
6 March 2009
Chief Executive Officer

Report to Society 2008

How
we report
AngloGold Ashanti’s Report to Society is published on an annual basis, coinciding with the financial reporting cycle.
THE PROCESS FOLLOWED:
The contents of the report are developed and refined during the year with the process going through a number of stages as outlined below.
MARCH
APRIL/MAY
DURING
THE YEAR
JUNE/JULY
AUGUST
SEPTEMBER/
OCTOBER
OCTOBER
NOVEMBER
JANUARY
FEBRUARY/
MARCH
MARCH
The Report to Society is issued as a printed document to a select group of stakeholders, and an extensive group of stakeholders is advised of its publication on the website. The Country/Operational
Reports are distributed to local stakeholders, and are translated as necessary. Operations are asked to distribute these reports widely and to solicit feedback.
Following the production of the report for the previous year, a meeting is convened of all discipline heads, corporate affairs personnel and others to deliberate on the previous report with regard to its contents, its relevance and the feedback received from stakeholders. Key issues for the current year are also identified. The independent auditors present their management report to the group, and action plans are developed to address any issues of concern.
Feedback is sought and received from stakeholders through formal and informal interactions. Online and printed feedback forms are monitored.
Site visits are undertaken to targeted operations by the report writing team. This is done on a rotational basis, with two to three countries visited every year to facilitate greater interaction between the operating and reporting processes; to identify potential issues of concern for reporting; and to collect material for case studies. During the year under review site visits were undertaken to the Democratic
Republic of Congo (DRC) and Tanzania.
A formal meeting is convened with discipline heads to review reporting trends; to identify material issues for reporting; and to develop a plan for the reporting period, including the assignment of roles and responsibilities. Any additional reporting requirements are considered and separate reporting plans are developed. In the current report, for example, this entailed greater reporting on payments to government
(in terms of the Extractive Industries Transparency Initiative – EITI), and the International Council of Mining
and Metals (ICMM) assurance guidelines were taken into account. Format changes to the report are proposed and debated. In 2008, this has resulted in the addition of a section on human rights, more extensive reporting on human rights and security, and on climate change. Significant issues that merit inclusion as case studies in the printed document are also identified at this session.
The audit engagement process starts and this includes the identification of key performance indicators
(KPIs) and the risk profile.
Individual interviews are set up with the discipline heads by the report writing team to identify the major developments during the year – in that discipline specifically, and within the company generally. Case studies that illustrate the challenges and opportunities faced by the group are identified. The report outline is developed.
The group’s internal and formal risk management processes and issues are reviewed to ensure that the issues identified through these processes are covered in the reporting process.
Questionnaires (developed in close collaboration with discipline heads) are issued via an online system to each operation, and in each discipline covered by the report. Sign-off on these questionnaires is required by the head of each operation.
Writing of the case studies and the sections of the report begins.
Assurance of the KPIs by the independent auditors on third quarter data is undertaken. This is carried out in collaboration with Internal Audit.
The proposed contents of the report are submitted to the Disclosure Committee for review.
Year-end data is submitted and the assurance process proceeds.
Verification of the accuracy of the report is sought from operational heads, regional heads, the Disclosure
Committee and, finally, the board committee on Safety, Health and Sustainable Development. The Economic
performance section is reviewed by the Audit Committee. The report is reviewed by the external auditors.
Report is published.

Report to Society 2008

CONTENTS OF THE REPORT
Because of the scale of the company and the range of operations, and the circumstances and challenges that it faces, it is not possible or even sensible to report on every issue. The report takes cognisance of the principle of the GRI and ICMM in determining contents, as reported below.
Balance and materiality
A balance is sought between reporting on global concerns and issues that are material to the group in the
Report to Society, and local matters in the Country and Operational Reports. In this respect specific feedback was sought and received from stakeholders who reiterated their desire for reporting on material issues on the one hand, and the need for a comprehensive report on the other.
Focus on material issues
Using the guidance of the Global Reporting Initiative (GRI) and the ICMM principles for assessing the materiality of the issues, AngloGold Ashanti endeavours to report on those issues that:
•
are important and meaningful to the group, both from an operational and risk point of view;
•
are important and meaningful to stakeholders and business partners as a consequence of their having identified them as such;
•
take into account basic expectations as set out in international standards and agreements with which the company is committed to comply, and reflect the group’s support for, and are in accordance with, the
Voluntary Guidelines and Principles to which it subscribes;
•
are topical in the light of the broader public debate – climate change, and human rights and security, for example; and
•
ensure that the group is transparent in its reporting, and provides a complete picture within the context of the sustainability of its business.
Sustainability framework
Due cognisance is given to the sustainability framework within which the group operates, and to the fact that specific issues of concern may vary from operation to operation, depending on local circumstances and needs.
Examples of this include:
•
reporting on human rights and security in respect of the group’s employment of private and public security personnel in, for example, the DRC, Colombia, Guinea and Ghana;
•
reporting on HIV & AIDS, which is a major concern in southern Africa, and malaria, which is crucially important in West and East Africa; and
•
land management and, specifically, relocation at the African operations (outside southern Africa).
Values-based reporting
As AngloGold Ashanti is a values-driven organisation, its values and business principles underpin everything that it does and how it reports. The group’s values were reviewed and renewed during the year, and this report reflects the changes that have been implemented.
Accordingly, each section of this report not only handles a particular topic, but also a key value for the company.
How
we report

Report to Society 2008

Using
this report
The primary format for sustainable reporting by AngloGold Ashanti is the Online Report to
Society, which is available at www.aga-reports.com, and which is published at the same time as the Annual Report. In addition to both HTML and pdf versions of the information contained in this printed report, further information on specific issues, links to other documents may be accessed from this website.
Navigating a report of this size can be difficult. The following is a quick guide to what you can expect to find:
INTRODUCTION
The front of the report – pages 1 to 27 – provides the context for sustainable development within AngloGold Ashanti. These include:
•
a profile of the group’s operations (page 6);
•
an illustration of the cycle of the group’s operations – from exploration to closure – and the primary sustainable development challenges that exist across this cycle;
•
the group’s primary stakeholders and its approach to stakeholder engagement (page 16). An extensive list of stakeholders appears at
www.aga-reports.com/08/stakeholder-engagement.pdf;
•
the primary and material issues faced and addressed by the group in terms of sustainable development, illustrated by region (page 12)
and by issue (page 14);
•
a letter from CEO Mark Cutifani, reflecting on the group’s
sustainable development performance during the year, and the challenges that it faces (page 18);
•
•
a glossary of terms and acronyms (page 232); and
•
a feedback form for readers (page 237).
PERFORMANCE
At the outset, we deal with our economic performance
The Economic performance section of this report provides an account of the operating, financial and economic performance of the group in
2008. This section includes the group’s value added statement for the year and should be read in conjunction with the Annual Financial
Statements. Included in this section is an extensive report on payments to government, which has been produced to fulfil AngloGold Ashanti’s commitment to the Extractive Industries Transparency Initiative (EITI).
A case study dealing specifically with the issue of addressing the conversion of a country’s mineral wealth into a sustainable asset, particularly in developing countries, is dealt with on page 196.
AngloGold Ashanti is a values-based organisation and, as such, reports against its values in this report. The group’s values may be found at:
www.anglogoldashanti.com/Values.htm.
the report from the independent assurers (page 26);

Report to Society 2008

Using
this report
Each of the sections in this report relates to the company’s values:
Safety is our first value.
This value – which relates to both safety and health in the workplace
– is addresses in the section on Safety and Occupational Health on pages 68 to 87. Given the emphasis in this area and the intensive work undertaken by the company during the year, case studies dealing with the development of a safety blueprint for the group
(page 188) and specific initiatives undertaken on South Africa (page
192) have been developed. The group’s response to HIV & AIDS and malaria is dealt with on pages 118 and 130, respectively.
We treat each other with dignity and respect.
This commitment is largely dealt with in the section on Human sections on Employment (pages 88 to 113) and Community
(pages 138 to 155). This section also refers to the group’s
compliance with Voluntary Principles on Human Rights and
Security, and AngloGold Ashanti’s annual submission in respect of the Voluntary Principles may be found at www.aga-
reports.com/08/AGA-VPHRS.pdf. A significant development for
the company in 2008 was the establishment of a new security
discipline with a specific remit to implement the Voluntary
Principles, and a case study dealing with this issue may be found on page 212.
We value diversity.
This value is covered in the section on Employment, which also provides a comprehensive picture of the group’s status as, and approach to being, an employer. This section also includes
commentary related specifically to the South African Mining
Charter, and may be found in the Employment section.
Rights which appears on pages 112 to 117, but also on the

Report to Society 2008

We are accountable for our actions and undertake to deliver on our commitments.
While this value is addressed throughout the report, the section on
Ethics and Governance (page 52) discusses the ethical basis from which the group operates, and the systems and processes that are in place to deal with sustainable development matters. This section should be read in conjunction with the Corporate
Governance section in the Annual Financial Statements. Included in this section are the references to the company’s support for voluntary bodies of which it is both a member and an active
participant, including the International Council on Mining and
Metals (ICMM), the Global Reporting Initiative (GRI), the Extractive
Industries Transparency Initiative (EITI), the UN Global Compact,
the Voluntary Principles on Human Rights and Security, the
Responsible Jewellery Council (RJC), International Cyanide
Management Code for the Manufacture, Transport, and Use of
Cyanide in the Production of Gold (Cyanide Code).
The communities and societies in which we operate will be better off for
AngloGold Ashanti having been there.
This value is largely addressed in the Community section of the report on pages 138 to 157, which should be read in conjunction with the Environmental section of the report (page 160). The group’s response to HIV & AIDS and malaria are dealt with on pages 118 and 130, respectively.
We respect the environment.
This value is dealt with in the Environment section on page 160.
In addition, a schedule of significant environmental incidents reported during the year is available on the website at www.aga-
reports.com/08/significant-incidents.htm and a table providing a detailed response to the GRI environmental indicators is available
COMPLIANCE
The next section of the report deals with the company’s reporting in terms of GRI, the UN Global Compact, the Voluntary Principles,
and the EITI. An index is provided. See page 216.
Global
Reporting
Initiative
TM
Responsible
Jewellery
Council
as a pdf at www.aga-reports.com/08/GRI-environment.pdf.

Report to Society 2008

To the Board of Directors and Management of AngloGold Ashanti Limited
Introduction
We have been engaged by AngloGold Ashanti Limited (AngloGold Ashanti) to conduct an assurance engagement on selected subject matter reported in AngloGold Ashanti’s Report to Society 2008, for the purposes of expressing a statement of independent assurance, for the year ended 31 December 2008. The assurance report applies only to the hard copy publication of the Report, and as set out on the pages referenced below.
The following subject matter reported in the Report to Society was selected for an expression of limited assurance:
Community:
•
Total amount of corporate social investment (CSI) spend in US$ (page 156)
The following subject matter reported in the Report to Society was selected for an expression of reasonable assurance:
Economic performance:
•
Value added statement for the year ended
•
BEE spend as a % of total spend (page 49)
31 December (page 39)
•
Total payments to government in terms of the
Extractive Industries Transparency Initiative
(EITI) Principles in US$ (page 41-44)
Ethics and governance:
•
Legal issues that arose in 2008 (page 59)
•
Political donations in US$ (page 62)
•
Voluntary compliance (page 59-62)
Safety and health:
•
Total number of fatalities (page 76)
•
Total number of new silicosis cases identified for
•
Group
Fatality Injury Frequency Rate (FIFR) (page 79) compensation in South Africa (page 83)
•
Group
Lost Time Injury Frequency Rate (LTIFR) (page 80)
•
Total number of medical surveillance examinations
•
Total number of shifts lost due to injuries on duty in undertaken in South Africa (page 83)
South Africa (page 80)
•
Total number of new Noise Induced Hearing Loss (NIHL)
•
Total number of instructions received to close significant cases compensated in South Africa (page 85)
sections of mining operations in South Africa in
•
Total number of new tuberculosis (TB) cases diagnosed
terms of Section 54 of the South African Mine in South Africa (page 86)
Health and Safety Act 29 of 1996 (page 80)
•
Total number of new occupational lung disease (OLD)
cases compensated in South Africa (page 83)
Regional health:
HIV & AIDS – South African operations:
•
Total number of voluntary counselling and testing (VCT)
•
Total number of employees provided with anti-retroviral
encounters (page 123) therapy (ART) (page 125)
•
Total number of participants in the wellness
•
Total HIV & AIDS programme costs in ZAR (page 126)
programme (page 124)
Malaria – African operations
•
Malaria cases per quarter for Geita, Iduapriem and
•
Total malaria programme spend in US$ (page135)
Obuasi (page 134)
•
Malaria lost time injury frequency rate (MLTIFR) for
Geita, Iduapriem and Obuasi (page 134)
Human resources:
•
Total number of employees and contractors
•
Total training and development expenditure
employed (page 93) in US$ (page 102)
•
Percentage of employees under union
•
Total number of South African employees
representation (page 97) participating in Adult Basic Education and
•
Percentage of woman employed in South Africa (page 108) Training (ABET) (page 103)
•
Percentage of historically disadvantaged South Africans
(HDSAs) participating in management (page 106)
Environment:
•
Progress made with the implementation of the Cyanide
•
Total cyanide usage in kg (page 171)
Code (page 172)
•
Total fresh water usage in m
3
(page 174)
•
Total number of major environmental incidents (page 166)
•
Total energy usage in GJ (page 176)
•
Total rehabilitation and decommissioning liability (US$) (page 168)
•
Greenhouse gas emissions in tonnes of
•
Mine closure (page 167) CO
2
e (page 179)
Report
of the independent assurers

Report to Society 2008

Community:
•
Local economic development (page 154)
GRI Application level:
•
Self declaration of GRI application level (page 5)
Directors’ responsibility
AngloGold Ashanti’s directors are responsible for the preparation and presentation of the identified selected subject matter in accordance with internal corporate policies and procedures, and the Global Reporting Initiative’s (GRI) new generation (G3)
guidelines.
Responsibility of the independent assurers
Our responsibility is to express to the directors an opinion on the selected subject matter contained in the Report, for the year ended 31 December 2008, based on our assurance engagement.
Work performed
We conducted our engagement in accordance with the International Standards for Assurance Engagements 3000,
“Assurance Engagements other than audits or reviews of historical financial information” (ISAE 3000) issued by the
International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain assurance on the selected subject matter as per our terms of engagement.
AngloGold Ashanti’s internal corporate policies and procedures were used as criteria to evaluate the selected subject matter.
In terms of evaluating the ‘A+’ application level, the specific application level criteria as stipulated by the GRI new generation
(G3) guidelines, have been used.
Our work consisted of:
•
units in South Africa, the Obuasi and Iduapriem operations in Ghana, and the Geita operation in Tanzania;
•
conducting interviews with management at the sampled operations and at Head Office;
•
applying the assurance criteria in evaluating the data generation and reporting processes;
•
performing key controls testing for reasonable assurance;
•
testing the accuracy of data reported on a sample basis for reasonable assurance;
•
reviewing the consistency between the subject matter and related statements in AngloGold Ashanti’s Report to Society; and
•
reviewing the validity of AngloGold Ashanti’s self-declaration of the GRI (G3) Application Level in the Report.
Inherent limitations
Non-financial data is subject to more inherent limitations than financial data, given both the nature and the methods used for determining, calculating, sampling or estimating such data. We have not carried out any work on data reported for prior reporting periods, nor in respect of future projections and targets. We have not conducted any work outside of the agreed scope and therefore restrict our opinion to the agreed subject matter.
Conclusion - Limited assurance
On the basis of our limited assurance procedures, nothing has come to our attention causing us to believe that the subject matter selected for limited assurance for the year ended 31 December 2008, is materially mis-stated.
Conclusion - Reasonable assurance
PricewaterhouseCoopers Inc.
Director: Carmen Le Grange
Registered Auditor
Johannesburg
9 March 2009
31 December 2008, is free from material mis-statements.
On the basis of our reasonable assurance procedures, the subject matter selected for assurance for the year ended

Report to Society 2008
obtaining an understanding of the systems used to generate, aggregate and report data at selected sites and business

31
Key developments
31
Renewing the vision, mission and values
31
The year in review
48
Case studies
performance
Economic

Report to Society 2008

Report to Society 2008

VISION, MISSION AND VALUES
OUR VISION
To be the leading mining company.
OUR MISSION
We create value for our shareholders, our employees and our business and social partners by safely and responsibly exploring for, mining and marketing our products. Our primary focus is gold and we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
OUR VALUES
Safety is our first value.
We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and teamwork, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and undertake to deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high-performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.
The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.
performance
Economic

Report to Society 2008

KEY DEVELOPMENTS
•
Continued restructuring to focus on new company strategy.
•
New company vision, mission and values developed.
•
Business improvement project launched.
•
Conclusion of rights issue, reduction in hedge book and successful bond refinancing.
•
Energy efficiency measures mitigate impact of electricity crisis at the South African operations.
•
Gold production of 4.98 million ounces.
•
Rising input costs have significant effect on total cash costs across the industry, mitigated to some extent by the fall of the South African rand against the US dollar.
•
Significant payments to government, reported in line with the guidelines of the Extractive Industries
Transparency Initiative (EITI).
RENEWING OUR VISION, MISSION AND VALUES
In late 2007, AngloGold Ashanti embarked on an internal consultative process to review the company’s vision, mission and values. The new vision, mission and values statement was approved for implementation by the group
Executive Committee in June 2008. The revised vision, mission and values statement appears on page 30.
The rationale for the review was to better promote and reflect a strong sense of responsibility and to establish a clear framework for the values that underpin the building of a globally competitive business model. This was developed together with a succinct articulation of the strategy and vision for the business. See the case study:
Renewing our commitment to doing things the right way, at www.aga-reports.com/08/renew-values.htm.
THE YEAR IN REVIEW
Management systems and accountability
Following the comprehensive restructuring and asset review process undertaken at the end of 2007, 2008 was a year of further change and consolidation for AngloGold Ashanti.
Management restructuring continued to take place as a new strategy – focused on safety, improved productivity and enhanced shareholder value – was implemented. The executive team was restructured, and – among other appointments – an Executive Vice President, Sustainability, was appointed to oversee this strategic issue. The group moved towards a regional operating structure, with three operating heads, responsible for operations teams in
Africa, the Americas and Australasia, who report directly to the CEO. The Africa operations comprise two divisions, one based in Accra, Ghana, and one in Potchefstroom, South Africa. Further details on the company structure and strategy may be found in the Annual Financial Statements at www.aga-reports.com.
Beauty Mazibuko
Project Manager, Corporate Office, South Africa
“I manage projects from the feasibility stage to the commissioning stage. Projects need to meet requirements, be on time,
and within budget. I believe that AngloGold Ashanti’s corporate values highlight, to both an internal and external audience, what is important to us.”

Report to Society 2008

Performance in 2008
Turbulence in financial markets around the world had an effect on AngloGold Ashanti’s performance during
2008, with several factors standing out as having had the greatest impact. Among the most significant of these were the:
•
satisfactory performance of the gold market relative to that of other commodities, although gold’s ‘safe haven’ status was affected by the depth of the financial crisis, which resulted in de-leveraging and a flight to cash across a wide range of investments;
•
rapid decline in the value of the rand against the US dollar in the fourth quarter; and
•
restrictions placed on production during the first four months of the year by the South African power utility,
Eskom, as a result of national power shortages.
Key elements of economic performance during 2008 included:
•
gold production of 4.98 million ounces, down by 9% on 2007;
•
average gold price received 23% lower at $485 per ounce as a consequence of the reduction in the hedge book;
•
rising input costs, resulting in total cash costs increasing by 24% to $444 per ounce; and
•
adjusted headline loss of $897 million.
Group overview – key economic data
2008
2007
% change
Gold produced
(000oz)
4,982
5,477
(9)
Average gold spot price
($/oz)
872
697
25
Average received gold price
($/oz)
485
629
(23)
Total cash costs
($/oz)
444
357
24
Total production costs
($/oz)
567
476
19
Ore Reserves
(Moz)
75
73
3
Revenue
1
($m)
3,743
3,113
20
Gold income
1
($m)
3,619
3,002
21
Gross profit (loss)
1
($m)
594
(248)
340
Adjusted gross (loss) profit
1 2
($m)
(384)
835
(146)
Adjusted headline (loss) earnings
3
($m) (897)
278
(423)
Adjusted headline (loss) earnings per share
(US cents)
(283)
99
(386)
Dividends paid per share
(US cents)
13
45
(71)
Average R/$ exchange rate
8.25
7.03
17
Exchange rate at year-end
9.46
6.81
39
Share price at year-end:
JSE                                                                   (R/share)
252
293
(14)
NYSE                                                                ($/share)
27.71
42.81
(35)
Market capitalisation at year-end
($m)
9,795
11,878
(18)
1
The group changed its accounting policy regarding the accounting of incorporated joint ventures to the equity method to provide more relevant financial data as returns from these investments are limited to dividends which are more representative of the income flows.
Incorporated joint ventures were previously accounted for using the proportionate consolidation method. Comparative figures have been restated to conform to the changes in accounting policy.
2
Adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts.
3
Adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustment on the convertible bond.
Good progress was made in strengthening the company’s balance sheet. The company undertook a rights offer, a reduction in its hedge book and completed a successful bond refinancing.
•
During July 2008, $1.7 billion was raised by way of a successful rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on 4 July 2008. As a result of this offer, 69,470,442 new ordinary shares of 25 SA cents each were issued at a subscription price of R194.00 a share. The rights offer proceeds were used primarily to reduce the hedge book.
•
In particular, the hedge commitments ended the 2008 financial year at 5.99 million ounces as compared with
11.28 million ounces at the end of December 2007, a reduction of 5.29 million ounces (47%) in the hedge performance
Economic

Report to Society 2008

book for the year. This was done at a total cost of $1.1 billion. The December 2008 hedge book represents
2% of resources compared to 5% in 2007. The reduced hedge commitments will help to significantly improve the company’s exposure to the spot price of gold during 2009, thus enabling AngloGold Ashanti to benefit from the relatively strong gold market currently prevailing.
•
Following the rights offer, AngloGold Ashanti’s net debt level was reduced to $1.28 billion as at the end of
December 2008. The R2 billion South African corporate bond that matured in August was fully redeemed, giving AngloGold Ashanti a net debt to earnings ratio (before interest, taxation, depreciation and amortisation)
of 1.26 as compared with a ratio of 1.08 in 2007.
•
In November 2008, AngloGold Ashanti secured a Term Facility with Standard Charted Bank to refinance the
$1 billion convertible bond due for redemption in February 2009. The Term Facility, which is extendible to
November 2010, will give the company flexibility in the current straitened economic circumstances and time to secure longer-term, cost-effective financing.
Information on the group’s financial performance is drawn from the company’s Annual Financial Statements
2008 (www.aga-reports.com), which is published concurrently with the Report to Society 2008. AngloGold
Ashanti also provides a comprehensive review of the operational activities of the group and its individual operations on a quarterly basis. See www.anglogoldashanti.com.
Benefits across the life cycle
AngloGold Ashanti’s core business is mining and exploration for gold. Silver, uranium and sulphuric acid are produced as by-products. While gold-bearing rock is a non-renewable resource with a finite lifespan during which it may be exploited, the metal, once mined, is potentially available in perpetuity as it is generally recycled.
The volume of gold scrap recycled varies substantially from year to year and typically peaks when prices increase. In 2008, approximately 25% of gold consumed came from recycled sources. However, gold is rarely destroyed, and gold which is not recycled is held and treasured as a store of value or for sentimental reasons, or as a useful commodity.
While AngloGold Ashanti recognises the limited life of its operations, the company’s mission is to create value for a broad range of its stakeholders – shareholders, employees and business and social partners. A key imperative for the company is therefore the broader economic impact that accrues to these stakeholder groups during the lifetime of these operations and, once mining has ceased, from the skills and economic opportunities that have been established during a mine’s life. Thus, while the financial performance of the business is an important indicator of the extent to which AngloGold Ashanti has succeeded in this, the value that accrues to the countries and communities in which the company operates is equally important. (See pages 10 and 11 for a depiction of aspects of the life cycle in which AngloGold Ashanti participates and the sustainability challenges presented.)
CC&V, USA

Report to Society 2008

Ensuring benefits in the long term
AngloGold Ashanti’s performance in adding value to the communities and countries in which it operates is often difficult to judge over a short period of time (such as a financial year) and should be seen rather in the context of the life of the operation. At the heart of the dilemma of assessing the economic contribution to the broader community is the very real requirement that shareholders’ money be spent wisely and that real returns be delivered to them, without other stakeholders being disadvantaged.
Mining projects are often very capital intensive, with long lead times, from the commitment of resources (people and capital) to the delivery of returns. For such an investment to be made, the company (on behalf of its shareholders) must assess at the outset the degree of risk that it will tolerate with regard to, among other things, the risk of an exploration project actually delivering a mine; construction and staffing risks; social, political and currency risks; and the medium- to long-term view of the market. Similar assessments are also made on an ongoing basis for existing operations. An important factor regarding the degree of risk attributed to a specific country or operation is the level of certainty provided by that country’s fiscal and regulatory regime.
The recent spike in commodity prices (which in some commodities has receded rapidly in recent months) has led to increased debate internationally on the contribution that companies in the resource sector can and should make to economic and social development in their host countries. As commodity prices have increased, so pressure on governments, from their own constituents, from non-governmental organisations (NGOs) and from lending institutions (such as the World Bank) to ensure that their electorates benefit fully from resource industry revenues, has intensified. The role of the resource sector in development has been a subject of debate since the 1980s when the concept of the ‘resource curse’ or ‘paradox of plenty’ was first put forward.
AngloGold Ashanti recognises that the global resources industry across a range of commodities has not always contributed positively to the development and well-being of the countries and communities in which it has operated. The resources industry – comprising as it does a wide range of small, medium and large players – is typically tarred with a single brush and is itself constrained by the limitations imposed by a cyclical market. In reality, there are a number of characteristics which are unique to the resource sector and which ensure that the industry will always be subject to the scrutiny of governments and their electorates. This issue is discussed in some detail in the case study: Converting mineral wealth to national treasure: the challenges of mining and development, on page 196 of this report, or at www.aga-reports.com/08/resource-debate.htm.
The group endeavours to approach this issue in an holistic way, looking at the economic contribution to the national fiscus as only one measure of several. Others include the provision of jobs (and frequently skills development and training to fill those jobs), infrastructural development (both as part of the mine’s development, which may be of use to communities, and specifically for the community), formal and informal performance
Economic
Eugene Codjoe
Control Room Operator, Iduapriem, Ghana
“The statement ‘business is people; people are our
business’ demonstrates AngloGold Ashanti’s commitment to
providing a favourable work environment for our employees.
I think it attracts potential employees too.”

Report to Society 2008

local economic development and corporate social investment initiatives. See the case study: New road paves the way for economic development in the DRC, at www.aga-reports.com/08/DRC-roads.htm.
Another illustration of the way in which mutual benefit may be achieved is the renegotiation of the water contract at CC&V.
Also, the group is able to manage its significant procurement expenditure so that it has a positive impact on local and regional economic activity. The total amount spent on the purchase of goods and services required to operate mines and produce refined metal (including market development costs net of other income) was
$1,550 million in 2008 (2007: $1,188 million). It is group policy that, as far as it is possible and practical to do so, goods and services should be procured locally and regionally. In South Africa, there are specific programmes in place to transform the company’s procurement base to include black economic empowerment
(BEE) imperatives. This is discussed in greater detail on page 49.
Withdrawal of exploration teams from the DRC
Following the outbreak of fighting between the military and ‘rebels’ in remote areas of the eastern Democratic Republic of Congo (DRC) in November 2008,
AngloGold Ashanti withdrew all personnel from three isolated exploration camps as a precautionary measure. Given reduced levels of exploration activity, the personnel from these camps, together with some personnel at the main base camp at Mongbwalu, were encouraged to begin their annual end-
of-year leave early. The exploration camps were repopulated, though in smaller numbers, during January 2009 as the security situation improved. With the focus of exploration activities being on desktop studies at this stage, the camps had, at the time of writing, not been brought up to full complement.
AngloGold Ashanti is represented in the DRC by its subsidiary, Ashanti
Goldfields Kilo, which has its head office in the capital, Kinshasa. The company’s exploration activities take place within the 10,000km
2
properties
known as Concession 40 in the Ituri region of the Orientale Province and are concentrated around the city of Mongbwalu.
Exploration, DRC
Rand Refinery, South Africa

Report to Society 2008

0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
Gold production
(000oz) attributable
06
05
04
07
08
4,982
5,477
5,635
6,166
5,829
0
100
200
300
400
500
600
700
Average gold price received
($/oz)
06
05
04
07
08
485
629
577
439
394
Operating performance
Total attributable gold production for 2008 (that is, attributable to AngloGold Ashanti as a result of the ownership structure and not total production by operations) declined by 9% to 4.98 million ounces (2007: 5.48 million ounces), making the company the third largest producer of gold in the world. This decline in production was largely a result of reduced volumes and lower grades mined at the South African operations owing to safety- and power-related stoppages; reduced production in Argentina as a result of poor grades and intermittent plant breakdowns, and in Tanzania, where poor plant availability and delays in accessing higher grades affected output negatively. Among the best performing operations were Moab Khotsong, which is in ramp-up phase, and
Mponeng in South Africa, Iduapriem in Ghana and Siguiri in Guinea.
In South Africa, the effect on production of restrictions imposed on the company by the national power utility,
Eskom, was less severe than initially expected. The expected shortfall was mitigated to some extent by improvements achieved in energy efficiency and by an earlier-than-expected restoration of optimal power. While power shortages may have an impact on future production, the company has been working with Eskom and government through the Chamber of Mines of South Africa and Business Unity SA (BUSA), the employer federation, to minimise any such occurrences. See the case study: AngloGold Ashanti’s response to the power crisis, at www.aga-reports.com/08/power-crisis.htm.
In late 2008, AngloGold Ashanti launched the Business Improvement Project (BIP), a company-wide change management process to secure the future of the organisation as a global gold producer. The BIP is a response to declining production levels, falling returns and increasing costs of production – and it signals the need for a change in the current strategy in order for AngloGold Ashanti to grow and thrive. It will be implemented over the next three to five years, starting with pilot sites and then across the company’s global operations, with the aim of improving productivity. See case study at www.aga-reports.com/08/BIProject.htm.
Attributable gold production (000oz)
2008
2007
2006
2005
Argentina
154
204
215
211
Australia
433
600
465
455
Brazil
407
408
339
346
Ghana
557
527
592
680
Guinea
333
280
256
246
Mali
409
441
537
528
Namibia
68
80
86
81
South Africa
2,099
2,328
2,554
2,676
Tanzania
264
327
308
613
United States
258
282
283
330
Total
4,982
5,477
5,635
6,166
performance
Economic

Report to Society 2008

Rand Refinery, South Africa
CC&V
258
66
Yatela
Sadiola
172
170
Morila
333
Siguiri
200
357
Iduapriem
Obuasi
Navachab
68
87
Serra Grande
320
Cerro
Vanguardia
154
314
Savuka
66
TauTona
600
Mponeng
362
Kopanang
Moab Khotsong
192
143
Tau Lekoa
Great Noligwa
330
264
Geita
433
Sunrise Dam
Attributable gold production by operation: 2008 (000 oz)
Brasil
Mineração
N
Surface operations
92
’000 Ounces
4,982
Total group production

Report to Society 2008

0
50
100
150
200
250
300
350
400
450
Total cash costs – group
($/oz)
06
05
04
07
08
444
357
308
281
264
Uranium, an important by-product
Uranium is produced at three of AngloGold Ashanti’s mines in the Vaal River area in South Africa. It is extracted from gold-bearing ore as a by-product.
Uranium grades achieved are much lower than those achieved at dedicated uranium mines in other uranium-producing countries. The average recovered grade of uranium processed at AngloGold Ashanti’s uranium plant is around
0.25kg/t. If it were not processed as a by-product, this uranium would be disposed of in the residue of the gold-bearing ore onto the tailings dams, along with other waste from the mining and processing operations.
Monitoring of tailings for radioactivity is not necessary as any remaining unrecovered uranium is in a diluted form, and below environmentally set of radiation. The processing of uranium complies with strictly enforced international legislation.
In 2008, the group produced 1.3 million pounds of uranium, which generated revenue of $15 million, representing a contribution to group revenue of 0.4%.
The group has stated it intends to continue to benefit from the growing demand for uranium and it is likely that uranium production will increase during the year ahead. At the same time, the company has restructured its long-term uranium contracts to create greater exposure to spot prices.
The gold market
The average gold price received of $485 per ounce for the year, was 23% lower than in 2007, due to significant restructuring of the hedge book during the year. Total revenue from gold production amounted to
$3,619 million, while revenue from each of the group’s three major by-products – uranium, silver and sulphuric acid – was $15 million, $23 million and $18 million, respectively.
Rising costs of production
Rising production costs was one of the most significant features of the year, particularly in South Africa, where inflation rose to 11,3% for the 12 months to December 2008. Also in South Africa, the rise in dollar production costs was offset to some degree by the rapid weakening of the South African rand in the fourth quarter of the year.
Consequently, the group’s total cash costs rose by 24% year-on-year to $444 per ounce, from $357 per ounce in 2007.
performance
Economic
0
200
400
600
800
1000
1200
1400
Annual capital expenditure
($m)
06
05
04
07
08
1,201
1,059
817
722
585
Vaal River, South Africa

Report to Society 2008

Value added statement for the year ended 31 December
2008
%                2007
%
$ million
contributed
contributed
Gold income
3,619
3,002
Purchases of goods and services in order to operate
mines and produce refined metal, including market
development costs net of other income
(1,550)
(1,188)
Value added by operations
2,069
55
1,814
65
Fair value gain on option component of convertible
bond
25
1
47                 2
Profit on disposal of assets
55
1
7
–
Dividends from investments and interest received
66
2
45
2
Government
Deferred taxation
289
8
88
3
Utilised in the group
Retained income
1,236
33
793
28
Total value added
3,740
100
2,794              100
Value distributed
Employees
Salaries, wages and other benefits
986
26
966
35
Government
- Current taxation
92
3
189
7
Providers of capital
- Finance costs and unwinding of obligations
114
3
120
4
- Dividends paid
41
1
125
5
- Minorities
40
1
32
1
Other
- Impairment of tangible and intangible assets and investments
1,608
43
1
–
- Loss on non-hedge derivatives and
other commodity contracts
297
8
792
28
Total value distributed
3,178
85
2,225                80
Reinvested in the group
- Amortisation and depreciation
562
15
569
20
3,740
100
2,794              100
Distribution of wealth – 2008
Employees for remuneration 26%
State of taxes
3%
Providers of capital
5%
Reinvested in the group
15%
Other
51%
15%
51%
26%
3%
5%
Distribution of wealth – 2007
Employees for remuneration 35%
State of taxes
7%
Providers of capital
10%
Reinvested in the group
20%
Other
28%
7%
28%
20%
35%
10%

Report to Society 2008

Distributing value to employees
In total, 62,895 people were employed by AngloGold Ashanti in 2008, 2% more than in 2007. This was largely a result of an increase in staffing levels at the Australia and United States operations. For more details on the group’s employment profile in 2008, see the Employment section of this report on page 95. By far the greatest percentage of economic distributions made during the year, at 84%, was to employees (including executive directors) – an amount of $986 million. Total distributions to employees (excluding executive directors) amounted to $983 million.
Employee benefits
2008
2007 restated
1
($m)
(%)
($m)
(%)
Salaries, wages and other benefits 826 84% 797 83%
Health care and medical schemes,
including defined post-retirement
medical expenses
65 6% 69 7%
Contribution to pension and
provident plans
46 5% 48 5%
Retrenchment costs 9 1% 19 2%
Share-based payment expense 40 4% 33 3%
Total included in cost of sales,
other operating expenses
operating special items and
corporate administration and
other expenses
986 100% 966 100%
1
The 2007 numbers have been restated to equity account joint ventures.
All permanent employees participate in some form of retirement funding scheme to which the company makes a contribution. In some cases this is the legislated contribution to the country’s social security scheme, while in others it is a contribution to a private or company-run scheme. The specific nature of the benefits and contributions varies from region to region. These benefits are funded primarily on a defined contribution basis, with a very small percentage of employees on defined benefit schemes. (Defined benefit schemes are closed to new members, with new employees participating in defined contribution schemes.) Funding for the liabilities resulting from the defined benefit schemes is provided for by the company on an ongoing basis.
Around 24% of employees, largely in South Africa, participate in the group’s share option scheme and an additional 48%, all in South Africa, are members of the Bokamoso Employee Share Ownership Plan (ESOP).
The Bokamoso ESOP was implemented as part of the group’s BEE programme (see page 48). The first vesting date (in which employees become able to exercise their rights to trade their shares or exercise their options) is in November 2009. In advance of this, a research project into employee debt levels was undertaken, and an education programme, developed by the Bokamoso ESOP Trust with the company’s participation, will assist employees in planning for the best use of their ‘dividends’ from vesting.
performance
Economic
50
150
May
Mar
Jan
Jun
Jul
$
100
300
Feb
R
200
250
Apr
Aug
Sep
Oct
Nov
Dec
20
30
40
R/share
$/share
AngloGold Ashanti share price performance – R and $ (2008)

Report to Society 2008

The group’s share price performance reflected trends in international markets and the global economic outlook and, consequently, employees did not benefit from share price appreciation. The AngloGold Ashanti share price opened the year at R293 on the JSE. It closed the year at R252, with a year high and a low of R349 and
R150, respectively.
Distributions to shareholders
AngloGold Ashanti is a publicly listed company and is traded on stock exchanges in South Africa (share code on the JSE – ANG), the United States (NYSE – AU), Australia (ASX – AGG), the United Kingdom (LSE – AGD),
Ghana (AGA and AAD), France (Euronext, Paris – VA) and Belgium (Euronext, Brussels – ANG BB).
The company’s shares are highly liquid with around 80.6% of the group’s shares being held in free float.
The graph above depicts the geographical location of the company’s shareholders as at 31 December 2008. The largest percentage shareholding (excluding the shareholdings of Anglo American plc (16.1%) and the Government of
Ghana (3.2%), that is, of the free float) is in the Americas (44.9%), followed by South Africa (37.0%) and the United
Kingdom (7.3%).
Dividends declared for 2008 amounted to $41 million (2007: $125 million).
Payments to government
Governments (or their provincial representatives) are shareholders in a number of operations or in the company itself:
•
In Argentina, the Province of Santa Cruz has a 7.5% interest in Cerro Vanguardia.
•
The Government of Guinea holds a 15% stake in the Siguiri mine.
•
The Government of Mali holds an interest of 20% in each of the Morila, Sadiola and Yatela mines.
•
The Government of Ghana holds a 3% interest in AngloGold Ashanti.
AngloGold Ashanti is a member of the Extractive Industries Transparency Initiative (EITI) and supports the EITI’s request for transparency in the disclosure of payments to government and receipts from governments.
The following payments were made to governments (on a country basis) by AngloGold Ashanti, or its subsidiaries or the joint ventures that the company manages, during the year under review:
Rand Refinery, South Africa
Geographical distribution of
combined total shares identified
31 December 2008 (%)
1.6%
1.1%
46.0%
2.0%
1.0%
3.6%
9.1%
35.7%
Americas
South Africa
United Kingdom
Asia Pacific / Middle East
Rest of Europe
Switzerland
France
Belgium
* Free float, that is, figures exclude Anglo
American and government of Ghana position

Report to Society 2008

Argentina ($000)
Dividends paid to government
888
Taxation paid in 2008*
4,368
Provision for taxation*
1,130
Withholding tax (STC, royalties, etc)
13,536
Other indirect taxes and duties
1,599
VAT paid
20,067
VAT refunded
(16,698)
Employee taxes and other contributions**
2,869
Property tax
3
Other***
8,186
Total
35,948
Australia ($000)
Dividends paid to government
–
Taxation paid in 2008*
43,229
Provision for taxation*
(23,928)
Withholding tax (STC, royalties, etc)
12,860
Other indirect taxes and duties
–
VAT paid
136
VAT refunded
(28,057)
Employee taxes and other contributions**
9,556
Property tax
–
Other
–
Total
13,796
Brazil
($000)
Dividends paid to government
–
Taxation paid in 2008*
44,751
Provision for taxation*
31,833
Withholding tax (STC, royalties, etc)
–
Other indirect taxes and duties
4,461
VAT paid
6,509
VAT refunded
–
Employee taxes and other contributions**
22,397
Property tax
313
Other (financial contribution on
mining exploration)
2,991
Other (tax over vehicles ownership)
199
Total
113,454
Colombia ($000)
Dividends paid to government
–
Taxation paid in 2008*
277
Provision for taxation*
58
Withholding tax (STC, royalties, etc)*
1,171
Other indirect taxes and duties
239
VAT paid
327
VAT refunded
–
Employee taxes and other contributions**
708
Property tax
332
Other (tenement fees)
2,934
Total
6,046
*
Includes capital gains tax
**
Includes remittance made to government but borne by employees as individual taxation, eg PAYE, UIF.
***    Tax on exports
performance
Payments to government:
Economic

Report to Society 2008

DRC ($000)
Dividends paid to government
–
Taxation paid in 2008*
–
Provision for taxation*
–
Withholding tax (STC, royalties, etc)
–
Other indirect taxes and duties
218
VAT paid
–
VAT refunded
–
Employee taxes and other contributions**
487
Property tax
–
Other
–
Total
705
Ghana ($000)
Dividends paid to government
1,379
Taxation paid in 2008*
1,912
Provision for taxation*
8,316
Withholding tax (STC, royalties, etc)
17,504
Other indirect taxes and duties
9,266
VAT paid
230
VAT refunded
(5,075)
Employee taxes and other contributions**
11,570
Property tax
49
Other
399
Total
45,550
Guinea ($000)
Dividends paid to government
1,500
Taxation paid in 2008*
–
Provision for taxation*
23,728
Withholding tax (STC, royalties, etc)
40,145
Other indirect taxes and duties
1,490
VAT paid
–
VAT refunded
–
Employee taxes and other contributions**
3,332
Property tax
–
Other
1,230
Total
71,425
Mali ($000)
Dividends paid to government
38,000
Taxation paid in 2008*
42,075
Provision for taxation*
53,997
Withholding tax (STC, royalties, etc)
21,750
Other indirect taxes and duties
2,359
VAT paid
2,422
VAT refunded
(2,986)
Employee taxes and other contributions**
9,382
Property tax
–
Other
4,579
Total
171,578
*
Includes capital gains tax
**
Includes remittance made to government but borne by employees as individual taxation, eg PAYE, UIF.
Payments to government:

Report to Society 2008

Namibia ($000)
Dividends paid to government
–
Taxation paid in 2008*
5,042
Provision for taxation*
5,693
Withholding tax (STC, royalties, etc)
1,789
Other indirect taxes and duties
–
VAT paid
2,055
VAT refunded
(5,354)
Employee taxes and other contributions**
2,013
Property tax
–
Other***
392
Total
11,630
South Africa
($000)
Dividends paid to government
–
Taxation paid in 2008*
6,468
Provision for taxation*
11,584
Withholding tax (STC, royalties, etc)
–
Other indirect taxes and duties
–
VAT paid
–
VAT refunded
(90,713)
Employee taxes and other contributions**
170,098
Property tax
1,870
Other
–
Total
99,307
Tanzania ($000)
Dividends paid to government
–
Taxation paid in 2008*
715
Provision for taxation*
(3,861)
Withholding tax (STC, royalties, etc)
6,966
Other indirect taxes and duties
18,251
VAT paid
5,428
VAT refunded
(3,785)
Employee taxes and other contributions**
12,165
Property tax
–
Other****
369
Total
36,248
United States
($000)
Dividends paid to government
–
Taxation paid in 2008*
300
Provision for taxation*
(12)
Withholding tax (STC, royalties, etc)
–
Other indirect taxes and duties
–
VAT paid
–
VAT refunded
–
Employee taxes and other contributions**
3,795
Property tax
840
Other (production mine tax)
1,450
Other (severance tax)
1,328
Total
7,701
*
Includes capital gains tax
**
Includes remittance made to government but borne by employees as individual taxation, eg PAYE, UIF.
***   Tax on exports
****  Comprises annual road levy to the Geita district, forest clearance fees and airport taxes.
performance
Economic
Payments to government:

Report to Society 2008

The following instances of tax exemptions or reduced taxation rates are reported:
Operation
Description
Standard
Rate paid by
Legal basis for
of tax
rate
business unit
tax concession
Argentina:
Cerro Vanguardia
Income tax rate 35% 30% At the time that CVSA was
for corporations
allocated a tax rate (as part of
the fiscal stability programme
which is valid for 30 years), the
corporate tax rate was 30%.
Tax on financial 0.6% on debits; Did not exist when fiscal
payments 0.6% on credits. 0%
stability programme was
awarded.
Import duties Varied, dependent 0% In line with Argentinian
on type of goods Mining Investment Law
imported.
(24196), mining companies
registered under this special
fiscal regime are exempt.
Presumed 1% 0% Mining companies are
minimum exempt from this tax.
income tax
Brazil:
Brasil Mineraça
~
o
State VAT on 12% to 18% Exempt Statutory regulation
exports (ICMS)
Federal value
5% to 25% Exempt Statutory regulation
added tax
Drawback
12% to 18% Exempt Statutory regulation
incentive
Turnover taxes
9.25% Exempt Statutory regulation
on exports
State VAT on import   18%
Exempt Company agreement
of machinery and
equipment
Serra Grande State VAT on 12% to 18% Exempt Statutory regulation exports (ICMS)
Federal value
5% to 25% Exempt Statutory regulation
added tax
Drawback incentive
12% to 18% Exempt Statutory regulation
Turnover taxes 9.25% Exempt Statutory regulation
on exports
Ghana:
Iduapriem and
Import duty on 10% 0% Act of Parliament
Obuasi
mining equipment
Other
10% 5% Act of Parliament
Royalties In excess of 3% 3%
Stability agreement signed
18 February 2004, valid for
15 years
Mali:
Morila
VAT on local 18% Exempt Legislation
purchases
with effect
from 1 July
2008
Sadiola/Yatela Fuel tax Varies monthly Exempt
Mining agreement signed
on 20 March 1990 – valid for
30 years.
VAT exemption 18% Exempt Started on 1 July 2006.
on transactions Renewable on demand.
with registered Approved by the Minister
Mali business units of Finance.

Report to Society 2008

Assistance from government
No significant financial assistance was received by the company or the operations from government in any of the jurisdictions in which the company operates. Any assistance received is detailed below.
Assistance from government
Country
Value ($000)
Description
Argentina
Cerro Vanguardia
13,724 Subsidies/rebates
3,320 Other financial benefits from government
Mali
Sadiola/Yatela
6,873 Tax relief (see details above).
Investing in the future
AngloGold Ashanti recognises that much needs to be done today to sustain its operations into the future. As the market for gold is the fundamental driver of the business, the company has for many years been involved in the active development of the gold market. Looking internally, the need to discover and develop future mines, both in new areas and around existing operations, drives the group’s exploration programme. At the same time, significant capital is expended every year to sustain current infrastructure and to extend current operations, and to develop new projects.
Gold market development
Since its inception AngloGold Ashanti has been committed to growing the market for its product. The company’s marketing programmes aim to increase the desirability of gold to sustain and grow demand.
AngloGold Ashanti is an active member of the World Gold Council (WGC), and AngloGold Ashanti’s
subscription to the WGC accounts for the bulk of the company’s marketing spend. The company remains involved in independent projects to grow jewellery demand in partnership with companies such as Tanishq (a subsidiary of the Tata Group) in India. It has also supported the development of gold concept stores in China, under the ‘Just Gold’ brand. AuDITIONS, the company’s own global gold jewellery design competition brand, continues to grow and has become a powerful corporate marketing tool.
For further information on the group’s gold market development initiatives see the website at
www.anglogoldashanti.com or the Annual Financial Statements at www.aga-reports.com
Exploration and development
Total exploration expenditure amounted to $183 million in 2008, of which $77 million was spent on greenfields exploration, $86 million on brownfields exploration and the balance of $20 million on pre-
feasibility studies. The primary aim of both the greenfields and brownfields exploration programmes is to identify new attributable Mineral Resource ounces of gold.
performance
Economic
Rhonda Hrack
Haul truck driver, CC&V, USA
“Employees and management can work together, hand-in-
hand, by sharing ideas to improve not only production and
safety, but to also better our surrounding communities.”

Report to Society 2008

Cripple
Creek
& Victor
Yatela
Sadiola
Morila
Siguiri
54
112
Iduapriem
Obuasi
Navachab
Serra Grande
Anglo Gold
Ashanti
Brasil
Mineração
69
Cerro
Vanguardia
Savuka
TauTona
Mponeng
Kopanang
Moab Khotsong
Tau Lekoa
Great Noligwa
Geita
419
Sunrise Dam
Capital expenditure by operation ($000): 2008
3
3
1
18
12
27
20
15
18
89
47
26
86
60
11
53
19
Boddington
N
Greenfields exploration was conducted in six countries – Australia, China, Colombia, the DRC, the Philippines
and Russia. Approximately 304,000 metres of various types of drilling was completed during the year, together with the drill testing of existing priority targets and the delineation of new targets in Australia, Colombia,
Russia, the DRC and China. The most prospective of these were Tropicana in Australia and La Colosa in
Colombia, where a combined total of 13 million attributable Measured, Inferred and Indicated Mineral Resource
ounces of gold were defined by AngloGold Ashanti’s greenfields exploration teams during the year to
31 December 2008.
Another $36 million of expensed brownfields exploration and capital expenditure of $50 million aimed at identifying replacement ounces was undertaken in and around most of AngloGold Ashanti’s existing operations.
In 2008, most success was achieved at the South African, Australian, Ghanaian and Guinean operations, and as a result of the brownfields exploration programme 27.5 million ounces were successfully added to the company’s total Mineral Resource.
For further information on the exploration programme see the website at www.anglogoldashanti.com or the
Annual Financial Statements 2008, at www.aga-reports.com.
Capital expenditure
A great deal of emphasis is placed by the company on capital investment both to sustain operations and to develop operations and margins. In 2008, the group capital expenditure was $1,201 million
(2007: $1,059 million). Stay-in-business expenditure, including that spent on Ore Reserve development, amounted to $547 million, while new project development amounted to $654 million.
For further information on the exploration programme see the website at www.anglogoldashanti.com or the
Annual Financial Statements, at www.aga-reports.com.
Black economic empowerment
AngloGold Ashanti is largely supportive of the legislation and regulations that encourage the transformation of
South African society to fully enable the participation of all South Africans. The group recognises that there is a need for proactive transformation programmes. In addition to the many programmes in place at an operational level, AngloGold Ashanti’s contribution to transformation can be reported as follows:
•
transferring of assets to and facilitating ownership by historically disadvantaged South Africans (HDSAs);
•
transforming the group’s procurement base in line with the Mining Charter; and

Report to Society 2008

•
employment equity programmes that promote the recruitment, development and retention of HDSAs, particularly in supervisory and management roles, and in core mining disciplines. This is discussed in greater detail, in the Employment section of this report to be found on page 90, and in the Social and Labour Plan reports for the West Wits and Vaal River regions, which are also available at www.aga-reports.com.
BEE ownership of AngloGold Ashanti
AngloGold Ashanti achieved the conversion of its mining rights for all of its South African operations in 2005.
One of the key factors taken into consideration by the Department of Minerals and Energy (DME) in awarding these conversions was the transfer of equity ownership of more than 26% of the company’s South African assets to BEE/HDSA companies or HDSAs.
AngloGold Ashanti achieved this through three different types of transactions as discussed below.
•
The sale of assets to HDSA companies: In January 1998 and July 1998, the then AngloGold sold to
ARMgold, an HDSA company, Vaal Reefs 1 to 7 shafts, Western Holdings 1, 2, 3, 4, 6 and 7 shafts and the
Welkom gold plant. In January 2002, AngloGold sold the remainder of its assets in the Free State to a combined Armgold and Harmony Joint Venture company. These were the Bambanani, Joel, Matjhabeng and
Tshepong mines, and shares in the Jeanette project as well as surface infrastructure. AngloGold Ashanti and the DME recognised the HDSA participation relating to these transactions at 20.8%.
•
The formation of an Employee Share Ownership Plan (ESOP): In October 2006, AngloGold announced the formation of the Bokamoso ESOP in which all employees at AngloGold Ashanti’s South African operations, including the corporate office, who were not participants in any current share incentive scheme, would qualify as beneficiaries. Just over 30,000 employees participate in the Bokamoso ESOP, with 91.5% of eligible employees being HDSAs. A trust was established to acquire and administer the shares issued by the company (2,880,000 E ordinary shares and 980,000 ordinary shares, representing approximately 1.4% of
AngloGold Ashanti’s issued share capital at that time). The shares will vest annually in five equal tranches to each eligible employee, with the first tranche vesting on the third anniversary of the Bokamoso ESOP’ s launch (that is, in 2009), and the last on the seventh anniversary (in 2016).
•
Acquisition of equity by BEE company: In a third transaction, also in October 2006, Izingwe Holdings Limited, a
BEE investment company, acquired 1,400,000 E ordinary shares (a 0.5% equity interest in AngloGold Ashanti at that time). Izingwe Holdings Chairman, Sipho Pityana, was appointed to the AngloGold Ashanti Board of
Directors in February 2007.
•
The combined ESOP and Izingwe transactions represent the transfer of an additional 6% of the South African assets to HDSA ownership, bringing total HDSA ownership to just over the 26% target required in terms of the Mining Charter.
performance
Economic
Obuasi, Ghana

Report to Society 2008

Local procurement
AngloGold Ashanti endeavours to support the communities and countries in which it operates through its procurement practices. As far as it is possible, and taking quality and cost into account, all operations have plans in place to increase local procurement. Procurement practices in South Africa, as required by the Mining
Charter, are discussed on page 49 and the Social Labour Plan reports at www.aga-reports.com. Details for other operations may be found in the Country and Operational reports, also available at www.aga-reports.com.
In many cases, and particularly in developing countries, these procurement opportunities are linked to the local economic development initiatives discussed in the Community section of this report.
Transforming the procurement base
In South Africa, the company is currently aligning its procurement policies with the Department of Trade and
Industry’s Codes of Good Practice, and will complete this process by 2009. This code is an integral part of the country’s transformation process and is aimed at encouraging new and small suppliers, particularly from historically disadvantaged communities. See case study: New codes of practice shape BEE procurement in
2008, at www.aga-reports.com/08/BEE-codes.htm.
AngloGold Ashanti regards BEE companies as preferred suppliers. What this means in practice is that BEE companies which comply with AngloGold Ashanti’s criteria are placed on the vendor list and receive preferred status in winning contracts, should they be commercially competitive.
Targets have also been set for levels of BEE expenditure over a 10-year period. At the end of December 2008,
BEE procurement was 35%, against a target of 41%.
Of total procurement spend in 2008 of R4,222 billion, of which R1,471 billion was spent through
BEE companies. Of this R258 million was spent on the procurement of capital goods, R788 million on consumables and R425 million on that of services, all from BEE-related companies. For further detail, see the
José Gregorio Ferreira da Mata Filho
Production Co-ordinator, Brazil
“During the two years I have been employed at AngloGold Ashanti,
I have been exposed to a number of exciting professional highlights such as my involvement in the Cuiabá Mine expansion project. My biggest challenge is managing people on a daily basis but I am learning new people skills every day.”
BEE spend as a percentage
of total spend (%)
Non-BEE
BEE
65.1%
34.9%
BEE spend as a percentage of
capital spend (%)
Non-BEE
BEE
82.4%
17.6%
BEE spend as a percentage of
consumables spend (%)
Non-BEE
BEE
46.4%
53.6%
BEE spend as a percentage of
services spend (%)
Non-BEE
BEE
71.1%
28.9%

Report to Society 2008
Social and Labour Plan reports at www.aga-reports.com.

Geographical analysis of gold income by destination ($ million)
2008
2007
South Africa 1,370 1,039
North America 1,057 741
Australia 7 90
Asia 255 267
Europe 307 734
United Kingdom 809 409
3,805 3,280
Equity accounted investments included above (186) (278)
Total 3,619 3,002
Taking responsibility for gold
Gold as a product is benign and does not in itself have a significant impact on health and safety. However, the activities involved in the mining and processing of gold, and some of the by-products generated, have the potential to negatively affect the safety and health of employees and communities, and their environment.
When evaluating the associated sustainable development risks and impacts, and in developing plans to mitigate these risks and the impacts of our business, the group looks at the full life cycle of the product, including its production.
No issues of non-compliance with regulations concerning the health and safety effects of products were alleged in 2008. Products are labelled according to internationally accepted norms, regulations and standards. In respect of gold bullion, such labelling typically indicates the name of the refinery and the purity of the bar. No incidents related to product labelling occurred in 2008.
The bulk of the group’s gold is sold through well-established and long-term channels. The graphs above, illustrate the delivery destinations, by country, for AngloGold Ashanti’s gold. Further details may be found in the
Annual Financial Statements 2008 at www.aga-reports.com.
CASE STUDIES:
Case studies describing some of the challenges that the group faces, and how these are addressed may be found on the
Report to Society website at www.aga-reports.com, or at the specific urls listed below.
GROUP
Converting mineral wealth to national treasure: the challenges of mining and development
There has been increased debate internationally over the contribution that companies in the resource sector can and should make to economic and social development in their host countries. As commodity prices have increased, so pressure on governments, from their own constituents, from NGOs and from leading institutions, to ensure that their electorates are benefiting fully from resource industry revenues intensifies. AngloGold
Ashanti recognises that there are sound reasons for this debate and that the global resources industry across a range of commodities has not always contributed to the development and well-being of the countries and communities in which it has operated. This case study looks at the potential contribution that resource entities can make to sustainable development in their host countries. See case study on page 196 of this report, or at
www.aga-reports.com/resource-debate.htm.
performance
Economic

Report to Society 2008

AngloGold Ashanti introduces Business Improvement Project
Towards the end of 2008, CEO Mark Cutifani announced the launch of the Business Improvement Project (BIP), a company-wide change management process to secure the future of the organisation as a global gold producer.
The BIP is a response to declining production levels, falling returns and increasing costs of production – and it signals the need for a change in the current strategy in order for AngloGold Ashanti to grow and thrive. It will be implemented over the next three to five years, starting with pilot sites and then across the company’s global operations, with the aim of improving productivity. See case study at www.aga-reports.com/08/BIProject.htm.
SOUTH AFRICA
AngloGold Ashanti’s response to the power crisis
The South African electricity crisis in January 2008 was critical for AngloGold Ashanti, which used the crisis as a catalyst to review its energy efficiency performance, explore new initiatives to decrease electricity usage, and speed up implementation programmes. In this way the group was able to minimise the impact of this crisis.
AngloGold Ashanti aims to continue reducing its power consumption, to ensure that it stays ahead of power requirements and continues to improve efficiencies. See the case study at www.aga-reports.com/08/power-
crisis.htm.
New codes of practice shape BEE procurement in 2008
AngloGold Ashanti has methodically increased the proportion of goods and services procured from suppliers owned by historically disadvantaged South Africans (HDSAs) as part of its compliance with the Mining Charter, and has regularly reported on its progress in this regard. The company is now establishing systems to enable it to report on its South African procurement activities in line with the Department of Trade and Industry’s (DTI’s)
Codes of Good Practice, and 2008 saw a successful ‘test run’ of these systems and processes. See case study on at www.aga-reports.com/08/BEE-codes-htm.
UNITED STATES
Renegotiating the water contract at CC&V
EXPLORATION
New road paves the way for economic development in the DRC
Land transport in the Ituri region of the Democratic Republic of Congo, where AngloGold Ashanti’s subsidiary
Ashanti Goldfields Kilo operates an exploration project, is a challenge. The underdeveloped road infrastructure is a legacy of the conflict that has gripped the country and this region in particular for years, and has constrained investment and kept what infrastructure there is in a state of serious neglect. The Congolese have traditionally depended mostly on water transport systems – rivers and waterways – but this is often inefficient.
In 2006, in partnership with the United Nations peacekeeping mission in Bunia, Ashanti Goldfields Kilo began a programme to upgrade the road. The benefits are already being seen, both for the company and the people of the area. See the case study at www.aga-reports.com/08/roads-DRC.htm.

Report to Society 2008
Victor’s water system in 2007. See the case study at www.aga-reports.com/08/water-CCV.htm.
At AngloGold Ashanti’s CC&V mine, in the western United States, a reliable water supply is vital. The mine recently renegotiated its water supply contract with the City of Victor, following co-operative efforts to upgrade and governance
Ethics

Report to Society 2008

54
Key developments
54
Renewing the vision, mission and values
55
The year in review
68
Objectives for 2009
69
Case studies

Report to Society 2008

KEY DEVELOPMENTS
•
Amendments were made to the Conflict of Interest and the Gifts, Hospitality and Sponsorship
policies during the year.
•
A few legal issues remain unresolved.
•
Voluntary compliance with United Nations Global Compact, ICMM principles, Responsible Jewellery
Council, Global Reporting Initiative, Cyanide Code and Voluntary Principles on Human Rights
and Security
RENEWING THE VISION, MISSION AND VALUES
In late 2007, AngloGold Ashanti embarked on a consultative process to review the company’s mission, vision and values. The process was built on the launch of the ‘Safety is our first value’ campaign at the South African operations in November 2007, and was developed further through interactions between executive management and employees in a range of different interventions over the following months.
In respect of ethics and governance, the AngloGold Ashanti values specifically note that:
We are accountable for our actions and undertake to deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.
The new mission, vision and values statement was approved for implementation by the group Executive Committee in June 2008 and appears on page 24 of this report. The group’s undertakings or business principles in respect of ethics and governance may be found on the website at www.anglogoldashanti.com/Values/Values.htm.
For further information on the development and implementation of these values, see the case study: Renewing our commitment to doing things the right way, at www.aga-reports.com/08/renew-values.htm.
and governance
Ethics
Cellou Dioubate
Secretary, Siguiri, Guinea
“A successful organisation is one that constantly develops
its employees. People should be given the opportunity to
develop skills through training and learning.”

Report to Society 2008

THE YEAR IN REVIEW
Leadership and governance
AngloGold Ashanti remains committed to the highest standards of corporate governance. Corporate governance is the responsibility of the Board of Directors as a whole, with some authority delegated to the Audit and Corporate Governance Committee of the board and the management Disclosure Committee.
The board is guided by the company’s founding statements, the board charter, the company’s legal obligations in terms of the South African Companies Act of 1973 (as amended), the US Sarbanes-Oxley Act of
2002 (SOx), the company’s legal and disclosure obligations to the JSE (where it holds its primary listing), as well as various corporate governance guidelines, such as the King Code on Corporate Governance 2002
(King Code). A Code of Ethics for the chief executive officer, the chief financial officer and senior financial officers also guide conduct. (These codes and documents are available on the website at
www.anglogoldashanti.com/About/Corporate+Governance/Guidelines.htm).
Various other legislative and governance standards also guide the company’s legal and disclosure obligations.
Management takes day-to-day responsibility for corporate governance and regularly reports to the board and various committees of the board. The board chairman plays an active role in the corporate governance issues faced by the company, interacting regularly with executive directors, senior management and other interested parties, when necessary.
In line with JSE Listings Requirements, the company discloses its compliance in terms of corporate governance with the King Code and explains any areas of non-compliance. The King Code is a set of guidelines to companies aimed at ensuring good governance by both the board and management. AngloGold Ashanti again complied with all material aspects of the King Code and SOx in 2008.
Corporate governance is dealt with extensively in AngloGold Ashanti’s Annual Financial Statements, available at www.aga-reports.com.
Savuka, South Africa

Report to Society 2008

Awards and recognition for reporting
AngloGold Ashanti was recognised for reporting as follows in 2008:
•
inclusion in the JSE Sustainability Index 2008;
•
overall winner of the Southern African Institute of Chartered Secretaries and
Administrators and JSE Annual Report Awards in the category ‘Top 40’ JSE shares; and
•
fourth place in the Ernst and Young Sustainability Report awards.
PERFORMANCE IN 2008
Board structure
At the end of December 2008, the board of AngloGold Ashanti comprised 10 members (2007: 17). It should be noted that:
•
the chairman and deputy chairman are independent;
•
eight directors (80%) are independent and non-executive; and
•
there are two executive directors (20%).
In October 2008, the board reviewed its definition and criteria for determining which of its members qualified as being independent. This definition may be found at www.aga-reports.com/08/independence.pdf.
The board is guided by a board charter that governs its powers, functions and responsibilities. Among other issues, potential conflicts of interest are a standing item on the board’s agenda. The board met on 11 occasions in 2008, including three subcommittee meetings of the board. A formal process is in place to determine the qualification and experience of board members and potential Board members. A formal and regular process is in place to evaluate the performance of the board.
Board subcommittees
There are eight board subcommittees that meet on a regular basis to facilitate the activities and deliberations of the board. The subcommittees comprise members of the board and have written terms of reference governing their powers, functions and activities. Members of board committees have access to management and the records of the company, as well as to external professional advisers should the need arise.
The board subcommittees are:
•
Audit and Corporate Governance Committee;
•
Transformation and Human Resources Development Committee (formerly the Employment Equity and
Development Committee);
Corporate Office, South Africa
Structure of the board
2008 (%)
Executive directors
Independent
non-executive directors
80%
20%
and governance
Ethics

Report to Society 2008

•
Executive Committee;
•
Investment Committee;
•
Nominations Committee;
•
Political Donations Committee;
•
Remuneration Committee; and
•
Safety, Health and Sustainable Development Committee.
The Safety, Health and Sustainable Development Committee oversees this report. The work of the Transformation and the Human Resources Development Committee is also reported in the Social and Labour Plan reports.
Safety, Health and Sustainable Development
The Safety, Health and Sustainable Development Committee is tasked with overseeing the company’s performance regarding safety, health and environmental performance, and its social interaction with the communities in which it operates. It is also responsible for establishing targets in relation to each of these areas. The committee comprises non-executive directors and executive management (including the chief executive officer).
The committee met on four occasions during 2008. Members of this committee are Bill Nairn (chairman),
Mark Cutifani, James Motlatsi, Sipho Pityana and Joseph Mensah. Members of management are invited to attend meetings at the committee’s discretion.
The committee operates in accordance with its Charter which specifically addresses the economic, social and environmental performance of the company. On an annual basis the committee undertakes a self-assessment of it performance against its mandate, which is then reported to and reviewed by the board.
Safety, health and environmental performance, and relations with government, community members and other stakeholders, form an integral part of the management of operations. These aspects are considered when a manager’s operational and individual performance is reviewed. Safety targets and performance in particular form part of the Remuneration Policy for senior and middle management at operations. See the Remuneration
Report in the Annual Financial Statements regarding the linkage between compensation and performance.
Transformation and Human Resources Development
The Employment Equity and Development Committee, which changed its name in October 2008 to the
Transformation and Human Resource Development Committee, is responsible for overseeing the company’s performance in respect of employment equity, transformation and staff development by taking into account the requirements of applicable legislation, relevant international labour conventions and the monitoring of targets set by the company. The committee is also responsible for developing employee skills in a manner that seeks to retain and nurture talent, and to provide employees with the opportunity to enhance their skills and knowledge. The committee met on four occasions during 2008. Its members are: James Motlatsi
(chairman), Frank Arisman, Reginald Bannerman, Mark Cutifani, Bill Nairn and Sipho Pityana.
Executive management
The Executive Committee, chaired by Mark Cutifani, is responsible for overseeing the day-to-day management of the company’s affairs and for executing the board’s decisions. The committee meets at least monthly and is actively involved in the strategic review of the company’s values, safety performance, operation and exploration profiles, and financial status. In 2008, Thero Setiloane was appointed Executive Vice President: Sustainability, to oversee and combine the functions relating to sustainable development, and is a member of this committee.
Sunrise Dam, Australia

Report to Society 2008

Risk management
Significant emphasis is placed on the assessment, mitigation and management of risk, particularly regarding safety, health, environment and community-related risks.
The board is ultimately responsible for risk management and the group’s strategy and policies regarding risk are reviewed by the executive directors and senior management. Management has established a group-wide system of internal control to identify, evaluate and manage significant risks within the group.
A full review of risk control and disclosure is undertaken twice a year and considers key findings from ongoing monitoring and reporting, management assertions and independent assurance reports. These are then reported to the Executive Committee and the Audit and Corporate Governance Committee.
The group takes due cognisance of the precautionary principle in its risk identification and assessment processes. In line with AngloGold Ashanti’s adoption of the ICMM Sustainable Development Principles and
Framework, risk assessment is undertaken using scientific data and methodologies. A full discussion of the risk management process and some of the risks that could materially affect AngloGold Ashanti may be found in the
Annual Financial Statements at www.aga-reports.com/09/Risk-management.htm.
Legal issues
The head of AngloGold Ashanti’s legal department is responsible for ensuring that significant legal issues considered as part of the risk management process are brought to the attention of the Audit and Corporate
Governance Committee, which is responsible for risk management. A register of litigation matters to which the company has a possible financial exposure is maintained and reviewed on a quarterly basis. The following is a summary of the significant legal issues raised during 2008, with feedback on those reported in previous years.
A significant legal issue is defined as one that could result in a potential liability to the company and an issue with a potentially negative consequence for the company’s reputation, as assessed by the company executive.
In prior years, significant legal liabilities have been defined as those with an impact of $1.5 million or higher and/or which could have an adverse effect on the company’s reputation as assessed by the company than a monetary threshold. A monetary threshold has therefore not been set for purposes of this report.
Feedback on legal issues reported in 2007
•
In April 2005 AngloGold Ashanti instituted action against various mining companies and government ministers claiming that the mines upstream from its Vaal River operations are responsible and liable for pumping underground water that arises from their mines. As reported last year, the issue was largely resolved with the formation of the not-for-profit Margaret Water Company. The Margaret Water Company is in the
process of purchasing the relevant shafts from the Stilfontein Gold Mining Company (in liquidation). (See case study in 2007 Report to Society: http://www.aga-reports.com/07/kosh-update.htm).
Gordon Cassim
Acting Asset Protection Leader, Johannesburg, South Africa
“My job is highly rewarding. My responsibility is to safeguard the security of AngloGold Ashanti’s employees, assets,
visitors and executive residences.”
and governance
Ethics
executive. AngloGold Ashanti has revised the criteria for 2008 and considers reputation risk to be more relevant

Report to Society 2008

•
An action was instituted by Mr. Thembekile Mankayi, claiming approximately R2.6 million ($0.32 million) for damages allegedly suffered by him through contracting silicosis while employed in mines now owned by
AngloGold Ashanti. An exception was filed by AngloGold Ashanti against the claim, which was argued at a hearing in February 2008 and upheld in the judgment delivered in June 2008. The plaintiff has been given leave to appeal the judgment, and a date is awaited for the appeal to be heard by the Supreme Court of
Appeal. In response to the effects of silicosis in labour-sending communities, a number of mining companies, under the auspices of the Chamber of Mines, together with the National Union of Mineworkers (NUM) and the Department of Health (at national and regional level) have embarked on a project to assist in the delivery of compensation and relief to affected communities.
•
In a similar action, claims have been lodged by 19 plaintiffs against Anglo American Corporation of South
Africa regarding damages resulting from lung diseases allegedly contracted during the plaintiffs’ former employment with Anglo American. Exceptions filed by Anglo American against 10 of the claims were upheld, reducing the number of claims to nine. Pleadings have closed in these matters, and no trial date is expected until the first quarter of 2011.
Legal issues that arose during 2008
•
In Mali, on 13 May 2008, Yatela SA, SEMOS SA, Morila SA, AngloGold Ashanti Exploration and Somilo, were served with papers from the Action for Environment and Health (APES). APES was formed in May 2008 and alleged that mining companies are causing damage to the environment. APES applied for an urgent court action requesting the Presiding Judge to appoint an environmental expert, a doctor and a veterinarian to determine what harmful impact the mining activities have had on the environment, human health and animal health, respectively. In addition, APES filed a petition for damages for various losses caused by the actions, practices, methods and substances undertaken and sued by the above mentioned companies. APES were claiming damages in the amount of FCFA 150 billion (approximately $357 million) for harm caused to the people and their environment and to the petitioner itself. The amount claimed was unsubstantiated. In
November 2008, the Judge made his final decision and rejected APES’ request to nominate experts and for the mining companies to pay the approximately $357 million. APES may appeal this decision. AngloGold
Ashanti management believes that this case has no merit and that the appeal is unlikely to be upheld.
Engaging with employees, business partners/stakeholders
AngloGold Ashanti recognises that a wide range of people – employees, their families, communities and others – have interests in its business. Similarly, AngloGold Ashanti has an interest in the communities and countries in which it operates.
A wide variety of formal and informal structures are in place to deal with these business and social partners and other stakeholders, and a comprehensive, but not exhaustive list of these appears at
www.aga-reports.com/08/stakeholders.htm. Also see page 16 which deals with stakeholder engagement, and the Country and Operational Reports at www.aga-reports.com.
In addition to extensive internal communications systems that are in place at an operational level, employee surveys are undertaken to enable employees to raise issues of concern. See case study on Keeping a finger on the pulse in Brazil, at www.aga-reports.com/08/collective-bargaining.htm. Employees are also encouraged to raise issues with their line management; significant issues may be escalated through management, to the executive and to the board.
Engaging with shareholders
The group has an active investor relations programme in place and regularly engages with significant shareholders. All pertinent information resides on the company’s website and is updated regularly and timeously. Shareholders may provide feedback to the company in both a formal and informal way. See the
Corporate Governance section of the Annual Financial Statements for further information.
Voluntary compliance
In addition to its legal regulatory obligations, AngloGold Ashanti firmly believes in self-regulation and holds the view that local and international industry leaders should establish robust standards against which companies should perform and be measured. The group is actively involved in a wide range of organisations and initiatives, and is either a member of or signatory to the organisations listed overleaf. It actively supports their aims and objectives, and participates in their development and functioning:

Report to Society 2008

Voluntary memberships in 2008
Organisation
Date of adoption/membership
AngloGold Ashanti’s participation
United Nations Global August 2004 (Ashanti, August 2001). The principles of the Global Compact
Compact (UNGC)
are considered by the company and
reported in the Report to Society.
International Council of Founding member in 2001. Active participation in drafting
Mining Metals (ICMM) codes of practice.
(www.icmm.com)
Responsible Jewellery Founding member in 2006. Formerly known as the Council for
Council (RJC) Responsible Jewellery Practices, the
(www.responsible-
RJC was re-named late in 2008.
jewellery.com)
AngloGold Ashanti is represented
on the board by Alan Fine.
Global Reporting Initiative 2003 Organisational Stakeholder of GRI.
(GRI) (www.global
reporting.org)
Extractive Industries 2006 Organisational supporter.
Transparency Initiative (EITI)
(www.eitransparency.org).
International Cyanide Founding signatory to the Code 2005. A key target of the code is to achieve
Management Code for full participation by all signatories,
the Manufacture, and an independent audit of this by
Transport, and Use of all operating subsidiaries of participants.
Cyanide in the Production
of Gold (Cyanide Code)
(www.cyanidecode.org)
Voluntary Principles on May 2007. Signatory.
Human Rights
(www.voluntaryprinciples.org)
and governance
Ethics

Report to Society 2008

Aims
Developments during the year
The Global Compact provides a framework for businesses AngloGold Ashanti is an active participant in the local to align their operations and strategies with 10 universally UNGC committee, administered by the National Business accepted principles in the areas of human rights, labour, Initiative in South Africa. The committee meets quarterly the environment and anti-corruption.
to network, share ideas and solve challenges related to
the implementation of the Global Compact.
The ICMM was formed by the world’s leading mining During the year the ICMM launched the finalised leadership position in sustainable development. ICMM Assurance Procedures for corporate members, issued members believe that by acting collectively the mining, a position statement on indigenous people, and launched minerals and metals industry can best ensure its continued a good practice note on biodiversity, mine closure, access to land, capital and markets as well as building HIV & AIDS, TB and malaria. Guidelines were also published trust and respect by demonstrating its ability to contribute in the Resource Environment Series and on REACH.
successfully to sustainable development.
The leadership guidance section of Phase 1 of Fatal
Accident Presentation was completed in 2008 and
published in 2009. Work is in progress on Phase 2.
The council’s aim is to promote responsible ethical, social AngloGold Ashanti, through its representation on the and environmental practices throughout the diamond and gold board, continues to participate in the development of jewellery supply chain, from mine to retail. standards and related practices.
GRI has pioneered the development of the world’s most AngloGold Ashanti’s 2004, 2005 and 2006 reports widely used sustainability reporting framework. The framework were compiled in accordance with GRI 2002. The 2007 sets out the principles and indicators that organisations can use report was compiled in accordance with GRI’s G3 to measure and report their economic, environmental and guidelines.
social performance.
The EITI is a coalition of governments, companies, civil society
As a matter of principle, AngloGold Ashanti has established
groups, investors and international organisations. It supports a practice of disclosing all payments made to governments improved governance in resource-rich countries by the in its annual Report to Society, regardless of whether the verification and full publication of company payments and country is a formal supporter of the EITI. Furthermore, in government revenues from oil, gas and mining.
countries where governments have indicated a desire to be
part of the process, AngloGold Ashanti is actively involved
in contributing to the success of the initiative. These
countries include Ghana, Guinea, Mali and the DRC.
The Cyanide Code was developed by a multi-stakeholder Ongoing implementation of the code. See page 172 for steering committee under the guidance of the United Nations progress on compliance by AngloGold Ashanti.
Environmental Programme (UNEP) and the then International
Council on Metals and the Environment (ICME). The code is a
voluntary industry programme for gold mining companies.
It focuses exclusively on the safe management of cyanide
and cyanidation mill tailings and leach solutions. Companies that adopt the code must have any mining operations that use cyanide to recover gold audited by an independent third party to determine the status of code implementation. Those operations that meet the code’s requirements can be certified. The objective of the code is to improve the management of cyanide in gold
mining, to assist in the protection of human health, and to reduce the environmental impacts of cyanide.
These Voluntary Principles were developed out of a multi-
A review of security issues, including the application of
stakeholder process involving companies and NGOs as a the Voluntary Principles was undertaken during the year.
means of helping companies in the extractive sector to improve See case study: Improving security practice in line with their performance in relation to security risk assessment and the Voluntary Principles on Security and Human Rights,
the control of security operatives, and to improve relations with on page 212.
communities on security issues.

Report to Society 2008

Following a strategic review of AngloGold Ashanti’s organisational memberships during the year, the company stepped down from its seat on the Strategic Management Advisory Group of the Communities and Small-scale
Mining (CASM) intiative, and, while remaining involved, is focusing its efforts on the ICMM Artisanal and Small-
scale Mining Working Group, which is the industry’s liaison point with the CASM.
Membership by operations and regions of voluntary organisations may be found in the Country and
Operational Reports at www.aga-reports.com.
Disclosure
AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its operating and financial affairs. A Disclosure Policy (see http://www.anglogoldashanti.com/About/
Corporate+Governance/Guidelines.htm) has been adopted by the company to guide and ensure compliance with the rules of the various exchanges on which AngloGold Ashanti is listed and provide timely, accurate and reliable information to stakeholders, including investors and potential investors, regulators and analysts. This Disclosure Policy is applicable to all employees of AngloGold Ashanti and its subsidiaries and members of the Board of Directors.
It deals with:
•
communication with stock exchanges;
•
disclosure standards;
•
methods of public disclosure;
•
regular disclosure and market guidance;
•
other meetings, presentations and disclosure, mine-site visits, group meetings and presentations, and private meetings with analysts and investors;
•
communication of information on the website;
•
authorised spokespersons;
•
dealing with rumours and market speculation; and
•
closed periods.
Adherence to this policy is guided by the company’s Disclosure Committee, which meets periodically. The
Annual Financial Statements and the Report to Society were both reviewed by the Disclosure Committee.
A review of the company’s Disclosure Policy is in process, and the revised policy is expected to be published in 2009.
Political donations
Given South Africa’s fairly recent transition to democracy, a policy on party political donations was developed specifically to cater for this region. Where political donations are made in other countries they are subject to similar criteria, including full disclosure. The policy is available at www.anglogoldashanti.com/
About/Corporate+Governance/Guidelines.htm.
AngloGold Ashanti believes that the principle of multi-party democracy, as contained in the founding provisions of
South Africa’s constitution, deserves support. When appropriate, the group has provided financial support to political parties with the aim of promoting political competition and public scrutiny of policy and law-making.
The group’s purpose in this is not to advance its immediate, narrow commercial interests; however, the group will continue to vigorously argue the case for good governance, and to encourage a policy-making environment in which there is a healthy and robust competition of ideas. A subcommittee comprising independent non-
executive members of the board has been set up specifically to deliberate on any political donations. The committee did not meet during the year and no political donations were made. It is anticipated that donations will be considered in the run-up to the general elections in South Africa in 2009.
Political donations were made by operations in Brazil and the United States. The Brazilian operations contributed
$476,415 (BRL805,000) towards political parties in the municipalities in which its operations are located. In the
United States both the Democratic ($15,150) and Republican ($11,150) parties received donations in accordance with the Colorado campaign finance laws.
and governance
Ethics

Report to Society 2008

Dealing with contractors
AngloGold Ashanti endeavours to do business with those companies that share its business ethics and values.
Human rights screening is an important part of the group's investment decisions and in reviewing prospective contractors and business partners. (See the Human Rights section of this report on page 112).
The group’s procurement and supply chain operations aim to apply of AngloGold Ashanti’s principles at two levels.
•
At a contractual level. Suppliers are assessed for capability as well as product acceptability in terms of standard and quality. Contracts have specific clauses in them relating to safety, health, labour and environmental issues as these are applicable to the contract, and to the country and community in which the goods or services are being delivered.
•
Strict application of policy regarding gifts. This ensures that no supplier receives undue favour and that employees do not compromise their integrity and impartiality.
Interaction with contractors and suppliers takes place formally on an annual basis, primarily in respect of gifts and hospitality, and also in respect of the company’s values and business principles. An internal Group Forensic Unit investigates suspected fraud, malpractice and unacceptable activities. In 2008, 169 cases were investigated of which 16 resulted in disciplinary action and nine were reported to the authorities for criminal investigation. A
Supplier Monitoring Committee (SMC) considers and takes action against contractors or suppliers found to have breached our Code of Ethics. In 2008, 24 cases were tabled at the SMC: this resulted in four companies being excluded, six companies being given warnings, with five companies being monitored.
Policies and procedures
AngloGold Ashanti has a number of policies and procedures in place to ensure that employees are aware of what is expected of them and conform as appropriate. Employee induction in respect of these policies and procedures is mandatory. Some of the policies in place are discussed below.
•
The Market Abuse (Insider Trading) Policy applies to employees and directors and effectively prohibits them from trading shares when they have access to unpublished, material information concerning the company or its operations.
•
A Gifts, Hospitality and Sponsorship Policy aims to ensure that no supplier receives undue favour and that employees do not compromise their integrity and impartiality by the receipt or giving of gifts. The policy was amended during the year to include sponsorships.
•
A Conflict of Interest Policy aims to ensure that the company’s commercial transactions take place in a manner that ensures the integrity and fairness of the company’s contract and tender processes. The policy applies to all employees (temporary, part-time and full-time), who may have actual, potential or perceived conflicts of interest between their personal interests and the interests of the company. The policy was amended during the year to include the coherent and comprehensive response that must be made once a conflict has been declared.
•
A Code of Ethics for Employees, a Code of Ethics for Senior Financial Officers, and a Confidential Reporting
(whistle-blowing) Policy encourages employees and other stakeholders confidentially and anonymously to report acts of an unethical or illegal nature affecting the company’s interests.
These policies are available at www.anglogoldashanti.com/About/Corporate+Governance/Guidelines.htm.
Code of Ethics and confidential reporting (whistle-blowing) in practice
To comply with the obligations of SOx and the King Code, and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes (including risk related to corruption at all operations). The whistle-blowing policy and process encourages employees and other stakeholders confidentially and anonymously to report acts of an unethical or illegal nature that are prejudicial to the company’s interests and compromise its values.
Specifically, AngloGold Ashanti’s whistle-blowing process provides a channel for the reporting of practices in conflict with the group’s business principles, such as unlawful conduct and financial malpractice, or that endanger the public and the environment. The process encourages reports to be made in good faith, in a responsible and ethical manner. Senior management oversees compliance with the Code of Ethics by:
•
assessing the integrity of new appointees in the selection and promotion process;
•
adherence to the policy when delegating authority;

Report to Society 2008

•
induction and training of directors and employees in the company’s values, policies and procedures;
•
risk assessment of all business units for risk related to corruption; and
•
compliance with a strict disciplinary code of conduct.
Employees are informed of the company’s policies and procedures at engagement and regularly thereafter.
Employees are encouraged to discuss concerns with their direct managers first where this is appropriate and, if not resolved or where management is involved, to report these through the whistle-blowing line or directly to the internal audit or legal departments. The codes and the whistle-blowing policy are available on the company’s website at www.aga-reports.com/08/governance.policies.htm.
There are several means by which reports can be submitted such as the intranet, internet, telephone, fax and post. An initiative is being undertaken to implement text messaging as a medium for reporting.
All reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, which ensures all reports are treated confidentially or anonymously, depending on the preference of the caller.
The information is relayed through a reporting structure to an independent official and internal audit for investigation. Feedback on reports is given when requested. A report is provided to the Audit and Corporate
Governance Committee on a quarterly basis. Both the Code of Ethics and the Confidential Reporting Policy are
available on the company website at www.anglogoldashanti.com.
The whistle-blowing process was reviewed during the year to ensure that it was accessible to all employees, in applicable languages and time zones where possible.
Whistle-blowing issues are categorised on the basis of information made available regarding the alleged offence.
Reports received in 2008
Category
Completed
In progress
Total
Bribery and corruption 1 1
Conflict of interest 2 2
Enquiry 5 1 6
Fraud 8 6 14
Irregularities 5 7 12
Misconduct 6 4 10
Theft 2 2
Unethical behaviour 1 1
Unfair labour practice 2 2
Total 27 23 50
Whistle-blowing reports received
2008
Bribery and
corruption
2%
Conflict of
interest 4%
Enquiry 12%
Fraud 28%
Irregularities 24%
28%
24%
20%
12%
2%
4%
2%
4%
4%
Misconduct 20%
Theft 4%
Unethical
behaviour 2%
Unfair labour
practice
4%
Cerro Vanguardia, Argentina
and governance
Ethics

Report to Society 2008

In 2008, a total of 50 reports were made (2007: 39): 27 investigations had been completed by year-end and
23 were still in progress. These reports related largely to fraud, perceived irregularities and misconduct. The results of the investigations completed by year-end are shown in the table on page 66. Of the 27 investigations completed, four resulted in criminal investigations, two resulted in disciplinary action (reprimands) and two employees resigned.
Results of cases completed
Category     Allega-    Allega-         Coun-  Crimi-      Disci-
Em-
En-
Indep-
Infor-
Non
Resol-
Total
tions
tions
selling   nally
plined  ployee     quiry     endent     mation        Anglo-
ved
could
un-
repor-
resig-
review
provi-
Gold
with
not be     foun-
ted
ned
con-
ded
Ashanti   depart-
proven        ded
ducted
issue
ment
Bribery – 1 – – – – – – – – – 1
and
corruption
Enquiry
–
–            –
– – – 4 – 1 – – 5
Fraud –
–            –
4 – – – 3 – – 1 8
Irregu-
larities
–
–            1
– – 1 – – – 1 2 5
Miscon-
duct
2
–            –
– 2 1 – – – – 1 6
Unfair
labour
practice
–
–            –
– – – – – 1 – 1 2
Total 2 1 1 4 2 2 4 3 2 1 5 27
Obuasi, Ghana
Kristina Vlahov
Knowledge and Information Administrator, Perth, Australia
“Continued emphasis needs to be placed on
people’s safety at work.”

Report to Society 2008

Marketing and communications and customer privacy
AngloGold Ashanti does not conduct extensive marketing programmes, other than ongoing investor relations initiatives. The latter are conducted in line with the regulations of the markets in which the company is listed and the company’s own Disclosure Policy. No sanctions or non-adherence to codes or regulations were reported in 2008.
OBJECTIVES FOR 2009
•
Adopt and implement a revised Disclosures Policy, which aims to broaden disclosure to include a wider range of stakeholders.
•
Develop a mechanism for identifying, managing and minimising material compliance risks.
•
Promote greater understanding and adherence to compliance policies and ethical standards among employees.
Sunrise Dam, Australia
and governance
Ethics

Report to Society 2008

CASE STUDIES:
Case studies describing some of the challenges that the group faces, and how these are addressed, may be found on the
Report to Society website at www.aga-reports.com, or at the specific urls listed below.
GROUP
Renewing our commitment to doing things the right way
On 10 October 2007, prompted by the one million fatality-free shifts achieved at Great Noligwa mine in South
Africa, Chief Executive Officer, Mark Cutifani declared ‘Safety’ as the ‘first value’ of AngloGold Ashanti.
AngloGold Ashanti then embarked on a consultative review of the company’s mission, vision and values, building on the commitment of ‘Safety is our first value’. The communication strategy for the values roll-out was designed to ensure that the message reached its target audience, namely AngloGold Ashanti employees at all levels, and that it was well understood. See the case study at www.aga-reports.com/08/value-renew.htm.
Development of an Integrated Global Incident Reporting System for AngloGold Ashanti
There are occasions where incidents take place across a broad range of disciplines including safety, health, security, community and the environment in a global company. It is often beneficial to distribute the details of these incidents across the company and share learning points arising from these incidents globally. To achieve this, the company is in the process of developing a system to formalise the reporting of incidents into a common portal available to all AngloGold Ashanti sites around the globe. The long-term objectives of the system are to effect a decrease in repeat incidents, and to provide timeous and accurate information across a broad range of categories. See case study at www.aga-reports.com/08/incident-reporting.htm.
African operations to benefit from new whistle-blowing process
In 2008 the company’s effective whistle-blowing process and the design and development of new methods was reviewed to make access to this confidential reporting service more accessible to employees in African operations. AngloGold Ashanti’s “whistle-blowing” process was first established in 2003 to provide a channel for shareholders, the public, employees, suppliers, contractors and any other interested parties to report practices that are in conflict with AngloGold Ashanti’s business principles, which constitute unlawful conduct or financial malpractice, or which endangers the public or the environment. See case study at www.aga-
reports.com/08/whistle-blowing.htm.
Yatela, Ghana

Report to Society 2008

and health
Safety

Report to Society 2008

70
Key developments
70
Safety: our first value
70
The year in review
76
Performance in 2008
76
Safety
82     Health
86
Objectives for 2009
87
Case studies

Report to Society 2008

KEY DEVELOPMENTS
•
Re-evaluation of the group’s mission, vision and values, and affirmation of safety and health as the group’s first value.
•
Significant interventions in the Southern African Division on the work practice aspects of safety and health, including introduction of the ‘Care’ and ‘It’s OK’ initiatives.
•
Start of a group-wide occupational safety and health leadership transformation project to assist in developing a strategic safety and health ‘blueprint’.
•
Continued progress with group’s strategic response to silicosis and striving for continued improvement through ongoing investigation into methods of dust control and sampling methods.
•
Significant improvement in safety performance. FIFR at a record low level but, regrettably, 14 people died in accidents at the group’s operations. An 11% reduction in LTIFR.
•
Excellent progress with OHSAS 18001 implementation – the final two operations being recommended for certification in December 2008.
•
Occupational health and safety system and practices protocol developed.
SAFETY: OUR FIRST VALUE
A key part of the company’s safety initiative in 2008 was the assertion that safety is the group’s first value. This was the focus of the extensive safety initiative conducted during the year to ensure that this value is both understood by all and put into practice at all levels within the group. The following is an extract from AngloGold
Ashanti’s statement of values:
Safety is our first value
We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
Further details on AngloGold Ashanti’s values and business principles may be found at: www.anglogold
ashanti.com/Values/Values.htm.
As the group’s values were reviewed during the year, so the group’s undertakings or business principles are now in the process of being reviewed and revised where appropriate. The business principles regarding safety and health serve also as the group policy, and guide regional and operational policies and practices. The process of engagement in developing the new values and the communication around this are discussed in the case study: Renewing the commitment to doing things the right way, at www.aga-reports.com/08/values.htm.
THE YEAR IN REVIEW
Significant emphasis continued to be placed on safety and health during the year with the implementation of the company’s updated vision, values and related business principles.
Management systems and accountability
Group level leadership
In line with the increased emphasis on the management systems that underpin safety and health, a group-level safety manager oversees and reports on integrated practices, guides policy and reviews performance. The
Group Manager: Safety (assisted by safety and health experts respectively) reports to the Executive Vice
President: Sustainability, who reports on safety and health matters at the company’s regular Executive
Committee meetings and safety executive meetings.
and health
Safety

Report to Society 2008

Board responsibility
At board level, oversight of safety and health falls within the ambit of the Safety, Health and Sustainable
Development Committee. This committee meets quarterly and is empowered in terms of the authority and responsibility delegated to it by the board. One of the primary stated objectives of this committee is to ensure the elimination of all work-related accidents and diseases. Further discussion of the roles and responsibilities of this committee, and its composition and activities during the year may be found in the Ethics and
Governance section on page 52 of this report and the Corporate Governance section of the Annual Financial
Statements 2008 at www.aga-reports.com.
Developing a safety and health ‘blueprint’
In line with the group’s change to the positioning of its safety and health policy and strategy, and the implementation of a global ‘safety is our first value’ initiative, AngloGold Ashanti embarked on an occupational safety and health leadership transformation project to create a strategic ‘blueprint’ for occupational safety and health in the company. The project is being conducted in conjunction with external consultants, ZEAL, and with the full involvement of the group’s safety and health management structures. This included extensive consultation with core disciplines, operational management and union leadership. Other external parties and specialists are also being consulted. See the case study: Developing a new blueprint for safety and health for
AngloGold Ashanti, on page 188 of this report, or at www.aga-reports.com/08/safety-blueprint.htm).
The project team undertook site visits as well as in-depth management and employee interviews through both face-to-face and focus group sessions. Additionally, an extensive employee safety and health culture survey was conducted. The aim of this process was to achieve a better understanding of the group’s current management cultures, structures and systems. In addition, an analysis of the macro environmental drivers, industry trends and best practice was undertaken in order to develop future scenarios that might affect safety and health. Initial outcomes from this project will be available in early 2009 for consideration by the executive.
Strategic initiatives to instil a culture of care have been effective across the group. These are supported by empowering people to take responsibility for their own safety and health and that of their colleagues, and by recognising safety achievements. See case study: New approach to safety and health in South Africa pays dividends, on page 192 of this report, and at www.aga.reports.com/08/safety-SA.htm.
Safety and health policy
While the group-level safety and health policy is applicable to all operations, each operation also has in place safety and health policies that have been developed to take into account country- and operation-specific conditions, regulations and requirements. Unions and employees are generally involved in the development of these policies and, in South Africa this interaction has typically been formal and enshrined in recognition agreements. Policies and agreements vary from region to region, taking into account local collective bargaining structures, legislation and site-specific circumstances. Local policies and agreements typically cover issues such as: the provision of personal protective equipment, joint management-employee safety and health committees, participation of employee representatives in inspection and audits, training and education, grievance mechanisms, and the right to refuse unsafe work.
Julia Marumo
Supervisor, Moab Khotsong, South Africa
“AngloGold Ashanti has given me the opportunity to occupy a
position of authority and lead a team. I believe the company is progressive and is a strong believer in its own people”.

Report to Society 2008

Safety and health systems
The management of safety and health at an operational level is the responsibility of line management, with the general manager of each operation ultimately being accountable for performance. He or she is, in turn, supported by specialist safety and health personnel at corporate, regional and operational levels. Health care services are provided to all employees at all operations and, in some cases, to their dependants. In South Africa and at many of the African operations, health care services are largely made available by company-owned and managed facilities, while at other operations these are outsourced to third-party service providers. All employees have access to primary health care, occupational health care and emergency medical facilities as a minimum. If appropriate company hospital facilities are not available, mechanisms are in place for onward referral.
The roll-out of the OHSAS 18001 safety and health management standard continued during the year, with the final two operations being recommended for certification by year-end. A safety and health systems and practice assessment protocol which is consistent with OHSAS 18001 was developed and implemented at all operations during the course of the year. All relevant role-players have been familiarised with its requirements, and the majority of the preliminary assessments had been carried out by year-end. See case study, Implementing a health and safety systems and practice protocol to monitor compliance with OHSAS 18001, at www.aga-
reports.com/08/safety-protocol.htm.
Work on safety improvement programmes began during the year at exploration sites in the Democratic
Republic of Congo (DRC), Colombia and Tropicana (Australia). An assessment of existing systems was undertaken in the DRC and in Colombia, where a dedicated safety and health manager was also appointed.
Risk assessments and accident reviews
The identification and mitigation of risk is a vital part of the company’s operations and an integral part of the safety and health management process. Matters relating to safety and health are considered as part of the group’s risk management strategy. Risk assessments are conducted regularly at both a group and operational level and are related to specific events or issues.
In the event of a fatal accident, a formal review is undertaken by mine management, with unions (in South Africa)
and the regulatory authorities. In South Africa, the Department Minerals and Energy (DME) undertakes an in loco inspection immediately following a fatal accident, as well as an independent inquiry to which management and unions contribute. In addition, all fatal accidents within the group are the subject of an intensive internal investigation by a corporate office team, whose findings and recommendations are presented to, and considered by, the group’s executive team.
Mponeng, South Africa
and health
Safety

Report to Society 2008

Regulatory issues
In South Africa, there were major developments on safety and health front from a regulatory point of view.
•
Safety audits as instituted by the former President of the country, Thabo Mbeki, were undertaken across the mining industry to determine the degree of compliance by mining operations with safety and health provisions as prescribed by the Mine Health and Safety Act. All of AngloGold Ashanti’s operations in South Africa were audited. The results of the audits had recently been made public at the time of drafting of this report, and were in the process of being analysed.
•
Amendments to the Mine Health and Safety Act were tabled before Parliament and subsequently approved by the Parliamentary Portfolio Committee and the National Assembly in September 2008. They are
expected to be promulgated during 2009. AngloGold Ashanti, through the Chamber of Mines, made submissions to the DME on the content of the amendments. The amendments provide for a significant broadening of the powers of the DME’s safety inspectorate, with provisions for higher fines for non-
compliance as well as greater levels of criminal liability for employers.
Also during the year, the Council of Australian Governments identified national harmonisation of occupational safety and health laws as a priority and a national review is being undertaken.
AngloGold Ashanti’s reaction to the amendments to the South African
Mine Health and Safety Act
AngloGold Ashanti supports and encourages all initiatives that its management believes will improve the safety and health performance of the mining industry. The new amendments have been welcomed, save for five provisions. The most controversial provision is one that seeks to render mine management responsible for the actions or omissions of employees, even where proper instructions and
guidance have been provided. It is feared that a provision of this kind could deprive the industry of its most experienced managers as they may fear prosecution for incidents for which they would bear no practical responsibility. The industry, through the Chamber of Mines, is engaging with the Presidency on the wisdom and the
constitutionality of these sections.
Employee involvement
In line with the group’s overall commitment to collective bargaining and employee participation, a great deal of emphasis is placed on the involvement of employees in both safety and health strategy and performance. This is reflected in the design of the safety and health transformation process discussed above.
Agreements governing the management of safety and health, which were negotiated with representative unions or were developed with the co-operation of employees, are in place at all operations.
Around 83% of the group’s global workforce are either members of a recognised union or participate in a formal collective bargaining process. Based on this statistic and the group’s emphasis on a participative approach to safety and health, it is estimated that at least 90% of the total workforce is represented in formal joint management-employee safety and health committees. Their role is to monitor and advise on occupational safety and health programmes, and hence participate in the management of safety and health through forums created specifically for this purpose.
More detail on the the level of employee participation is given below.
•
In Argentina, there is strong employee participation in safety and health matters.
•
While the Australian workforce is not unionised, employees are encouraged to participate in matters relating to safety and health. All work groups have designated safety and health representatives who have been trained for that role and work in co-operation with management to address matters of concern and inspect areas of work.
Savuka, South Africa

Report to Society 2008

•
In Brazil, while union agreements do not formally address safety and health issues, employees and unions are actively involved in formal joint health and safety committees that help monitor and advise on safety and health matters. An internal committee for accident prevention (called CIPAMIN) has been set up at both Brasil
Mineraça
~o and Serra Grande and provides for employee representatives to actively participate in risk identification and mitigation.
•
In Ghana, collective bargaining agreements cover safety and health management and relationships. At both
Iduapriem and Obuasi, safety and health representatives from each department participate in monthly safety and health meetings.
•
In Guinea, the union is involved in safety and health matters. Safety and health champions nominated from each department participate in monthly safety and health meetings, and in accident investigations.
•
In Mali, the union (which represents all Malian employees) participates in the election of safety representatives and participates in monthly safety and health management meetings as well as in investigations into accidents and incidents. All safety representatives meet once a quarter.
•
In Namibia, a safety and health agreement with the union (which represents 80% of the workforce) governs the management of safety and health.
•
In South Africa, each mine and plant has a formal safety and health agreement that has been developed between management and union representatives. Around 95% of the workforce is covered by collective bargaining agreements. These agreements have been developed to meet the requirements of the Mine
Health and Safety Act and consider mine- and plant-specific circumstances. In line with the Act, joint health and safety committees function at each operation. In 2008, 36 full-time safety and health stewards and 2,666 safety and health representatives (who are elected by employees, trained by management and designated and appointed in terms of the Act) were in place.
•
In Tanzania, employee representatives (one for every 50 employees) make up the Safety and Health
Representative Committee which meets twice a month with management to discuss relevant issues.
•
CC&V in the USA is not unionised. Employees are encouraged to participate in safety and health issues and regular safety meetings are held, from weekly meetings with operating staff to joint meetings once per month.
The provision of training – both formal and on-the-job training – in respect of safety and health matters receives priority, with an emphasis on ensuring that employees are both competent to carry out their duties and their responsibilities safely, and that they are able to identify and deal with hazards in the workplace. A wide range of safety and health training initiatives were undertaken at the various operations in 2008. Further detail may be found in the country reports at www.aga-reports.com/08/Country-reports.htm. The safety and health area has not escaped the pressure of skills shortages experienced elsewhere in the group. High staff turnover levels among safety and health specialists is an area of concern and plans to address this are being put in place at the affected operations.
Kathleen Booth
Mine Geologist, Sunrise Dam, Australia
“We are accountable for our actions and undertake to deliver on our commitments. Values reflect a company’s integrity
and facilitate the way we move forward as a leader in the
mining sector.”
and health
Safety

Report to Society 2008

Contractors employed to undertake short- and long-term mining operations, and specialist services, are subject to the group’s safety and health policies and practices. The group’s safety and health policy, procedures, standards and requirements form an integral part of procurement and contractor engagement processes. Contractor safety and health performance is a key criterion when the company considers the appointment or re-appointment of contractors.
Emergency preparedness
Emergency preparedness plans are in place at all operations except Navachab, where a draft plan is currently being finalised. Emergency preparedness plans are reviewed regularly and regular training is undertaken. Where communities are located in close proximity to operations, communities are involved in emergency preparations.
See Country and Operational Reports for further detail on specific plans in place at each operation.
Emergency preparedness at the Australian operations
The Australian region has two levels of emergency preparedness in place: a crisis management plan, run from the company’s office in Perth, and a site emergency plan at Sunrise Dam mine.
The crisis management plan is only activated if the sites under its management require support to manage emergency issues arising from a significant incident. Sunrise Dam’s site-based integrated emergency management plan addresses all possible emergencies that may occur on site. Exploration sites are covered under the crisis management plan.
The two plans are regularly tested through desktop exercises and scenario enactments that are planned, executed and reviewed by the actual teams involved.
Sunrise Dam has established a mutual aid agreement for support on emergency matters with neighbouring mining companies and the Shire of Laverton.
A mine-based emergency response team has an annual training schedule in place that requires members to participate when on site as part of their shift roster. The focus of this training is on the theory and application of fire-fighting, hazardous chemical response, vehicle extraction and first-aid rescue. After each training session, desktop exercises and planned scenario debriefs are used to plan for future training.
The Sunrise Dam team was the best performing team at the annual surface mine emergency response challenge held under the auspices of the Chamber of Minerals and Energy of Western Australia in Kalgoorlie
in May 2008. The team’s captain also received recognition, and a team member received an award for his service to emergency management in the mining industry. In November, the Sunrise Dam team was again the winner in the underground mine emergency response challenge.
Sunrise Dam, Australia

Report to Society 2008

PERFORMANCE IN 2008
Both lagging indicators (reflecting historical performance and trends) and leading indicators (those that may cause or lead to certain performance levels and which may be site-specific) are monitored on an ongoing basis to assess and manage safety and health performance across the group. They are also used to inform the development of strategies for their management in the future. Reporting on safety and health, which is undertaken at an operational, regional and group level, is based on performance assessments in line with country-specific legislation and norms. AngloGold Ashanti reports key indicators in line with the GRI guidelines and other international benchmarks.
It should be noted that the Morila mine is no longer being managed by AngloGold Ashanti, although the company continues to hold a 40% interest in this operation. Morila’s safety statistics are reported by Randgold
Resources and have been excluded from AngloGold Ashanti’s aggregate group statistics in 2008.
SAFETY
It is with regret that AngloGold Ashanti reports that 14 employees lost their lives during the course of work in
2008. There were 11 fatal accidents at the South African operations, two fatal accidents at Obuasi Mine in Ghana and one at Serra Grande mine in Brazil. The names and details of those who died are recorded on page 77.
Safety
Sicelo Ntuli
Manager: Business Strategy, Corporate Office, South Africa
“I provide specialist support to the Chief Executive Officer, and senior management of the organisation, in defining AngloGold Ashanti’s business strategy. This is achieved by business analysis which then facilitates the decision-making. I am very excited at the vision and strategy that Mark Cutifani and the executive team have for
AngloGold Ashanti. If things work in our favour, we could
be poised for significant growth.”
CC&V, USA

Report to Society 2008

In memoriam: in remembrance of those who died at work during 2008
Name and age Date 2008 Operation Occupation Home Families
Thabo Lekhafola (42)
10 January
Kopanang,
Underground        Qachas Nek,
Thabo leaves
South Africa
assistant
Lesotho
his wife Masebina
and six children.
Sekhumane
28 January
Great Noligwa,
Loader
Maseru,
Sekhumane
Lenstsoe (49)
South Africa
operator
Lesotho
leaves his wife
Makutloano and
one child.
Kwame Siekuu (52)
10 February
Obuasi,
Foreman
Gbanko-Kaleo       Kwame leaves
Ghana
Wa, Ghana
his wives Yalanyee
and Theresa, and
four children.
Raimundo Armando
12 February
Serra Grande,
Maintenance
Serrita
Raimundo leaves
Matias (38)
Brazil
mechanic
Pernambuco
his wife Marilene
Province,
and three children.
Brazil
Vusumzi Ndiki (38)
7 March
Kopanang,
Mining team
Nqamakwe,
Vusumzi leaves
South Africa
member
Butterworth,
his mother,
Eastern Cape,       Nosandile Ndiki.
South Africa
Tumelo Daemane (43)
26 June
TauTona,
Stope
Leribe,
Tumelo leaves his
South Africa
multi-task
Lesotho
wife Mamathole
team
and three children.
member
Paulino Luis Cossa
11 August
Mponeng,
Locomotive
Maputo,
Paulino leaves
(40)
South Africa
operator
Mozambique
his wife Bonita
and two children.
Mankunzana
15 August
TauTona,
Stope driller
Umtata,
Mankunzana
Tshungwana (47)
South Africa
Eastern Cape,       leaves his wife
South Africa
Nofezile and two
children.
Bar Gamalenkosi
18 September        Savuka,
Scraper               Nhlangano,
Bar leaves his wife
Dlamini (43)
South Africa
winch
Swaziland
Nonhlanhla
operator
and two children.
Moitlhokedi
27 September       TauTona,
Stope driller
Kanye,
Moitlhokedi
Chankana (55)
South Africa
Botswana
leaves his wife
Ontefetse and four
children.
Ramarou Johannes
2 October
TauTona,
Development       Mohaleshoek,
Ramarou was
Mfukeni (34)
South Africa
driller
Lesotho
single and leaves
no children.
Kwadwo Gido (45)
25 October
Obuasi, Ghana
Foreman,
Wa,
Kwadwo leaves
general
Ghana
his wife Abena
underground
and four children.
duties
Clement Morolong
2 December
Moab Khotsong,       Locomotive
Leribe,
Clement leaves
(44)
South Africa
operator
Lesotho
three children.
Koos Snyman (58)
18 December
Mponeng,
Electrician
Fochville,
Koos leaves
South Africa
South Africa
his wife Erica and
three children.

Report to Society 2008

The board and management of AngloGold Ashanti extend their deepest sympathies to the families and colleagues of those who died. It is the company’s sincere objective to eliminate accidents at work, especially fatalities, and a significant amount of effort and attention is being given to this.
While this performance falls short of AngloGold Ashanti’s objective of eliminating all fatal incidents at work, these statistics represent a significant improvement on the previous year (when 34 people died at work) and the best-ever performance of the group.
The group continues to provide special support to the families and children of those who have died at work.
The Masifunde Fund (meaning ‘Let us learn’ in isiZulu) was established in 2000 to provide for the cost of tuition, boarding and books at public schools for the children of employees killed in South African mine accidents. This is over and above the regular financial and in-kind support provided to the families of the deceased. While the company recognises that there is no compensation sufficient to make up for the loss of a loved one, it is hoped that the contribution made by the fund to the education and development of the children of mineworkers who died will provide some financial relief to the bereaved families.
0
5
10
15
20
25
30
35
40
Fatal accidents
(2004 to 2008)
06
05
04
07
08
14
34
37
25
31
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
0.0
Fatal accidents 2008
K. Kopanang
GN. Great Noligwa
O. Obuasi
SG. Serra Grande
O
GN
K
SG
TT
4
1
2
1
2
M
S
MK
2
1
1
TT. TauTona
M. Mponeng
S. Savuka
MK. Moab Khotsong
Cerro Vanguardia, Argentina
and health
Safety

Report to Society 2008

0.00
0.05
0.10
0.15
0.20
0.25
FIFR per million hours worked
06
05
04
07
08
0.09
0.21
0.22
0.14
0.19
Causes of fatal accidents 2008 (%)
Fall of ground
43%
Inundation
7%
Machinery
7%
Trucks and tramming
22%
Heavy mobile equipment
14%
Electricity
7%
43%
7%
14%
22%
7%
7%
Fatal Injury Frequency Rate (FIFR) per million hours worked
2008
2007
2006
Argentina
Cerro Vanguardia
0.00 0.00 0.00
Australia
Sunrise Dam
0.00 0.00 0.00
Brazil
Brasil Mineração
0.00 0.00 0.00
Serra Grande 0.43 0.49 0.00
Ghana
Iduapriem
0.00 0.00 0.00
Obuasi 0.10 0.19 0.08
Guinea
Siguiri
0.00 0.00 0.31
Mali
Sadiola
0.00 0.00 0.00
Yatela 0.00 0.00 0.43
Namibia
Navachab
0.00 0.00 0.00
South Africa
Great Noligwa
0.07 0.11 0.36
Kopanang 0.14 0.22 0.14
Moab Khotsong 0.08 0.57 0.27
Mponeng 0.14 0.42 0.30
Savuka 0.33 0.79 0.00
Tau Lekoa 0.00 0.58 0.15
TauTona 0.35 0.40 1.23
Tanzania
Geita
0.00 0.00 0.00
USA
CC&V
0.00 0.00 0.00
Group 0.09 0.21 0.22
0
1
2
3
4
5
6
7
8
9
LTIFR per million hours worked
06
05
04
07
08
8.24
7.70
6.77
6.56
7.32
Obuasi, Ghana

Report to Society 2008

Lost Time Injury Frequency Rate (LTIFR) per million hours worked
2008
2007
2006
Argentina
Cerro Vanguardia
3.98 3.34 3.13
Australia
Sunrise Dam
1.83 2.63 1.81
Brazil
Brasil Minerãçao
3.06 2.30 2.33
Serra Grande 1.29 2.47 1.76
Ghana
Iduapriem
1.63 0.46 1.15
Obuasi 2.10 2.72 2.29
Guinea
Siguiri
0.42 0.41 0.77
Mali
Sadiola
0.87 1.11 1.02
Yatela 1.15 0.39 0.43
Namibia
Navachab
0.00 4.59 4.09
South Africa
Great Noligwa
14.66 14.46 12.21
Kopanang 12.86 13.10 15.22
Moab Khotsong 11.98 13.48 15.75
Mponeng 11.44 13.08 10.70
Savuka 15.20 25.99 19.30
Tau Lekoa 16.57 19.07 24.99
TauTona 13.46 18.14 17.09
Tanzania
Geita
0.86 0.68 0.63
USA
CC&V
4.83 2.53 0.00
Group 7.32 8.24 7.70
The number of fatalities – 14 in 2008 – was a significant improvement on the group’s performance in 2007, when 34 people died at work. The Fatal Injury Frequency Rate (FIFR), at 0.09 per million hours worked, was consequently 59% lower, compared with the 0.21 per million hours worked in 2007. Eleven of the 18 operating mining units did not experience a fatal incident (10 in 2007). The Lost Time Injury Frequency Rate (LTIFR)
improved by 11% to 7.32 injuries per million hours worked.
In South Africa, Section 54 of the Mine Health and Safety Act provides for the Mine Safety Inspectorate to close part or all of a mine should it believe that any particular occurrence or condition may endanger the health and safety of any individual on the mine. In 2008, AngloGold Ashanti received 34 instructions in terms of Section
54 to close significant sections of mining operations. Not all of these followed fatal incidents, as was the case in 2007. In 2008, 44 full shifts were lost as a result of the imposition of these Section 54 orders (2007: 38). In response to each Section 54 instruction, an investigation is undertaken, remedial actions are proposed and implemented, and a presentation is made to the Safety Inspectorate to communicate the remedial work undertaken.
AngloGold Ashanti believes that good safety performance and efficient production go hand-in-hand. The company is working very closely with its counterparts in the unions and the Safety Inspectorate to ensure both compliance with standards and improvement in performance.
Serra Grande, Brazil
and health
Safety

Report to Society 2008

AWARDS AND ACHIEVEMENTS
The following mines did not experience a fatal accident in 2008:
Cerro Vanguardia, Argentina
Sadiola and Yatela, Mali
Sunrise Dam, Australia
Navachab, Namibia
Brasil Mineração, Brazil
Tau Lekoa, South Africa
Iduapriem, Ghana
Geita, Tanzania
Siguiri, Guinea
CC&V, United States
South Africa
•
In June 2008, Mponeng received recognition from the
Mine Health and Safety Council for achieving one million
fatality-free shifts.
•
In June 2008, Moab Khotsong achieved one million
fatality-free shifts, and on 10 August 2008 recorded one
year without an occupational fatality.
•
In September 2008, Savuka recorded one year without a
fatal accident.
•
In September 2008, Great Noligwa recorded one million
fatality-free shifts.
•
In November 2008, Kopanang achieved one million
fatality-free shifts (its the eighth such award).
Ghana
•
In August 2008, Obuasi recorded one million
fatality-free shifts.
Australia
•
Sunrise Dam’s emergency response team was the best-
performing team at the annual Chamber of Minerals and Energy emergency response challenge in the surface mine category
Kalgoorlie in May 2008, and took first place in the underground challenge in November.
•
Sunrise Dam won the Great Improvement in Safety and Health
and Health Performance Award in the Downer EDI Annual
Mining Awards in the fourth quarter of 2008.
Obuasi, Ghana
Mponeng, South Africa
Kgomotso Mosote
Section Operator, Savuka, South Africa
“Being exposed to the metallurgical environment has been a great learning experience for me; I have been fascinated and inspired by the way in which management works with the operational team to find solutions to challenges that sometimes arise in our underground environment. AngloGold Ashanti is a great company to work for and I believe that skills transfer is a corporate value that we need to aggressively embark on”.

Report to Society 2008

OHSAS 18001 certification
Mine
Date certified
Argentina
Cerro Vanguardia
December 2006
Australia
Sunrise Dam
December 2007
Brazil
Brasil Minerãçao
May 2008
Serra Grande September 2007
Ghana
Iduapriem
January 2008
Obuasi December 2008
Guinea
Siguiri
December 2008
Mali
Sadiola
March 2008
Yatela March 2008
Namibia
Navachab
December 2007
Recertified in
December 2008
South Africa
Great Noligwa
September 2008
Moab Khotsong June 2008
Mponeng July 2008
Kopanang August 2008
Savuka July 2008
TauTona September 2008
Tau Lekoa October 2008
Tanzania
Geita
November 2007
USA
CC&V
October 2007
HEALTH
Occupational health risks to employees differ significantly from region to region and depend on the type of mining operation. The most significant occupational health risks within the company include: occupational lung disease (OLD), which comprises silicosis and occupational tuberculosis (TB) in underground operations that are host to quartz-bearing rock; noise-induced hearing loss (NIHL); heat stress; and radiation. Occupational health regulations require ongoing biological monitoring for lead, mercury and arsenic, among others.
The occupational health risks, and the company’s approach to their management, are outlined in more detail in the sections that follow.
Medical surveillance
Medical surveillance for occupational illness is undertaken at all operations except CC&V, where comprehensive medical care facilities are available to employees and the risk of occupational illness is deemed to be low. The facilities and systems in place are dependent on the risk profile of each operation, as well as the requirements of local legislation. Information relating to operational occupational health surveillance programmes and specific issues that are dealt with may be found in the Country and Operational Reports, which are available on the website at www.aga-reports.com/08/Country-reports.htm.
Siguiri, Guinea
and health
Safety

Report to Society 2008

Typically, occupational health surveillance examinations take place when an employee joins the company, at periodic intervals during employment (depending on the risk, local regulatory requirements and standards) and when he or she is transferred from one operation to another or leaves the organisation (retirement or resignation).
In South Africa, 51,057 medical surveillance examinations were undertaken by the group’s two occupational health centres (2007: 51,064). Across the group, a total of 66,039 medical surveillance examination were conducted.
In 2007, the group identified a need to improve occupational health practices and medical surveillance at Obuasi in
Ghana, Geita in Tanzania and Navachab in Namibia; this remained an area of focus in 2008. Work began on the occupational health facility at Obuasi in June and a risk-based medical surveillance programme was introduced. The hospital at Iduapriem in Ghana is also being expanded and should result in improved occupational health care through the addition of, among other things, an X-ray facility. A new hospital was opened at Siguiri in Guinea in 2008.
No new cases of occupational illness were reported in Brazil, Argentina, Australia or the United States. A review of occupational health practice was undertaken at Sunrise Dam in Australia and at CC&V in the United States
during the year.
Occupational Lung Disease (OLD)
The most significant occupational hazard for employees is exposure to respirable silica dust, which can cause
OLD. OLD includes TB, TB silicosis and obstructive airways diseases. TB incidence and prevalence levels are aggravated by the high rate of HIV prevalence in the mining population, with HIV being a major factor in the development of TB. It is estimated that about 85% of employees diagnosed with TB are also HIV-positive.
In 2008, 761 cases of OLD (all at the South African operations) were compensated by the Medical Bureau for
Occupational Diseases (MBOD). This represents a rate of 22 per 1,000 employees. In 2007, there were 207 cases of OLD in South Africa, which were compensated by the MBOD (a rate of six per 1,000 employees). The apparent deterioration in the OLD rate is attributable to the MBOD addressing historical backlogs.
Silicosis
Silicosis is a disease characterised by lung fibrosis caused by the inhalation of particles containing respirable crystalline silica dust. It represents a risk in underground mining areas where there are high concentrations of quartz within the orebody. While the threat of silicosis persists in South Africa, efforts to eradicate the disease have largely been successful at the group’s operations in Brazil, as a result of the mechanisation of many processes, successful dust management programmes, intensive monitoring, and Brazilian legislation that limits the number of years that employees may work underground.
In South Africa, all employees exposed to silica dust undergo a chest X-ray every six months, along with an annual clinical examination, and a three-yearly lung function test. Employees diagnosed with early-stage silicosis are referred to the Medically Affected Employee Policy (MAEP) where they are counselled and efforts are made to place them in lower-risk areas.
In South Africa, 442 new cases of silicosis (pure silicosis and all combinations of silicosis) were identified and submitted to the MBOD for compensation (a rate of 13 per 1,000 employees). In 2007, 462 cases were submitted to the MBOD (a rate of 14 per 1,000 employees).
The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in July 2008. This follows a claim received in October 2006 by AngloGold Ashanti for compensation in respect of damages suffered by
Mr Mankayi following his alleged contraction of silicosis. Mr Mankayi was employed by the company at Vaal
Reefs Mine from 1979 to 1995. AngloGold Ashanti successfully defended this action on the basis that section
35 of the Compensation for Occupational Injury and Diseases Act (Act 130 of 1993) (COIDA), which precludes common law redress and provides compensation directly to the mineworker, was also intended to apply to the
Occupational Diseases in Mines and Works Act (ODMWA). Compensation for silicosis is currently provided for under the latter. Following the judgement, Mr Mankayi filed an application for leave to appeal the ruling under the auspices of the Supreme Court of Appeal in Bloemfontein. In the light of the fact that this issue is of

Report to Society 2008

importance both to Mr Mankayi and to the South African mining industry, AngloGold Ashanti has not opposed leave to appeal, which has been granted. The appeal may be heard in 2009 or 2010.
AngloGold Ashanti recognises that silicosis is a significant issue for past, current and future employees.
The group has adopted a comprehensive programme to address silicosis that targets:
•
the desired reduction and eventual elimination of the disease by addressing its cause – silica dust; and
•
the identification, care and compensation of those afflicted.
A concerted effort to limit silica exposure within the underground operations involves:
•
engineering measures to limit the generation of and exposure to dust by employees;
•
monitoring and management of any exposure, and the development and implementation of administrative controls;
•
education of employees, management of protective measures and cultivating an understanding of both the hazard and the impacts of exposure; and
•
the use of personal protective equipment.
the occupational exposure limit (OEL) of 0.1 mg/m
3
. This is in line with the industry-agreed target, in terms of body, the Mine Health and Safety Council.
As part of an ongoing process aimed at continuous improvement, the company continues to investigate both methods of dust management and monitoring methodologies. Progress in respect of dust levels thus far has been as a result of a combination of factors, including the implementation of engineering controls such as:
•
adherence to ventilation standards;
•
effective watering-down practices;
•
water quality management; and
•
footwall treatment programmes.
The installation of upgraded air filtration equipment was also completed during the year.
and health
Safety
Geita, Tanzania

Report to Society 2008
The AngloGold Ashanti South African division reported that 3.1% of employees were exposed to dust levels above which 95% of all individual samples must be below this limit. These industry targets were agreed by a tripartite

Adherence to administrative controls is critically important in the programme (for example, adherence to blast re-entry times and individual employee shift duration). The provision of personal protective equipment to employees working in high-risk areas (such as those involved in ore transport and tipping) is also important, and compliance requires continual focus.
The slow rate of certification of employees suffering from silicosis by the South African MBOD, and subsequent compensation in terms of national legislation, is still a concern. Inadequate systems and a lack of resources continued to result in significant delays and, even more worrying, many silicosis sufferers are presumed to be unidentified and without compensation. This legacy is a common and significant issue for the gold mining industry in South Africa and was the basis of an industry initiative undertaken under the auspices of the
Chamber of Mines, and involving AngloGold Ashanti, Gold Fields, Harmony, the DME and the National Union
of Mineworkers (NUM), to identify affected former mining industry employees in need of care and to improve access to follow-up treatment and compensation systems.
Noise-induced hearing loss (NIHL)
NIHL develops as a consequence of consistent exposure to high levels of noise (in excess of 85dBA) over an extended period of time. The onset of NIHL is painless and progressive, often resulting in a lack of diagnosis until significant hearing loss has occurred.
AngloGold Ashanti has hearing conservation programmes in place at all operations, with three clear objectives:
•
the implementation of engineering controls to reduce noise at source;
•
the provision of hearing protection devices to protect the wearer from excessive noise levels; and
•
medical surveillance to detect any loss of hearing as early as possible.
More than a decade ago, AngloGold Ashanti embarked on a programme to monitor noise levels in the workplace and to implement engineering controls to reduce noise. Initially, emphasis was placed on muffling all pneumatic rockdrills. A programme to silence all underground ventilation fans then began and was completed in 2006. The programme is now targeting other noisy equipment and areas, such as air hoists, water jets and pressure-reducing valve stations.
All at-risk employees undergo regular audiometric testing. Where appropriate, employees are provided with hearing protection devices. In 2008, a selection of hearing protection devices were tested and a range of preferred devices are now available as standard store items.
In 2008, 77 cases of NIHL were compensated across the group (all in South Africa). This is a rate of 2 per 1,000 employees, which is unchanged from 2007.
See case study for an update on: Progress made in dealing with noise management at AngloGold Ashanti in
South Africa, at www.aga-reports.com/08/noise-SA.htm.
Pulmonary tuberculosis (TB)
In South Africa, pulmonary TB in silica-exposed employees is classified and treated as an occupational illness.
The risk of contracting TB is increased by both silica exposure and HIV infection, with these factors acting multiplicatively in increasing relative risk. AngloGold Ashanti’s approach to HIV & AIDS and malaria are dealt with in the regional health section on page 120.
TB control remains rigorous within the South African mining industry. Extensive information, education and training of employees is in place to ensure that employees and their supervisors are informed of the symptoms of the disease. Active case-finding using six-monthly digital X-rays undertaken by mobile units at mine sites, and fixed digital X-ray units at the two occupational health centres, remains in place. Detailed investigation, admission to hospital until the risk of infection is past, and World Health Organisation-based Directly Observed
Therapy (DOTS) resulted in the achievement of a cure rate which exceeded the WHO target of 85%. Regarding multi-drug resistant (MDR) and extremely drug resistant (XDR) TB, AngloGold Ashanti achieved some level of success, with cure levels above those of state-run facilities.

Report to Society 2008

In 2008, 874 employees were diagnosed with TB, a rate of 26 per 1,000 employees (2007: 923 employees, a rate of 27 per 1,000 employees). The Bill and Melinda Gates Foundation-funded Thibela programme, now in its third year, is running very well and although there is insufficient evidence to accurately assess the results of these interventions in terms of a declining incidence and prevalence of TB, early indications are that there has been a positive effect in the TB incidence rate at TauTona. See the case study: Twelve thousand participate in
TB research programme, at www.aga-reports.com/08/Thibela.htm.
While TB is not classified as an occupational illness outside South Africa, surveillance and treatment programmes are implemented internationally. At Obuasi in Ghana, 52 cases of TB were identified. One case of
TB was identified at Iduapriem in Ghana, one at Sadiola and Yatela in Mali, one at Geita in Tanzania and one
at Brasil Mineração in Brazil. Two cases were identified in the DRC.
Heat and physical fitness
As heat is potentially a concern at all underground operations, heat management protocols and practices are in place and are effective and robust. In 2008, 382 cases of heat illness were reported by the South African operations, most of which (380) were heat-related cramps. Two cases of heat exhaustion were reported and there were no cases of heat stroke during the year.
The South African heat stress management programme was extended to Ghana during the year and it is the intention that this, combined with the installation of large-scale refrigeration plants, will successfully manage the temperature in the working environment, thus resulting in improved working conditions.
Wellness of employees
As, increasingly, the focus in occupational health management has shifted towards a holistic approach to address the overall health and wellness of employees, so the monitoring of medical absence, the medical reasons for the departure of employees, and overall health at exit have all become more important. In a broader sense, a project reviewing the health care, funding and access to health care provision mechanisms for the dependants of lower-
level employees was begun during the year and is ongoing.
The overall absentee rate for employees in South Africa (for work and non-work related reasons) was 5.39% in
2008 (2007: 5.36%). (The 2007 figure is slightly higher than that of the previously reported, because sick leave taken over weekends or public holidays is now included.)
The company’s MAEP provides a fair and transparent process to deal with employees who have medical conditions resulting in their being unable to continue in their current occupations. The primary aim of the MAEP is to place employees in occupations where they may continue to work safely and productively, although this is not always possible. In 2008, 1,116 employees were determined to be permanently unfit to continue working in their current occupations, 117 of whom were accommodated in substantive alternative occupations while the remainder were medically discharged. A further 381 employees with early (not yet compensable) indications of occupational illnesses were identified: 161 elected to remain in their current occupations, 50 were placed in lower-risk working environments; and 178 chose to be medically discharged.
OBJECTIVES FOR 2009
The following objectives have been set in respect of safety and health performance in 2009:
•
completion of the safety transformation project and the development of a ‘blueprint’ for safety and health;
•
zero fatal accidents;
•
20% reduction in all injury rates;
•
continue to strengthen occupational safety and health systems across all operations; and
•
continue to improve dust control to achieve 2013 milestones in South Africa and eliminate silicosis.
and health
Safety

Report to Society 2008

CASE STUDIES:
Case studies describing some of the challenges faced by the group and how these are addressed these may be found on page 186 of this report, the Report to Society website at www.aga-reports.com, or at the specific urls listed below.
GROUP
Developing a new blueprint for safety and health for AngloGold Ashanti
Good progress was made in inculcating a safety and health culture within the group during the year, with an emphasis on safe work practices at all levels. The Occupational Safety and Health Leadership Transformation Project was
initiated in April 2008 to develop a global occupational health and safety blueprint. This initiative is aligned with broader business transformation initiatives currently under way within the company. See case study on page 188 and at
Implementing a safety and health systems and practice protocol to monitor compliance with OHSAS 18001
AngloGold Ashanti has developed a protocol to assist with compliance with the OHSAS 18001 standards. The protocol is unique in that it aims at going beyond compliance with internationally accepted occupational health and safety standards by measuring related performance, practices and levels of compliance. The system can also be used
BRAZIL
Serra Grande introduces FMEA to improve safety performance
In July 2008, Serra Grande, Brazil, acquired a Failure Mode and Effect Analysis (FMEA) system, prompted by a fatal incident which occurred on 12 February 2008. During the investigation into this accident, it was recommended that a tool to facilitate the identification of the basic causes of incidents was needed. The FMEA is a procedure for analysing potential failures within a system of work and for classification of the effect of failures on the system.
SOUTH AFRICA
New approach to safety and health in South Africa pays dividends
Several processes aimed at ensuring a broad understanding of and support for the vision that safety is the foremost value within the company have been implemented in the Southern Africa Division. The FIFR for the
division improved by 59% year-on-year while the LTIFR improved by 13%. This case study explores the strategy development and implementation, as well as the implementation of various workplace initiatives such as the
‘Care’ and ‘It’s OK’ processes and white flag days. See the case study on page 192 of this report, or at
www.aga-reports.com/08/safety-SA.htm.
Twelve thousand participate in TB research programme
About 12,000 AngloGold Ashanti employees at the TauTona, Great Noligwa, Moab Khotsong and Tau Lekoa
mines are participating in the largest TB research programme undertaken in the South African mining
industry.The Thibela TB programme, which was launched towards the end of 2005, is being funded by the South
African Mine Health and Safety Council and the International Consortium to Respond Effectively to the AIDS/TB
Epidemic (CREATE). See www.aga-reports.com/08/thibela.htm.
Progress made in dealing with noise-induced hearing loss (NIHL) at AngloGold Ashanti in South Africa.
Working in a noisy environment continues to pose a risk for employees. In 2008, 77 cases of NIHL compensated.
This represents a rate of two per 1,000 – a remarkable decrease from 26 per 1,000 employees, recorded in 2002.
Measures to prevent full-scale deafness in employees who have been diagnosed with early NIHL include counselling in understanding the risks and exposure to deafness in their current designations and the importance of personal
www.aga-reports.com/08/safety-blueprint.htm.
reports.com/08/safety-protocol.htm.
to facilitate a gap analysis of health and safety management systems. See the case study at www.aga-
See
protection equipment. See the case study at www.aga-reports.com/08/noise-SA.htm.
the case study at www.aga-reports.com/08/MSG-FMEA.htm.

Report to Society 2008

Report to Society 2008

90
Key developments
90
Renewing the vision, mission and values
90
The year in review
110
Objectives for 2009
111
Case studies
Employment

Report to Society 2008

Employment
KEY DEVELOPMENTS
•
Revision of the company’s vision and values, and their communication to employees.
•
Development of the System for the Management of People, based on the Requisite Organisation model.
•
Restructuring of responsibilities and hierarchy in line with corporate strategy.
•
Implementing a company-wide approach to collective bargaining.
RENEWING THE VISION, MISSION AND VALUES
AngloGold Ashanti’s values, as reviewed and redefined in 2008, are underpinned by the philosophy that ‘People are our business... our business is people’. The group’s values specifically state:
We treat each other with dignity and respect
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
We value diversity
We aim to be a global leader with the right people for the right jobs. We promote inclusion and teamwork, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
Giving life to this are the group’s undertakings or business principles related to the group’s labour practices.
AngloGold Ashanti’s values are displayed in full on the company website. For further information on the development and implementation of these values, see the case study: Renewing our commitment to doing things the right way, at www.aga-reports.com/08/renew-values.htm.
THE YEAR IN REVIEW
Management systems and accountability
Operational restructuring has been undertaken across AngloGold Ashanti over the past year to align the company’s structure with the revised corporate strategy and the new executive team, and to bring the created in 2009 to ensure that appropriate skills are located even closer to the operations. Key developments here include the appointment in late 2007 of three operational heads (one in Australasia, one in Africa and one in the Americas) and the separation of divisional responsibility in Africa (home to the majority of the group’s operations), into West Africa and Southern Africa divisions.
The group’s leadership structure, from the board to the board subcommittees and Executive Committee is discussed in the Ethics and Governance section of this report, starting on page 52.
The group is led by an Executive Committee that meets on a regular basis and has oversight of all group functions. Details of the executive team members may be found on the website at www.anglogoldashanti.com.
Given AngloGold Ashanti’s renewed vision and values and revised company strategy, a complete review of the group’s human resources management systems and structure, called the System for the Management of
People (SMP) is being undertaken. This is considered a strategic imperative within the context of a changing world of work, the current socio-economic climate and continued key skills shortages in the mining industry.
See box on: Restructuring the organisation to fit the strategy, on the opposite page.
This SMP is particularly relevant for the management of the group’s talent at all levels and across all operations. See the case study, Managing talent using the requisite organisation model, at www.aga-reports.com/08/requisite-
model.com.
leadership of the company closer to the operations. As a follow-up to this structure, country offices will be

Report to Society 2008

Restructuring the organisation to fit the strategy
Following the revision of AngloGold Ashanti’s corporate strategy over the past two years, and the implementation of leadership changes following the appointment of CEO Mark Cutifani, the need arose for the adaptation of the group’s global human resources strategy to deliver into the group’s new vision.
Explains Robbie Lazare, Executive Vice President for Human Resources, “The organisation needs to be structured to service our identified priorities, one of them being safety, which is our first value. The other priority is how we improve our delivery model. How do we ensure that we have the right level of skills and the right number of skills at the appropriate sites?”
In addition to the operational restructuring into three time-zone based units (Africa, Australia and Americas), the
African operations – consisting of 16 mines – are being divided into four country structures.
“We have also restructured the services departments, the business development and technical areas, based on a conscious decision that we will move from being an international company to being a global company,” he adds.
Core to this is the implementation of global standards for human resources across the group that will not only allow better management of people at an operational level, but will allow these same resources to be available to the group in a truly global sense.
“This need has led to the development of an holistic human resources model for the group, based on requisite organisation principles developed by Elliott Jaques. This is not just about structure – it is about all the sub-
systems, talent pool, performance management and pay and everything else that we do. We are redesigning the whole of human resources – a System for the Management of People (SMP) – over a period that is likely to take around six months for design and three to five years in implementation.
“At the same time,” comments Lazare, “we have to make sure that our own internal model takes into account the future world of work.”
“The physical place where one works, particularly at a senior level and in technical disciplines, is not as important as it was in the past. What is more important to the new generation of engineers and company leaders is that you give them the space to work in a community of practice where disciplines often work from the bottom up (not top down as is the conventional model of work). We need to provide a space for building this community of, say mining engineers, where our top skills can virtually join a community of practice to share information and develop solutions to individual and shared challenges.
“Where this is all going to lead is to a leaner organisation that is much more technologically advanced, possibly more mechanised and, importantly, that has a far greater virtual working space.
“Another thing that we have to get to grips with is that skills have become a global resource, not a country resource. Boundaries have opened up. An individual can work anywhere if he or she is happy with the pay and conditions, or simply wants a change. We need to build an organisation that can offer challenges across a variety of disciplines, and across countries, so that an individual does not have to leave our group to pursue career advancement,” Lazare says.
Robbie Lazare

Report to Society 2008

Cripple
Creek
& Victor
421
Yatela and
Sadiola
681
Morila
Siguiri
Iduapriem
Obuasi
Navachab
Serra Grande
2,987
Cerro
Vanguardia
1,072
TauTona
Mponeng
and Savuka
Kopanang
Moab Khotsong
Tau Lekoa
Great Noligwa
Geita
Sunrise Dam
Employment at AngloGold Ashanti by operation
(including contractors): 2008
930
2,934
1,780
5,722
1,108
482
3,116
410
Brasil
Mineração
Number of employees
(including contractors)
N
3,034
4,737
6,031
5,743
4,623
6,909
Employment
Adrian van Tonder
Executive Assistant to the Executive Vice-President: Human Resources
Corporate Office, Johannesburg, South Africa
“AngloGold Ashanti’s values form fundamental pillars supporting the business and its strategic objectives. They shouldn’t just be expressed, but lived. You can apply the six values to your
personal life as well, and becoming a better individual will have a direct impact on the job.”

Report to Society 2008

AngloGold Ashanti as an employer
AngloGold Ashanti is a significant employer in many of the countries in which it operates. The majority of the group’s employees (including contractors) are in South Africa 68.6%, Ghana 12%, Tanzania 5% and Brazil 6.7%.
In 2008, AngloGold Ashanti employed 62,895 people (calculated on a monthly average basis), comprising
50,206 (78%) permanent employees and 12,689 (22%) contractors. This was an increase year-on-year of some
2.2%. In 2007, there were 61,522 people, comprising 47,383 (77%) permanent employees and 14,139 (23%)
contractors. Further details appear in the table below.
Total number of employees and contractors
Operation
2008
2007
Employees
Contractors
Total
Total
Argentin
a
756
316
1,072
1,017
Cerro Vanguardia
756
316
1,072
Australia
169
1,029
1,198
781
Sunrise Dam
77
333
410
Boddington
92
696
788
Brazil
2,679
1,416
4,095
4,352
Brasil Mineração
1,954
1,033
2,987
Serra Grande
725
383
1,108
Ghana
4,991                                2,511
7,502
7,549
Iduapriem
732
1,048
1,780
Obuasi
4,259
1,463
5,722
Guinea
1,489
1,444
2,933
2,917
Siguiri
1,489
1,444
2,933
Mali
606
1,005
1,611
1,615
Morila
242
439
681
Sadiola
242
333
575
Yatela
122
233
355
Namibia
482
0
482
409
Navachab
482
0
482
South Africa
33,216
3,911
37,127
36,976
TauTona
3,849
774
4,623
Mponeng
5,482
203
5,685
Savuka
1,179
45
1,224
Tau Lekoa
2,650
384
3,034
Great Noligwa
5,472
271
5,743
Moab Khotsong
2,914
1,823
4,737
Kopanang
5,620
411
6,031
Other
1
6,050
6,050
Tanzania
2,130
986
3,116
3,226
Geita
2,130
986
3,116
USA
350
71
421
405
CC&V
350
71
421
Other
2
3,338
3,338
Total AngloGold Ashanti
50,206
12,689
62,895
61,522
1
Other consists of Sustainable Development Operations East Rand, metallurgy, SA Regional Services, Sustainable Development, SARS
Engineering at West Wits and Vaal River and workshops.
2
Other consists of corporate offices, AngloGold Ashanti Health, the exploration offices, Rand Refinery and other non gold producing entities.
Persisting global skills shortages, particularly in the resources sector and in southern Africa, contributed to continued high turnover levels, although there has been some improvement on the prior year owing to the implementation of strategic retention programmes. This high turnover trend is likely to abate somewhat with the global economic downturn and following the implementation of the revised system for the management of people across the group. In 2008, the level of turnover amongst permanent employees within the group was 8%.

Report to Society 2008

Turnover levels for all operations, of all employees and women are reported in the table opposite. Separation by age group cannot be reported as it is not specifically recorded by the company for management purposes as it is not deemed to be a material indicator.
AngloGold Ashanti is committed to providing employment in the countries and regions in which it operates and, in the event of any restructuring, the preservation of jobs is paramount. See the case study: Preserving jobs, at Great Noligwa Mine, at www.aga-reports.com/08/GreatNoligwa-jobs.htm
Employment
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Total number of employees
(including contractors) – group
06 05 04 07 08
62,895
61,522
61,453
63,993
65,400
Rand Refinery South Africa
Reasons for separation from the
group (%)
Resignation
46%
Dismissal
34%
Medical
separation
20%
Retrenchment
(voluntary)
7.6%
34%
4%
46%
6%
7.6%
20%
0.8%
Death in service 6%
Retirement
4%
Retrenchment
(involuntary)
0.8%

Report to Society 2008

Turnover levels (%)
2008
2007
All All
employees
Women
employees
Corporate
Corporate office
19 7 18
Argentina
Cerro Vanguardia
20 2 16
Australia 21.5*
Perth office 30 8
Sunrise Dam 25 9
Exploration 23 7
Brazil
Brasil
Mineração
8 10 8
Serra Grande 12 16 8
Ghana
Iduapriem
7 0.3 3.4
Obuasi 4 0.2 10
Guinea
Siguiri
4 0.06 2.5
Mali
Morila
9 0 6
Sadiola and Yatela 5 0.18 3.4
Namibia
Navachab
6 2 4.4
South Africa
TauTona
19 1 11
Mponeng and Savuka 10 1 11
Tau Lekoa 11 1 11
Kopanang 14 1 10
Great Noligwa 19 0.3 12
Moab Khotsong 9 1 10
Tanzania
Geita
13 0.6 15
USA
CC&V
15 3.67 15
Group 8 0.5 10.5
* Australia was not reported separately for 2007
Given the global economic circumstances prevailing at the end of 2008, it is likely that some operational restructuring will ensue in 2009, which may result in the reduction of a number of jobs. Where possible, this will be through a process of natural attrition or voluntary separations. As at the end of December 2008, the following restructuring is planned for 2009:
•
further reduction in production at Great Noligwa that is likely to result in the loss of about 283 jobs;
•
replacement of contractor labour with permanent employees at Savuka; and
•
increase in mining jobs (by about 500) as mine production builds up and a decrease in contractor jobs by about 400 as mine labour replaces contractor employees at Moab Khotsong.
Iduapriem, Ghana

Report to Society 2008

Eliodoro Aroca Ramirez
Environment Auxiliary, Colosa, Colombia
“I was a displaced citizen in Colombia due to the country’s guerilla war, during which I lost all my assets. After losing everything I owned, I got the opportunity to work for AngloGold Ashanti’s Colosa project, I feel as though I have been born again.”
Fundamental human rights conventions
Certain human rights conventions, including those relating to freedom of association and collective bargaining, are entrenched in South African legislation and the constitution, as well as in laws and regulations in Argentina,
Brazil, Australia, Namibia, Tanzania, Mali, and the United States. In addition, AngloGold Ashanti is committed to upholding the International Labour Organisation (ILO) Declaration on Fundamental Principles and Rights at
Work. Specifically the company seeks to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour and implementing these practices through country, operation and shaft level recognition and collective bargaining agreements, including non-discrimination agreements and codes.
No breaches of the ILO declaration were alleged, nor were any charges brought against the company in connection with these during the year. No operations are deemed to be at risk in this regard.
Policies are in place at all operations to protect employees from prejudice and, in some countries, to promote the advancement of certain groups of employees. Discrimination, including racial and sexual harassment and discrimination against the disabled, is prohibited in terms of the company’s business principles, as well as by legislation in most of the countries where our operations are situated. In many of the countries in Africa, South
America and Australia in particular, the rights and promotion of indigenous peoples, of the historically disadvantaged and of women are provided for in legislation and adopted and followed by the company. No cases of discrimination were alleged or reported during the year. (See section on diversity and on women in mining below).
See the section on Human Rights on page 112 of this report.
Employment
Iduapriem, Ghana

Report to Society 2008

Freedom of association and collective bargaining
AngloGold Ashanti recognises that freedom of association is a fundamental right of all employees and particular country. See case study: Reviewing our approach to industrial relations, at www.aga-
reports.com/08/collective-bargaining.htm.
Good progress was made with the implementation of new collective bargaining processes and structures in Ghana. See case study: Update on collective bargaining Ghana, at www.aga-reports.com/08/collective-
bargaining-Ghana.htm.
In total, around 86% of all employees are either members of a union or catered for through collective bargaining agreements. The exceptions to the collective bargaining arrangements are the United States and Australia, where employees are not members of unions, but where a high degree of employee participation is encouraged. This is common practice in both countries. However, new workplace relations legislation currently being drafted in Australia will encourage the engagement between management and unions through collective bargaining agreements, provided regulatory minimum entitlements are met. Further details on the level of union participation and the unions involved are indicated in the Country Reports, which may be found at www.aga-
reports.com.
Union and collective bargaining participation in South Africa, where the group has the most number of employees, is 97%. This includes those that participate in terms of an agency shop agreement, which exists across the lower bargaining unit at the South African operations. This industry-wide agreement provides for the contribution by non-union members of 0.75% of basic monthly pay to a fund which is used to address the work and social needs of that bargaining group and has been negotiated because union members pay 1% of their basic pay as union dues. The outcome of wage negotiations with the unions applies to all employees within that bargaining unit, whether they are union members or not. Excluding the agency shop agreement (that is direct union membership), union participation in South Africa is 87%.
There were no significant disputes or strikes at any of the group’s operations during the year. Days and shifts lost owing to industrial action are described more fully below.
Employees by country
(including contractors) 2008 (%)*
South Africa 68%
Ghana
12%
Brazil
7%
Tanzania
5%
Guinea
5%
1%
68%
12%
2%
7%
5%
5%
2%
1%
2%
Mali
2%
Argentinia
2%
Australia
2%
Namibia
1%
USA
1%
* Due to rounding up percentages may add up to >100%
Sunrise Dam, Australia
contractors, and adheres to collective bargaining agreements with due regard to the relevant legislation of a

Report to Society 2008

Mali
•
A single eight-hour shift was lost by the mining contractor at Sadiola and Yatela on 21 October 2008 when the union (SECNAMI) wanted a change in the shift roster system. This was subsequently agreed to by management and the issue was resolved on 31 October 2008.
South Africa
•
All business units were affected by the Congress of South African Unions (COSATU) legal protest and strike action on 23 July 2008 and 6 August 2008 respectively. The protest and strike action was in response to the Eskom power crisis. Attendance numbers were slightly affected on 23 July 2008. On the evening of 5 August and on 6 August, a total stayaway affected all operations.
Key negotiations or agreements in 2008 are set out below.
Namibia
•
Substantive wage agreements were concluded in December 2008 regulating wage and conditions of employment for 2009-10.
Mali
•
Wages (January 2008) at Morila, and at Sadiola and Yatela.
Ghana
•
Salary and wage review (January 2008), 2008 bonus scheme (January 2008) and senior staff duty allowance (January 2008) at Iduapriem.
•
Wages and salaries (June 2008) and duty allowance (August 2008) at Obuasi in Ghana.
Tanzania
•
Remuneration policy and overtime policy (June 2008) at Geita.
Brazil
•
Salary adjustment for employees to compensate for higher than anticipated levels of inflation (August 2008).
Guinea
•
Wage review (January 2008) at Siguiri.
South Africa
•
Two year wage agreement concluded in 2007
Employment
South Africa: unionised employees
(including contractors) 2008 (%)
National Union of
Mineworkers
76.6%
No union
13.1%
76.6%
0.3%
2.8%
7.3%
13.1%
UASA
Solidarity
SAEWA
Union representation and collective bargaining agreements % of employees covered
100
90
80
70
60
50
40
30
20
10
3
2
1
4
5
65%
6
7
8
1. Argentina
2. Australia
4. Brazil – Serra Grande
5. DRC
27%
98%
100%
96%
100%
97%
96%
0%
100%
58%
69%
7%
0%
9
10
11
12
13
14
6. Ghana – Obuasi
7. Ghana – Iduapriem
8. Guinea
10. Mali – Morila
11. Namibia
12. South Africa
13. Tanzania
14. USA

Report to Society 2008
7.3
2.8
0.3
9. Mali – Sadiola and Yatela
3. Brasil Mineraç o
ã

Benefits and conditions of service
AngloGold Ashanti aspires to be an employer of choice in the regions and countries in which it operates, offering attractive and fair remuneration practices and conditions of service.
AngloGold Ashanti’s employee remuneration is above the legislated minimum wage requirements in the various states where it operates.
•
In the South African mining sector, wages and conditions of service are competitive. In respect of certain categories of employees, wages and conditions of service are negotiated through a collective bargaining process, and compare favourably with minimum wages set by the statutory determinations and competitors.
•
In Ghana, minimum wages are set by the state for government employees. AngloGold Ashanti’s operations exceed these requirements and, in addition, provide benefits such as a provident fund, which is not provided for in legislation but was negotiated through the collective bargaining process.
•
In Tanzania, a minimum wage has been legislated for the mining industry. This is well above other legislated minimum wages in the country as part of that government’s intention that mineworkers should benefit from the mineral wealth of the country.
Generally, conditions of service, including minimum notice periods and negotiation practices with employees and employee representatives are guided by country legislation, collective bargaining agreements and individual contracts of employment. It follows therefore that these vary from region to region. See the Country and
Operational Reports for further detail. (www.aga-reports.com)
As a minimum, AngloGold Ashanti provides access to primary health care for all employees as a basic condition of service. Increasingly, health care benefits are provided to dependants as well. Details on the specific housing and health care benefits that are provided to employees at the various operations may be found in the Country
Reports at www.aga-reports.com.
allowances, home ownership and accommodation, life assurance, death and disability cover, educational/study assistance, and share ownership and share incentives.
For some employees the provision of housing or accommodation is a benefit, while for others who are employed at mines in remote locations (such as Argentina and Australia) it is a condition of service. For a significant proportion of South African employees who are drawn from neighbouring countries or from rural areas in South
Africa, the provision of accommodation is both historical and necessary. Many of these employees choose not
Callie Lonn
Schemes Coach: Mining and Rock Engineering, Vaal River, South Africa
“I have been with AngloGold Ashanti since 1976 and I
have enjoyed my time immensely, my day-to-day
responsibilities include managing the mining and rock
engineering schemes training in Vaal River and West Wits
which includes management trainees, learner
diplomates, learner officials and trainee shift bosses.”

Report to Society 2008
Additional benefits include, but are not limited to, maternity and paternity leave, retirement funds, housing to relocate their families to their place of employment and live in company-provided residences. (See box below and overleaf).
Formal performance and career development review processes are in place at all operations, for either individuals or teams. In South Africa, where most of the group’s employees are based, a formal skills development plan is in place for all disciplines at all operations in line with the company’s Social and Labour
Plans (SLPs). Skills development plans are reviewed and updated annually.
SLPs are provided for by South African legislation. In AngloGold Ashanti’s case, they are submissions made in respect of the company’s two regions of operation (West Wits and Vaal River), and make certain undertakings in respect of training and development, employment equity and the management of human resources.
SLPs focus particularly on redressing the imbalances of the previous socio-economic environment with regard to historically disadvantaged South Africans (HDSAs). These submissions were made as part of the company’s application for the conversion of its mineral rights under the Mineral and Petroleum Resources Development Act
(MPRDA) and were accepted by government. Progress made against these plans is reported annually to the
Department of Minerals and Energy (DME). See the Social and Labour Plan Reports at www.aga-reports.com.
Company-provided accommodation in South Africa
Given historical labour patterns and the labour-intensive nature of mining operations, by far the most formalised on-mine, employee-only accommodation is that provided in South Africa. Here, historically and still today, a significant proportion of employees are drawn from surrounding countries and from rural areas within the country.
Residences
While the company has been introducing more family accommodation and encouraging home ownership, the provision of accommodation for employees drawn from areas beyond the immediate vicinity of the mines remains a necessity. An area of focus has been the transformation of these hostels, or residences, so as to provide greater privacy and a better quality of life to those who live there. The change from their previous name of hostels to residences is intended to reflect this transformation process.
A central AngloGold Ashanti Accommodation Forum and regional Accommodation Forums, comprising management and union representatives, meet on a regular basis to plan for both current and future management of the residences. Issues that are dealt with by these forums include food, accommodation, health and safety, leisure activities, industrial relations and communication.
At the end of 2008, 52% of employees working in South Africa were housed in company-provided residences
(2007: 51%). The increase of 1% from 2007 is attributable to Moab Khotsong staffing for full production. In
2004, 62% of employees resided in company-provided hostels.
The programme to upgrade residences continued during the year, with particular efforts being made to reduce the numbers of individuals in each room, including converting communal rooms into single room accommodation. This process is expected to be completed by 2019 in the West Wits area and in 2014 in the
Vaal River area, at a total cost to the company of R381.4 million ($46.2 million) of which R83 million
($10.1 million) has been spent to date.
At the end of 2008, 9% of all residence-based employees were accommodated in single person accommodation, with 672 units having been converted during the year. Since 2005 when this initiative began,
2,139 single rooms have been created. The average number of individuals per room has been reduced from eight in 2005 to six in 2008.
A case study on: Upgrading residences in South Africa, is available at www.aga-reports.com/08/residence-
upgrade.htm.
Employment

Report to Society 2008

Company-provided accommodation in South Africa Cont.
In South Africa, meals are provided to employees living in residences; their nutritional value is carefully planned and monitored by an independent nutritional expert. The minimum calorific value required by underground workers (as stipulated by a Chamber of Mines study) is 13,500kJ – AngloGold Ashanti’s meals provide between 15,000 and 17,000kJ per day.
Although the majority of women invited to work in mining are drawn from the local community, it has nevertheless become necessary to plan for residence accommodation for women. The company’s plan is to accommodate women in existing residences but in dedicated blocks.
Promotion of home ownership
The company has continued to promote home ownership as an important aspect of its accommodation strategy. The sale of residential units and vacant stands that was embarked upon in 2005 has continued, with priority being given to current incumbents of these properties, with transactions concluded at market value.
The formalisation of the West Wits and Vaal River villages and adjacent land and properties into the municipal areas of Merafong and Matlhosana respectively, also continued. See case study in: Report to Society 2006:
Long-term sustainability of mine villages at www.anglogoldashanti.com.
Following comprehensive technical planning and extensive consultation with accommodation forums, local authorities and other stakeholders, the process is now well under way and is expected to be completed in 2010 at a total cost to the company of R6.5 million. The aim of this process is to make available disused mine-owned housing and land as accommodation within a sustainable community that is independent of the mine.
Accommodation assistance payments to lower level employees (should they choose not to live in residences or if they do not qualify for mine-based housing) have been substantially increased in recent years, again to improve the general quality of living of employees. At the end of September 2008, this amounted to
R1,200 per month for employees at the lower level.
Hostel, South Africa

Report to Society 2008

Training and development of people
A great deal of emphasis is placed on the training and development of people. Training and development initiatives at all levels – from Adult Basic Education and Training (ABET) and skills development, to graduate training and executive development programmes – underpin the group’s system for the management of people and will ensure that the group has the requisite skills in the future.
Direct total training and development expenditure in 2008 amounted to $35 million (2007: $31.4 million), an increase of 12% on the prior year. Data related to the average hours of training per employee is not collated across the group as this is not deemed a meaningful measure given the number of people involved, the significant differences in skills sets and the diversity of operations. Further details on training and development initiatives may be found in the Country Reports at www.aga-reports.com
It is AngloGold Ashanti’s goal that all employees should become functionally literate and numerate or, at the very least, have access to literacy training. For more than a decade the group has offered ABET to employees at its South
African operations and this was introduced in Namibia in 2007. All employees at the operations in Australia and the
United States are literate, as are most employees in Argentina, Brazil and Ghana. See box below for further information, as well as the Country Reports and the Social and Labour Plan Reports available at
www.aga-reports.com.
Skills development in South Africa
As part of the initiative at the South African operations to upgrade employees’ skills, and to create development opportunities for HDSAs in particular, the company has identified a pool of high-potential employees for whom development plans have been put in place and mentors appointed.
A Central Skills Development Committee has been set up as a consultative forum between management and unions to deal with issues such as skills development and employment equity. This forum meets on a quarterly basis. Skills Development Committees have also been set up at each business unit. A particular area of emphasis for these committees is the promotion of ABET. These committees play an active role in marketing
ABET to employees and recognising ABET achievements. A major stumbling block in the promotion of literacy in the past has been a lack of interest in attending ABET classes on the part of employees.
ABET
There are four ABET centres in the West Wits area and six in the Vaal River area, capable of accommodating
1,140 learners per intake, both on a full-and part-time basis. ABET levels range from Pre-ABET (which is equivalent to Grade 0) to National Qualifications Framework (NQF)2 Fundamentals (four subjects of the NQF2 qualification). In addition, the company supports two ABET centres for community members (one at Wedela in Carletonville and one in Orkney), and community members may attend the mine-based ABET centres should they not be fully utilised at any time.
Employment
ABET training, South Africa

Report to Society 2008

Mponeng, South Africa
Skills development in South Africa cont.
A total of 10,070 employees and 573 community members participated in ABET during the year, at a cost to the company of R9.5 million. In 2007, there were 4,122 participants at a cost of R9.2 million ($1.3 million). Of the
10,070 employees, 8,302 have been exposed to Recognition of Prior Learning (RPL) and the remaining
1,768 participated in formal classroom training. Of the employee classroom learners, 30.8% attended ABET on a full-time basis. Full-time ABET is provided to learners drawn from the community as the majority of prospective learners are without work and the training equips them with a qualification and makes their skills more marketable.
Incentives are provided to employees to attend ABET to encourage greater participation in the programme.
These are paid to employees who pass their ABET courses and range from R250 for Pre-ABET (which is paid by the mine) to R1,170 for ABET Levels 1 to NQF1, which is paid for by the Mining Qualifications Authority
(MQA). In 2008, the overall ABET pass rate was 69.9%.
The success of the ABET programme in 2008 is attributable to a combined effort involving management,
ABET facilitators and organised labour to work towards the common goal of a literate workforce.
Bursaries and learnerships
Internships and bursaries are also offered in South Africa to promote the development of HDSAs and women. A full-time internship programme develops employees for specific career paths, while the three-year management trainee programme equips graduates and diplomates with the skills required for middle-management positions.
Miner and artisan learnerships (of between one and two years in duration) provide technical and supervisory skills.
In addition, a bursary programme for full-time tertiary studies in critical fields is provided to employees and potential employees. Statistics related to these programmes are provided in the table below, and further information may be found in the Country Reports and the Social and Labour Plan Reports at www.aga-reports.com.
In 2008, there were 61 bursars, 73 management trainees, 274 miner and artisan learnerships and
82 officials’ learnerships in the South African operations (excluding corporate office). This was largely in line with the plan for the year. There is focus on both HDSAs and women in these programmes:
•
72% of bursars were HDSAs; 29% were women;
•
71% of management trainees were HDSAs; 34% were women; and
•
87% of learnerships were HDSAs; 10% were women.
(The definition of HDSA includes white women).

Report to Society 2008

The group’s Management Development Programme (MDP) and Intermediate Management Development
Programme (IMDP) continued during the year, with 27 and 34 employees, respectively, participating at a cost to the company of around $474,131. In 2007, 33 participants attended each programme at a combined cost of $490,000. Increasingly, participants are drawn from operations around the world and this is again providing a valuable forum for diversity management and training.
A Southern African Division Programme was implemented in 2007 to give more managers exposure to managerial development. The Managerial Mastery Programme (MMP), an extension of the MDP and IMDP, was attended by 21 participants in 2008 (2007: 22) at a cost of approximately $108,713.
Training for life (also called portable skills training in South Africa) is aimed at delivering training and development in skills that are widely applicable and transferable, providing employees and ex-employees with the skills to remain economically active, whether through formal employment or self-employment, when they are no longer employed by the company. This training is also given in preparation for career endings, whether as a result of ill health, retrenchment, downscaling or mine closure. Portable skills training was provided to 1,177 employees and community members in South Africa during the year (2007: 750). Training is provided on both a part-time and full-time basis and includes training for bricklaying, welding and wiring, forklifting and plumbing.
Bursaries and scholarships for employees, their dependants and community members are offered at all operations. Emphasis is placed, where possible, on giving scholarships and bursaries to candidates from local communities first, and then to people from the region in which the operation is located.
Employment
Ricardo Carrizo
Laboratory Auxiliary, Cerro Vanguardia, Argentina
“Respect for the environment is the most
important value for me. There are different ways to
sensitise employees about how we can minimise
our mining activity’s impact on the environment.”
Kopanang, South Africa

Report of Society 2008

Bursaries and scholarships offered
2008
2007
Argentina 66 48
Cerro Vanguardia 66 48
Australia 10 6
Perth office
(incorporating
Sunrise Dam.
Exploration
10 6
Brazil 107 198
Brasil Mineração 41 91
Serra Grande 66 107
Colombia 12 0
Exploration 12 0
DRC 1 1
Exploration 1 1
Ghana 17 24
Iduapriem 12 18
Obuasi 5 6
Guinea 4 0
Siguiri 4 0
Mali 20 20
Morila 10 10
Sadiola and Yatela 10 10
Namibia 6 5
Navachab 6 5
South Africa 62 50
South African
operations
61 49
Corporate office 1 1
Tanzania 3 3
Geita 3 3
USA
CC&V
15 13
Scholarship programme in Australia
The AngloGold Ashanti Australia Scholarship programme is open to full-time students studying in Australia, in specific company-
critical disciplines in which skills shortages have been identified.
These include geology, mineral resource management, metallurgy and geophysics. In addition to covering study-related expenditure, each scholarship holder has access to on-site workplace
experience, often a prerequisite to their courses. Students are recruited through local universities.
Serra Grande, Brazil
15 13

Report of Society 2008

Diversity and equal opportunity
AngloGold Ashanti recognises and promotes the diversity of the people within its host countries and within the company. It is cognisant of requirements in certain countries to address past and institutionalised inequities, while affording all employees the opportunity to develop further in their chosen careers.
In South Africa, the employment of HDSAs is promoted and regulated by legislation, specifically the
Employment Equity Act, the MPRDA and the Mining Charter. Employment equity targets and performance are set and monitored by a board subcommittee, and are reported annually to the South African Department of
Labour and the Department of Minerals and Energy (DME).
Good progress continued to be made with the advancement of HDSAs in 2008. At the end of December,
HDSAs made up 30% of the board (33% in 2007); HDSAs made up 36% of management (2007: 30%).
(Managerial employees are defined as those in supervisory and management roles in Paterson job grades
D-Lower and above).
See case study on: Grappling with South Africa’s employment equity challenge, at www.aga-reports.com/08/
employment-equity.htm.
Exploring diversity at Savuka mine
Given the nature of historical recruitment practices (with large numbers of employees being drawn from neighbouring countries) and indeed the diversity that is evident in South Africa itself (which has 11 official languages), recognising a wide diversity of cultures, languages and customs and developing an understanding and tolerance of differences is an area of focus. The programmes at Savuka mine in the West Wits region of South Africa are typical.
Included in the diversity training and sensitisation programme in 2008 were:
•
a one-day cultural diversity course, attended by close on 300 people from all levels at the mine;
•
an in-house CARE programme, in which all employees participate, and in which the issue of diversity and of visible respect for one another is an integral component;
•
meetings of the employment equity steering and subcommittees, made up of management and union representatives, at which issues related to diversity and discrimination are discussed; and
•
drawing on the mine’s own diversity when conducting interviews for potential recruits and development planning.
Employment
0
5
10
15
20
25
30
35
40
South Africa – HDSAs in management – target vs actual
(%)
Target (five-year plan)
Actual
06
05
04
07
08
40
40
40
40
40
32
33
26
30
36
Navachab, Namibia

Report of Society 2008

In South Africa, historical recruitment practices have also created a reliance on the employment of people from neighbouring countries, primarily Lesotho, Mozambique, Botswana and Swaziland. These practices have resulted in a dependence on the part of these countries on the South African mining industry both indirectly – to provide jobs and support for large proportions of their economically active populations and their dependants –
and directly through remittances that are provided. The Mining Charter requires that South African mining companies do not discriminate against foreign nationals in their employment practices. At the end of 2008, in line with the reporting required by the Mining Charter on this aspect, some 31.19% of employees in South Africa were drawn from outside the borders of the country (2007: 34.7%). This number has been slowly decreasing over the years.
Elsewhere in Africa, the employment of locals and the replacement of expatriate employees at senior levels is a priority which is supported by skills transfer programmes and the appointment of understudies. Frequently this, too, is regulated by legislation. Localisation plans and programmes are in place in Ghana, Guinea, Mali,
Namibia and Tanzania to limit the placement of expatriate employees and the training and development of the indigenous population. In some countries, such as Namibia, work permits for expatriates are only renewed if the appropriate level of progress has been made with the localisation programmes.
Given the increase in mining activity in East, West and Central Africa in recent years, the shortage of technical skills in these regions and the finite time horizon of mining and exploration activities, this is a challenging target area.
The promotion of diversity and specific groups of employees is also regulated in:
•
Namibia, through the Affirmative Action Act;
•
Mali, through equal opportunity employment regulations within labour legislation;
•
Ghana, through the Labour Act and Minerals and Mining Act and immigration legislation that covers the employment of women, the disabled and expatriate employees;
•
Australia, through the commonwealth, state and federal legislation dealing with equal opportunities for women, workplace relations, human rights, racial discrimination and disability discrimination;
•
Brazil, specifically related to the disabled;
•
Guinea, where regulations exist in respect of gender and expatriates; and
•
Colombia, where the level of gender representation is prescribed by law within the public sector; expatriate levels and regulated by law in all sectors.
Countries from which South
African employees are drawn (%)
South Africa
68%
Lesotho
18%
Mozambique
8%
Swaziland
5%
Botswana
1%
68%
18%
8%
1%
5%
Savuka, South Africa

Report of Society 2008

Expatriate employees (%)
2008
2007
Brasil Mineração 0.1% n/a*
Iduapriem 0.7% 0.1
Obuasi 0.8% 0.1
Accra office 14% n/a*
Siguiri 4.98% 4.0
Morila 5% 7.0
Colombia 4.3% n/a*
Sadiola and Yatela 1.89% n/a**
Exploration – DRC 5.4% n/a*
Navachab 1.4% 1.7
Geita 6.2% 5.1
* Brasil Mineração, Accra office, Colombia and DRC regions were not reported in 2007
** Sadiola 2007: 4.7%, Yatela 2007: 5.7%. These were reported separately in 2007
Exposing corporate office employees to diversity in the workplace
Dealing with diversity is not limited to an operational level, and neither is it limited to dealing with issues of race and gender. While employees are fortunate enough to be exposed to a very broad range of the diversity in the group – through travel and secondments – a programme put in place during the year exposed corporate office employees to a number of external speakers on the topic. Invited guests this year included Dr Graeme Coddrington on ‘Generational diversity’, Simeon Mighty Moloko on ‘Transformation in the South African
mining industry – beyond the Mining Charter’, Frans Baleni (the general secretary of the
NUM) on ‘Employee share ownership plans as part of black economic empowerment’, and
Justice Malala (journalist and political commentator) on ‘Broad-based black economic empowerment challenges in South Africa’. The speakers brought an external and sometimes controversial approach to the matter.
Women in mining
Across the world, women have typically been excluded from participating in mining operations, through legislative and customary constraints. AngloGold Ashanti recognises that women have an equal right to participate in mining as a career and has put plans in place in those countries where it has been necessary to ensure the attraction, retention, training, development and promotion of women. In South Africa and Australia, such programmes and reporting on targets and progress are required by law.
It is the company’s policy to ensure parity between the wages and conditions of service for men and women.
Currently, however, the number of women in mining is still relatively low and tends to be limited to administrative and advisory positions. The ratio between the basic salary of men to women by employment category is therefore not collated.
Progress on the programmes implemented can be reported for the year under review.
Across the group, women made up 14% of top senior and middle management. In 2007, this figure was reported under top and senior management; and professional staff the percentages were 9%, 13% and 9%, respectively.
This equated to 18.60% in South Africa, 10.7% in Brazil and 31% in Australia. Women make up 9% of all permanent employees (2007:8.6%). This figure was 9.75% in South Africa, 7% in Brazil and 20% in
Australia. In South Africa, the total percentage of women within the mining discipline was 4.14%
(961 women out of a total mining workforce of 23,188). In South Africa, the definition of top, senior and middle management relates to Paterson Bands F, E and D, respectively.
Programmes are in place to promote women in mining, as set out below.
•
Proactive programmes are in place in South Africa to attract, train, develop and retain women in mining.
See the box below for further details, or the Country Reports or the Social and Labour Plan Reports at
www.aga-reports.com.
Employment
Iduapriem, Ghana

Report of Society 2008

Moab Khotsong, South Africa
•
While Argentinian legislation requires that all employees and prospective employees are treated equally, there is no specific requirement to develop women in mining. Nonetheless, Cerro Vanguardia has taken the initiative in attracting women to the company. However, this process is hampered by high turnover levels attributed to the long distance between the mine and at place at which employees live and the long shift hours which deters mothers from working on-mine.
•
Efforts to increase the focus on developing women in mining have been made and plans communicated to all operations. Six women are operating equipment at Serra Grande, and similarly, eight women at Brasil
Mineração.
Meeting gender targets in South Africa
In South Africa in particular, the planning for and implementation of recruitment and advancement programmes for women is a requirement of the MPRDA, and the company reports annually to the DME on both targets set and progress made. While progress is being made in this regard, the target set by the Mining
Charter – that 10% of all posts must be held by women by 2009 – is a challenging one. Progress made against targets prepared by the company is illustrated in the table and graph below.
Gender statistics – South Africa, as at 31 December
2005
2006
2007
2008
2009 (target)
Target
Actual
% of all employees who are women 6.9% 8.2% 9.1% 12.3% 9.75% 14.4%
% of women directly involved in mining 1.06% 2.28% 3.16% 10% 4.14% 10%
% of top management who are women 10% 16.7% 13.3% 6.2% 10% 6.7%
% of senior management who
are women
7.9% 8.1% 8.9% 12.8% 10.64% 13.0%
Top management = Paterson F Band; senior management = Paterson E Band;
professionally qualified = Paterson D Band.

Report to Society 2008

Women in management
% Women
% Women
in the company
in management
Corporate office
Corporate office
37
34
Argentina
Cerro Vanguardia
7
16
Australia
Perth office
40
50.0
Sunrise Dam
20
23
Tropicana
24.1
20.0
Brazil
AGA Mineração
7.6
14.1
Serra Grande
3.5
0
Colombia
Exploration
35.4
26.9
DRC
Exploration
12.5
9
Ghana
Iduapriem
5
0
Obuasi
3.3
0
Guinea
Siguiri
7
7.9
Mali
Morila
4
3
Sadiola and Yatela
2.4
0
South Africa
Tau Lekoa
6.7
3.0
TauTona
4.1
5.6
Kopanang
6.8
5.4
Mponeng
6.5
16.7
Great Noligwa
3.7
2.9
Savuka
6.5
18.2
Namibia
Navachab
9.2
12
Tanzania
Geita
7
9
USA
CC&V
15
1
Group
9
14
OBJECTIVES FOR 2009
•
Entrenching company values through employee participation in determining behaviours which support values.
•
Finalisation of design of HR model called the System for the Management of People (SMP). The following sub-systems with associated IT systems will be implemented across the global operations over the next three years:
•
Organisational design (structuring role
•
Talent pool development
accountabilities, functional alignment)
•
Education and training
•
Human resources planning
•
Remuneration and conditions of employment
•
Recruitment, selection, induction
•
Design of sub-systems will be based
•
Performance management
on requisite organisation principles.
•
Centralisation of HR policy development to ensure alignment and focus on delivering AngloGold Ashanti‘s strategy.
•
Delivering a transformation model and its execution to ensure that our licences to mine are maintained across the globe.
•
Within the South African context, participating in the Mining Charter review and influencing outcomes.
Employment
Sunrise Dam, Australia
Corporate Office, South Africa

Report to Society 2008

CASE STUDIES:
Case studies describing some of the challenges that the group faces, and how these are addressed may be found in this report (on page 186), on the Report to Society website at.www.aga-reports.com, or at the specific urls listed below.
GROUP
Managing talent using the requisite organisation model
As part of its strategy to position AngloGold Ashanti as the leading mining company, the global Human
Resources team is in the process of establishing a talent pool development system that will ensure that
AngloGold Ashanti has the available talent necessary to deliver on its strategic objectives and at the same time allows every individual to contribute to his/her full capability. An important aspect of this system is that it is a sub-system of a comprehensive human resources system, the System for the Management of People.
See case study at www.aga-reports.com/08/requisite-model.com.
Reviewing our approach to industrial relations
AngloGold Ashanti is committed to upholding basic human and labour rights as enshrined in various international instruments, which have as their core principles the right to organise, freedom of association and the right to collective bargaining. A commitment to these rights is also guaranteed by South African legislation and the constitution, as well as through the laws and regulation of most of the countries in which the company operates. See case study at www.aga-reports.com/08/collective-bargaining.htm.
BRAZIL
Keeping a finger on the pulse in Brazil
Communication between management and employees is part of normal good business practice, but, in
AngloGold Ashanti’s operations in Brazil, a more formal dimension has been added. Regular climate audits are conducted to test employee perception on a variety of topics. The survey was first carried out in October 2006, and repeated in October 2008. See case study at www.aga-reports.com/08/Brazil-survey.htm.
SOUTH AFRICA
Grappling with South Africa’s employment equity challenges
AngloGold Ashanti’s employment equity programme is a critical feature of human resources management in the company’s South Africa-based business units. The legacy of apartheid in South Africa remains a significant challenge to the integration and incorporation of previously marginalised groups into the economic hub of the commercial organisation, particularly in leadership and management. This case study discusses some of the issues and challenges faced, and the way in which the company is dealing with them. See case study
www.aga-reports.com/08/employment-equity.htm.
Preserving jobs at Great Noligwa Mine
For many years a major contributor to the group, Great Noligwa’s production has declined in recent years, as has its grade. This declining production profile has been accompanied by a corresponding decrease in employee complement. This reduction has been achieved largely through natural attrition, transfers to sister mines or voluntary retrenchment. This case study discusses the measures adopted by the mine to preserve jobs. See case study at www.aga-reports.com/08/GreatNoligwa-jobs.htm.
GHANA
Update on collective bargaining in Ghana
AngloGold Ashanti’s philosophy as an employer includes a strong belief in employees’ right to freedom of association, right to organise and a robust collective bargaining process, in line with its commitment to upholding basic human and labour rights. In South Africa, this approach has developed over many years of interaction with organised labour and the same approach is also beginning to bear fruit in Ghana, where the company employs the largest number of people after South Africa. See case study at www.aga-
reports.com/Ghana-labour.htm.

Report to Society 2008

114
Key developments
114
Renewing our vision, mission and values
114
The year in review
117   Objectives for 2009
117
Case studies
Human
rights

Report to Society 2008

Report to Society 2008

KEY DEVELOPMENTS
•
A Vice President for Global Security appointed.
•
Global security review undertaken to develop a framework for the management of security issues in line with Voluntary
Principles on Security and Human Rights.
•
Escalating tension between the company and artisanal and small-scale miners (ASM), and illegal miners. A number of incidents reported during the year, three involving shootings.
•
Significant human rights issues reported.
RENEWING THE VISION, MISSION AND VALUES
During the year, AngloGold Ashanti reviewed its mission and vision in line with the group’s corporate strategy, and renewed its values statements. With respect to human rights, the group has explicitly stated in a key value that:
We treat each other with dignity and respect
We believe that individuals who are treated with respect and who are entrusted to take responsibility, respond accordingly and give of their best. We seek to preserve people's dignity and their sense of self-
worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
THE YEAR IN REVIEW
Respect for human rights is a key principle in many of the policies and practices that are integral to the group’s sustainability efforts, and are entrenched in the constitutions and legislation of many of the countries in which the group operates. Oversight and implementation of various practices in this area are largely the function of line managers as they are the direct interface between the company and employees and the company and communities. Human rights cut across a range of disciplines, from safety and health, community and environment, to human resources, ethics and governance. While certain human rights issues are dealt with in various other sections of this report, for the sake of completeness and convenience, all human rights issues are grouped together in this section. References are provided to indicate where particular matters have been discussed elsewhere in this report.
The group continues to support both the UN Global Compact and the Voluntary Principles on Security and
Human Rights. A major development during the year was the appointment of a Vice President for Global
Security, with a specific remit to ensure that all security operations and practices take due cognisance of human rights. This appointment followed a comprehensive review of global security operations, which is discussed more fully below. See the case study on page 212 of this report or at www.aga-reports.com/08/security-
review.htm. Human rights issues are considered when screening all major suppliers and contractors, and in evaluating all new investments.
Fundamental human rights conventions
Certain human rights conventions, including those relating to freedom of association and collective bargaining, are entrenched in South African legislation and the constitution, as well as in laws and regulations in the countries in which AngloGold Ashanti operates. The group is committed to upholding the basic labour rights captured in the Fundamental Rights Conventions of the International Labour Organisation (ILO). Specifically, it
seeks to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour and implementing these practices through country, operation and shaft level recognition and collective bargaining agreements, and through disciplinary, grievance and non-discrimination agreements and codes. No breaches of fundamental rights were alleged, nor were any charges brought against the company in connection with these during the year. No operations are deemed to be at specific risk in this regard.
Human
rights

Report to Society 2008

Freedom of association and collective bargaining
Freedom of association is recognised as a fundamental right within the group, and collective bargaining is encouraged. With the exception of Australia and the United States, where collective bargaining is not common in the resources sector, collective bargaining structures are in place at all operations. During the year the group has reviewed and recommitted to collective bargaining and this discussion is contained in the case study: The way forward for collective bargaining for AngloGold Ashanti, at www.aga-reports.com /08/collective-bargaining.htm.
A concerted effort was made to embed a robust collective bargaining structure in the group’s operations in
Ghana, where a wage settlement for certain levels of employees was reached without external involvement during the year. See the case study: Update on collective bargaining in Ghana, at www.aga-
reports.com/08/collective-bargaining-Ghana.htm.
Around 86% of the group’s workforce is represented by recognised trade unions or provided for by way of collective bargaining processes. In the United States and Australia, a high degree of employee participation is encouraged. Further details on the group’s collective bargaining processes and significant strikes and work stoppages may be found in the Employment section on page 88 of this report.
Discrimination and harassment
All forms of discrimination, including racial and sexual harassment and discrimination against the disabled, are prohibited by the company’s business principles as well as by legislation in most of the countries where our operations are situated. Policies are in place at all operations to protect employees from prejudice and, in some countries, to promote the advancement of certain groups of employees. Specifically in countries in Africa and in Australia the rights and promotion of indigenous peoples, the historically disadvantaged and women are provided for in law and adopted and followed by the company. No significant cases of discrimination (that is alleged and subsequently, found to be of substance with disciplinary actions necessary) were reported during the year. Further details may be found in the Employment section of this report, on page 88. A whistle-blowing process is available to all employees across the group and among issues raised and investigated as part of this process, are those relating to human rights. See page 50 in the Ethics and Governance section.
Security and human rights
The group continues to support both the UN Global Compact and the Voluntary Principles on Security and
Human Rights, and has submitted its annual report on compliance, which is available at www.aga-
reports.com/08/VPHR-response.htm. A major development during the year was appointment of a Vice
President for Global Security, with a specific remit to ensure that all security operations and practices take due cognisance of human rights. This appointment followed a comprehensive review of global security operations.
Siguiri, Guinea

Report to Society 2008

A feature of the industry and the regions within which the company operates is the need to conduct appropriate threat and risk assessments and to deal with these in the most effective manner. In Colombia, the DRC and
Guinea, the potential threat to company assets and personnel is such that state military and police units provide security services to the company on a near-permanent basis. Furthermore, during 2008, a police contingent provided support to the company’s own security staff and they were further supported in November by the deployment of a military platoon at the Obuasi mine in Ghana. This was in response to rising risks to our people and assets by aggressive illegal miners. See the discussion on page 138 in the Community section of this report for further details. Such security arrangements are common in these countries and the engagement and payment of security forces are undertaken in a transparent manner. The company maintains close contact with the military in these regions and is working to ensure the implementation and enforcement of practices in line with the Voluntary Principles.
Human rights training
Human rights training – for security personnel in particular – has been initiated at all operations where this is required. It is estimated that 75% of the group’s security personnel have received human rights training.
Workshops to bring the discipline in alignment with new group policies will be held in Johannesburg and
Bogotá in early 2009.
Investments and contractors
AngloGold Ashanti is aware that the human rights performance by its network of suppliers and contractors may have a significant impact on the communities in which they operate. Where it is appropriate, specific human rights clauses are included in significant contracts (including collective bargaining and other labour conventions). Particularly in respect of security contractors, a review process was undertaken during the year:
significant security contractors (including military and police services) are screened for potential human rights abuses and that the group’s policies, practices and training requirements have been formally extended to them.
See discussion below on the implementation of the Voluntary Principles. Respect for human rights is considered as part of the due diligence into all new investments by the company.
Significant issues
A number of significant community issues were reported during the year, and are discussed in the Community section of this report. Increasingly, AngloGold Ashanti is experiencing greater levels of tension between the company and both artisanal and small scale miners and illegal miners at Obuasi in Ghana, Siguiri in Guinea and
Geita in Tanzania, and this has necessitated the use of force by security personnel in fulfilling their duties. In line with AngloGold Ashanti’s commitment to the Voluntary Principles, the company advocates minimum force by its own, contracted and state security staff.
Three specific incidents occurred relating to shootings, two at Obuasi and one at Geita. The two incidents at Obuasi were as a result of warning shots being fired by policemen; at Geita, a guard reacted to an attack by armed intruders.
Investigations were undertaken in respect of all three incidents, and these found that all three individuals had acted with justifiable use of force. Those they acted against were charged with engaging in illegal mining and theft.
Human
rights
Iduapriem, Ghana

Report to Society 2008

It must be reported that 28 people lost their lives on company property during the year in incidents unrelated to the company’s own mining activities:
•
five people engaged in illegal mining at the company’s underground operations at Obuasi died in three separate fall of ground incidents;
•
22 artisanal miners died at Siguiri’s open-pit operations in eight separate fall of ground incidents; and
•
a suspected diesel thief, who was trespassing on company property, died at Geita in an accident involving a load haul truck.
A number of instances of labour and community unrest were reported during the year, one at Obuasi, one at
Siguiri, one at Sadiola in Mali and nine at the South African operations. There were no incidents associated with these events. The company’s security personnel were vigilant during the wave of xenophobic attacks on non-
South African nationals during the year. No incidents were recorded.
Of great concern to the company is the increasing level of violence perpetrated against AngloGold Ashanti security personnel, with five serious incidents recorded during the year – three at Obuasi, one at Siguiri and one at Geita. Liaison with communities, private and public security forces, and the judiciary is continuing in an effort to address this criminal activity.
OBJECTIVES FOR 2009
•
Develop the AngloGold Ashanti global framework for collective bargaining, further embed these processes in Ghana.
•
Fully embed the functioning of the new Security Department, and appoint the requisite staff.
•
Roll out new policies and practices for the new security discipline, and undertake training among security personnel in respect of the Voluntary Principles.
CASE STUDIES
Case studies describing some of the challenges the group faces, and how these are addressed may be found in this report
(on page 184), on the Report to Society website at www.aga-reports.com, or at the specific urls listed below.
Improving security practice in line with the Voluntary Principles on Security and Human Rights
Securing its assets and ensuring the safety of its employees is not only a right of the company, but a clear responsibility – to employees, to their communities, to shareholders and to the countries that have entrusted the exploitation of their natural wealth to AngloGold Ashanti. The traditional approach to security in most mining companies focuses specifically on securing assets, particularly as the product reaches further down the processing, smelting and refining end of the process stream, and as its value increases exponentially.
Increasingly in recent years and in various locations, the security of people and non-product related assets has also become important. This case study documents the development and implementation of a group security strategy, in line with the Voluntary Principles on Security and Human Rights. See case study on page 210, or at www.aga-reports.com/08/security&human-rights.htm.
Reviewing our approach to industrial relations
AngloGold Ashanti is committed to upholding basic human and labour rights as enshrined in various international instruments, which have as their core principles the right to organise, freedom of association and the right to collective bargaining. A commitment to these rights is also guaranteed by South African legislation and the constitution, as well as through the laws and regulation of most of the countries in which the company operates. In South Africa, the company has developed a robust philosophy and approach through its many years of practical interaction with organised labour. This case study discusses the current review of the group’s approach to industrial relations. See case study at www.aga-reports.com/08/collective-bargaining.htm.

Report to Society 2008

HIV & AIDS
120
Key developments
120
Renewing the vision, mission and values
120
The year in review
129   Objectives 2009
129
Case studies
HIV
& AIDS

Report to Society 2008

Report to Society 2008

KEY DEVELOPMENTS
•
Improving health care outcomes of HIV prevention and treatment programmes.
•
Success in VCT programme sustained – 33,589 VCT encounters in South Africa in 2008, where the pandemic is at its most critical.
•
ART programme continues to deliver success. A total of 1,933 people on ART in South Africa.
•
Study on economic impact of AIDS at South African operations completed.
RENEWING THE VISION, MISSION AND VALUES
AngloGold Ashanti’s values, as reviewed and redefined in 2008, are underpinned by the philosophy that ‘People are our business ... our business is people’. Giving life to this are the business principles related to the group’s labour practices, which include the group’s commitment to ‘prompt and supportive action in response to any major health threats in the regions in which we operate’. AngloGold Ashanti’s programmes in response to
HIV & AIDS and malaria are natural consequences of these.
For further information on the development and implementation of these values, see the case study: Renewing our commitment to doing things the right way, at www.aga-reports.com/08/renew-values.htm.
THE YEAR IN REVIEW
Management systems and accountability
The management of HIV & AIDS is undertaken on a regional and operational basis, with the appropriate level of resources dedicated to the threat posed by the disease. This varies from operation to operation, with the exact nature of the facilities and services provided depending on specific circumstances and requirements.
Further details are provided in the operation- and country-specific reports. (See www.aga-
reports.com/08/Country-reports.htm.)
The pandemic is most severe in southern Africa, with the highest levels of prevalence estimated at the
South African operations. Other countries where HIV & AIDS is of concern are Namibia, Tanzania, Guinea and, to a lesser extent, Ghana and Mali.
AngloGold Ashanti’s response to HIV & AIDS is underpinned by the Board-approved HIV & AIDS policy and, in
South Africa, is supported by an HIV & AIDS agreement between the company and various unions. Arrangements at an operational level frequently provide for joint management and union HIV & AIDS committees that oversee the development and implementation of mine-based programmes.
In many countries, HIV & AIDS-related regulations and policies are in place at a national level and the company acts in accordance with these. Where possible, the company works within government frameworks and structures to try and make its own programmes as relevant, accessible and sustainable as possible. In Ghana, for instance, the government has issued national guidelines for HIV & AIDS programmes. The company hospital at Obuasi is a key location in the government’s regional campaign because, since 2006, it has been a registered site of the treatment acceleration scale-up programme (TAP). TAP is a joint World Bank, African Union and
Economic Commission of Africa programme that has been implemented in Ghana.
In South Africa, oversight and implementation of the HIV & AIDS programmes are undertaken by AngloGold
Ashanti Health, a wholly owned subsidiary of AngloGold Ashanti, in association with the business units and their
HIV & AIDS committees.
HIV & AIDS performance statistics are reported to the Southern Africa Division executive on a monthly basis and to the Safety, Health and Sustainable Development Committee of the Board every quarter. The issues are also considered during the company’s risk management process.
& AIDS
HIV

Report to Society 2008

In South Africa, high HIV levels in conjunction with exposure to silica dust, exacerbates the tuberculosis (TB)
challenge, and management systems are in place to address the diseases in a holistic way. See the discussion on TB and silicosis in the Safety and health section on page 85.
While AngloGold Ashanti recognises that HIV & AIDS continues to have a major impact on employees and the company, it also believes that this impact can be managed. The provision of anti-retroviral therapy (ART), along with the comprehensive prevention and treatment campaigns, has meant that mortality rates have declined, while absenteeism remained stable.
At the other African operations, the management of HIV & AIDS, particularly, the drive for everyone to know their status, is also led by the HIV & AIDS committees. Unions are strongly represented on these committees and the programmes have proved to be highly successful when senior management has been seen to be involved. The programmes in place are aimed at both permanent employees and contractors, and frequently extend to dependants and community members.
Where appropriate, the company works closely with non-governmental organisations (NGOs), which are well placed to offer a comprehensive, integrated and sustainable service to both employees and local communities.
One such NGO is the American Medical Research Foundation (Amref) operating near the Geita mine in
Tanzania. AngloGold Ashanti provides financial and other support to Amref, and meets regularly with the NGO, which in turn provides a wide range of HIV & AIDS counselling, testing and support services as part of a broader health programme to Geita employees and contractors, their dependants, and community members. Women at high risk are a particular area of focus.
Prevalence estimates
In general, the estimated prevalence levels at AngloGold Ashanti’s operations are in line with those segments the general population that are demographically similar (that is, those portions consisting largely of males of working age).
It is estimated that the HIV & AIDS prevalence level among employees at the South African operations has continued to remain stable at around 30% of the workforce. Early actuarial modelling had indicated a gradual rise in prevalence levels to a peak of 30% in 2004, declining marginally to 29% in 2008. It is anticipated, however, that the provision of ART is likely to have the effect of increasing prevalence levels by extending the productive lives within HIV-positive employees.
Vaal River, South Africa

Report to Society 2008

Prevalence levels are estimated at around 8% at Navachab in Namibia; at around 6% for men and 10% for women
(based on Amref estimates) in Geita town in Tanzania. Prevalence levels measured 1% at Sadiola and Yatela, and
Morila in Mali; at Iduapriem, prevalence at the mine was 1.4%, and 3.3% in the Wasa West district (now incorporated in the municipal area). Prevalence measured 5% at Obuasi; and 6% in the region around Siguiri in Guinea.
AngloGold Ashanti’s HIV & AIDS programme
The group’s HIV & AIDS programme aims to:
•
minimise the risk of HIV & AIDS to its employees and the company by reducing, and ultimately, eliminating new infections;
•
efficiently manage and treat those infected; and
•
support those who are AIDS-ill.
Consequently, AngloGold Ashanti’s programmes typically comprise three components:
•
first, the prevention of HIV, through various workplace initiatives, including education and training, and voluntary counselling and testing (VCT);
•
treatment programmes, which comprise the clinical care of those infected, preferably through early referrals from the VCT programme into the wellness programmes, which includes the use of ART where this is indicated; and
•
support for the AIDS-ill, who may leave the employ of the company and require palliative care, includes support for various community initiatives. See the case study: Investing in home-based care for Carletonville’s
HIV and AIDS patients, at www.aga-reports.com/08/CHBC-project.htm.
Prevention
Education, combined with VCT, forms the cornerstone of all HIV & AIDS programmes. Both are available at all affected operations at no cost to employees.
Extensive education and awareness programmes are aimed at developing and promoting an awareness of
HIV & AIDS and its consequences, as well as an understanding of its symptoms and treatment. This understanding will enable safer sexual practices, earlier access to care if needed, and will reduce and ultimately eliminate the stigma associated with the disease. Specific training programmes cover topics that include:
•
the group HIV & AIDS policy;
•
methods of transmission, including links to other sexually transmitted infections; and
•
safer sex and condom usage.
These programmes involve working alongside HIV-positive employees and include sharing information about the medication used.
HIV
& AIDS
Hermien Saayman
Security Supervisor, Rand Refinery Asset Protection, South Africa
“I revel in being the custodian of safety and protection of the
Rand Refinery’s property and its people.”

Report to Society 2008

Peer educators are employees who have received special training to educate and counsel fellow employees, in addition to their normal work responsibilities. They play an important role in education and training programmes. It is the company’s intention to have a ratio of one peer educator for every 50 employees. During 2008, 125 new peer educators were trained at the South African operations, bringing the total trained over the three-year period from
2005 to 2008 to 749, giving a ratio of 1:46. It is the company’s intention to recruit and train additional peer educators in 2009. The ratio at Geita, which has an active peer educator programme, is 1:60.
Training material linked to HIV & AIDS is provided in a variety of languages and media to ensure that all employees are reached. At the Siguiri mine in Guinea, for example, extensive outreach campaigns are undertaken in local villages and make use of the local radio station, Siguiri fm. Condoms are freely available to employees.
VCT needs survey at Geita directs programme
A survey of the Geita workforce aimed at understanding the needs of employees regarding VCT and, in particular, at trying to understand how to improve VCT, was undertaken between 20 and 30 May 2008. The survey found that several factors hindered the uptake of VCT, including:
•
the residual stigma about the disease and a fear of discrimination (by peers);
•
concerns about security of employment should test results be positive;
•
a lack of understanding (and indeed permission) from supervisors in allowing time off to attend VCT;
•
perceived lack of confidentiality; and
•
inconvenient timing of VCT (not long enough and only during shifts).
Suggested improvements were tabled and many of these have now been implemented. A VCT outreach campaign was undertaken in November 2008 as a follow-up to the survey. (Outreach campaigns also took place in November
2007 and February 2008). Heads of departments, the workers representatives’
council, peer counsellors and mineworkers were briefed thoroughly in advance and encouraged to participate. A key outcome of these initiatives was a 97%
VCT uptake of the workforce, assuming single testing.
VCT is undertaken in a strictly controlled, confidential environment that provides pre- and post-test counselling, and advice on further treatment options. Confidentiality and commitment to the fair treatment of individuals are enshrined within group policy and, in South Africa, in operation-level agreements with unions.
AngloGold Ashanti HIV & AIDS programmes – African operations*
Employees
Employees’ families
Community members
Education and training
Yes
Yes
Yes
Counselling
Yes
Yes
Yes
Prevention (risk control)
Yes
Yes
Yes
Treatment
Yes
No
No
* Note that there are variations in the programmes from mine to mine, depending on the risk of the disease, the needs of the communities and the facilities available in the communities.
Given that knowing one’s status is the key to treatment, a great deal of emphasis is placed on VCT, and some successes were recorded during the year as underlined below.
•
In South Africa, 33,589 VCT encounters were recorded during the year (2007: 33,435) and, assuming single testing, this indicates that around 99% of the South African workforce was tested during the year (2007:
102%). Some employees tested more than once – it is known that 32% had two or more tests. Of the 68%
who had single tests, 14% were HIV-positive and 86% HIV-negative.
•
VCT targets have become an important part of performance management at senior levels and the various
Vaal River, South Africa

Report to Society 2008

mine-based campaigns offer incentives to employees to participate. It is envisaged that in the future, with increasing levels of HIV education and awareness, the need for mass campaigns and incentivisation for testing will decrease.
•
At Iduapriem in Ghana, 254 employees out of 356 who have participated in the VCT programme, were counselled and tested at least once. This represented 71% coverage in 2008. Contract employees –
numbering 630 – also participated in VCT in 2008.
•
At Obuasi in Ghana, 30% of those who participated in the VCT programme tested positive. This programme is small at present and this high prevalence level is not a true reflection of the level prevailing in the community, but more an indication that the AIDS-ill are presenting for VCT very late in the course of the disease. A number of initiatives were undertaken to increase VCT uptake, including the provision of VCT for community members at churches.
•
At Geita in Tanzania, 2,265 employees and 5,132 community members participated in VCT during the year.
(See box on page 123).
•
At Siguiri in Guinea, almost a third of all employees on site underwent VCT during the year (1,019), with 4.2%
being positive.
•
At Navachab in Namibia, 96 employees participated in VCT, with all (100%) testing negative.
•
At Sadiola and Yatela in Mali, data collection of VCT encounters only began in the latter part of the year. Of those known to have been tested, (2.5%) were HIV-positive.
Wellness programme
As VCT programme attendances recorded some success, so a corresponding rise in participation in wellness programmes was achieved at some operations, as those who tested positive were persuaded to understand and manage their health.
Wellness programmes vary from operation to operation but typically involve regular counselling by professional health care providers, monitoring and evaluation of an individual’s health, and advice, treatment and support regarding nutrition and the treatment of opportunistic infections.
•
At the end of December 2008, there were cumulatively 5,432 participants registered on the wellness programme in South Africa (2007: 4,610 ), with 822 people having joined the programme for the first time during the year (2007: 1,182).
•
At Sadiola and Yatela in Mali, medical care for those infected is provided by the mine’s medical services.
•
At Geita in Tanzania, 26 employees participated in the wellness programme, with all 26 being provided with
ART through the Geita government hospital. Geita, along with other mining companies, was instrumental in helping to bring government-funded ART to the local hospital.
HIV
& AIDS
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
VCT attendance in
South Africa 2004 to 2008
06 05 04 07 08
33,589
33,435
23,389
10,219
4,071
Aurum, South Africa

Report to Society 2008

•
At Obuasi in Ghana, 150 people are now registered on the company’s wellness programme, with
55 people on ART.
•
At Siguiri in Guinea, the wellness programme is run in conjunction with the local government hospital.
•
Bringing ART in-house at Siguiri
The construction and equipping of a new hospital for employees and dependants at Siguiri mine in Guinea will result in major improvements in the provision of health care and occupational health in the region. The benefits will extend to the HIV & AIDS programmes.
Currently, employees who are HIV-positive and who are candidates for
ART have to make a 800-kilometre road trip to the capital, Conakry, to have their CD4 counts tested. By early 2009, this facility will be on site at the Koron Clinic, making the entire process more accessible and cost effective. It is expected that this will boost VCT and ART uptake even further. In 2008, there were 18 new employees and five new dependants enrolled on the ART programme, bringing the total ART uptake to 32 and five, respectively. There were no defaulters during the year.
Anti-retroviral therapy
ART is available to all employees at the African operations either directly from company facilities (South
African operations, Navachab in Namibia, Obuasi in Ghana, Siguiri in Guinea), through company sponsored or funded facilities (Iduapriem in Ghana, Geita in Tanzania, and Morila in Mali) or through state facilities
(Sadiola and Yatela in Mali).
In South Africa, at the end of December 2008, a cumulative net total of 1,933 employees (2007: 2,061) at
West Wits and Vaal River were being provided with ART through AngloGold Ashanti Health. A number of patients previously receiving ART withdrew from the programme for a variety of reasons, including poor adherence to the regimen, retirement, resignation and death. While ART is provided by the state, efforts are made to support the transition by former employees on ART to state-run facilities. See the case study:
Increased ART uptake at TauTona, at www.aga-reports.com/08/ART-TauTona.htm.
Leaving the company
In 2008, a total of 1,167 employees left the employment of the company in South Africa as a result of ill health
(2007: 942 in South Africa). Although not all of these separations were as a result of AIDS, it is likely that this was the reason behind most of the ill-health formal medical separations in South Africa.
A Medically Affected Employees Policy (MAEP) is in place to deal with employees who are found to be medically unfit for their current occupations. As a preference, alternative vacancies are sought, failing which the services of employees may be terminated. Employees have a right to representation in this process. To deal specifically with this sensitive issue, business units in South Africa have formed Business Unit Medically Affected
Committees, which function jointly with the unions and deal with the assessment of medical incapacity.
It is estimated that 291 people died because of illness (and injury) while in the service of the company in South
Africa in 2008 (2007: 285 people due to illness), with AIDS being one of the main causes of these deaths. The death rate due to illness, together with other indications of health care outcomes, has declined consistently following the company’s administration of ART. (Statistics related to deaths in service for operations outside of
South Africa are not disclosed for reasons of confidentiality as the numbers are low.)

Report to Society 2008
total number of people on the wellness programme remained at three, all of whom are on ART.
At Navachab in Namibia, no employees were found to have newly-diagnosed HIV during the year, so the

Cost of the HIV & AIDS programme
The cost to the company of HIV & AIDS is multi-faceted and complex, and involves an analysis and assessment of the costs related to absenteeism, lost productivity, skills loss, recruitment and training, insurance, sick leave, disability and ill health in the workplace, early retirement and in-service death benefits, medical aid contributions, and post-retirement liabilities.
Total expenditure on the company’s HIV & AIDS treatment programme in South Africa (excluding mine-based costs) amounted to approximately R21.36 million by December 2008. This relates primarily to VCT and wellness programmes and includes the provision of ART. The estimated total cost of providing ART in South Africa is around R1,200 per employee per month, and includes a drug cost of some R400 per employee per month.
Mine-based cost of HIV & AIDS programme
$
Ghana
Iduapriem 46,140
Obuasi *
Guinea
Siguiri 101,645
Mali
Sadiola and Yatela 16,097
Namibia
Navachab 1,1000
South Africa
Mponeng 16,937
Kopanang 21,935
Great Noligwa 6,777
Tau Lekoa 4,778
Moab Khotsong 152
TauTona 2,987
Savuka 15,939
Tanzania
Geita 71,818
This table excludes cost related to AngloGold Ashanti Health Services (outlined in the preceding paragraph) and includes the period up to
December 2008.
* HIV & AIDS expenditure is not recorded separately at Obuasi and therefore cannot be reported.
A unique model of the impact of HIV on AngloGold Ashanti was developed by the Aurum Institute for Health
Research in conjunction with the London School of Hygiene and Tropical Medicine. In addition, a study was commissioned on the cost-benefits of the ART programme to AngloGold Ashanti. (See box on following page).
HIV
& AIDS
0
1,000
2,000
3,000
4,000
5,000
6,000
Wellness clinic participation in
South Africa (cumulative total) –
2004 to 2008
06
05
04
07
08
5,432
4,610
3,354
3,254
834
Navachab, Namibia

Report to Society 2008

The economic Impact of HIV & AIDS
When AngloGold Ashanti first introduced its ART programme, its rationale was a humanitarian one, with the hope that an economic benefit would follow While the medical and economic benefits of
ART have become increasingly evident, a recently completed study by the Aurum Institute for Health Research and the London School
of Hygiene and Tropical Medicine evaluated, and quantified where possible, the economic effects of HIV & AIDS on AngloGold Ashanti.
This study, which began in 2003, incorporated a cost-benefit analysis of the ART programme to AngloGold Ashanti and
considered variables such as capital expenditure and management time, changes in the use of health care facilities, staff turnover, absenteeism and productivity.
In terms of the impact of HIV & AIDS on AngloGold Ashanti, study results indicate that the overall company prevalence rate of HIV
& AIDS should peak at around 30% and that the total economic impact of the disease is estimated to be around 7% to 8% of payroll.
The main contributors to the economic cost of the disease are increased levels of absenteeism and reduced productivity while at work, increased benefit payments and medical expenses (excluding that of the ART programme). The cost of providing ART comprises just 6% of the overall economic cost of HIV & AIDS to AngloGold
Ashanti.
The study also indicated that, at an individual level, a direct benefit of the ART programme was the increase in the number of HIV-
positive employees with higher CD4 counts, which results in better overall health and an improved outlook for survival.
The steady decline in the cost of ART was confirmed, driven by reduced drug prices and increasing economies of scale as more employees take up ART. On a cost per employee level, a net annual benefit of R4,000 to R12,000 per person enrolled on the ART
programme is achieved through reduced absenteeism and savings in health care. At a company level, the benefits of the investment were less than initially anticipated. They were, however, in line with those of the management of chronic diseases, such as
hypertension, coronary artery disease and occupational lung
diseases, in the workplace.
Some of the more indirect benefits resulting from the provision of
ART were difficult to quantify or were outside AngloGold Ashanti’s immediate sphere of influence. These included the patients’
Geita, Tanzania
West Wits, South Africa
Siguiri, Ghana

Report to Society 2008
greater use of the health care facilities.
people on ART are still not as healthy as HIV-negative employees and they experience higher than average levels of absenteeism and longer and, assuming no reduction of the incidence of new infection, caution. With the provision of ART, HIV-positive employees live
These encouraging results should, however, be regarded with some prevalence of the disease will increase. Furthermore, HIV-positive

HIV
& AIDS
Mike Erasmus
Lamproom supervisor at Moab Khotsong, South Africa
“I work in a service environment therefore the values are very important to me to define how I interact with my colleagues.
The values determine the standard of professionalism required in my work plan.”
improved quality of life and the better economic circumstances of their families as employees continued to hold down their jobs, improved worker morale (in particular of those providing health care services), more predictable absenteeism, and a reduced burden on a struggling public health care system.
The Aurum Annual Report concludes that at the level of an individual patient retained on ART there are definite cost savings with reductions in mortality, hospital admissions, absenteeism and benefit payments. However, the relationship between individual patient costs and savings and the overall economic benefit at a company level is more complex. On ART, patients get better and live longer, effectively increasing the prevalence of the disease. They survive with higher than average absenteeism and higher than average medical costs.
The full economic benefit of the ART programme to the company is constrained by the extent to which employees register for and remain on it, which in turn is a function of the willingness of employees to undergo
HIV testing. This emphasises the importance of the VCT programme which feeds into the ART programme.
Community-based programmes
AngloGold Ashanti supports community-based HIV & AIDS programmes, directly and indirectly, both financially and in kind. In southern Africa, this support is provided directly by the operations, through AngloGold Ashanti’s corporate social investment initiatives and through Teba Development, an organisation that works directly in the communities from which mineworkers are drawn, particularly in rural areas and in countries neighbouring South Africa.
At Geita mine in Tanzania, the Post Test Club (PTC) has been formed to support those who are HIV-positive, and includes both employees and community members. Members of the PTC have been trained by Amref and this group regularly visits AIDS-ill patients to provide simple medication (paracetamol and oral rehydrants), family and individual education on care, and to discuss referrals. The group itself meets once a month. Income-
generating activities have also begun.
Aurum

Report to Society 2008

Home-based care projects and community HIV projects supported in South Africa in 2008
A number of community-based projects were supported during the year.
•
Mothusimpilo conducts prevention campaigns, particularly for high-risk individuals, in the Carletonville area.
•
The Rudo Home-based Care Programme operates in Fochville.
•
The Carletonville Home & Community Based Care Programme is also located in Carletonville. See the case study: Investing in home-based care for Carletonville’s HIV & AIDS patients, at www.aga-
reports.com/08/CHBC-project.htm.
OBJECTIVES FOR 2009
•
To increase VCT uptake at all African operations and to sustain an 80% uptake at all business units in South
Africa
•
To recruit and train additional peer educators to maintain a ratio of one peer educator per 50 employees in-service in South Africa
•
To increase the number of new employees registered at the wellness clinics for the first time
•
To increase the ratio of employees on ART to 90% of those for whom it is clinically indicated.
CASE STUDIES:
Case studies describing some of the challenges that the group faces, and how these are addressed, may be found in this report (page 186), on the Report to Society website at.www.aga-reports.com, or at the specific urls listed below.
SOUTH AFRICA
Increased ART uptake at TauTona
AngloGold Ashanti’s HIV & AIDS wellness programme is reaping the benefits of improvement at the South
African operations. The company’s regional health management practices and policies are guided by
AngloGold Ashanti’s business principle of prompt and supportive action in response to any major health threats in the regions in which it operates. As part of its response to this pandemic, AngloGold Ashanti’s South African
HIV & AIDS programme is comprehensive, as this is where the disease has had its greatest impact and where the company has the greatest number of employees. This case study details the progress made with the roll-
out of the ART programme at TauTona mine. See case study at www.aga-reports.com/08/ART-TauTona.htm.
Supporting the Potchefstroom Hospice
Over the past three years, the AngloGold Ashanti Fund has devoted 17%, 22% and 12%, respectively, of its spending to HIV & AIDS-related projects and the Potchefstroom Hospice is one of the projects the fund has supported. The hospice received a three-year grant of R600,000 for the period from 2004 to 2007, and in
2008, R250,000 was granted towards priority needs. The hospice was established in 1998 for patients suffering from terminal illnesses. On average, the hospice assists 200 patients a month through its adult home-
based care programme in the Ikageng, Potchefstroom, Promosa and Mohadin areas. Two full-time nurses visit patients and families at home, to support and give professional care in pain and symptom management. See case study at www.aga-reports.com/08/Potch-hospice.htm.
Investing in home-based care for Carletonville’s HIV & AIDS patients
AngloGold Ashanti has supported the Carletonville Home and Community-Based Care (CHCBC) since 2001.
CHCBC serves as one of the organisation’s HIV & AIDS support programmes, along with prevention and treatment. See the case study at www.aga-reports.com/08/CHBC.htm.

Report to Society 2008

132
Key developments
132
Renewing the vision, mission and values
132
The year in review
137   Objectives
2009
137
Case studies
Malaria

Report to Society 2008

Report to Society 2008

KEY DEVELOPMENTS
•
Ongoing success of the Obuasi malaria control programme, with the incidence rates continuing to decline for the third consecutive year.
•
Roll out of Obuasi programme to other operations.
RENEWING THE VISION, MISSION AND VALUES
As is the case with HIV & AIDS, AngloGold Ashanti’s response to malaria is underpinned by its commitment to prompt and supportive action in response to any major health threats in the regions in which it operates.
THE YEAR IN REVIEW
Management response
At an operational level, malaria is managed by mine management and the occupational health and health care service professionals contracted to perform these tasks. Given the concentration of malaria in East and West
Africa, a great deal of co-ordination is undertaken between sites located here, with the malaria control team at
Obuasi in Ghana providing specific guidance to the other operations. However, the facilities and programmes provided by the group differ from site to site, depending on specific circumstances and requirements. Further details are provided in the country and operational reports at www.aga-reports.com.
Malaria programme performance and statistics are reported to the regional management of AngloGold Ashanti on a monthly basis and to the Safety, Health and Sustainable Development Committee of the Board every quarter. The issue is also considered during the company’s risk management process.
Not only does the disease result in death, illness and absenteeism among employees, it also is a major cause of death in young children and pregnant women, with an obvious impact on employees’ families and communities.
Malaria
Malaria management, Ghana

Report to Society 2008

AngloGold Ashanti’s malaria programmes and protocols are based on World Health Organisation (WHO)
standards and guidelines. As malaria is something that affects whole communities, and not just employees of the company, a holistic approach must be taken. Regionally, the group is involved with initiatives by government and by non-governmental organisations (NGOs) to combat the disease, and national guidelines are applied and provide the context for the various programmes. Such national guidance includes the Tanzanian National
Guidelines for Malaria Management and, in Mali, the National Policy Against Malaria (published in 2006). The
Obuasi malaria control programme is run in accordance with the Ghana National Malaria Control Plan. The mine works closely with the national programme co-ordinators and the Obuasi Municipal Assembly, and company health management officials give credit for much of the success of the programme as due to this close co-
operation.
Area of concern
Malaria remains an area of concern for AngloGold Ashanti’s operations in Ghana, Guinea, Mali and Tanzania, although employees at South African operations may contract the disease when travelling to their homes in malaria-infected areas in neighbouring states.
Key elements of the malaria control programme are depicted below, and form part of the malaria control programmes at all operations. These components are:
•
information, education and communication, particularly among the communities;
•
vector control, which is essentially the control of mosquitoes through indoor residual spraying and larviciding of breeding areas;
•
early, effective diagnosis and treatment; and
•
surveillance, monitoring and research.
Involving people in malaria initiatives at Iduapriem
At Iduapriem in Ghana, a number of initiatives are in place to involve both employees and community members in a campaign to eradicate the disease. Key to this programme is education and training, with an emphasis on:
•
encouraging good environmental practices, such as desilting gutters and weeding surroundings to reduce the breeding areas for mosquitoes;
•
periodic spraying of homes with insecticide provided by the company;
•
protection from mosquito bites by wearing protective clothing is particularly important and is encouraged among children and pregnant women; and
•
seeking treatment and prophylaxis, and compliance with both.
Sharon Li Green
Accountant, Corporate Office, Johannesburg, South Africa
“I provide accounting services, administer and monitor
corporate costs, and monitor regional expenditures at
AngloGold Ashanti. It is an occupation that requires the
custodian to be accountable to the business. The value that
says, ‘We are accountable for our actions and undertake to
deliver on our commitments’, therefore resonates with me.”

Report to Society 2008

In addition to monitoring the incidence of diagnosed malaria cases, and the number of days lost as a result of the disease, the company has developed a Malaria Lost Time Injury Frequency Rate (MLTIFR). This is
expressed as the number of cases (incidents) of malaria for every million hours worked, and allows the rate to be compared with the conventional LTIFR, which is a commonly used safety measure.
Malaria cases per quarter
Q1
Q2
Q3
Q4
Geita
767
527
164
99
Iduapriem
382
584
472
440
Sadiola and Yatela
14
4
51
147
Siguiri
72
138
322
224
Obuasi
465
836
966
802
Work days lost per quarter as a result of malaria in 2008
Q1
Q2
Q3
Q4
Geita
142
69
24
20
Iduapriem
18
52
32
53
Sadiola and Yatela
15
8
95
293
Siguiri
16
26
108
83
Obuasi
861
1,002
1,026
907
Malaria Lost Time Injury Frequency Rate (MLTIFR) in 2008
Q1
Q2
Q3
Q4
Geita
351
260
67
39
Iduapriem
248
384
338
293
Sadiola and Yatela
2
2
30
80
Siguiri
38
79
185
122
Obuasi
93
168
194
161
Malaria
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Malaria cases at Obuasi,
including employees,
contractors, dependants and
community members
08 07 05
22,976
53,070
79,237
15,798
06
0
10,000
20,000
30,000
40,000
50,000
60,000
Malaria medication costs at
Edwin Cade hospital at Obuasi
(average monthly cost – $)
08 07 05
15,000
26,000
55,000
12,000
06
Obuasi, Ghana
Obuasi, Ghana
Obuasi, Ghana

Report to Society 2008

Comprehensive surveillance and monitoring programme at Obuasi
An extensive integrated malaria control programme is in place at Obuasi, and the lessons learnt here are being applied elsewhere. Malaria rates have declined consistently over the past three years, from 6,700 cases per month in 2005 to 1,128 cases per month in 2008. See the case study: Update on malaria programme at
Obuasi, at www.aga-reports.com/08/malaria-Obuasi.htm.
The vector control programme at Obuasi is the principal component of the programme, and covers the entire
Obuasi municipal area (the mine, the town and surrounding villages). Three primary areas of attention have been identified:
•
indoor residual spraying of all structures in the municipal area (dwellings, offices, schools, businesses, shops and surrounding villages – close on 160,000 structures sprayed twice a year);
•
larvaciding of all temporary and permanent waterbodies to prevent mosquitoes breeding; and
•
distribution of long-lasting impregnated nets (LLINs) to places where there is concentration of people susceptible to the diseases such as maternity and children’s wards in hospitals and local orphanages.
The programme has achieved a high level of acceptance from the community. Surveys undertaken in the region show an increased level of awareness by community members of the causes of malaria, recognition of mosquito breeding sites, and increased understanding of sources of infection.
The mine spent some $1.4 million on the programme during the year and is expected to spend a similar amount in 2009. Based on the success of Obuasi’s Indoor Residual Spraying programme in the Obuasi District, a proposal for funding from the Global Fund to Fight HIV, TB and Malaria ( GFATM) for $133 million, to scale up the Obuasi model to cover 40 districts in Ghana, has been approved. It is envisaged that Obuasi will become part of this new programme, and although AngloGold Ashanti will contribute to the implementation of the
National GFATM programme, a cost reduction is anticipated
As part of the mine’s malaria control programme, a comprehensive malaria control centre has been established at Obuasi. It has a sophisticated malaria information system (MIS) which measures and monitors the progress and quality of the programme. The centre has an insectary and laboratory, built to the specifications of and accredited by the South African National Institute for Communicable Diseases. Here research and surveillance is conducted with regard to vector resistance and insecticide susceptibility, which, in turn, dictates the selection of insecticide for subsequent rounds of spraying. The Noguchi Institute of Ghana collaborates with Obuasi on many of these programmes.
Obuasi, Ghana

Report to Society 2008

Malaria
0
500
1,000
1,500
2,000
2,500
3,000
3,500
Geita
08 07 06
1,557
3,212
3,339
0
500
1,000
1,500
2,000
2,500
3,000
Iduapriem
08 07 06
1,878
2,956
2,557
0
200
400
600
800
1,000
1,200
1,400
Siguiri
08 07 06
756
633
1,312
0
50
100
150
200
250
300
350
400
450
Sadiola and Yatela
08 07 06
216
434
288
Obuasi, Ghana
A substantial decline in malaria cases has been recorded at Geita in Tanzania – 99 cases in the fourth quarter of
2008 (which is the rainy season) as opposed to 667 cases in the fourth quarter of 2007.
At Iduapriem in Ghana, the anticipated malaria control programme will be undertaken in conjunction with the local municipality and with four other mining companies in the area. The programme comprises health education, intermittent preventative treatment for pregnant women, encouraging malaria prophylaxis and prompt treatment of diagnosed cases. A vector survey was undertaken in 2007 and a pilot spraying programme will be launched during the second quarter of 2009.
Despite increased emphasis on malaria control at Siguiri in Guinea during 2008, the incidence of malaria did not decline as much as expected, given the significant decrease achieved in the previous year. This may, in part, be due to the fact that the region experienced a particularly heavy and extended rainy season, from May to
November. The mine’s programme includes vector control, distribution of nets and mosquito repellents for night shift workers, and an intensive education and communication campaign.
At Sadiola and Yatela, rising malaria rates are believed to be related to high levels of rainfall.
Cases of malaria

Report to Society 2008

Community initiatives
Malaria affects not only employees, but entire communities in which the group’s operations are located. Where possible, the group works closely with other stakeholders to address malaria in a holistic fashion and to develop programmes that may attract both government and donor funding.
Obuasi offers extensive assistance to other companies and to the government in the planning and execution of their programmes. During the year the mine trained spray operators for the US President’s Malaria, Initiative which is being rolled out in the north of Ghana.
At Geita a local steering committee has been formed to extend the mine programme to the region.
At Iduapriem the company is involved in the Roll Back Malaria Initiative as well as a regional malaria control programme. The latter will be implemented during 2009, with the aim of halving malaria rates in the region over a two-year period.
In Mali, at Sadiola and Yatela, bednets are available to community members at subsidised cost, and reimpregnation is carried out free of charge.
OBJECTIVES FOR 2009
•
To maintain good performance at Obuasi, Geita and Siguiri
•
To roll out the programme to Iduapriem
•
To improve results at Sadiola
CASE STUDIES
Case studies describing the way in which the group addresses various issues may be found in this report (on page 186), or on the Report to Society website, at www.aga-reports.com, or at the specific url listed below.
GHANA
Update on malaria programme at Obuasi.
Based on the success of Obuasi’s Indoor Residual Spraying programme in the Obuasi District, a proposal for funding from the Global Fund to Fight HIV, TB and Malaria (GFATM) for $133 million, to scale up the Obuasi model to 40 districts in Ghana, has been approved. It is envisaged that Obuasi will become part of this new programme, and although AngloGold Ashanti will contribute to the implementation of the National GFATM programme, a cost reduction is anticipated. See case study at www.aga-reports.com/08/malaria-Obuasi.htm.

Report to Society 2008

Report to Society 2008

140
Key developments
140
Renewing the mission, vision and values
141
The year in review
158   Objectives 2009
158
Case studies
Community

Report to Society 2008

Community
KEY DEVELOPMENTS
•
Integration of community and environmental disciplines at a corporate level.
•
Management standards on social investment, cultural heritage and sacred sites, stakeholder engagement, indigenous peoples, artisanal and small-scale mining (ASM), land use management, grievances and complaints and land acquisition being developed in support of group’s Community Affairs Management
Framework.
•
Increased demand from local communities for the provision of basic services such as water, roads and electricity.
•
Corporate social investment expenditure in excess of $9.2 million, targeted at sustainable projects and to address established community needs.
•
Progress made with local economic development initiatives, particularly in South Africa and Brazil.
•
Escalating tension between the company and artisanal miners, trespassers and others, at Obuasi in
Ghana, Siguiri in Guinea and Geita in Tanzania resulting in a number of incidents and injuries.
RENEWING THE VISION, MISSION AND VALUES
The group’s vision, mission and values were reviewed during the year, and consequently so were the group’s business principles. The group’s business principles or undertakings are currently under review. AngloGold
Ashanti’s values and business principles may be found at www.anglogoldashanti.com/Values/Values.htm.
One of the group’s six core values is:
The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.
The group gives effect to its values through its business principles. These undertakings in respect of communities serve also as the group’s policy, and guide regional and operational policies and practices.
See the case study: Renewing our commitment to doing things the right way, at www.aga-
reports.com/08/values-renew.htm.
Obuasi, Ghana

Report to Society 2008

THE YEAR IN REVIEW
Management systems and accountability
Community-related matters are addressed at Board level by the Safety, Health and Sustainable Development
Committee. See the Ethics and Governance section of this report and the Governance section of the Annual
Financial Statements for further information on the functioning of this committee.
During 2008, the community affairs and environmental teams were integrated, reflecting the interdependence of these issues from both a strategic and operational perspective. This team is responsible for developing company policy in respect of community-related issues, and providing guidance and developing processes to assist operations in acting in accordance with the group’s business principles. A corporate level Community and Environment Vice President has been appointed to head up the discipline.
Further refinement of the Community Affairs Management Framework continued during the year. An additional module on human rights and security is being refined, in support of the new security discipline and in compliance with the Voluntary Principles on Security and Human Rights. In view of the integration of the community and environmental aspects of the business from a management perspective, a decision was taken late in 2008 to include community aspects into the existing ISO14001 management systems in place at all operations. It is envisaged that this process will take two to three years.
The existing community management system, incorporating the Stakeholder Engagement Action Plans (SEAPs)
and Integrated Development Action Plans (IDAPs) and the accompanying toolkits are being drafted into management standards on stakeholder engagement, social investment, cultural heritage and sacred sites, indigenous peoples, grievances and complaints and ASM. An AngloGold Ashanti land use management and land acquisition standards are being finalised and a specialist resettlement company has been appointed to provide greater support to operations in developing and implementing robust land management and resettlement practices.
Also at a corporate level, AngloGold Ashanti engaged with international advocacy and voluntary bodies to develop standards, norms and best practice, such as the International Council for Mining and Metals (ICMM)
and the International Organisation for Standardisation (ISO). AngloGold Ashanti is supportive of, and has participated in, discussions and programmes initiated by the Responsible Jewellery Council (RJC), the World
Gold Council (WGC), and the Initiative for Responsible Mining Assurance (IRMA). For further details on the group’s participation in these bodies see pages 62 to 63 of this report.
In a number of countries, legislation and regulation is in place to guide companies in respect of local community imperatives. In South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that all mining operations submit and adhere to a Social and Labour Plan (SLP) as a prerequisite for the granting of new order mining rights and report their compliance with the MPRDA in accordance with the Mining Charter. In addition to specific human resources-related issues, the Charter requires that mining companies engage with communities
Andrew Baird
Project Geologist, Tropicana, Australia
“I particularly appreciate the organisation’s attitude to
‘Safety being the first value’, I believe a company that puts the livelihood of its employees first is building a world-class organisation.”

Report to Society 2008

in which the company’s operations are located and from which it draws its workforce. AngloGold Ashanti was granted its licence conversions in respect of all of its operations in August 2005 and has reported on progress made against its SLP targets and commitments in the Social and Labour Plan Reports at www.aga-reports.com.
AngloGold Ashanti is also committed to engaging with non-governmental organisations (NGOs), community-
based organisations (CBOs) and other stakeholders on issues of mutual concern. Underpinning its strategy is the group’s view that it is desirable that the various parties engage directly in relationships based on a mutual recognition of each other’s legitimate right to operate. Specific structures are being put in place to deal with grievances and legacy issues.
The group has continued during the year with its strategy of building relationships with key stakeholders and, interest groups, monitoring emerging trends, being proactive where possible, and responsive where issues arise unexpectedly. Relative to prior years, fewer NGO reports and campaigns on the company’s activities have been witnessed over the past year. One of the reports has been a catalyst for media and other stakeholder interest including, on occasion, investors, was the publication by Norwatch, a Norwegian news service, of published allegations of heavy metal pollution at Nyakabale village near Geita in Tanzania. See case study,
Allegations of environmental damage at Geita, at www.aga-reports.com/Geita-environment.htm.
AngloGold Ashanti has responded to issues as they have emerged. The group’s strategy is to continue to actively develop relationships with key interest groups and also to monitor emerging trends. Specific engagements during the year have included:
•
Food First Information and Action Network (FIAN), in relation to security issues at Obuasi. See box on page 149;
•
a first meeting with Tundu Lissu of the Lawyers’ Environmental Action Team in Tanzania; and
•
IKV
Pax Christi, an international NGO which has interacted with AngloGold Ashanti Exploration in Colombia in respect of security and human rights.
Engaging with communities
A wide range of formal and informal structures are in place to engage with stakeholders across all operations.
An extensive list of stakeholders is available at www.aga-reports.com/08/stakeholders.htm.
Community
Raposos, Brazil

Report to Society 2008

IDAP, Sadiola and Yatela
The communities in which the company operates (either through mining projects or exploration activities) are addressed through site-specific SEAPs and IDAPs. Community consultation forums vary from operation to operation. See box on community structures at Sadiola and Yatela (below) as an example of this.
Community forum at Sadiola and Yatela addresses meaningful issues
Community consultation structures at the Sadiola and Yatela mines in Mali are long-standing and have made a significant contribution to the relationship between the mine and its host communities. The forum was established in 2003 and meets on an annual basis as part of the Integrated Development Action Plan (IDAP).
The meeting runs in the format of a workshop dealing with significant issues, with presentations made and active engagement by all parties. The meeting is usually well attended with upwards of 150 participants.
These participants include local community members, local elected communal councillors and the mayor, local administrative services and the Sous Prefet, regional services and elected authorities, national government representatives, including parliamentary ministers, national and international NGOs, and representatives from other mining companies in the region.
The forum is also used as the basis for discussion about mine closures, which are currently scheduled for
Yatela and Sadiola in 2010 and 2013, respectively.
The most recent workshop, held over a three-day session in January 2009, comprised four principal sections:
a presentation on the activities of the two mines; question and answer sessions; visits to both sites and to a number of community development projects; and discussions by team groups to expand on recommendations made in the plenary session.
Issues raised included:
•
a review of the activities and performance of the mine during the year, including plans for the deep sulphide and the Yatela push-back projects;
•
progress on the previous year’s workshop recommendations;
•
review of the IDAP process;
•
review of progress made with the epidemiological study;
•
independent water supply system for Sadiola and Farabakouta villages; and
•
the employment of locals.
Recommendations made by participants at the conclusion of the workshop focused on a number of projects related to road construction, community health and safety (including the establishment of a community base epidemiologic monitoring system, the establishment of a regional committee to address mine closures, and continued research into additional sources of drinking water for the villages of Sadiola and Farabakouta.

Report to Society 2008

Community
Dago Borquez
Warehouse Supervisor, Cerro Vanguardia, Argentina
“Respect is the key to a successful organisation. In my job as a warehouse supervisor, the main challenge is satisfying the internal client and in order to achieve this, I have to work with my team as a unit. And without respect, teamwork doesn’t work.”
Playing an active role in civil society in Brazil
AngloGold Ashanti Brazil (Brasil Mineração) has played a significant role in the development of the economy of Minas Gerais, the state in which its operations are located. The company has been in existence in some form for over a hundred years and has been a substantial provider of employment and corporate support to local municipalities and the state alike. This tradition is continuing, at national, regional and local levels. Some of the initiatives that the company has been involved with in 2008 are set out below.
•
Financial and other support for the Reference Centre for Sustainability, established by the Fundação Dom
Cabral, a leading Brazilian business school, with a view to ensuring the concept of sustainability is integrated into strategic planning, leadership and people management in business in Brazil.
•
Extensive support for local development agencies in Sabará and Santa Bárbara which are aimed at improving the quality of life of local residents, improving access to technical qualifications, job creation and improving income generation.
•
Support for Rede Colaborativa in Sabará, which addresses the needs of the young and particularly those deemed to be at social risk.
•
Financial and technical support for Raposos’ artisans involved in manufacturing environmentally friendly brooms from recycled material, dress-making and other crafts.
Through the company’s Good Neighbour programme, community concerns are aired and addressed. Often these concerns do not relate directly to the company, but are issues that affect the community. Some of the
0
10
20
30
40
50
60
70
80
90
100
Good neighbourhood
programmes pre-empt conflict
1
2
4
100%
90%
54%
3
95%
1. Raposos
2. Nova Lima
3. Santa Barbara
4. Sabara
0
10
20
30
40
50
60
70
80
90
100
Good neighbourhood
programmes improve your
knowledge of the company
1
2
4
93%
85%
82%
3
100%
1. Raposos
2. Nova Lima
3. Santa Barbara
4. Sabara
0
10
20
30
40
50
60
70
80
90
100
Toll-free complaints number
is effective
1
2
4
87%
85%
100%
3
100%
1. Raposos
2. Nova Lima
3. Santa Barbara
4. Sabara
recent results of a survey related to the Good Neighbourhood programme are presented below.

Report to Society 2008

Mechanisms for community members to lodge grievances are in place at most operations. Major issues raised during 2008 are summarised below.
•
A total of 56 calls were received during the year at Brasil Mineraçao, 38% relating to caretaking of the company’s properties.
•
In the DRC, community complaints were received regarding the increased project-related road traffic and, in particular, that company vehicles were being driven at high speed.
•
A number of complaints lodged by community members at Iduapriem during the year concerned resettlement and compensation, environmental pollution and the lack of water supply to Teberebie. Other complaints related to the lack of new jobs created, and the management of the Hand-in-Hand Alternative
Livelihoods Initiative.
•
Grievances raised by community members around Siguiri in Guinea related to damage to crops caused by mining activities and the diversion of a national road.
•
Complaints were received from community members at Sadiola and Yatela, relating to the contamination of grazing land by mud, death of cattle, and water shortages in Sadiola and Farabakouta villages.
•
At Geita, grievances lodged by community members largely concerned land and property acquisition by the company, and environmental issues.
•
At CC&V in the United States, community complaints were about dust, noise, vibrations from mining activities and the impact of the proposed extension to the mine.
A number of positive initiatives were undertaken during the year in establishing new relationships and in maintaining existing ones. An example is the significant milestone achieved in the DRC when the project hosted a libation ceremony (seeking blessing of the ancestors for exploration activities) with a number of local communities in an area where exploration was about to begin.
Human rights and security
As AngloGold Ashanti’s global footprint extends into countries and regions in which it has not previously operated and where the risk profiles are different, so its exposure to different operating environments and security contexts has increased. Given the company’s position on human rights and its status as a signatory to various initiatives, such as the Universal Declaration of Human Rights, the Global Compact and the Voluntary Principles on Security
and Human Rights, it is clear that security is not simply a matter of asset protection, but one that, increasingly, has a social dimension. For this reason, the company undertook a global security review and is developing a group approach to security across its operations.
AngloGold Ashanti operates in a number of countries where security considerations make it necessary for operations to rely on special support, on a fee-for-services basis, from the police and/or the military. This is the case in Ghana, Guinea, the DRC and Colombia. It is a complex issue that raises moral and social concerns and requires ongoing management, monitoring and attention. (See discussion above on illegal mining in Ghana on page 148.) See case study: Improving security in line with Voluntary Principles, at www.aga-
reports.com/08/security-assessment.htm. or on page 214 of this report, as well as the Human Rights section of this report on page 114.
Significant community incidents
A number of incidents relating to the community issues and human rights were recorded during the year.
Environmental incidents may be found at www.aga-reports.com/08/environmental-incidents.htm. Areas of greatest concern to the company are the continued clashes with artisanal miners, illegal miners and trespassers at Obuasi in Ghana and Siguiri in Guinea. Significant incidents during the year are reported below. under the headings of:
•
incidents involving community members on the mine property and who are engaged in illegal activities;
•
incidents where there have been clashes between the mine and contractor security personnel and community members; and
•
protest action against the company.

Report to Society 2008

Incident
Individuals involved
Security interventions
Protest
in illegal activity
Action
Deaths**
Injury**
Community members
company security
personnel
Operation
Deaths
Injuries
Deaths
Injuries
Colombia* 1 (altercation)
Siguiri, Guinea* 22*** – 7 1
Obuasi, Ghana* 5*** 1*** 2 (shooting) 3 1
Iduapriem, 1
Ghana
Geita, Tanzania 1**** – 1 (shooting) 0 2
Sadiola, Mali 2
Total 28 1 0 4 0 12 5
*AngloGold Ashanti security acts in concert with state security forces at these operations on an active and ongoing basis.
** On company property, but unrelated to security interventions
*** Fall of grounds accidents
**** Accident involving a haul truck
The vast majority of these incidents (outside of protest action) stem from individuals involved in illegal activities.
A distinction is made between the death and injury of individuals involved in illegal activities without active security intervention (that is, 27 deaths and one injury due to falls of ground while practicing artisanal, and in most cases, illegal mining, and the death of one individual suspected of attempting to steal fuel from a haul truck), and those incidents where security interventions have led to the death (0) or injury of community members (4). AngloGold Ashanti security personnel (12) sustained injuries, some serious, while carrying out their duties. There were five incidents of significant protest action during the year.
Several notable incidents occurred in 2008, where force was used by AngloGold Ashanti security staff, or by contracted public/ private security providing services to AngloGold Ashanti. Minimum force is advocated at all times, in line with the company’s commitment to the Voluntary Principles. These are detailed below:
Community
Candice Kater
Office Administrator, Corporate Office, Johannesburg, South Africa
“I provide administrative support to the financial team
here at the corporate office. For me, the values help to
define how I interact with other employees, and give me
guidance.”

Report to Society 2008

Date
Location
Units involved
Detail
Shooting incidents
May 2008 Obuasi, Local police A group of illegal miners, armed with machetes, was
Ghana on mine site sighted on AngloGold Ashanti’s property. Police stated
that the trespassers acted in a threatening manner, and
decided to fire warning shots. Warning shots struck one
illegal miner, wounding him in the leg. The individual is
currently out on bail and recuperating from the wound,
after receiving treatment at AngloGold Ashanti’s mine
hospital. After a full investigation, local police determined that the policemen acted with justifiable force and within his rights. The miner was subsequently charged for being
involved in illegal mining activities. From a corporate and
management perspective, AngloGold Ashanti has flagged
some concerns with the use of force in this situation.
December 2008 Obuasi, Local police A policeman fired a warning shot whilst trying to arrest an
Ghana on mine site
illegal miner. A struggle ensued, during which the illegal
miner was shot in the foot, resulting in a fracture of the
foot. After a full investigation, it was found that the
policeman acted with justifiable force and was within his
rights, and the individual was charged for being involved
in illegal mining activities. The illegal miner is currently out on bail and recuperating from his wound, after receiving
treatment at AngloGold Ashanti’s mine hospital
November 2008 Geita, Sub-contracted A group of approximately 20 intruders tried to access
Tanzania security guards
AngloGold Ashanti’s mine workings, allegedly to try to
steal diesel (which is a common problem at Geita . When
confronted by an AngloGold Ashanti security guard
armed with a shotgun, one of the intruders - armed with
a machete - approached the guard in a threatening
manner, which prompted the guard to fire a shot in the
intruder’s direction. The individual sustained minor
birdshot wounds to his body and was treated at the
mine’s local clinic.
After a full investigation, it was found that the guard acted with justifiable force and was within his rights. The intruder was arrested for attempted robbery and trespassing and
detained by the police. Guards at Geita have been
threatened by suspected criminals several times during
2008, and several warning shots have been fired
throughout the year to ward off groups of people
attempting to commit theft on AngloGold Ashanti property.
Incidents involving death or injuries to the public
Several dates Ghana Illegal miners In three separate incidents in Obuasi’s underground during 2008 operations, five people lost their lives and one person as illegal miners were operating in Obuasi’s underground
shafts. In all the incidents, the mine initiated rescue
sustained serious injuries due to falling rocks. This occurred operations. One person was rescued alive during these

Report to Society 2008

Date
Location
Units involved
Detail
rescue attempts. He was treated at the Obuasi mine hospital and referred to the state hospital in nearby Kumasi. The bodies of the deceased were identified and subsequently returned to the families for burial.
Several dates Guinea, Illegal miners During 2008, a total of 22 people lost their lives in eight separate incidents during 2008
incidents involving artisanal miners at Siguiri mine in Guinea. Holes dug by the artisanal miners at AngloGold Ashanti’s open-pit mining operations collapsed on them. In one incident alone, a total of 13 people died.
Although all possible measures from a security point of view are being taken to prevent the persons from entering our workings, they still manage to enter and put their lives at risk. Every effort is being made to find a workable solution with the communities, to prevent these unfortunate incidents.
Providencia Millitary platoon The commander of a platoon, detailed to support our joint venture
Antioquia under formal partner at Providencia Antioquia, responded to a request for help by a local
Colombia agreement with bartender. Local underage youths were drinking at his establishment.
AngloGold Ashanti
Military personnel confirmed the youths were underage and drunk, and escorted them off the property. However, they then marched two of the youths to their encampment, and administered corporal punishment-
forcing them to dig holes to bury garbage. The youths were returned six hours later to their families. Upon hearing about the incident, AngloGold
Ashanti's Colombian security department determined the military may have violated the civil rights (human rights) of the youths. AngloGold Ashanti security composed a letter to the army brigade commander to inform him of the potential Voluntary Principles violation, and to request that a proper investigation be conducted. The army sergeant and the participating soldiers were immediately relieved from their duties the following day, and transferred to another army facility. In December 2008, AngloGold Ashanti received a formal response from the army indicating that after an internal investigation the soldiers involved had been dismissed from the army.
Geita,
Operations                A suspected diesel thief, who was trespassing at one of the
Tanzania
waste dump areas at Geita mine in Tanzania, was fatally injured when struck by a rock being dumped by a truck in the area
Labour and community unrest incidents
Obuasi,           Sub-contracted
The local Diawuoso community took two Obuasi staff members and
Ghana security guards
a mine vehicle hostage for several hours in the village, demanding to see the
Managing Director of the mine. The community’s concern stemmed from the unresolved matter of the building of a bridge (by the mine) to cross a river which floods during the rainy season. The flooding has been made more severe by the release of water into the river by the mine. Security intervention was required. The issue was resolved without injury.
Local communities staged protests outside the mine. The community's
2008
Guinea security guards anger arose from expectations relating to the electrification of Siguiri police and town and the surrounding communities by the mine. The unrest and local army
protests lasted for six days, and required a significant security presence in and around Siguiri mine. Police and the local army were present, without incident. The issue was resolved at national level, and protestors dispersed peacefully. A short, medium and long-term plan is being put in place by the mine, with other stakeholders, to resolve the underlying issues.
January and Sadiola, Sub-contracted Two separate protests took place at Sadiola regarding the water
February Mali security guards, supply, and possible shortages, in the surrounding communities.
2008
Security intervention was needed and the protests were dispersed without incident.
Several dates South AngloGold Nine incidents of (legal) industrial action were monitored at the during 2008 African Ashanti South African operations, with no serious incidents operations security staff occurring.
Community

Report to Society 2008
February 2008
September 2008
June 2008
November              Siguiri,             Sub-contracted

Dealing with illegal mining activities at Obuasi in Ghana
At Obuasi in Ghana, the large-scale presence of illegal mining activity has hampered operations by creating a safety and security risk during the year. A series of escalating events prompted a response that encompasses enhanced security, the further development of alternative livelihoods programmes along with the review and enforcement of the company’s legal rights.
As illegal mining activity increased significantly at the beginning of 2008, 120 youths from surrounding communities were employed as part of a community policing initiative to run 24-hour security patrols of company installations within the community. The number and intensity of clashes with illegal miners continued
to increase, however, to the point where the mine was experiencing almost daily security incidents with groups and individuals engaged in illegal mining in the area. These incidents included the invasion of underground facilities, the setting alight of cables, drilling and blasting without recourse to safety and environmental impacts, and the use of stolen explosives. In addition to extensive disruptions to mining activity and damage to property,
AngloGold Ashanti personnel and contractors trying to deal with the situation were threatened and injured, severely in some cases.
A security operation began in September 2008 to address the situation. The operation, jointly conducted by
Ghana Armed Forces and the Ghana Police Service, was to protect the mine and to ensure that security operations on the lease area were undertaken in line with the provisions of the Minerals and Mining Act and other legislation.
Since then, the military have maintained a presence at Obuasi, supporting both the mine’s own and contracted security personnel. Emphasis by mine personnel during the latter part of the year was placed on securing the access to underground workings by closing illegal holes (ducts leading to underground workings), with around 55 such holes having been sealed.
It should also be noted that, on arrival at Obuasi, all security and military personnel were inducted on the tenets of the Voluntary Principles on Security and Human Rights.
It is the company’s intention, in the long term, to upgrade its security capacity in order to be able to secure its property. Appropriate action will be taken, in accordance with international human rights standards, to remove illegal miners from operating areas and, if circumstances require it, to hand them over to the police for action to be taken against them in terms of the law.
Obuasi, Ghana

Report to Society 2008

Community
Artisanal and small-scale miners
The continued presence of artisanal and small-scale mining (ASM) at the company’s operations and exploration sites in Africa (Ghana, Guinea, Tanzania, the DRC), present a significant challenge to the company, resulting in a various degrees of social, environmental and safety incidents as listed above.
ASM activity has resulted in third-party fatalities on the company’s lease areas. ASM communities seldom share information on safety incidents given that these activities are often illegal.
AngloGold Ashanti’s position on ASM is that the group will, first and foremost, act in accordance with local regulations and legislation. However, the company recognises the historical and current roles and rights of artisanal and small scale-miners, and that engagement is a critical factor in dealing with the issue. AngloGold
Ashanti believes that co-existence with artisanal and small-scale miners is not only possible, but also desirable.
The group is in favour of promoting the development of orderly, viable ASM sectors in collaboration with host communities and governments in exchange for respect for the security of the group’s operations. However, in most cases, these aspirations have not yet been achieved.
There is inherent potential for conflict between large-scale operators, working within a formal, regulated land tenure framework, and small-scale miners on the other, often outside of any regulations. AngloGold Ashanti believes that government needs to take a leading role in addressing ASM. It is also conscious that ASM is largely a social issue that can only be addressed through the upliftment of communities – an area where the company has a an important role to play.
While ASM plays an important role in subsistence activity in communities, there is a concern by the company that activities that are attributed to ASM infringe the rights of the company and safety of its assets and people.
There have been several incidents of illegal pit invasions at Siguiri in Guinea by artisanal and small-scale miners, and shaft invasions by illegal miners at Obuasi.
•
At Siguiri, these large-scale (upwards of 700 people) mining invasions have taken place in the mining pits, along haul roads and close to waste rock dumps. The mine has experienced damage to property, theft, sabotage and the physical assault of its security personnel during the year and mine has engaged external consultants to develop a comprehensive community engagement plan, including a management programme.
•
At Obuasi, these invasions have been particularly confrontational resulting in serious injuries to mine security personnel. In response, Obuasi has implemented a multi-pronged programme to address both the issue of ASM and illegal mining activity. (See box on page 149.) The intervention includes a military deployment on site, ongoing engagement with artisanal and small-scale miners, other community groups and local and national government.
•
There have been a number of instances of conflict between the company and artisanal and small-scale miners around Geita in Tanzania. It is estimated that between 400 and 500 miners are typically engaged in activities on and around the lease area. The company continues to work with the authorities and through the
Small Miners’ Association to establish dialogue, provide education and training (especially in respect of safety, health and environmental issues) and to minimise conflict.
•
ASM is a significant and potentially high-risk issue in the DRC, where it is estimated that there are around
100,000 miners on and around the lease area. A plan to address this is issue is being implemented. A key component of the programme is the provision of an alternative gold recovery process that does not use mercury (which is highly hazardous to human health). The project forms part of a greater endeavour to build capacity within the community surrounding the company’s licence area, in partnership with the NGO, Pact
Congo. Included in this programme are: conflict mitigation, savings funds, literacy training, small business and entrepreneurship development, among others. An environmental and social impact assessment has been completed by SRK Consulting and the concentrator has been procured and will be commissioned in 2009.

Report to Society 2008

Planning throughout the life cycle
As exploration and mining activities frequently occur in areas that are remote or in regions where there is very little other economic activity, their relative impact is often heightened. Therefore, the impact of potential and existing mining activities needs to be considered at all stages of an operation’s life cycle, from exploration, through the operating life, to eventual closure.
A range of potential impacts and mitigating measures are identified during the Environmental and Social Impact
Assessment, and mitigating measures are then incorporated into the Environmental Management Plans (EMPs)
over an operation’s life of mine. See the Environment section of this report on page 158.
Similarly, planning for closure takes into account both the environmental and social impacts that will be the mine’s legacy to the community. Planning begins well in advance of closure and closure is a matter for discussion at most community engagement forums. This is the case at Sadiola and Yatela in Mali, for example
(see box on page 143), where closure has long been a standing agenda item of the annual IDAP workshop. At
Morila, also in Mali, where ore extraction is expected to cease in 2009 and processing in 2013, planning for closure has involved a comprehensive range of stakeholders.
AngloGold Ashanti recognises that the plans that are developed for community engagement need to be dynamic and revised to take account of differing circumstances. In 2008, for example, a review was undertaken of the community development programme and the alternative livelihoods initiative for Iduapriem.
An area of concern that is being addressed at a group level and will influence future feasibility studies and the life cycle analysis is that of climate change. Climate change is having, and will continue to have, the greatest impact on impoverished communities in developing countries. The group-wide climate change study focuses on the impact of climate change on communities around AngloGold Ashanti’s operations. The study aims to identify community-related climate change risks faced by the company and identifies options for adaptation programmes. See also the discussion on climate change in the Environment section of the report on page 158, and the case study: Developing a business case for climate change projects, at www.aga-
reports.com/08/climate-change.
The impact of the company’s activities, programmes and practices on communities (including community health and safety, land management, livelihood restoration, local culture, indigenous peoples and cultural heritage) is not formally assessed. However, through the formal and informal engagement practices (including stakeholder engagement forums, SEAPs and IDAPs) informal and ongoing feedback is received from communities and others, and taken into account in planning for ongoing future activities. It is the company’s intention to embark on a more formal approach to the assessment of the impact on communities in the coming year.
Carlos Alberto Martinez Salgado
Colosa, Colombia
“In 2007, I suffered from a back injury which keeps me from
having full physical mobility, because of this reason I feared that my employment with AngloGold Ashanti would be terminated.
However, the company kept me on board during the difficult
times allowing me to provide for my extensive family. I will always remember that act as the foundation of what this organisation represents: its people definitely come first.”

Report to Society 2008

Community
Predicting future climate change
The science of predicting future climate change has grown increasingly sophisticated in recent decades. A core component of this effort has been the development of global climate models, known as Atmosphere-
Ocean General Circulation Models (AOGCMs), which provide a complex, three-dimensional depiction of the earth’s climate system. Strong advances in these models have occurred, allowing scientists to predict both historical and future climate with ever-increasing accuracy.
Global climate models have also been downscaled at a regional level, increasingly allow for these scientists to account for local geographical variations. The use of these downscaled models, known as Regional
Climate Models, is an approach that is now widely used by the Intergovernmental Panel on Climate Change
(IPCC) to predict future climatic conditions.
Uncertainties remain, however, requiring an understanding that not all aspects of climate change can necessarily be foreseen. In response to these uncertainties, efforts to reduce the vulnerability of communities and their exposure to risk are now recognised as crucial in supporting ordinary citizens to cope with whatever climatic changes come their way. Important synergies therefore exist between AngloGold Ashanti’s existing programmes aimed at improving the livelihoods and coping strategies of surrounding communities, and efforts to assist communities to adapt to climate change. By addressing the social vulnerabilities of communities, such as levels of literacy, access to basic services and health care, AngloGold Ashanti can assist with community development and climate change adaptation efforts.
Effective adaptation to a warmer world is a critical component in ensuring the socio-economic development of communities in the vicinity of AngloGold Ashanti’s operations. Given that the livelihoods of poorer communities are often intimately connected to their immediate natural surroundings, even small changes in climatic conditions can have a profound effect on their health, well-being and livelihoods. Adaptation to climate change is particularly critical in the developing world, where the impacts of climate change are predicted to be greatest and where vulnerabilities are highest. Adaptation therefore makes up an important component in the achievement of the Millennium Development Goals and the overriding attainment of sustainable development by communities.
In the course of AngloGold Ashanti’s recent climate change study, a range of physical changes (see table on the next page) brought about by climate change were considered in relation to their potential impacts on communities.
Critical to the study was to consider how changes in any of the factors could impact on the well-being, security and stability of surrounding communities. Site visits to all operations were complemented by the use of the most up-to-date regional climate projections published by the IPCC within its Fourth Assessment
Report (IPCC, 2007), in order to establish future climate trends across AngloGold Ashanti’s areas of operation.

Report to Society 2008

Typical risks to communities from climate change
Apart from identifying communities that may be particularly at risk from climate change, the study has also established a number of risk categories in relation to each of the major variables expected to be altered by climate change. A summary of selected risks to communities brought about by climate change is provided below:
Climate variable
Selected potential risk to communities
Sea level rise
• Possible flooding or destruction of low-lying coastal homes and infrastructure.
• Salination of groundwater due to salt water intrusion.
Increased temperature,
• Increased water consumption requirements for livestock and people.
increased number of hot days
• Increased incidence of diarrhoea and temperature-related food contamination, affecting child mortality.
• Loss of glacier water flow resulting in severe loss of local water supply and available hydropower.
• Increased insect outbreaks and decreased agricultural yields in warmer environments.
Increased precipitation,
• Damage to infrastructure, including roads, bridges, telecommunications precipitation intensity and
and property.
flooding
• Heightened landslide and flood vulnerability.
• Possible contamination of water supply.
• Damage to crops, water logged soils and increased soil erosion.
Drought and extreme
• Reduced groundwater availability, resulting in severe water stress for dry periods
communities without piped water access.
• Increased risk of drought-related water-borne disease.
• Loss of agricultural productivity or crop failure, resulting in possible malnourishment and food scarcity.
• Increased land degradation and desertification of regions, affecting grazing and crop land development.
Wild fires
• Danger to physical property and lives, including localised air pollution and possible respiratory effects.
Other extreme weather events    • Potential large-scale damage to property, crops and loss of life.
• Increased risk of water- and food-borne diseases.
Health and disease
• Increased territorial range or frequency of certain vector diseases, including malaria, dengue fever, cholera and meningitis.
• Heightened strain on local public health services.
Cumulative effects
• Climate change contributing to political, social or economic destabilisation of communities with impacts on surrounding regions.
By outlining the new risks to communities from climate change, highlighting high-risk regions based on current vulnerabilities and expected climate impacts, and by proposing localised adaptation options that address expected challenges and promote overall community resilience, the climate change study has laid the foundation for an effective climate change response for AngloGold Ashanti’s communities.
The challenge ahead is to promote a co-ordinated response to adaptation that includes taking appropriate mitigation measures to the local level, ensuring that these measures are embedded within community structures, and ensuring that the options chosen form part of overall efforts aimed at reducing community vulnerability to stressors and risks. This must be done in partnership with key stakeholders.

Report to Society 2008

Local economic development
AngloGold Ashanti is of the view that its operations and activities can and should contribute to the long-term sustainable development of host communities. Specifically through the support of local economic development, operations can ensure that they play a positive role in sustainable economic development of the local communities. The fact that mining operations may be short-lived or that exploration projects will not necessarily become mines, presents a challenge as there is only a limited period in which to make an impact. See case study:
New road paves the way for economic development in the DRC, at www.aga-reports.com/08/roads-DRC.htm.
Many of the group’s operations are located in areas of great need, where development has been minimal, resources are scarce and high levels of poverty exist. The need to invest appropriately and in a manner that is sustainable is frequently countered by the pressure from communities and indeed governments to receive tangible and immediate benefits. Where this makes sense, particularly in economically underdeveloped regions, operations are encouraged to develop partnerships with parties such as other mining companies and companies in other industries, contractors, NGOs and government to ensure more effective delivery.
Local economic development of mine-based communities and labour-sending areas is specifically mandated by the MPRDA and the Mining Charter. In South Africa, the Small and Medium Enterprise Development Initiative
(SMEDI) continues to identify people with ability and potential, and enters into a partnership with them to provide education, training and funding with the long–term aim of creating sustainable business. The raising of venture capital is managed through Masakhisane Investments Limited, which was established in 1999, with an initial capital investment of R10 million. See the case study: The challenges of local economic development:
The Masakhisane Fund, at www.aga-reports.com/08/Masakhisane.htm.
In Brazil, both Serra Grande mine and Brasil Mineração have local economic development programmes in place to stimulate the local economy, to develop skills and to develop alternative employment options now and in the future. This work is done in conjunction with local communities, municipalities and elected leaders, and in close collaboration with NGOs that provide support to micro and small enterprises in Brazil.
The Cerro Vanguardia mine in Argentina is the primary employer of people in Puerto San Julián, a very small (12,000 people) and remote community. For some years, the company has been actively engaged with community leaders and the local authorities supporting the work of the Development Agency. A development plan for Puerto San Julián
(from 2007 to 2020) has been developed and is being refined. Progress on this plan is reported in the case study:
Community engagement in Argentina, at www.aga-reports.com/08/development-CVSA.htm.
The newly developed social investment management standard will specifically address local economic development and this area of work (particularly the development of alternative livelihoods) will continue to be a focus in 2009.
Corporate social investment
In 2008, AngloGold Ashanti spent $8.89 million on corporate social investment (2007:$8.05 million). For accounting purposes, corporate social investment expenditure is defined as the voluntary investment of funds in the broader community through programmes spanning a range of development and maintenance activities that seek to complement the work of government, NGOs and community-based organisations (CBOs), where the target beneficiaries are external to the company. Corporate social investment specifically excludes those activities where the purpose is primarily commercial, for example, marketing, employee benefits or public relations activities.
The vehicles for corporate social investment differ from region to region, and operation to operation, and are in line with the specific needs indicated by communities.
The South African corporate social investment initiative is directed by the AngloGold Ashanti CSI Committee, the members of which are drawn from the ranks of senior managers in different fields. In line with the Mining
Charter, the focus is intentionally on regions in which AngloGold Ashanti has operations and the areas from which the company draws large numbers of employees, with 90% of the projects supported being situated in these areas. North West Province, where the West Wits and Vaal River operations are located, benefited from
(50%) of the available funding, followed by the south-eastern part of the Eastern Cape (15%) where the families of the majority of employees from this province reside.
Two initiatives undertaken in Southern Africa in 2008 are featured in case studies: Rolling out computers in rural schools, at www.aga-reports.com/08/rural-computers.htm and, Supporting the Potchefstroom Hospice, at
www.aga-reports.com/08/Potch-hospice.htm.
Community

Report to Society 2008

Corporate social investment in South Africa
Over the past three years there have been significant changes in the running of corporate social investment initiatives in South Africa. Apart from the actual running of the fund having been brought in-house to more closely align corporate giving with community imperatives, there is a greater emphasis on delivering on the commitments made in the company’s Social and Labour Plans.
In 2008, around R16.8 million was allocated for social investment expenditure with about R300,000 going towards the Hearts of Gold programme. See case study.
The programme is managed at a corporate level although its funding and the projects that are managed fall under the Southern Africa division. Local area committees in each of the West Wits and Vaal River regions, and at the Potchefstroom divisional office, may identify a number of projects in their communities; they meet with stakeholders on a regular basis and monitor project implementation. The local area committees are also able to approve projects directly provided they are within specific budget parameters (currently less than
R10,000) and according to the corporate guidelines.
The main functioning of the programme is directed by a group of senior managers. A change that has developed during the past year is that the company is playing a more active role in identifying projects – meeting community members, talking to different government departments – to find projects that will make a difference.
Says Sipho Mahlangu, (Group CSI Manager) who heads this discipline in South Africa, “Because we have limited resources, we are very selective in the projects that we support. We seek to work with organisations that are well-managed and with good systems for delivery, so that the projects are sustainable into the future.
“We do not fund individuals. We do not fund religious organisations, unless it is very clear that they are involved in outreach programmes that benefit the community at large without regard to their religious affiliation, or political organisations. We partner with government departments where we can, again to ensure both the sustainability of projects and the benefits provided by synergy.
“NGOs are our primary vehicles for giving. By working with NGOs, we are able to get closer to the issues and needs on the ground, particularly in labour-sending areas. The NGOs we work with have typically done the groundwork: they know what the issues are; they understand what the needs are in the communities; and, through our long-term engagement with them, we also know what is happening.”
Sectorial giving by value (%)
Education 40%
Welfare and development 16%
Skills training and
job creation
12%
HIV & Aids 11%
Health 11%
Area committee 10%
11%
40%
10%
11%
16%
12%
Provisional giving by value (%)
North West 50%
Outside South Africa 12%
Eastern Cape 15%
National 11%
Gauteng 9%
Free State 1%
KwaZulu Natal 1%
Western Cape 2%
50%
12%
9%
11%
15%
1%
1%
2%

Report to Society 2008

The primary area of funding in South Africa is on education (42%), with the two major areas of focus being the development of infrastructure and capacity-building among educators.
Social Corporate investment ($000)
Mine
2008
2007
Reason for variance
Argentina 590 371
Cerro Vanguardia
1
590 371 Increased expenditure to start up a young
(92.5%) entrepreneurs foundation and a teachers college.
Australia 117 77
Sunrise Dam 117 77
Brazil 923 612
Brasil Mineração 839 481
Increased expenditure related to support for renovating
a town square to support and promote tourism.
Serra Grande (50%)
1
84 65
3
Colombia 99 0 Expenditure brought in to reporting slope in 2008.
Exploration 99 –
DRC 119 71
Exploration 119 71
More focused approach towards CSI adopted in
2008 with an implementing partner.
Ghana 2,287 2,304
Iduapriem (85% until
September 2007
1
) 332 319
Obuasi 1,955 1,985
Guinea 242 395 Re-evaluation of projects being supported underway.
Siguiri (85%)
2
242 395
Mali 620 102
Morila (40%)
1
60 55
Sadiola (38%)
1
and Yatela (40%)
1
560 47 Expansion of activities related to IDAP.
Namibia 86 360
Navachab 86 360
Reduced expenditure due to completion of once
off infrastructural projects and assistance to
communities to reduce the effects of drought.
South Africa 3,177 3,180
Fund and other
corporate donations
2,993 3,001
South African
operations
184 179
Tanzania 373 265
Geita 373 265
USA 253 311
CC&V 253 311
Total 8,885 8,048
1
Attributable.
2
The figure for Siguiri includes the amount paid to the Prefectural Council for the development of Siguiri as part of a legally binding 0.4%
revenue agreement.
3
Restated: 2007 figure was for 100% of expenditure.
Indigenous people’s issues
AngloGold Ashanti is mindful that there are specific considerations that need to be taken into account regarding indigenous people. The company has participated in the development of a position statement on indigenous peoples developed under the auspices of the International Council on Mining Metals (ICMM) and supports the council’s position statement on indigenous peoples, which was approved during 2008. A draft standard in line with their position statement was developed during the year. No specific incidents or complaints in respect of indigenous peoples were recorded during the year.
In Australia, formal induction programmes have been developed to educate employees and contractors about the communities in which the company operates and these deal with local values, traditions, culture and preservation of the local environment.
Community

Report to Society 2008

Cross-cultural training is undertaken for all new employees and contractors at Sunrise Dam mine in Australia as an integral part of the induction process. The course aims to demonstrate the links between Aboriginal culture and the local environment, and to demystify the difference between Aboriginal and Western cultures,
Historical and cultural information presented highlights the many complexities encountered by Australia’s indigenous communities and the corresponding challenges for non-indigenous people. A deeper appreciation of the Aboriginal culture is critical to any effort to improve the status of the Aboriginal people and to narrow the gap that exists in local society.
Land management
Securing land to explore and conduct new mining activities and extend existing ones underpins the viability of the company. Particularly in respect of opencast mining, but also in underground mining and for metallurgical processing, surface land area may be required to conduct mining operations, with a permanent loss of the surface features and structures. Land is a particularly sensitive and emotive issue, and resettlement and compensation continues to be a major consideration in the planning of mining activities.
Many communities have long-standing cultural and economic associations with the land on which they reside.
It is therefore necessary for the company to engage with communities in respect of resettlement, and to compensate them fairly and appropriately as part of a rigorous and recognised resettlement process. The group also needs to ensure that mechanisms are in place to address grievances or legacy issues that have arisen in respect of past access to land.
Following a detailed review of the company’s resettlement and compensation practices in 2007, AngloGold
Ashanti’s has developed a new approach to land management. This draft standard draws on the International
Finance Corporation’s (IFC) policies on Involuntary Resettlement for AngloGold Ashanti’s policy on resettlement, and associated land management practices. Provision is made for grievance mechanisms in the standard. See case study: Implementing a land management policy for AngloGold Ashanti, on page 206 or at www.aga-
reports.com/08/resettlement-roadmap.htm.
Specific resettlement and compensation issues dealt with during the year are set out below.
DRC
•
Compensation has been paid for crop areas disturbed by exploration activities. A review of land management practices and processes was undertaken during the year.
Tanzania
•
The Katoma compensation exercise for 553 property owners at Geita mine in Tanzania. Negotiations on this resettlement were initiated in 2004, property valuations were conducted in 2006, and resettlement of all but
16 households has been concluded. A group of 16 property owners who declined compensation and filed a case in court against the company will not be displaced until the court hearing has been concluded.
Negotiations with this group, through the District Commissioner’s Office, has continued.
Corporate Office, South Africa

Report to Society 2008

Guinea
•
A comprehensive review of land management has been undertaken in Guinea. Currently, resettlement of around 70 households in the Kintinian area is being considered.
Ghana
•
Plans are advanced to resettle the Dokyiwa village community to pave the way for the extension of the Sanso
TSF at Obuasi in Ghana. Consultants were engaged to carry out the Resettlement Acton Plan (RAP), socio-
economic baseline studies and technical investigations of the proposed site. Although the construction of the facility has been delayed, crop compensation began in January 2009 and resettlement is planned for early 2010.
•
Compensation for land along the Ge Kilomebre haul road for the Ajopa project was started at Iduapriem during the year. This covers a total farming area of 156 hectares. Some $420,000 has been paid to the affected farmers to date.
•
Plans are progressing for the resettlement of the Tokunso community for the Ajopa project. The community comprises 376 households (about 1,970 people). Negotiations on this resettlement began in May 2007. An agreed RAP has been developed and the actual resettlement will take place in June 2009.
•
Issues relating to the previous settlement of the people of Teberebie persist and extensive engagement continues to resolve these issues.
OBJECTIVES FOR 2009 TO 2011
•
Incorporate community aspects into ISO14001 management system at all operations by 2011.
•
Implement in integrated incident notification and reporting system to include community incidents
•
Implementation of community management standards on :
•
a. Land use management
•
b. Stakeholder engagement
•
c. Land acquisition
•
d. Social investment
•
e. Cultural heritage and sacred sites
•
f. Indigenous Peoples
•
g. Artisanal mining
•
h. Grievance and complaints
i. Closure and rehabilitation
•
Continue the development and roll out of additional management standards and guidelines, as required.
•
Address key opportunities and risks identified by the 2008 climate change study.
•
Review closure planning practices during 2009.
CASE STUDIES:
Case studies describing some of the challenges that the group faces, and how these are addressed may be found on page
196 of this report, or the Report to Society website at.www.aga-reports.com, or at the specific urls listed below.
GROUP
Implementing a land management policy for AngloGold Ashanti
Access to land, particularly that held through customary title, and relocation are highly complex and emotive issues. This is particularly the case among original inhabitants in Africa, Australia and South America, where
AngloGold Ashanti has numerous operations. The development of integrated Land Use and Land Acquisition management standards for the group started with the premise that AngloGold Ashanti views land management as a process that is far more complex than the physical act of moving people, and that resettlement is to be undertaken only if all other avenues have been exhausted. To this end, the group community affairs team has developed a resettlement roadmap to assist operations in approaching the issue. The case study also discusses the process undertaken in reviewing land management in the DRC, even at an early exploration stage. See the case study on page 206, or at www.aga-reports.com/land-management.htm.
Community

Report to Society 2008

ARGENTINA
Community engagement in Argentina
AngloGold Ashanti’s Cerro Vanguardia mine in Argentina is one of the most isolated and remote gold mining operations in the world. The remote location and lack of alternative sources of economic activity have led to an over-dependence of San Julian and the mine as the primary sources of employment. AngloGold Ashanti is keenly aware – as at all its operations – of the need to focus on alternative, sustainable options for the local community. This case study discusses some of the measures that are being implemented, including partnerships with local businesses, developing young potential entrepreneurs and instituting community health programmes. See case study at www.aga-reports.com/08/CVSA-community.htm.
SOUTH AFRICA
Rolling out computers in rural schools
AngloGold Ashanti embarked on a project to give rural children access to the world of technology. The group donated 267 computers, at a cost of some R4.5 million, to 30 schools in the rural areas of Mozambique,
Lesotho and Swaziland (from which it draws a significant portion of its labour force), touching the lives of some
30,000 potential learners. See case study at www.aga-reports.com/08/rural-computers.htm.
Supporting the Potchefstroom Hospice
In 2009, the AngloGold Ashanti Fund has devoted 12%, of its spending to HIV & AIDS-related projects and the
Potchefstroom Hospice is one project the fund has supported. The hospice was established in 1998 and assists, on average, 200 patients a month through its adult home-based care programme in the Ikageng,
Potchefstroom, Promosa and Mohadin areas. Two full-time nurses visit patients and families at home, to give support and provide professional care. See www.aga-reports.com/08/Potch-hospice.htm.
The challenges of local economic development: Masakhisane Investment Limited.
The identification, funding and support of viable small businesses remains complex, with high failure rates reported. To overcome this, and promote the development of sustainable local business, AngloGold Ashanti established the Masakhisane Investments Limited in 1999, with the mandate to provide funding to aspiring entrepreneurs in the surrounding communities. During 2008, Masakhisane supported 43 projects, granting loans ranging from as little as R800 to over R240,000, resulting in the creation of some 333 jobs. See case study at www.aga.reports.com/08/Masakhisane.htm.
Hearts of gold programme
The Hearts of Gold programme, introduced in 2004, initially focused on encouraging employees to contribute to causes of their choice, with contributions matched by the company. The programme now also includes employee volunteerism, encouraging employees to contribute their time as well as their money. This reflects the growing trend in corporate social investment to ask not just for cash donations, but the donation of time, skills and expertise. See case study at www.aga-reports.com/08/hearts-of-gold htm.
GHANA
Obuasi’s aquaculture project goes from strength to strength
Obuasi mine’s aquaculture project, established in 2006, was approximately 70% complete by the end of 2008.
A mined-out pit has been converted to a sustainable aquaculture project: fish for the pit are cultivated in fish tanks by community members, with nine cages established and a long-term plan for 35. Additional planned project components include vegetable cultivation, livestock farming, and the re-vegetation of degraded areas.
See case study at www.aga.reports.com/08/Obuasi-aquaculture.htm.

Report to Society 2008

Environment
162
Key developments
162
Renewing the vision, mission and values
162
The year in review
184
Objectives for 2009
184
Case studies

Report to Society 2008

Report to Society 2008

KEY DEVELOPMENTS
•
Integration of community and environmental disciplines at a corporate level.
•
Further development of the group’s position on climate change, including the quantification of its carbon footprint and the identification of potential Clean Development Mechanism (CDM) projects as part of the group’s business case for greenhouse gas (GHG) emission reductions.
•
Start of external review process of the group’s closure planning and liabilities.
•
Good progress with the implementation of the International Cyanide Management Code.
•
Improved environmental reporting contributed to more accurate incident tracking.
•
Occasional discharges of process water above permitted levels by Obuasi Mine in Ghana, and at the West
Wits and Vaal River operations in South Africa continued, although good progress was made with the implementation of corrective measures.
•
AngloGold Ashanti ranked third in the Carbon Disclosure Project’s Carbon Intensive Sector Leadership
Index of the largest 100 companies listed on the JSE.
RENEWING THE VISION, MISSION AND VALUES
The group’s vision, mission and values were reviewed during the year and, consequently, so were the group’s business principles. Further details may be found at: www.anglogoldashanti.com/Values/Values.htm.
One of the group’s six values states:
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.
The group’s business principles in respect of the environment serve also as the policy, and guide regional and business unit policies and practices. (A combined Environmental and Community Policy is currently being developed.) The process of engagement in developing and communicating these new business principles is discussed in a case study: Renewing our commitment to doing things the right way, at www.aga-
reports.com/08/values-renew.htm.
THE YEAR IN REVIEW
Management, systems and accountability
While day-to-day responsibility for environmental issues lies with mine and project management, the group’s corporate environment team provides strategic guidance and monitors performance against company standards. Site-based and regional environmental specialists contribute to operational environmental functioning and combine to form the Environmental Steering Committee at a group level. The senior environmental and community affairs functions at a corporate level were amalgamated during the year, reflecting the reality on the ground, where the natural and social environments are interdependent.
The Board Committee on Safety, Health and Sustainable Development has oversight of environmental matters.
The committee meets on a quarterly basis and members of the corporate environment team are invited to participate in these meetings.
A group-wide biennial environmental workshop was held in Brazil in late 2008 bringing together some
50 participants in the environmental discipline from across the group to discuss a number of issues facing the company, including:
•
discussion regarding local and international environmental initiatives and their potential impact;
•
identification of environmental issues and technical challenges facing the company and its operations;
•
reviewing the next series of draft standards; and
•
AngloGold Ashanti’s new operating framework and how the environmental discipline fits within it.
Environment

Report to Society 2008

As a minimum, all operations are expected to comply with legislation, regulations and permits in their countries of operation, and with the obligations that the company has entered into (ICMM sustainable development framework and position statements, ISO14001, International Cyanide Management Code, etc). All operations are required to implement the group’s Environmental Policy, and country- and operation-specific policies are encouraged as a means of putting it into effect within the local context. Group environmental standards have been and are being developed in support of the policy.
Total group environmental expenditure cannot be reported separately (as is requested by GRI) as aspects of expenditure (such as concurrent rehabilitation, training and development, auditing and certification, and other expenses) are considered to be an integral part of mining and processing operations, and are accounted for as part of operating costs. Additional information on expenditure is reported in the Country and Operational reports, to be found at www.aga-reports.com. The group’s decommissioning and rehabilitation liabilities are reported on page 168.
External awards
CC&V was nominated by state and federal agencies for a National Co-operative
Conservation Award for its contributions to the completion of the community-based
Millsap Tailings Reclamation project. CC&V has also become the first mine to be awarded Gold Leader status in the voluntary Colorado Environmental Leadership
Program (2008 to 2011).
AngloGold Ashanti was ranked third in the Carbon Disclosure Project’s Carbon
Intensive Industries Leadership Index of the largest 100 companies listed on the JSE
Limited in South Africa. The assessment was based on the quality of information disclosed by companies in response to the 2008 questionnaire, which canvassed respondents regarding their approach to climate change-related issues.
Compliance
All requisite environmental permits for current operations are in place or have been applied for, and all operations were in compliance during the year with the following exceptions:
•
the discharge of process water outside of permitted quality levels by Obuasi Mine. See case study: Following up on environmental commitments made in Ghana, at www.aga-reports.com/08/obuasi-update.htm;
•
incidents of non-compliance were reported at the West Wits and Vaal River operations relating to non-
permitted water discharge events;
•
at the Vaal River operations, incidents were reported relating to sulphur dioxide stack emissions exceeding the required thresholds; and
•
a fine of $56,500 was imposed by the Government of Guinea for exceeding permitted dust levels at
Siguiri mine.
Jeff Campbell
Environmental Co-ordinator, CC&V, USA
“Environmental stewardship is a key value of the
company which is also an important value in my daily
life and occupation.”

Report to Society 2008

These incidents are discussed in greater detail on page 162 of this report and a comprehensive schedule of incidents and the remedial actions undertaken is available at www.aga-reports.com/08/environmental-
incidents.pdf.
No other significant fines were received by the company in relation to non-conformance with environmental laws and regulations.
Major permits applied for and/or granted during the year include:
•
The CC&V mine in the United States completed its permit applications for the Cresson Mine Life Extension project. A number of complaints were received about the visual impact of the extension by residents of the
City of Cripple Creek and this issue was successfully resolved through mine planning amendments. A case study on: Public hearings pave the way for CC&V may be found at www.aga-reports.com/08/CC&V-
expansion.htm.
•
Applications for environmental licences were submitted to the Goiás state environmental agency in Brazil for the Serra Grande Expansion project, including the Pequizão underground mine and the elevation of the tailings storage facility (TSF).
•
Environmental studies have been submitted to the regional environmental authority in Colombia prior to further drilling taking place at the La Colosa project.
An area of continued concern is the fact that the water licences applied for by all South African operations in terms of current water legislation have not yet been issued, and these operations are utilising their previous permit requirements. This appears to be due to a lack of administrative capacity in the regional offices of the
Department of Water Affairs and Forestry, and is common across the industry.
Site-specific information on compliance and permitting, as well as the significant environmental incidents, may be found in the country and operational reports at www.aga-reports.com
ISO14001
All AngloGold Ashanti operations have environmental management systems (EMS) in place that are certified to the
ISO14001 standard. All operations are expected to maintain certification to the standard and to meet their individual targets as part of the group’s commitment to continual improvement in environmental performance.
All sites that have been audited as part of the ISO surveillance programme or for recertification have successfully retained their certification. Additionally, the Lamego project in Brazil and the Australian Region Exploration Group
have also achieved certification to the ISO14001 standard.
Corporate Environmental Review Programme
The Corporate Environmental Review Programmme (CERP) first undertaken in 2007, verified that significant environmental aspects had been identified in each operation’s management system, and assessed whether
Environment
Yatela, Mali

Report to Society 2008

Brasil Mineraça
~
o, Brazil
appropriate programmes had been established to monitor and manage these aspects. See the case study in the 2007 Report to Society: Corporate environmental review programme initiated, at www.aga-
reports.com/08/CERP.htm. During 2008, a programme of follow-up visits was undertaken to sites with significant environmental risks to ensure that acceptable controls were either being implemented or maintained. A second
CERP has been planned to start in mid 2009, and will include all AngloGold Ashanti-managed operations. The results of CERP 2007 were used as the basis for the first company-wide environmental award, which was awarded to Brasil Mineração in Brazil. (See below).
Brasil Mineraça
~o receives first group environmental award
AngloGold Ashanti Brasil Mineração, incorporating the Cuiabá and Córrego do Sitio mines and the Queiroz plant, as well as associated facilities, received the group’s first environmental award at an awards function on
5 November 2008. The award was based on the results of the CERP undertaken in 2007.
In the recommendation made by the team of evaluators, it was noted that this operation “displayed excellent on-the-ground environmental performance in a setting which is both geologically and climatically challenging.
A team of experienced professional environmental staff work closely with operating staff on achieving agreed environmental objectives”.
Of special note were the efforts made by the operation in these areas:
•
Biodiversity conservation, through the establishment of several privately-owned conservation areas and the sponsorship of research undertaken by local universities. See case study in the Report to Society 2004 on:
Preserving natural forests – Mata Samuel de Paula at Nova Lima, at www.anglogoldashanti.com.
•
Environmental education of employees and local communities.
•
A mature Environmental Management System, integrating environmental considerations into the organisational culture.
The operation maintains good working relationships with regulators and has made significant strides in dealing with arsenic-related legacy issues evident after well over a hundred years of mining in the area. These mines have also adopted progressive rehabilitation techniques (including revegetation of open-pit high walls) and were the first in the group to carry out an assessment of their carbon footprint. See case study in the Report to Society 2007: Establishing AngloGold Ashanti’s carbon footprint in South America, at www.aga-
reports.com/07/GHGs-SouthAmerica.htm.

Report to Society 2008

Major environmental incidents
All operations are required to report all major environmental incidents to the corporate office. A summary of these reports is submitted quarterly to the company’s Executive Committee and the Board Safety, Health and
Sustainable Development Committee.
The group defines a major incident as one which could affect the company’s reputation or which results in a cost to the company exceeding $100,000, including fines, compensation, clean-up, loss of production, and anticipated litigation costs, etc.
Subject to meeting the above criteria, examples of issues of direct interest include, but are not limited to:
•
matters which, by law, must be reported to government agencies;
•
matters which, by law, are subject to fines and/or penalties;
•
environmental impacts which are by their nature either extensive or likely to have long-term effects;
•
cyanide-related incidents;
•
TSF failures;
•
spillages or leakages of tailings materials, hydrocarbons, acids and other chemicals with impacts beyond the company’s designated containment areas;
•
atmospheric emissions and effluent releases beyond permitted levels;
•
dust emissions above permitted levels which may impact on the company’s reputation; and
•
wildlife mortalities and land clearing activities which may impact on the company’s reputation.
A total of 104 environmental incidents were reported in 2008, far more than in 2007. The reasons for this are discussed below. A schedule of significant incidents during 2008 is published at www.aga-reports.com/08/environmental-
incidents.htm. In order to align with the revised group risk management system, the environmental incident classification system will be revisited during 2009.
Analysing environmental incidents
At the request of the Board Committee on Safety, Health and
Sustainable Development, an analysis of significant incidents over the past five years was undertaken.
The analysis showed that most incidents fall into three categories:
unpermitted gas emissions, unauthorised solution overflows or discharges, and pipeline failures. These occur primarily at the metallurgical operations in South Africa and at the Obuasi Mine in Ghana.
Paradoxically, the increase in the number of incidents reported over time is partly a function of more comprehensive reporting brought about by the implementation of better environmental management systems. This has raised general environmental awareness and instilled a more
knowledgeable and conscientious approach to incident reporting.
Environment
Vaal River, South Africa
Causes of environmental
incidents (2004 to 2008)
Gas emissions
36%
Unauthorised solution
overflows/discharges
29%
Other
14%
Third party activities
5%
Wildlife fatalities
4%
36%
29%
4%
14%
5%
0
20
40
60
80
100
120
Number of incidents reported
06
05
04
07
08
104
33
25
16
25

Report to Society 2008

Mine closure
Mine closure and its associated costs are incorporated into the economic feasibility studies of new projects.
AngloGold Ashanti supports ICMM’s integrated approach to mine closure that considers social, economic and environmental aspects in the closure planning process. Closure plans are in place at all operations. More detail on specific operations’ closure plans may be found in the Country and Operational Reports at www.aga-
reports.com.
Closure plans are typically reviewed and updated annually and take into account operational conditions, community requirements, planning and legislative requirements, international protocols, technological developments and advances in good practice.
A draft integrated closure planning standard has been prepared based on ICMM’s Toolkit for Integrated Mine
Closure Planning, which was published in 2008. By year end, advanced plans were in place to thoroughly review every operation’s closure plans and liability estimates from a technical and accounting perspective. The objective of the review is to compare current plans with the standard, recommend how they should be revised, if appropriate, and adjust the company’s closure liabilities, if necessary. This process is expected to be completed during 2009 and, in addition to the plans and liabilities information, it is intended that it will generate a group-specific tool for assessing closure liabilities.
While actual closure costs may only be fully determined at the time of closure, as at 31 December 2008 the total estimated liability amounted to $404.9 million (2007: $445.8 million). This decrease is largely owing to exchange rate fluctuations. Provisions for decommissioning and rehabilitation are made in all jurisdictions in the format prescribed by law, and a range of methods are employed including trust funds, bonds and bank guarantees.
George Kennedy
Processing Shift Supervisor, Australia
“In order for our business to be sustainable, we need to take care of the environment in which we work. Environmental
values are important to me. I’m proud that AngloGold Ashanti is developing innovative solutions to mitigate environmental and climate risks at all its operations.”
Obuasi, Ghana

Report to Society 2008

Environment
Rehabilitation and decommissioning liabilities
2008
2008
2007
Rehabilitation
Decommissioning
Total*
Region
$ million
$ million
$ million
$ million
Corporate
0                       0
0
2.1
Corporate*
0                       0
0
2.1
Argentinia
12.7
10.4
23.0
16.0
Cerro Vanguardia
127
10.4
23.0
16.0
Australia
15.3
4.4
19.7
47.6
Sunrise Dam
15.3
4.4
19.7
25.1
Brazil
11.6
22.9
34.5
36.4
Brasil Mineração
5.9
16.8
22.7
29.9
Serra Grande
1.8
3.6
5.4
6.5
Sao Bento Mineração
3.9
2.5
6.4
–
Ghana
44.1
31.7
75.9
73.7
Iduapriem
13.0
8.8                                       21.9
19.8
Obuasi
31.1
22.9                                       54.0
51.3
Cluff Resources**
–
–
–
2.6
Guinea
20.3
14.8                                       35.1
35.7
Siguiri
20.3
14.8
35.1                  35.7
Mali
10.8
17.5                                       28.3
24.1
Morila
2.3
1.6
3.9                    3.9
Sadiola
6.1                    8.2
14.3
11.7
Yatela
2.4
7.7
10.1
8.5
Namibia
1.6
1.7                                         3.2
3.3
Navachab
1.6
1.7
3.2
3.3
South Africa
46.5
48.9
95.4
127.3
Great Noligwa
2.1
8.3
10.4
17.3
Kopanang
2.7                    8.9
11.7
17.9
Tau Lekoa
2.7
3.4
6.1
6.6
Moab
7.1
6.6
13.7                    2.2
TauTona
7.9
7.0
14.9                  10.5
Savuka
1.9
3.6                                         6.0
5.2
Mponeng
1.9
4.7
6.6                    7.8
Legacy projects - Vaal River
4.3                    0.5
4.8
15.6
Legacy projects - West Wits
1.0
5.2                                         6.2
2.2
Ergo***
15.0
0.1                                        15.1
24.1
Nufcor
0                    0.5
0.5                      –
Tanzania
22.1                  24.0
45.8                  47.5
Geita
22.1
24.0                                        45.8
47.5
USA
41.3
2.8
44.1
34.6
CC&V
41.3
2.8
44.1
34.6
Total
226.3
178.7                                     404.9
445.8
* Assets held through the corporate office were disposed of during 2008.
** The liabilities related to Cluff Resources concern Obuasi and have been incorporated into that figure.
*** Although Ergo has been sold, the company retains certain liabilities until the sale conditions have been fully met.
The liability for decommissioning represents the cost that will arise from rectifying impacts caused before the start of production. The liability for rehabilitation represents the cost of restoring the site after the start of production.

Report to Society 2008

Planning for closure at Sunrise Dam
Planning for closure at the Sunrise Dam gold mine in Australia has been undertaken using a risk-based approach that is consistent with the
Strategic Framework for Mine Closure. This plan is a ‘living’ document that is subject to ongoing revision and is aimed at meeting the mine’s objective of creating a safe, stable, non-polluting landform on site that is compatible with surrounding land uses and supported by
stakeholders.
A management structure and approach has been defined for the implementation of the closure plan before, during and after closure.
In total, 15 different Closure Management Units (CMUs) have been developed, with individual management plans developed for each CMU.
These plans list all the obligations, risks and objectives of each CMU and contain both a closure implementation plan and closure improvement plan. Conceptual closure criteria and a summary of costs are also provided.
An assessment of the socio-economic impact of closure on the local and regional contractors and communities will be conducted prior to closure, currently planned for 2015.
Engaging with communities and employees
Communicating with employees and affected communities is an integral part of the ISO14001-based EMSs.
Depending on the nature of the operation and its proximity to and relationship with neighbours, extensive engagement may need to be undertaken. Community engagement is dealt with extensively in the
Community section of this report, starting on page 138, and should be read in conjunction with this section.
In line with the requirements of ISO14001, environmental training is provided to employees and contractors.
Sunrise Dam, Australia
Serra Grande, Brazil

Report to Society 2008

Engaging with local communities at Geita
Communication with local communities in respect of environmental issues at Geita is undertaken on both a formal and informal basis. Monthly meetings are held with a community forum to discuss any changes being considered by the mine and to understand and respond to issues raised by the community. In 2008, the two major concerns raised by the community related to:
•
allegations of heavy metal pollution at Nyakabale village. See case study: Allegations of environmental damage at Geita, at www.aga-reports.com/08/Geita-pollution.htm; and
•
silt from the waste dump (WD15) entering the environment and affecting the residents of Nyamalembo. To deal with this a bund wall and silt settling pond have been constructed at the toe of the waste dump.
Informal education of local communities in respect of environmental issues is conducted, alongside a more formal cyanide awareness programme. Nursery owners are provided with training on indigenous seed collection and cultivation, with villagers from both Nyakabale and Nyamalembo villages involved in the rehabilitation of areas disturbed by mining.
An annual report is submitted to the Ministry of Energy and Mines and the Ministry is notified of any significant incidents.
Resource management and usage
A central tenet underlying the group’s targets and performance is its commitment to optimising resource usage and reducing waste. The nature of the orebody, mining methods and metallurgical processes employed differ from mine to mine, as do the circumstances in which mines operate. Hence, environmental priorities are identified and dealt with on a site-by-site basis.
Detailed disclosure on performance in respect of certain indicators may be found in the Environmental
Performance Indicator Appendix on the website at www.aga-reports.com/08/env-appendix.pdf. This table provides responses to the core environmental indicators listed by the GRI and the Mining and Metals
Supplement, by country and operation where this is available.
Environment
Geita, Tanzania

Report to Society 2008

Resource use efficiencies are reported on more fully below and include the primary resources of environmental importance used by the group namely cyanide, water, and energy. Note that resources used at Morila have been excluded as the mine is no longer managed by AngloGold Ashanti. Data for 2007 and 2006 have accordingly been restated for comparative purposes.
Cyanide management and usage
Cyanide is a vital reagent in the gold recovery process, without which the gold deposits mined today would not be viable. Since different gold recovery processes and ore types use varying concentrations of cyanide to maintain acceptable gold recovery efficiencies, relative cyanide usage is not necessarily a measure of performance. Rather, the efficiency of usage at a particular site and whether there have been any environmental incidents involving cyanide are key measures.
Total cyanide usage by AngloGold Ashanti increased by 6% in 2008 to 26,803,755 kilograms. In terms of efficiency, cyanide usage per ounce of gold produced increased by 3.3% to 5.01 kilograms (2007: 4.85
Vanguardia. The spill was, however, effectively contained and managed on the mine site and no harm was caused to the environment. See the schedule of significant environmental incidents at www.aga-
reports.com/08/environmental-incidents.htm.
The global mining industry, including AngloGold Ashanti, has done much over the past 10 years to minimise risk associated with the use of cyanide. AngloGold Ashanti managed sites are signatories to the International
Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the
Cyanide Code), to which the group was a founding signatory. This code is a voluntary industry initiative developed under the auspices of the United Nations Environment Programme (UNEP) specifically to promote responsible management of cyanide used in gold mining, to enhance the protection of human health, and reduce the potential for environmental impacts.
A key target of the Cyanide Code is its full implementation by all signatories, and an independent audit of this by all participants’ operating subsidiaries. See page 172 for AngloGold Ashanti’s operations which have been externally certified to be in full compliance with the code. See the case study, Navachab works toward Cyanide
Code certification, at www.aga-reports.com/08/Navachab-cyanide.htm. For further information on the Cyanide
Code, see www.cyanidecode.org.
Sunrise Dam, Australia
kilograms per ounce). There was one reportable incident involving process water containing cyanide at Cerro

Report to Society 2008

Progress made with implementation of Cyanide Code
Status of
Planned certification
Certification date
implementation
audit date
Argentina
Cerro Vanguardia
Gap analysis concluded 2010 –
Australia
Sunrise Dam
Full compliance N/A January 2008
Brazil
Mineração
Serra Grande
Full compliance N/A February 2008
Queiroz Gold Plant Full compliance N/A February 2008
Córrego do Sitio Full compliance N/A February 2008
Ghana
Obuasi
Gap audit concluded 2010 –
Iduapriem Gap audit concluded 2010 –
Guinea
Siguiri
Substantial compliance Completed in Third quarter 2009
1
October 2008
Mali
Sadiola
Substantial compliance Completed in Third quarter 2009
2
October 2008
Yatela Full compliance Completed in Second quarter 2009
3
November 2008
Namibia
Navachab
Substantial compliance Completed in Second quarter 2009
4
November 2008
South Africa
Vaal River
East Gold Plant
Full compliance N/A July 2007
Noligwa Gold Plant Full compliance N/A July 2007
Kopanang Plant Full compliance N/A July 2007
West Gold Plant Full compliance N/A June 2007
West Wits
Mponeng Plant
Full compliance N/A April 2008
Savuka Plant Full compliance N/A May 2008
Tanzania
Geita
Gap audit concluded 2010 –
USA
CC&V
Full compliance N/A September 2007
1
Pending conclusion of obligatory WAD cyanide sampling campaign and successful transport audit.
2
Pending completion of actions identified during certification audit and successful transport audit,
3
Pending successful completion of cyanide transport audit.
4
Pending successful completion of cyanide transport audit.
Environment
Vaal River, South Africa

Report to Society 2008

0
5,000
10,000
15,000
20,000
25,000
30,000
Group cyanide usage (000kg)
06 07 08
26,803
28,552
29,966
0
1
2
3
4
5
6
Group efficiency – cyanide
usage (kg/oz of gold produced)
06 07 08
5.01
4.85
4.41
An area of concern that is being addressed by the group is the weak acid dissociable (WAD) cyanide levels at
Geita in Tanzania and at Cerro Vanguardia in Argentina. While the tailings facility pool water is generally in compliance with the Cyanide Code (below 50 ppm), readings at the tailings discharge points at both sites often remain above this level. Though only one incident of this nature was recorded at Geita in 2008, the risk remains. A two-pronged project, investigating cyanide detoxification options, as well as preventing exposure of birds to high WAD cyanide levels at discharge points, has started at Geita.
Cyanide usage by operation
Cyanide usage (kg)
Efficiency (kg/oz)
2008
2007
2008
2007
Argentina
Cerro Vanguardia
516,000
548,000
3.10
2.48
Australia
Sunrise Dam
1,632,674
1,559,159
3.77
2.60
Brazil
Brasil Mineração
441,000
1
169,200
1.38
0.53
Serra Grande
362,000
2
314,000
2.08
1.73
Ghana
Obuasi
4,360,488
3
5,212,700
12.21
14.48
Iduapriem
1,088,000
1,206,000
5.44
6.14
Guinea
Siguiri
2,692,000                    2,377,000
6.87
7.22
Mali
Sadiola
4,113,152
4,282,200
9.09
11.62
Yatela
998,000
4
748,000
6.05
2.49
Namibia
Navachab
875,000                   1,022,000
12.87
12.78
South Africa
West Wits
1,016,000
5
1,434,188
1.04
1.34
Vaal River
3,428,000
3,917,812
3.06
3.11
Tanzania
Geita
2,226,000
2,258,000
8.43
6.91
USA
CC&V
3,055,441
3,504,000
11.84
12.43
Group
26,803,755
28,552,259
5.01
4.85
1
Increased in 2008 due to the full ramp-up of the Cuiabá expansion, which started in 2007.
2
Increase attributed to additional production requirements.
3
Lower tonnes treated and improved cyanide consumption efficiencies.
4
Increased consumption due to a high ratio of sulphide-to-oxide ore being treated.
5
Owing to decreased production requirements.

Report to Society 2008

Sadiola, Mali
Water
The availability of water varies from region to region, with some operations located in high rainfall areas, and others in extremely arid areas. Topography, mining and processing methods and the mineralogical composition of the orebody are also important factors in determining site-specific water management approaches. In addition to minimising absolute water abstraction, attention is paid to recycling water at operations.
Surface and groundwater monitoring programmes are in place at the operations, which look for signs of ineffective water pollution prevention controls, allowing management to put in place an appropriate response.
In 2008, total fresh water usage by AngloGold Ashanti decreased by 3.9% to 53,617,295 m
3
. (2007:
55,796,923 m
3
). From an efficiency point of view, consumption per ounce of production rose by 5.8%, at
10.02 m
3
per ounce of gold produced.
Extensive engagement between affected parties on the discharges from various mining, industrial and agricultural sources into the Wonderfontein Spruit (stream) continued during the year. AngloGold Ashanti actively participates in two forums committed to dialogue surrounding the Wonderfontein Spruit issue: the
Wonderfontein Spruit Catchment Area Project Technical Working Group (WCAPTWG), and the local Mining
Interest Group (MIG). In 2008 there were moves to connect and interlink these two forums, to encourage better communication regarding the Spruit, and to prevent duplication of effort.
Key to AngloGold Ashanti’s involvement in this effort is a project to increase the storage capacity of the North
Boundary Dam, which captures process water overflows on the northern boundary of the West Wits operations. The stormwater management capacity at the West Wits operations has improved in a phased approach since 2002, yet during periods of high rainfall and/or significant operational interruptions it is possible for the North Boundary Dam to overflow towards the Wonderfontein Spruit. See the case study on: Mitigating the risk of discharge into the Wonderfontein Spruit, at www.aga-reports.com/SA-water.htm.
Environment

Report to Society 2008

Fresh water usage
Water usage (m
3
)
Efficiency (m
3
/oz of water)
2008
2007
2008
2007
Argentina
Cerro Vanguardia
899,346
1,036,741
5.40
4.70
Australia
Sunrise Dam
1,981,829
1,742,339
4.58
2.90
Brazil
Brasil Mineração
3,052,481
1
4,163,381
9.54
13.13
Serra Grande
400,000
399,300
2.30
2.19
Ghana
Obuasi
9,419,952
10,621,257
26.39
29.50
Iduapriem
100,000
5
100,000
0.50
0.51
Guinea
Siguiri
3,920,554
2
2,959,121
10.01
8.98
Mali
Sadiola
5,988,988                      5,714,334
13.23                    15.51
Yatela
934,231
3
1,120,000
5.66
3.73
Namibia
Navachab
1,194,214                      1,116,821
17.56
13.96
South Africa
West Wits
5,263,456
5,569,486
5.37
5.21
Vaal River
15,695,170
17,217,443
14.03
13.69
Tanzania
Geita
3,048,430                      2,670,066
11.55
8.17
USA
CC&V
1,718,644
4
1,366,634
6.66
4.85
Group
53,617,295                      55,796,923
10.02
9.47
1
Due to increased efficiency of water recycling.
2
Consumption increased due to higher production profile.
3
Poor rainfall over the previous two years resulted in reduced groundwater availability, and water aquifer abstraction during 2008 has reduced as a consequence.
4
CC&V increased the volume of water in the pad to increase solution flows and thus gold recovery.
5
An estimate of ground water abstraction.
0
10,000
20,000
30,000
40,000
50,000
60,000
Group fresh water usage
(000m
3
)
06
07
08
53,617
55,796
57,319
0
2
4
6
8
10
12
Group efficiency of water
usage (m
3
/oz of gold produced)
06
07
08
10.02
9.47
9.40

Report to Society 2008

Energy management and usage
Mining activities use significant amounts of energy, for transporting employees, equipment, ore and waste, for ventilation and refrigeration in underground mines, to power drilling and the use of other equipment, to run metallurgical plants and administration offices, and for domestic uses in on-site accommodation facilities.
In 2008, AngloGold Ashanti’s total energy consumption from all sources was 29,264,362 GJ, a decrease of
2.2% from 2007 (2007: 29,925,687 GJ). Energy usage per ounce of gold produced increased by 7.7% to 5.47
GJ per ounce of gold produced (2007: 5.1 GJ).
Electricity is typically purchased from national grids or generated using heavy fuel oil or diesel at remote locations. The major exception to this is Brasil Mineração in Brazil, where the company’s own hydro-electric power facilities provide 75.6% of that operation’s electricity supply. See case study in the Report to Society
2004: The use of hydro-electric power in Brazil, at www.anglogoldashanti.com.
The group is dependent on the national or regional electricity provider for the fuel mix used in the electricity grid.
In South Africa, the largest regional electricity user in the group, energy is generated predominantly from coal.
Energy efficiency is a company imperative from a cost perspective. Typically, 18.5% of the group’s total cost are related to energy.
Increasingly, energy is a scarce resource and can limit current and new project production. In Argentina, South
Africa and Ghana, for example, energy-supply issues have had a negative impact on operations during the year.
Capacity constraints at South African power utility Eskom resulted in nationwide power outages in late
2007/early 2008.
In addition, the role of energy generation in greenhouse gas emissions (GHG) provides further impetus for reduction. AngloGold Ashanti’s operations continue to investigate options for low-carbon energy. See the discussion on reducing carbon emissions overleaf and the case study: AngloGold Ashanti’s response to the power crisis, at www.aga-reports.com/08/power-SA.htm.
Environment
CC&V, USA

Report to Society 2008

Energy usage
Energy usage (GJ)
Efficiency (GJ/oz)
2008
2007
2008
2007
Argentina
Cerro Vanguardia
1,189,203 1,170,596 7.14 5.31
Australia
Sunrise Dam
1,900,910 1,978,167 4.39 3.30
Brazil
Brasil Minerãçao
847,621 781,310 2.65 2.46
Serra Grande 328,555 311,456 1.89 1.71
Ghana
Obuasi
2,017,122
10
2,484,700 5.80 6.90
Iduapriem
1,016,368                       944,479
5.08 4.81
Guinea
Siguiri
1,820,098                    1,714,517
4.65 5.20
Mali
Sadiola
1,729,516                    1,665,765
3.82 4.52
Yatela 555,233 577,412 3.37 1.92
Namibia
Navachab
360,510                       320,275
5.30 4.00
South Africa
West Wits
5,727,095 5,789,711 5.84 5.42
Vaal River 6,953,481 7,365,629 6.21 5.86
Tanzania
Geita
3,307,836 3,351,884 12.53 10.25
USA
CC&V
1,548,626 1,469,786 6.00 5.21
Group 29,356,172 29,925,687 5.49 5.08
10
Overall energy usage has decreased owing to the more stable Volta River Authority power supply which negated the need to run on-site diesel power generators.
0
5,000
10,000
15,000
20,000
25,000
30,000
Group energy usage (000GJ)
06
07
08
29,356
29,925
29,756
0
1
2
3
4
5
6
Group efficiency – energy
usage (GJ/oz)
06
07
08
5.49
5.08
4.88

Report to Society 2008

Reducing greenhouse gas emissions
In 2008, AngloGold Ashanti embarked on a process to develop a business case for responding to climate change. See case study on Developing a business case for climate change, on page 204 or at www.aga-
reports.com/08/climate-change.htm. This follows the setting of targets by the CEO in December 2007 to reduce group energy consumption by 15% per ounce of gold produced in the short- to medium-term, and a medium-
to longer-term target of reducing GHGs by 30% per ounce of gold produced. See case study in the Report to
Society 2007: AngloGold Ashanti and climate change, at www.aga-reports.com/07/climate-change.htm.
AngloGold Ashanti believes that climate change presents both physical and financial risks, as well as opportunities for the company, and these have been and are being considered.
A three-part study, begun in greater detail in September 2008, includes:
•
a group-wide assessment to determine in greater detail the GHG footprint of all AngloGold Ashanti operations using 2007 as the benchmark year;
•
a comprehensive assessment to determine the risks to which the company is exposed as a result of climate change. Various risk categories (financial and investment, physical, and legal/regulatory) are being considered; and
•
the identification of potential opportunities to expand on the group’s energy savings and energy efficiency projects and to reduce the company’s dependence on fossil fuels. This component will identify opportunities where GHG emissions can be reduced to minimise the group’s GHG footprint and where carbon credits can be realised and potentially traded in order to offset the costs of these opportunities and to contribute to the company’s bottom line.
Given the group’s focus on delivering value, the approach taken was that the process should identify multiple and highly probable Clean Development Mechanism (CDM) projects. For AngloGold Ashanti, carbon trading presents a particular opportunity; around 84% of the company's gold production comes from developing countries, which are eligible for CDM projects.
Environment
Brasil Mineraça
~
o, Brazil

Report to Society 2008

GHG emissions
Tonnes of CO
2
e
Efficiency (CO
2
e/oz)
2008
2007
2008
2007
Argentina
Cerro Vanguardia
75,512
74,182
0.45
0.34
Australia
Sunrise Dam
147,423
154,173
0.34
0.26
Brazil
Brasil Minerãçao
15,192
1
10,060
0.05
0.03
Serra Grande
7,921
2
6,785
0.05
0.04
Ghana
Iduapriem
69,241
3
51,729
0.35
0.26
Obuasi
126,585
4
110,193
0.35
0.31
Guinea
Siguiri
133,714
129,653
0.34
0.39
Mali
Sadiola
128,001
125,089
0.28
0.34
Yatela
41,093
42,734
0.25
0.14
Namibia
Navachab
17,362
5
13,267
0.26
0.17
South Africa
West Wits
1,595,197
1,538,933
1.63
1.44
Vaal River
1,785,413
1,848,984
1.60
1.47
Tanzania
Geita
243,559
252,834
0.92
0.77
USA
CC&V
163,060
152,140
0.63
0.54
Group
4,549,273
4,510,756
0.85
0.77
Calculated from direct and indirect fossil fuel usage plus emissions of ozone depleting substances and utilising WRI-WBCSD GHG Protocol
Initiative default data, or where available, supplier emission factors.
1
Attributed to the increased diesel usage in the energy mix.
2
Attributed to the increased diesel energy requirements associated with the new Palmeiras mine and bigger fleet in use at the open-pit area.
3
Despite overall energy usage reducing at Obuasi, the GHG emissions have increased because the electricity grid emission factor per unit in
Ghana escalated from 83.5g CO
2
e per kWh to 203.7g CO
2
e per kWh.
4
Higher ratio of fossil fuel usage in 2008 compared with 2007.
5
Diesel consumption increased as a result of additional shifts worked per week.
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
Group GHG emissions
(000t CO
2
e)
06 07 08
4,549
4,511
4,642
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
Group efficiency – GHG
emissions (CO
2
e/oz)
06 07 08
0.85
0.77
0.76

Report to Society 2008

In 2008, AngloGold Ashanti’s operations emitted 4,546,273 tonnes of CO
2
e (direct and indirect emissions), a
decrease of 0.79% on the 4,510,756 tonnes of CO
2
e emitted in 2007. From an efficiency perspective, CO
2
e
emissions increased by 10% to 0.85 CO
2
e/oz.
Preventing pollution
Means to minimise and prevent pollution by operations of the surrounding environment are considered and typically built into mining projects at the beginning of the project. However, this has not always been the case at operations that were established many decades ago, when legislation was less stringent and when technologies and practices used today were largely unknown. This has resulted in the capacity of the pollution prevention systems at several operations being unable to meet current requirements. Projects to address this are in place at affected operations in South Africa and Ghana.
Ghana
One such legacy issue being addressed is the impact of pollution from the Sansu and Pompora tailings storage facilities at Obuasi in Ghana. Here, illegal discharge of cyanide and arsenic into the environment led the
Ghanaian Environmental Protection Agency (EPA) to issue an Enforcement Notice for the closure of these facilities for a period of 12 days in 2007 and to an extended Enforcement Notice requiring remediation by June
2008. (This deadline was subsequently extended to June 2009). See the case study in the Report to Society
2007: Programme to deal with environmental legacy issues at Obuasi, at www.aga-reports.com/07/obuasi-
environment.htm, and the case study on the progress made in 2008, Following up on environmental commitments Ghana, at www-aga-reports.com/08/Obuasi-environment-update.htm.
Mali
A $350 million lawsuit by Malian NGO Action pour l’environnement et la santé (APES) for alleged damage to the environment and communities by gold mines in Mali has been dismissed on several occasions. Although the courts have indicated that APES has no case, APES has appealed the court decision. The appeal is yet to be heard by the Malian courts.
Environment
Mashiwayinkosi Mbatha
Assistant Human Resources Officer, TauTona, South Africa
“Health and safety are very important in an industry such as ours. It is important to me that our gold gets produced safely, but in order for employees to work safely, they also need to be healthy. The prevention of HIV and other health threats is important for the survival of our mines. Everyday as part of my job as a peer
educator, I motivate all employees to get tested and treated for
HIV/AIDS.”

Report to Society 2008

Tanzania
At Geita in Tanzania, a project was undertaken to evaluate and respond to allegations that the mine was a source of elevated heavy metal concentrations in soil, stunted crop growth and ailing health of the nearby
Nyakabale village. The allegations were published by the Norwegian news services Norwatch. For further information, see the case study: Allegations of environmental damage at Geita, at www.aga-
reports.com/08/Geita-pollution.htm. Further, work is being done to manage and minimise acid rock drainage
Guinea
At Siguiri in Guinea, work has continued to address the issue of dust. See case study on: Progress with dust management at Siguiri, in the Report to Society 2007 at www.aga-reports.com/07/siguiri-dust.htm.
Dust is a nuisance for the mine and community members particularly during the dry, windy season, when the harmattan (north-easterly trade winds), blows in from the Sahara Desert. Dust is generated from both mining areas (ore stockpiles, open pits, waste rock dumps and tailings storage facilities) as well as mine and community roads. Trials on the use of molasses as a dust suppressing agent have continued.
Brazil
Remediation of the old tailings deposit areas at Matadouro and Madeira continued during the year, in terms of an agreement reached between the company and the state environmental agency. By year-end, four of the seven areas had been recovered and integrated back into the communities at a total cost to the company of
$4 million. See case study in the Report to Society 2004: Rehabilitation of old tailings deposit at Nova Lima, at
www.anglogoldashanti.com
Argentina
During 2008, an ambitious project at Cerro Vanguardia Mine to prevent the possibility of groundwater contamination was successfully completed. Part of the Cerro Vanguardia TSF is located on a long, thin intrusion of hard rock, running a few metres below the surface, which creates a natural conduit for water seeping down into the earth. See case study: Isolating a geological feature to prevent groundwater contamination at Cerro
Vanguardia, at www.aga-reports/com/CVSA-cyanide.htm.
Biodiversity stewardship
AngloGold Ashanti, as part of its commitment to environmental stewardship, considers long-term sustainability of the land on which its operations are located to be an integral part of its responsibility. A number of its operations and projects are located in environmentally sensitive areas.
A key objective for the year was to use the ICMM’s Good Practice Guidance to improve the management of biodiversity-related issues in association with appropriate external organisations. A new draft standard on biodiversity, currently under development, is based on the ICMM document.
In South Africa, implementation started on the recommendations of the Biodiversity Assessment project completed in 2008. The South African Mining and Biodiversity Forum, a forum comprising industry, NGOs and government, which is currently chaired by an AngloGold Ashanti representative, is developing guidelines based on the ICMM guidance that are focused on South African conditions.
In respect of operations and projects located in areas of the Atlantic Forest and Cerrado ecosystems in Brazil,
AngloGold Ashanti is participating in a committee formed by the local mining companies to develop an environmental and economic zoning study that will guide the future economic use and preservation of the areas.
(ARD) at Geita. See the case study, Addressing acid rock drainage at Geita at www.aga-reports.com/08/
Geita-environment.htm.

Report to Society 2008

A threatened species inspection was completed prior to the commencement of exploration activities by the
Australian region exploration group. Data collected during these inspections and baseline surveys are added to the region’s geographical information system (GIS) for consideration when planning future exploration activities.
See case study: Update on biodiversity and heritage protection in the Australian region, at www.aga-
reports.com/09/Tropicana-biodiversity.htm.
In South Africa, research into the use of phyto-remediation technologies to prevent and repair environmental damage on TSFs has continued. See case study: Growing vegetation to reduce environmental damage, at
www.aga-reports.com/08/phyto-remediation.htm.
An important part of the planning and implementation of any rehabilitation work is the restoration of areas disturbed by mining to appropriate levels of biodiversity and land use. A particular challenge that is being dealt with by Cerro Vanguardia in Argentina is how to encourage revegetation under particularly difficult conditions.
The mine is located in the arid Patagonia Desert region. Compounding this is the low availability of topsoil and the fact that the mining method favours the creation of rocks and boulders, offering little suitable resources for the rehabilitation of waste rock dams.
Further, at Córrego do Sítio mine in Brazil, successful rehabilitation is complicated by the non-cohesive soil material and high levels of rainfall in the area, and consequently high levels of soil erosion. See the case study:
Mine site rehabilitation performance assessment training at Córrego do Sítio, at www.aga-
reports.com/08/Corrego-rehab.htm.
Environment
Obuasi, Ghana

Report to Society 2008

Land management – Total area of land (ha) leased, or managed for production activities or extractive use
Argentina Australia     Brazil    Ghana   Guinea
Mali
Namibia    South  Tanzania    USA
Africa
Total land
managed
51,200
16,740
23,623
78,000   159,233   40,952
6,153   17,752    17,509
2,366
Total land
disturbed and not
7,500
1,881
605
2,605
960
1,860
311
6,436
2,749
1,649
yet rehabilitated
– opening balance
Total amount of
land newly disturbed
0
22
22
1
52
61
50
117
14
0
within the reporting
year (ha)
Total amount of land
newly rehabilitated
within the reporting
170
0
18
32
25
17
0
53
11
10
to agreed upon
end use (ha)
Total amount of land
disturbed and
7,270
1,903
608
2,578
988
1,877
311
6,500
2,751
1,639
not yet rehabilitated
– closing balance (ha)
Environmental impacts of gold, and transportation of gold
Gold as a metal is benign and has very little environmental impact. Only a small proportion of the rock mined and moved contains gold-bearing ore. Key transport-related aspects for AngloGold Ashanti are:
•
Transportation of people, materials, ore and waste:
– vertical transport (cages and skips containing both ore and waste) and
– horizontal transport (locomotives or vehicles hauling ore and waste).
•
Gold mining operations are frequently located in remote locations, necessitating the transport of employees to and from work by road (as at Cerro Vanguardia, for example) and by air (at Sunrise Dam, for example).
•
As far as possible, processing activities are located on-mine to minimise the transport of gold-bearing ore and waste.
•
Transport of gold bullion by air to refineries.
The primary impact therefore of transportation activities by AngloGold Ashanti is related to energy use and the associated GHG emissions. GHG emissions generated by ore and waste transporting activities within the production of gold are a major component of the group’s carbon footprint.
The greatest potential for negative environmental impacts relates to the transport to sites of cyanide and other chemicals such as hydrochloric acid and sodium hydroxide. As a signatory to the Cyanide Code, great care is taken as part of this process. Controls are in place in accordance with national and international requirements, such as HazChem labelling, vehicle and container safeguards, and emergency response systems. No incidents were recorded in relation to the transport of chemicals during the year.

Report to Society 2008

OBJECTIVES FOR 2009 – 2011
•
Maintain certification to the ISO14001 Environmental Management System Standard and incorporate community aspects by 2011.
•
Develop during 2009 quantitative performance targets for energy and water.
•
Implement in 2009 and ensure ongoing application of the Integrated Incident Notification and Reporting
System across managed activities.
•
Start implementation of the environment management standards to be approved in 2009, namely:
•
Closure and rehabilitation
•
Water
•
Air quality
•
Chemicals
•
Waste
•
Biodiversity
•
Land use
•
Continue the development and roll out of additional management standards and guidelines, as required.
•
Address key opportunities and risks identified by the 2008 climate change study.
•
Review closure planning practices during 2009.
•
Conduct a Corporate Environmental Review Programme biennially.
CASE STUDIES:
Case studies describing some of the challenges that are faced, and how the group is addressing these, may be found at
www.aga-reports.com, or at the specific urls listed below.
GROUP
Developing a business case for climate change
In September 2008, AngloGold Ashanti embarked on a three-part study to develop a group-wide response to climate change. The three focus areas included: assessment of the GHG footprint of the company’s operations;
assessment of the level of potential risk arising from climate change; and the identification of potential opportunities to expand on the group’s energy savings and energy-efficiency projects. This case study reports on the initial findings of this work. See case study on page 204 or at www.aga.reports.com/08/climate-change.htm.
ARGENTINA
Isolating a geological feature to prevent groundwater contamination by cyanide at Cerro Vanguardia
During 2008 an ambitious project at Cerro Vanguardia mine to prevent the possibility of groundwater contamination was successfully completed. Cerro Vanguardia is located on a long, thin outcrop of hard rock, running a few metres below the surface, which creates a natural conduit for the water seeping down into the earth from the TSF. A project to isolate the intrusion to prevent groundwater contamination was completed during the year. See case study at www.aga-reports/com/08/CVSA-cyanide.htm.
BRAZIL
Mine site rehabilitation performance assessment training
An important part of the development of the Córrego do Sítio mine, located near the Santa Barbara town in the
Minas Gerais province, in south-eastern Brazil, has been the planning for and execution of the rehabilitation of land affected by mining. After AngloGold Ashanti’s biennial environmental workshop, delegates attended training on a low-cost, rapid rehabilitation performance assessment methodology. See www.aga-
reports.com/08/corrego-rehab.htm.
Environment

Report to Society 2008

AUSTRALIA
Update on biodiversity and heritage protection at Tropicana
The third phase of thoroughly mapping the ecosystem around AngloGold Ashanti’s Tropicana exploration operation continued throughout 2008. The objective of the project was to address the recognition of the rich diversity of plant and animal species and a number of vegetation communities of interest, at the tenement package held by the joint venture. Meticulous surveying of animals, plants and the land was carried out. See case study at www.aga-reports.com/08/Tropicana-biodiversity.htm.
SOUTH AFRICA
Growing vegetation to reduce environmental damage
AngloGold Ashanti has planted around half a million trees over the last decade for research on using phyto
(plant) technologies to prevent and repair environmental damage from the company’s TSFs.To date, all gold and uranium mine TSFs in South Africa are unlined and many are uncovered. Most emit dust and seepage containing salts and metals which can contaminate the surrounding environment. See case study at www.aga-
Mitigating the risk of discharges into the Wonderfontein Spruit
Engagement has continued between key role players to address the impact of historical mining activities in the vicinity of the Wonderfontein Spruit, north of AngloGold Ashanti’s West Wits operations. Within AngloGold
Ashanti, effort has focused on the project to increase the storage capacity of the North Boundary Dam, which captures process water overflows on the northern boundary of the West Wits operations. The project is scheduled for completion in 2011. See case study at www.aga-reports.com/08/wonderfontein-spruit.htm.
GHANA
Following up on environmental commitments in Ghana
During 2008, significant process was made in the commissioning of a process water treatment plant at Obuasi mine, one of a number of interventions taken to address the legacy issue of water pollution from the Sansu and
Pompora tailings storage facilities. Significant sections completed during the year include the Carbon-in-
Solution (CIS) plant and the Rotating Biological Contractors (a microbial water treatment technology originally developed on the mine). See case study at www.aga.reports.com/08/Obuasi-environment-update-htm.
NAMIBIA
Navachab works towards cyanide code certification
In 2005 AngloGold Ashanti became a founding signatory to the International Cyanide Management Code, a voluntary initiative for the gold mining industry that focuses on the safe management of cyanide produced, transported and used for the recovery of gold. This case study outlines the process of implementing the code at
Navachab mine. www.aga-reports.com/08/Navachab-cyanide.htm
TANZANIA
Allegations of environmental damage at Geita
A draft thesis, written by a Masters student at the University of Dar es Salaam, alleged that soil samples of a number of heavy metals in the area around Nyakabale village near Geita Gold Mine contained a sufficiently high quantity to constitute a health threat. In response, the company has initiated a water and sediment analysis programme, as well as submitting the thesis for an independent assessment. See www.aga-
reports/com/08/Geita-environment.htm.
Addressing acid rock drainage at Geita
Acid rock drainage (ARD) is a notable environmental concern in the mining industry. ARD occurs when sulphide-bearing rocks are exposed to air and water. Mining activity disturbs these rocks and exposes the sulphide minerals in them to oxygen (O
2
) in the air and water (H
2
O), which react and form reaction products.
Geita Gold Mine in Tanzania is actively addressing this issue. See www.aga-reports.com/08/ARD-Geita.htm.
reports.com/08/phyto-remediation.htm.

Report to Society 2008

Report to Society 2008

Case studies
188
Developing a new blueprint for safety and health for AngloGold Ashanti
192
New approach to safety and health in South Africa pays dividends
196
Converting mineral wealth to national treasure: the challenges of mining and development
202
Developing a business case for climate change
208
An integrated approach to land management for AngloGold Ashanti
212
Improving security practice in line with the Voluntary Principles on Security and Human Rights

Report to Society 2008

Developing a new blueprint for safety and health
for AngloGold Ashanti
Case study
In many ways 2008 has been a seminal year for the management of safety and health within AngloGold
Ashanti. And it is one in which the group’s efforts to eliminate accidents at work have delivered significant results across the company.
In 2008, there were 14 fatal accidents within the group, 11 of which were in South Africa. In 2007, there were
34 fatalities, with 27 of these in South Africa. While the loss of each and every life is a tragic occurrence, there is reason to be positive about the progress made both in the substantial improvement year-on-year and over the past five years. While significant improvements were reported in the Fatal Injury Frequency Rate (FIFR), which decreased by 57% in 2008, the decrease in the Lost Time Injury Rate (LTIR) at 11% has not been as encouraging.
Key to the transformation of the group’s safety and health culture has been the reaffirmation by CEO Mark
Cutifani that safety is the group’s first value.
“Safety is not something that we do as a separate step within a process. Safety is about how we think and operate; it sits within and around everything we say and do. Values can only be defined and led from the top
– safety is our first value. Safety sets the context for our leadership messages, it guides our leadership behaviours and the definition of work practices in our workplaces. We are reinforcing the focus on how we work by introducing hazard assessment and looking at our work processes through the lens of safety and associated risk management actions.
“As we say in AngloGold Ashanti: ‘people are the business…our business is people’. Our focus on safety reflects the respect we have for each other and the desire we have to create the leading mining company –
together,” he says.
Safety is our first value
Adds Cutifani, “We are working on four fronts in our quest to eliminate all accidents from the workplace:
•
first, we are focused on making sure safety is in front of everyone, every day, and that this perspective shapes every decision we make;
South Africa
Geita, T
anzania
Sunrise Dam, Australia

Report to Society 2008

SAFETY AND HEALTH
•
second, we must learn to look for hazards and understand what it takes to reduce the risk to a level that can be managed – this follows the first step in which we are saying it is acceptable to stop work if an area is unsafe;
•
third, we must put in place and manage according to a set of systems that ensure we are linked to achieve safety in all of our working areas – this binds and links our activities to ensure we achieve safe outcomes; and
•
finally, every step we take as leaders must reinforce our safety message – not only must we talk to change we must also be the change.”
Good progress was made in inculcating a safety and health culture within the group during the year, with significant emphasis being placed on safe work practices at all levels of the company. In South Africa this was evident in the implementation of the ‘Care’ initiative, an organisational change approach that has as its base the way in which all employees (both managers and workers) value and respect the aspirations, capacities and needs of one another, and those of the company. The ‘Care’ initiative is not a mass communications campaign – rather it involves the development of individual and team-based compacts of expectations, and delivery against these; included within this compact is the responsibility and accountability for safety and health by management and employees alike. The ‘Care’ initiative has been supported, in turn, by a programme to encourage and empower employees to stop working in places that they feel are unsafe. See case study: New approach to safety and health in South Africa pays dividends, on page 170.
“Changing an organisation’s culture depends to a large degree on visible leadership,” says John McEndoo,
Group Safety Manager. The combination of safety and health into one portfolio, reporting to the Executive Vice
President, Sustainability, indicates the continued integration of this discipline and the increased level of focus placed upon it. The group has scheduled a dedicated quarterly meeting of executives that focuses only on safety and health, ensuring that safety and health are indeed at the top of the agenda.
“Clear direction has been given from the top that safety considerations override production and all other aspects of the business,” says McEndoo.
Occupational Health and Safety Leadership Transformation Project
Significant emphasis continues to be placed on developing a strategic approach to the management of safety and health within AngloGold Ashanti in 2008. The Occupational Health and Safety Leadership Transformation
Project was initiated in April 2008 to develop a global occupational health and safety blueprint. This initiative is aligned with broader business transformation initiatives currently under way within the company, and is being supported by Australian safety consultancy ZEAL, which has worked with other global mining companies.
Says Cutifani, “I think it is always important to have these types of processes facilitated by an external group
– they have a different perspective and will see things we may possibly not see. The idea is to bring everyone’s views into the process without having them filtered by internal groups that will have a specific or personal perspective which tends to shape their listening and reporting of results.”
There are two parallel streams of investigation that make up this project.
•
The first is the development of an understanding of where the company is today in terms of systems, both internal and external, (for example, regulatory systems), organisational culture and structure.
•
The second stream has been looking at the environment in which the company and the industry are likely to be operating in 10 to 20 years’ time, in terms of global scenarios incorporating political, environmental, social and other aspects, plus operating parameters (such as location, degree of mechanisation, depth, level of production etc.) and specific safety and health issues related to these. Techniques such as scenario planning, using a wide range of inputs developed by a variety of role-players, including management, organised labour, universities, and external mining associations, have been used to build a credible picture of the organisation and workforce of the future.
The first stream has been a very intensive process, with assessments having been carried out in Argentina,
Brazil, Ghana, Guinea and South Africa. In respect of assessing the occupational health and safety culture,

Report to Society 2008

more than 60 in-depth one-on-one interviews were conducted with senior managers; and focus groups have been held with around 270 employees representing management, supervisors and unions, as well as with selected ‘rock-face’ employees. The focus groups addressed issues according to the aspects that are done well, those that are done poorly, priority areas for improvement and the forces in the mining industry that will shape safety and health in the future. Over 3,000 questionnaires were completed and analysed covering a wide range of issues relating to employees’ perceptions of safety and health matters. Organisational structures have also been analysed, and a comprehensive review of all systems relating to occupational health and safety, both internal and external, has been carried out in these countries.
In terms of the second stream, scenario planning workshops were held at an operational level in four countries, followed by a group scenario planning workshop in December 2008 which included external experts, such as a representative from the International Labour Organisation’s ISSA mining section, as well as representatives from organised labour, regulators and politicians.
The project is scheduled for completion at the end of the first quarter in 2009, although some preliminary findings have been made. It is anticipated that the project will position the company correctly in respect of its occupational safety and health management and performance, and recommendations will be rolled out from the second quarter of 2009.
Implementation of OHSAS ahead of target
A significant development during the year has been the steady implementation of the OHSAS 18001 safety and management standard, a process that the group embarked on just two years ago. As previously reported, 50%
of mining operations were certified as compliant with the OHSAS 18001 standard during 2007. All remaining mines achieved certification during 2008, ahead of the schedule set in 2006. In addition, the OHSAS 18001 standard was implemented at the Tropicana project in Australia. To assist mines in making the best use of this standard and to ensure a greater degree of consistent application across the group, an internal safety and health systems and practice protocol was developed and implemented during the year. The protocol allows for internal and external assessment and provides some assurance that not only are the systems developed and documented, but that they are being practised. The protocol is intranet-based and is available in English,
French, Spanish and Portuguese. The intention is that this assessment should be conducted at six-monthly intervals. Most operations had carried out at least one cycle of this assessment by the end of 2008 in addition to their OHSAS certification audits. See case study: Health and Safety’s Systems and Practice Protocol online, at www.aga-reports.healthandsafety-protocol.htm.
Learning from our mistakes
As part of the occupational health and safety transformation project, the systems and techniques used in incident investigation have been questioned. A large sample of lost time injury investigations was re-analysed to better understand the basic causes of these accidents and to try to learn from these so as to reduce repeat
Case study
Developing a new blueprint for safety and health for
AngloGold Ashanti cont.
Geita, Tanzania

Report to Society 2008

SAFETY AND HEALTH
incidents. While fatal accidents are reviewed in depth by corporate level personnel and information from the accidents is shared across the group, this has not historically been the case with respect to lost time injuries.
As lost time injuries have not seen the same degree of decrease in the year under review, this area is seen as a major opportunity for improvement.
Some 500 responses by management to each of the accidents that were reviewed were classified. Typically such responses are:
•
individual, where the response to the incident is aimed at people and circumstances in close proximity to the accident;
•
systemic, where the systems resulting in immediate failures are examined and reviewed; and
•
organisational, where the issue is recognised as requiring an organisational approach, such as cultural or policy changes.
This investigation has indicated that a major opportunity exists to improve the outputs from incident and accident investigations and a multi-faceted strategy for this will form an integral part of the global occupational health and safety blueprint.
Plans for 2009
While good progress has been made in reducing the number of occupational fatalities during the year,
AngloGold Ashanti remains intent on eliminating all fatal accidents and, in the short term, reducing the LTIR by 20% year-on-year. The feedback from the research stage of the leadership transformation project is expected to be developed, in consultation with key stakeholders, into a practical blueprint for safety and health in a way that is specific enough to ensure central leadership and consistency in application, but which caters for the differences in risk and circumstances at an operational level. It is expected that the application of this blueprint will deliver a step-change in safety and health performance in the short to medium term, as well as to start equipping the group for safety and health challenges in the longer term.
Concludes Cutifani, “We treat each other with dignity and respect and manage every activity as though we were working with family. In the AngloGold Ashanti family, safety will be our most important barometer in judging whether we are creating a sustainable and continually improving business for and with every employee.”
CC&V, USA

Report to Society 2008

New approach to safety and health in South Africa
pays dividends
Case study
“Every person has my permission and full support to stop a working place if it is not safe.” These are the words of Johan Viljoen, Vice President of the Southern Africa Division, that were the basis of a large-scale management communication process undertaken in the division at the beginning of 2008. This was one of a number of processes aimed at ensuring a broad understanding of, and support for, the vision that safety is the foremost value within the company.
And the intense focus that safety and health has received, with a visible commitment from the top of the organisation, has paid dividends. In 2007, there were 27 fatalities in South Africa; in 2008 this number dropped to 11. The Fatal Injury Frequency Rate (FIFR) for the division improved by 58.6% year-on-year, from 0.29 per million hours to 0.12 per million hours. The Fatal Injury Frequency Rate (FIFR) for 2008 is also in line with the progressive
SA Mining Industry Gold Mines 2013 milestones. At the same time the Dressing Injury Frequency Rate (DIFR)
improved by 23.2%, from 28.77 per million hours to 22.1 per million hours and the Lost Time Injury Rate (LTIR)
improved by 12.7%, from 12.72 per million hours to 11.10 per million hours.
0.00
0.10
0.15
0.25
0.30
0.40
South Africa – FIFR per million
2004 to 2008
06 05 04 07 08
0.12
0.29
0.35
0.17
0.29
0.35
0.20
0.05
Johan Viljoen
Vice President, Southern Africa Division
“Every person has my permission and full support to
stop a working place if it is not safe.”
Kopanang, South Africa
Savuka, South Africa
West  Wits, South Africa

Report to Society 2008
hours worked

SAFETY AND HEALTH
SAFETY STRATEGY
The safety strategy for the division remains in place, with a focus on seven strategic issues, namely:
•
fatigue management and, in particular, dealing with sleep disturbance and sleep deprivation, and the resultant fatigue, from long working hours or shift work;
•
production flexibility, which provides for the availability of replacement panels (through sufficient face length)
if unsafe conditions are encountered;
•
retention of skills, and the training of employees and safety and health personnel in the face of significant national skills shortages;
•
development of a safety culture, with an emphasis on safety as the first value;
•
review process, which involves internal and external audits and compliance with standards such as
OHSAS 18001;
•
fall of ground management, which in itself looks at five elements: the design of mine layouts, support systems, the human factor, seismic monitoring, and research and development; and
•
removing employees from areas and activities of high risk in the workplace.
WORK PRACTICE INITIATIVES
A number of inter-related initiatives and processes have been implemented during the year. Underpinning each of these has been widespread and broad-based consultation with employees and unions, and also with representatives from the Safety Inspectorate of the Department of Minerals and Energy (DME).
‘Care’ process
Core to the new vision that has been implemented is the concept of ‘Care’. The ‘Care’ programme is an organisational change approach that has as its base the way in which all employees (both managers and workers) value and respect the aspirations, capacities and needs of one other, and those of the company. The
‘Care’ initiative is not simply a mass communications campaign; rather it involves the development of individual and team-based compacts of expectations, and delivery against these in all aspects of life at work. Included within this compact is the responsibility and accountability for safety and health by management and employees alike. Tailor-made ‘Care’ training interventions have been undertaken on a site-by-site, section-by-
section and discipline-by-discipline basis, in a very intensive process involving employees and managers in a process of joint decision-making and goal-setting. During this process, the training programmes were designed and conducted by senior line managers.
It’s OK
The ‘Care’ initiative has been supported, in turn, by a process to encourage and empower employees to stop working in places they feel are unsafe. A highly visible and intensive communication strategy was embarked upon across the division at the beginning of the second quarter which clearly explained the process and the associated roles and responsibilities. This included a clear directive from the head of the division that:
•
stopping a workplace is about reducing the risk of injury and, in the long run, will improve bonuses and not reduce them;
•
every individual has a right to stop work if he or she feels that it is unsafe to carry on, and mechanisms have been established for individuals to do so; and
•
no employee should feel threatened in any way by exercising his or her right to stop work in unsafe conditions.
Complementing the ‘It’s OK’ process, has been the education of the workforce in respect of hazard identification and a risk-based approach to hazard mitigation. The ‘T’ principle (see box on page 180) has been a beneficial step in this process.
The initial results of this initiative have been significant (as can be seen from the graphs overleaf) following the launch of the ‘It’s OK’ process in May 2008. While an increased number of stoppages by supervisory personnel, safety representatives and team members is evident, this is still low. It is envisaged that the ‘It’s OK’ process will ensure that these segments of the workforce are increasingly empowered to call for stoppages should they be required.

Reportto Society 2008

Applying the ‘T’ principle in the Southern Africa Division
The ‘T’ principle must be applied to any risk and behaviour.
Terminate
– address the risk so that it will not appear again – that is, remove it completely.
Example: Installing an effective guard on mechanical equipment to ensure that no one can gain access.
Treat
– treat the risk so that it does not pose a danger.
Example: Remove a spill or dilute contaminated air by introducing additional ventilation.
Tolerate
–
if the risk is not significant, or you are willing to live with it, or you have instituted actions to adequately reduce the risk to acceptable levels.
An example of this is allowing work to continue in an area if, after examination, it is declared safe for normal work to continue or, alternatively, by barring down an unsafe hanging wall or installing support.
Transfer
– transfer the consequences of the risk fully or partially through insurance.
An example here is obtaining insurance to recover excessive property damage and production losses arising after an incident.
Key messages in the ‘It’s OK’ process
People are important and we really care about people.
Nothing comes before safety.
It is every person’s responsibility to report unsafe acts and conditions.
Safety is every person’s business.
Every working place will be to standard at all times.
We will apply the ‘T’ principle to any risk or behaviour (see above).
Case study
New approach to safety and health in South Africa pays dividends cont.
Work stoppages (April 2008)
Shift bosses and foremen
Management
Supervisory personnel
DME
Team members and safety
representatives
3%
0.6%
52%
44%
0.6%
Work stoppages
(April to December 2008)
Shift bosses and foremen
Management
Supervisory personnel
DME
Team members and
safety representatives
52.1%
12.3%
4.01%
29.9%
2.1%
Mponeng, South Africa

Report to Society 2008

SAFETY AND HEALTH
WHITE FLAG DAYS
As part of the process of ensuring that safety and its consequences are highly visible in the workplace, the ‘A
White Flag Every Day’ initiative was launched. Highly visible flagpoles have been placed at the entrance to every operation and show the status of that operation’s safety performance during the previous shift. These flags serve to create awareness and shared responsibility among employees and managers alike. A flag at half-mast indicates a fatal accident; a red flag indicates a serious injury; an orange flag indicates a lost time injury; and a green flag indicates a dressing case. The aim, of course, is to have a white flag, (that is, no injuries) every day.
CHANGE IS A PROCESS, NOT AN EVENT
“The initiatives that we have embarked on involve changing the fundamental culture of our company. They are processes and not events, and the results will not manifest overnight.” So says Peter Lombard: Head, Health and Safety, Sustainable Development and Human Resource Development for the Southern Africa Division.
“This process has and needed a very clear strategic directive from the top of the company, as well as the very real need to make people accountable for their own safety and that of their colleagues. This process is also enhanced through extensive dialogue sessions. Equally important is changing the context in which people work
– by instilling mutual respect and ‘permission’ to stop work in unsafe conditions.
“It is not all plain sailing. We live with the baggage of the past, particularly at a social level, where mistrust and a lack of respect continues to pervade some of our working places. It has been vitally important to involve unions and associations, as well as the DME in our process,” he explains.
One way in which this involvement has been secured is through a ‘Change Lab’ process that has been run under the auspices of the Centre for Sustainability in Mining and Industry (CSMI), a specialist department within the School of Mining Engineering at the University of the Witwatersrand. Led by Professor May Hermanus,
former Chief Inspector of Mines in South Africa, the process includes engagement with a wide range of stakeholders at all levels. The ‘Change Lab’ itself represents a collective effort to address vital, complex challenges within a given social system. It is a structured process for building up a shared understanding of the current reality and the various players’ role in it; it is an analysis of what is possible and what is required, and what the role-players will do in order to co-create a new reality. It is being concluded in conjunction with consulting company REOS.
Says Professor Hermanus, “We, at the CSMI, are very excited to work with AngloGold Ashanti on this project to explore how stakeholders could meet to discuss concerns which they share, but which they in all likelihood experience differently and/or on which they may hold very different perspectives. The objective of the project is to co-create a safety strategy which could result in substantive and sustained improvement.
“CSMI is working in partnership with REOS to bring all the players affected by safety in AngloGold Ashanti together to listen and learn from one another and to plan the next steps together. This approach should provide opportunities for senior executives to work with those most exposed to safety hazards. The process is to be carefully documented to enable sharing across the mining sector. In sharing and developing common initiatives on the way forward, we also hope to build durable and respectful relationships which can see the project through to completion.”
In the run-up to the process, research undertaken by the CSMI indicated several emerging themes that need to be considered and driven by this ‘Change Lab’. These include:
•
the tension between the reality of care and a lack of care experienced in the workplace;
•
the need to clarify roles and responsibilities;
•
issues relating to race and transformation;
•
the allocation of justice, blame and punishment;
•
problems created by a lack of common language;
•
skills and capacity;
•
leadership styles; and
•
the role of women in mining.
These and other areas of concern will continue to be addressed in 2009.

Report to Society 2008

Case study
Converting mineral wealth to national treasure:
the challenges of mining and development

The recent spike in commodity prices (which in the case of many commodities has now receded) has led to increased debate internationally over the contribution that companies in the resource sector can and should make to economic and social development in their host countries. Despite the fact that the recent period of high commodity prices did not necessarily translate into increased margins for the extractive sector – as so many of the input costs to the industry are also driven by commodity cycles – the perception of windfall profits has resulted in increased pressure on governments – from their own constituents, from non-governmental organisations (NGOs) and from lending institutions (such as the World Bank) – to ensure that their electorates are benefiting fully from resource industry revenues. Particularly under scrutiny are mining operations in emerging economies, which are often heavily dependent on income from the resource sector, and where living standards have come under pressure from increases in the price of food and basic commodities, and, more recently, the global economic meltdown.
The latest commodity boom cycle is not the first time that the resource industry has come under the spotlight; the role of the resource sector in development has been a subject of debate since the 1980s when the concept of the ‘resource curse’ or ‘paradox of plenty’ was first put forward. Economists argued that countries with significant resource endowments showed lower rates of economic growth, as dependency on resource sector revenues reduced the incentive to build a diversified economy. The economic benefits of the mining sector were often concentrated in the hands of a small elite and not deployed optimally to further the development agenda of the country concerned.
There are sound reasons for this debate. The global resources industry across a range of commodities has not always contributed to the development and well-being of the countries and communities in which it has operated, although recent years have seen a fundamental shift towards recognising the importance of sustainable business. It is also the case that the industry – comprising small, medium or large players – is typically tarred with a single brush and is itself limited by the realities imposed by a cyclical market.
In reality, there are a number of characteristics which are unique to the resource sector and which ensure that the industry will always be the subject of scrutiny by governments and their electorates:
Local communities hope to benefit from the natural resources that surround them

Report to Society 2008

ECONOMIC PERFORMANCE
Average global cash costs
Gold price (quarter average)
1000
900
800
700
600
500
400
300
200
100
0
2004
2005
2006
2007
2008
Gold price (quarter average) versus average
industry cash costs
US$/0z
•
A finite opportunity? Mineral Resources are part of the natural endowment of any country, and their extraction presents a finite opportunity for governments to benefit from their wealth. In the narrowest sense, this can be seen as a once-off opportunity to tax. In other words, in setting the level at which the extraction of a Mineral Resource is taxed, governments must take into account the opportunity cost of forgoing taxes on these resources in the future.
•
A longer-term perspective yields a different point of view. Mineral Resource taxes, if invested in education, health care, the facilitation of secondary or service industries, and the diversification of the economy away from dependence on natural resources, can yield developmental benefits far exceeding the life of any mine.
•
The Government of Botswana, for example, made significant and sustained investments in education as revenue streams from the diamond industry flooded into that country. Botswana’s growth domestic product (GDP) growth today remains impressive and the country is held up as an example of an economy which is heavily dependent on the mining industry (the resource sector accounts for over 60% of government receipts and between 70%
and 80% of export earnings) but has largely escaped the so-called ‘resource curse’. (See box on page 201.)
•
Sunk costs. Once a mining company has invested in bringing a deposit to production, the investment is effectively sunk. Unlike investments in the manufacturing or service sectors, it cannot be relocated and can therefore present a target for governments to generate additional revenue through raising taxation, or even nationalisation of a whole or part of the asset concerned.
Mining companies are therefore only likely to invest fully in a country when security of tenure and revenue stability are reasonably assured, and they will usually seek to negotiate long-term stability agreements with host governments in order to achieve this. Under-investment, leading to sub-optimal extraction of the Mineral resource, will be the most likely outcome when political conditions are uncertain or there is a risk that the provisions of a stability agreement may not be respected. Less certainty is also likely to attract smaller, less risk-
averse companies with less capacity and desire to act responsibly.
•
Riding the commodity price roller coaster. Unlike companies selling consumer goods and services, resource sector companies are price takers and generally accept the full price risk on the commodities produced.
Volatile commodity prices create perceptions of windfall profits but the reality of tougher times, when production costs can exceed received prices, is often ignored. And while revenues undoubtedly increase during a boom commodity cycle, input prices, subject to the same cycles as the raw materials produced, can increase in proportion. Diesel, steel, chemicals are all examples of significant input costs to the mining industry.

Report to Society 2008

•
A long-term investment. Large mining companies, in particular, cherish assets which deliver a long mine life.
Decades of steady cash flow are needed to ensure payback of the significant investment which is required to develop a mine and bring it through to production.
•
In order to make the economics of mining viable, therefore, a reasonable degree of fiscal stability over the life of mine is needed. Thus, a new or incoming government can find itself bound by the terms of a mining agreement concluded under a previous regime. Again, a temptation to amend the terms of such an agreement exists, particularly where these are perceived to be unfavourable to the government concerned.
Often, however, perceptions are driven by the current situation only and previous years of investment without return are not taken into account in the calculation of a ‘fair take’ by government.
Earning a ‘social licence to mine’
In developing strategies to address these tensions, AngloGold Ashanti looks to its core values as a company.
It is committed to ensuring that communities are better off as a result of its presence.
Resource extraction is by definition intrusive and governments need to weigh the benefits carefully against all associated costs. Earning the so-called ‘social licence to mine’ must involve the industry, and individual companies and operations ensuring that, on balance, negative impacts are minimised or remedied. For example:
•
careful provision needs to be made for environmental rehabilitation;
•
relocation of people should be carried out as a last resort and in consultation with communities; and,
•
where it leads to dislocation of unofficial small-scale mining, the benefits of larger-scale commercial operations must bring overall benefits to the society, through the payment of taxes and such measures as social investment in communities – usually in clinics, roads and other infrastructure, education and skills development, the hiring of local citizens and the sourcing of locally produced goods where possible.
Establishing and maintaining dialogue
Dialogue with community representatives and with government at local and national level is initiated at an early stage in any exploration or mining project. Community engagement forums give local residents a platform to air concerns and the company an opportunity to communicate realistically on the economic benefits of a project. A natural tension exists between community expectations and the level of sustainable
Case study
Converting mineral wealth to national treasure:
the challenges of mining and development cont.
Siguiri, Guinea

Report to Society 2008

benefits which can be delivered by resource companies, but this can be mitigated through a healthy and transparent process of dialogue.
For this dialogue to be productive, however, some fundamentals relating to the resource extraction industry need to be taken into account:
•
Recognition of a company’s need to create value for shareholders. Without shareholder funding, resource companies cannot generate sufficient revenue for the significant investments required in the resource extraction sector. Investor interest in the resource sector will therefore slow unless governments recognise and meet the need of a company to generate shareholder returns.
•
Addressing issues which undermine investment, such as weak governance structures and the risk of fiscal instability. Tackling such issues is key to attracting mining investment and ensuring that the developmental benefits of a resource endowment can be maximised.
•
Transparency in relationships with companies in the mining sector and in the application of mining revenue is essential, not only in attracting large-scale companies to a mining jurisdiction, but also in ensuring that benefits are distributed to a broader population base and do not simply remain in the hands of political elites. To this end, AngloGold Ashanti has joined the Extractive Industries Transparency Initiative (EITI) and
urges both its peers and its host governments to sign up to the initiative in order to promote the practice of revenue transparency within the sector.
ICMM engagement
The International Council on Mining and Metals (ICMM), an organisation comprising the leading international mining and metals companies as well as regional and national commodity associations, has developed a ‘Resource
Endowment Toolkit’ which can assist companies and governments to understand how large-scale mining activity, particularly in low and middle income countries, can enhance the socio-economic development of host countries.
AngloGold Ashanti has been a supporter of this project, which has included regional, multi-stakeholder workshops in two of the countries in which AngloGold Ashanti operates – Ghana and Tanzania. The impacts of mining both at national level and around selected mining projects were assessed at the workshops.
Iduapriem, Ghana
ECONOMIC PERFORMANCE

Report to Society 2008

Research conducted in the first phase of the project assessed the developmental impact of mining in
33 resource-rich countries (defined as countries in which mining made up more than 20% of exports in the period) from 1965 to 2003. The performance of these resource-rich economies, measured against a range of socio-economic indicators, was found to outperform regional and income comparator countries, whether these were endowed with minerals or not.
In Ghana, the more detailed research conducted concluded that a resurgence of mining investment since the mid-1980s has made an important contribution to turning round that economy and reducing poverty at local and national level.
The research also conceded that there were still challenges to meet in filtering the benefits of mining to local communities, and this issue needs to be addressed by government in conjunction with mining companies and their host communities in the future. A follow-up workshop is planned in Ghana to assess progress and take the project forward.
For a mining company such as AngloGold Ashanti, therefore, operating in environments and communities where significant socio-economic and developmental challenges still remain requires an approach that goes beyond the ability to operate on a technical level to adopting a collaborative and sustainable approach to interacting with local communities and local and national government. While acknowledging that there is still work to be done in this area, it is also important to recognise that, for AngloGold Ashanti, the need for such a broad-based vision is not in question, and that making a positive contribution to the communities in which it operates remains firmly at the heart of the company’s vision and values.
Case study
Converting mineral wealth to national treasure:
the challenges of mining and development cont.
Rand Refinery, South Africa

Report to Society 2008

ECONOMIC PERFORMANCE
Botswana’s economic development: a test case
Despite the rich endowment of minerals, particularly diamonds, that Botswana possesses, it has maintained one of the world’s highest economic growth rates since independence in 1966. Through fiscal discipline and sound management, Botswana has transformed itself from one of the poorest countries in the world (at independence ranked 114th by GDP) to a middle-income country with a GDP per capita averaging almost $15,000, 97th worldwide in GDP ranking.
The estimated value-add of the retail, wholesale and restaurant trade, for example, is now at over $1billion, some 11% of value-add to the economy. The adult literacy rate is the 87th highest in the world, at some
82%, and a comparison of male and female literacy rates puts Botswana 5th worldwide with more women than men considered literate. The latter statistic is testament to the investment which Botswana has made in education since mineral revenues first started coming into that economy.
0
12000
Economic value added: Botswana 1970 – 2007
1970    1971 1972  1973  1974  1975 1976  1977  1978  1979  1980  1981 1982  1983  1984 1985  1986  1987 1988  1989  1990  1991  1992 1993  1994  1995  1996  1997  1998 1999  2000  2001  2002  2003  2004  2005  2006  2007
6000
8000
4000
2000
10000
Mining, utilities
Total
value added
in US$ million
Source: United Nations statistics
The graph below shows the economic value added by the resource sector in Botswana since 1970, against total value added to the economy.
Iduapriem, Ghana

Report to Society 2008

Case study
Developing a business case for climate change

In December 2007, AngloGold Ashanti CEO Mark Cutifani set a short- to medium-term target for the group of reducing energy consumption by 15% per ounce of gold produced and a medium- to longer-term target of reducing greenhouse gas emissions (GHGs) by 30% per ounce of gold produced. Cutifani was emphatic that the group, as a notable GHG emitter, needed to address climate change holistically, admitting that these were ‘stretch’ targets and encouraging the group to start looking at non-traditional means of attacking the problem. See case study in the Report to Society 2007, AngloGold Ashanti and climate change, at www.aga-
reports.com/07/climate-change.htm.
STRATEGIC FOCUS
Guided by an internal position paper to look at the way forward for the group, including key risks and opportunities, AngloGold Ashanti embarked on a three-part study in September 2008 to develop a group-wide response to climate change.
The main areas of work undertaken are discussed below.
•
A GHG assessment to determine the carbon footprint of all AngloGold Ashanti operations. The benchmark year for the assessment was set as 2007. Details of the group’s GHG footprint and performance for the year may be found in the section on Environment on page 186 of this report. AngloGold Ashanti has also, for the past two years, participated in the Carbon Disclosure Project (CDP) and the group’s response to CDP6, the most recent survey, may be found at www.cdproject.net.
•
A comprehensive risk assessment to determine the level of risk to which the company is exposed as a result of climate change. Various risk categories, such as financial and investment risk, risk owing to government policies and legislation, and physical risk, including local community vulnerabilities (see discussion on current adaptation on page 154) were considered. Key points that have been addressed include proactively assessing these risks and how being proactive could be used to competitive advantage. Also considered was the fact that, while regulatory requirements will become stricter in the near future, there will be differences in regulatory requirements across jurisdictions, which may in turn present both opportunities and difficulties.
Cerro Vanguardia, Argentina
Brasil Mineraça
~
o, Brazil
Climate change workshop, South Africa

Report to Society 2008

ENVIRONMENT
•
The identification of potential climate change opportunities that could expand on the group’s current energy savings activities and energy efficiency projects so as to reduce the company’s dependence on fossil fuels;
further, to identify opportunities where GHG emissions can be reduced to minimise the group’s carbon footprint; and to identify where carbon credits can be realised and potentially traded in order to offset the costs of the above initiatives and to contribute to the company’s bottom line.
The project, led by Camco, a leading climate change consulting company, was not just aimed at understanding the group’s footprint and developing action plans to effect significant reductions, but to develop a business case for climate change in terms of the group’s key business drivers.
Says CEO, Mark Cutifani, “The reduction of GHG emissions requires an innovative and integrated solution.
Once we understand what the business case is for climate change, we can ensure that – through effective management of climate change parameters, adaptation of our operations and addressing our sustainable development imperatives – we can extract opportunities from this challenge to make a positive contribution to our business objectives and add to the triple bottom line.”
CDM OPPORTUNITIES
Given the group’s focus on delivering value, the approach taken was that the process should seek to identify multiple and highly probable Clean Development Mechanism (CDM) projects. (See box overleaf on the Clean
Development Mechanism.)
Cerro Vanguardia, Argentina

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Case study
Developing a business case for climate change cont.
CLEAN DEVELOPMENT MECHANISM (CDM)
In giving effect to the Kyoto Protocol (which requires that developed country signatories limit or reduce their
GHG emissions), negotiators of the protocol included market-based vehicles to encourage the private sector and developing countries to participate in the global emission reduction strategy. Through the CDM, emission reduction projects in developing countries can earn certified emission reduction credits (CERs), each equivalent to one tonne of carbon dioxide equivalent (CO
2
e). These CERs may be traded or sold and
used by industrialised countries to meet part of their emission reduction targets agreed to under the protocol. In this way, the CDM encourages and enables developing countries to stimulate sustainable development, while giving industrialised nations some flexibility in meeting their targets.
A feature of the formal CDM process is that projects must qualify for credits through a rigorous and transparent process, based on approved methodologies designed to ensure that emission reductions are real and verifiable, and are additional to what would have occurred without the CDM. The CDM is overseen by an executive board, which is answerable to the countries that have ratified the protocol. CDM projects in any particular country must, however, be approved by the Designated National Authority (DNA) within the host country. To date, more than 1,000 CDM projects have been registered globally, amounting to more than 2.7 billion tonnes of CO equivalents by 2012.
CERs may be traded through various recognised exchanges. The EU Emissions Trading Scheme (ETS) is the largest scheme currently in existence.

Report to Society 2008
Sunrise Dam, Australia

ENVIRONMENT
At the outset Camco embarked on a fact-finding process, both in respect of the actual quantification of GHG emissions, but also in developing an understanding of the business and the unique opportunities presented by the different operations. Camco undertook site visits to each of the group’s operations and some of the exploration sites. Importantly, both the availability of potential methodologies and the question of additionality was addressed, although detailed cost analyses still need to be undertaken.
PUTTING CARBON IN CONTEXT
While some of the countries in which AngloGold Ashanti operates currently have limited climate change related legislation in place, more robust national carbon taxes and/or cap-and-trade regimes are being considered in
Australia, South Africa and the United States. Of these, Australia is the most advanced, where the government has announced its intention to introduce an emissions trading scheme by 2010. In Brazil, despite the absence of formal regulations concerning GHG emissions, state environmental agencies are requiring companies to develop an emission budget. This initiative signals an intention to change the requirements for environmental licences.
A particular challenge to mining companies wishing to achieve emissions reductions is that orebodies tend to become less and less accessible as mining proceeds, and lower grades require more energy per unit of metal to extract. Longer haul roads in open-pit mines, and increased lifting distances and more distant stopes in underground mines are virtually unavoidable. This results in increased consumption of electricity and fuels as mining proceeds, and a corresponding increase in emissions. In addition, orebodies differ significantly from site to site – in terms of depth, geology and geochemistry, and the required mining method – resulting in emission reduction strategies typically being effected on a site-by-site basis. These differences also complicate benchmarking one site against another.
For some years, a critical company focus has been on achieving improved energy efficiency. As the company is a significant consumer of electricity, and as South Africa’s electricity supply (where the group measures its highest consumption) is very carbon-intensive, being derived largely from the combustion of coal, reductions in energy consumption have a significant impact on emissions.
AngloGold Ashanti is a signatory to the 2005 South African Energy Efficiency Accord, which committed the company to reducing energy consumption by 12% by 2015. This reduction was actually achieved by the company by 2007. The energy crisis in South Africa in January 2008 added further impetus to the drive to reduce electricity consumption, with the company setting itself an additional target of reducing electricity consumption in South Africa by a further 4.5% by the end of 2008. See case study: AngloGold Ashanti’s response to the power crisis, at www.aga-reports.com/08/power.htm.
ASSESSING THE OPPORTUNITIES
In all, the project carried out by Camco identified more than 100 potential CDM opportunities, many of them small in scale but with the potential to be bundled together. The initial focus was on high-return opportunities that could be realised most quickly. Three primary focus areas were identified:
•
opportunities for reducing electricity demand and consumption;
•
opportunities for reducing fossil fuel consumption by static and mobile equipment; and
•
opportunities to use alternative energy sources.
A workshop, led by Camco and involving key AngloGold Ashanti personnel, was undertaken in January 2009 to evaluate opportunities within these areas.
Opportunities for reducing electricity demand and consumption
The rationale underlying this thrust is that AngloGold Ashanti operates in three of the world’s most energy-
intensive countries (on a per capita basis), namely South Africa, the United States and Australia. Reductions in
the consumption of electricity will not only save costs but will also dramatically reduce indirect carbon emissions.

Report to Society 2008

As part of the review process, the group identified and prioritised opportunities for reducing electricity demand and consumption, looking at factors such as practicality, the capital investment required, the potential for operational cost savings and GHG reductions. Broad areas under investigation included pumping, underground ventilation, process plant operations, high efficiency motors and the use of compressed air.
Opportunities for reducing fossil fuel consumption by static and mobile equipment
The rationale underlying this area of work is that a reduction in the consumption of fossil fuels will reduce directly the amount of GHGs emitted to the atmosphere. In addition, this will also reduce operating costs significantly.
Particular areas of attention here were electricity generation, dewatering pumps, ore conveying and mine design.
In identifying and prioritising opportunities that will reduce overall fossil fuel consumption, the group looked at the relative importance of turning separate investment opportunities into executable projects, with particular reference to payback periods and capital investment limits. Also considered were best practice technologies across the group, and how these could be extended to other operations.
Opportunities to use alternative energy sources
Lastly, given AngloGold Ashanti’s targets for GHG reductions, alternative sources of energy supply will need to be considered as much of the group’s emissions are indirect emissions from energy consumption. Some of the potential projects considered were:
•
wind farms in Argentina and Tanzania;
•
shaft water column turbine electricity generation in underground mines;
•
biomass electricity generation from large tracts of land and TSFs under management in South Africa and Namibia;
•
biofuels in Namibia, Brazil, Argentina, Ghana, Guinea, Tanzania, Colombia and the DRC;
•
hydro-electricity generation in Colombia, Brazil, Tanzania and Vaal River in South Africa;
•
solar thermal and solar photovoltaic, in South Africa, Namibia and Australia; and
•
heat capture in South America.
Case study
Developing a business case for climate change cont.
Mineração Brasil, Brazil

Report to Society 2008

ENVIRONMENT
Other areas
Other areas also considered include:
•
reducing emissions by reducing transportation emissions;
•
the potential for carbon offset projects; and
•
improving the functioning of buildings.
THE WAY FORWARD
The GHG baseline study, together with the development of a customised carbon calculator, will be an invaluable tool in both management and reporting in the years ahead. The risks considered and identified through the process are being incorporated within the group’s risk management programme.
In respect of identifying climate change project opportunities, the work has only really just begun. High potential opportunities will be studied in greater detail, following the company project approval process. Clearly, carbon trading will be factored into the calculations.
Concludes Cutifani, “I believe we need to take our responsibilities as a global citizen very seriously. Mining responsibly and reducing our carbon footprint is consistent with improving efficiencies, so I do not believe we have to compromise our business objectives. The key is to develop a well thought-out strategy, plan to execute with precision and deliver on our potential.”
Climate change workshop, South Africa

Report to Society 2008

Case study
An integrated approach to land management for
AngloGold Ashanti

Access to land – particularly that held through customary title – and relocation are highly complex and emotive issues. This is particularly the case among local populations in Africa, Australia and South America, where
AngloGold Ashanti has numerous operations.
In 2004, the Board Committee on Safety, Health and Sustainable Development ratified the International Finance
Corporation’s (IFC) Performance Standards on Involuntary Resettlement as AngloGold Ashanti’s policy on resettlement, and a guidance note was prepared by the community affairs team to assist operations and exploration sites in handling resettlement and compensation.
“But,” says Prishani Satyapal, AngloGold Ashanti Community Affairs Manager, “on review, it became clear that by opting for a resettlement policy and strategy, we were significantly narrowing our options and that we were operating as if resettlement was a given at the outset.
“In line with our business principles and in keeping with best practice, we have as a group committed to seeking to avoid resettlement where possible. And only where evidence suggests that relocation is unavoidable, will we embark on a process of consultation and engagement in accordance with our business principles, and the IFC’s performance standards.”
Developing an integrated land management standard
The development of integrated management standards on land use and land acquisition for the group started from the premise that land management must address the company’s need to access resources and construct site infrastructure waste disposal facilities, as well as neighbouring communities’ needs, and the interaction between the two. Because mines will eventually close, it is necessary to plan for closure and the communities that will remain once mining has ceased, leaving sustainable ecosystems and safe landforms. Additionally, resettlement is far more complex than the physical act of moving people.
Democratic Republic of Congo
Siguiri, Guinea
Obuasi, Ghana

Report to Society 2008

COMMUNITY
The group community affairs team has developed a land acquisition roadmap to assist operations in approaching the issue. The roadmap starts with a due diligence study, environmental and social impact assessment, followed by a formal feasibility study. Once this stage has been completed, a range of alternatives to resettlement is investigated and considered. Once a decision has been made to proceed with resettlement, a formal resettlement project must be embarked upon that includes aspects such as:
•
consistent stakeholder consultation and information disclosure;
•
baseline studies;
•
planning and Resettlement Action Plan (RAP) preparation;
•
negotiations with community representatives;
•
final implementation and handover; and
•
the maintenance of resettlement sites.
Even after handover the process is not complete, with ongoing monitoring and evaluation of the resettlement required. This aspect needs to be factored into plans from the outset.
Planning for relocation
Says Satyapal, “The decision to resettle a community is not one that should be taken lightly. At best, it is a high-
risk activity that is often dogged by controversy. The process is usually very costly, complex and time-
consuming (taking between three and five years). The correct approach inevitably involves a range of disciplines within a project team, from mine planning and law to environment and community affairs. With this in mind, we sought the services of a specialist resettlement agency during the year (rePlan) which will provide specialist support to both the community affairs team and operations personnel in terms of a possible global service level agreement.”
Currently, land management plans are being developed for Siguiri in Guinea and at the company’s exploration operations in the DRC. Resettlement processes are under way at both Iduapriem and Obuasi in Ghana. In line with the corporate decision that all future resettlement will be evaluated by external experts, rePlan is reviewing and advising on the process envisaged at these sites. (See box on page 210.)
Central to the rePlan process are five key principles which are aligned with AngloGold Ashanti’s values.
Mike Steyn of rePlan elaborates, “Lessons learned over many resettlements have resulted in five key principles that underpin our resettlement planning and implementation work. These are:
•
consultations and negotiations should be conducted in a transparent manner;
•
compensation and other packages need to take into account the particular circumstances of the locality;
•
people should be treated fairly – they should be compensated for the losses they incur and enabled to restore or replace these and, where possible, improve their livelihoods;
•
people with equivalent assets should be treated equitably; and
•
the cost of resettlement needs to be reasonable and affordable for the project.
“The degree of success in any resettlement process is linked proportionally to how well you understand what exists, both geologically and socially. There is no ‘quick fix’ and there are no ‘short cuts’. From experience we have found that all aspects of the resettlement process are challenging, but the restoration and/or replacement of livelihoods is very particularly so. Local employment can be a source of friction or goodwill. Our advice is to create jobs, as opposed to giving gifts; initiate a training programme early in the process; and implement transparent, locally orientated hiring and procurement policies where this is practical.”
The rePlan process adopted by AngloGold Ashanti also makes provision for cultural heritage. Adds Steyn: “Land management and resettlement processes need to display the utmost respect for the traditions and beliefs of the affected communities and to take into account their cultural norms and practices. As a consequence of this, all the necessary ceremonies – during and at the end of the process – need to be carried out.”
Satyapal comments: “What we would like to see is that all operations have land management plans in place that include detailed assessments of the impact of the proposed mining activities. These need to be closely aligned with their Stakeholder Engagement Action Plans (SEAPs) and Integrated Development Action Plans

Report to Society 2008

(IDAPs). These assessments will include social impact assessments and baseline socio-economic and epidemiological studies, and will form the basis for decision-making.
“While this process may seem long and cumbersome, particularly in the face of production targets, we believe that it will provide the basis for the long-term viability of our operations.”
CONSIDERING RESETTLEMENT IN THE DRC
The Mongbwalu project, which is at an advanced stage of exploration, is located within the Ituri Province in the north-eastern DRC, some 80 kilometres from Bunia and 320 kilometres from Kampala (in the neighbouring state of Uganda). The Mongbwalu Concession covers an area of approximately 10,000 km
2
,
and is managed as a joint venture between AngloGold Ashanti and L’Office des Mines d’Or de KiloMoto
(Okimo), with AngloGold Ashanti holding an 82% interest.
Consideration is being given at this early stage to the potential impact of a mine on the people of the area, both in a physical and economic sense.
AngloGold Ashanti’s appointed land management consultants, rePlan, undertook a review of the project and its implications during 2008. Local history is clearly a very sensitive issue here because war has ravaged the area in recent times, and its people are in the midst of a post-conflict recovery phase. Another complicating factor is the widespread artisanal and small-scale mining (ASM) present in the region, especially in the area where in-fill drilling is going to take place as part of the continuing exploration programme. ASM is an important economic activity for many local people.
There are other considerations as outlined below.
•
The need for community infrastructure improvements (including roads, education and health) weighed against the fact that in an exploration phase expenditure by the company has to be limited. See case study: New roads pave the way for economic development in the DRC, at www.aga-
reports.com/08/roads-DRC.htm.
•
As is common with projects in areas with little formal economic activity, there is a danger of a further large influx of people with the potential for putting pressure on limited resources, increasing artisanal mining, building and speculative crop planting.
Case study
Implementing a land management policy for AngloGold Ashanti cont.
Democratic Republic of Congo

Report to Society 2008

COMMUNITY
•
There is a lack of capacity both at a community and local government level but a high degree of expectation because exploration has been going on for three years.
•
Lastly, any resettlement undertaken at Mongbwalu will set a precedent and create a framework for future development in the concession area, as well as determining the nature of the relationship between the mine and the community.
As the next steps in the process, AngloGold Ashanti is preparing a resettlement framework document, together with rePlan. This will detail the potential project’s physical and economic displacement areas, the estimated number of people affected, proposed compensation and other resettlement packages. This framework will form an integral part of the project scheduling and costing.
At the same time, baseline data will be gathered to enable an adequate understanding of the potential displacement. Concurrently, mine planning needs to be engaged to minimise resettlement as far as possible.
There is no guarantee that an exploration project will turn into a mine. However, the land management processes that need to be followed form an integral part of the planning and costing exercise to determine whether or not a mine will be established.
Democratic Republic of Congo

Report to Society 2008

Case study
Improving security practice in line with the Voluntary
Principles on Security and Human Rights

Securing its assets and ensuring the safety of its employees is not only a right of the company, but a responsibility – to employees, to their communities, to shareholders and to the countries that have entrusted the exploitation of their natural wealth to AngloGold Ashanti.
The traditional approach to security in most mining companies focuses specifically on securing assets, particularly as the product reaches further down the processing, smelting and refining end of the process stream, and as its value increases exponentially. This was the case too within AngloGold Ashanti. But, increasingly in recent years and in various locations, the security of people and non-product related assets (from cables to building materials) has also become important.
In the Democratic Republic of Congo (DRC) and Colombia, for example, it has been necessary for the company to work with host-nationality military or police, along with specialist security subcontractors, for the company to be able to safely engage in exploration activity. Similarly in Ghana, a police contingent supports the security forces at operations at Obuasi, where in November 2008, an additional deployment of military personnel was required to secure the site. (See page 150 of this report).
One of the most significant challenges facing the group is that of dealing with artisanal and small-scale miners on the one hand and illegal miners on the other. This is a material issue at the company’s operations in Ghana,
Guinea, Tanzania and, to a lesser extent, Mali, as well as at the exploration sites in the DRC. Illegal mining is also an issue at underground operations in South Africa. In these countries, AngloGold Ashanti has to work closely with the state to be able to exercise its legal title to its operations, while at the same time being mindful of traditional values, norms, and access to land. A feature of the year under review has been the increasing tension between AngloGold Ashanti’s operations and illegal mining, trespassing and acts of theft. This is dealt with extensively in this report, including a report on the security incidents that were recorded during the year.
In its endeavours to ensure that the company acts in compliance with its business principles, AngloGold
Ashanti is a signatory to both the UN Global Compact and the Voluntary Principles on Security and Human
Security staff at Siguiri mine, Guinea
A local policeman at Obuasi, Ghana
La Colosa, Colombia

Report to Society 2008

HUMAN RIGHTS
Rights. A toolkit for the implementation of the Voluntary Principles was developed in 2007, but its full implementation was delayed pending a security review.
Given the increasingly complex situations relating to security on the one hand, and the need to ensure compliance with both of the above on the other, the company undertook a global security review between May and July 2008. The purpose of this review was to assess the group’s existing security operations, its security needs and the way in which the various disciplines – from asset protection, to production, to environment and community – can work together. The review was undertaken by Mike Faessler, formerly Director of AngloGold
Ashanti’s security operations in Colombia, and now Vice President of Global Security. Faessler undertook interviews with stakeholders and visited a number of mines and exploration sites and completed an in-depth review of security in the DRC.
Security operations have been aligned with industry ‘best practices’. A two-to-three-year plan was approved by the Executive Committee for implementation in November 2008. The major recommendations of this review are described below.
•
The creation of a global security department to consolidate, centralise and oversee all aspects of security management. The current security department structure is, Vice President: Global Security, Mike Faessler;
and his two deputies, Carlos Guzman, Manager: Global Security – Americas and Australias; and Brian
Gonsalves, Manager: Global Security – Africa region.
•
The enforcement of threat and security risk assessments for all parts of the portfolio. The risk assessments process justifies the proper security resource mix, and communicates to executives where and why security risks are increasing at business units.
•
The security department will champion the crisis management process for the company. This will include drafting and rehearsing plans to manage incidents and crises as they occur throughout the company.
•
The creation of an operations centre at all the corporate offices to provide improved duty of care, security oversight to travellers, and provide first response capability for crisis management.
•
The existing asset protection discipline becomes the base of a new global security department, with a broader mandate. At the same time, a greater degree of outsourcing to security contractors is being considered as security is not the company’s core business. Greater use will also be made of technology to support the security activities in the future.
Savuka, South Africa

Report to Society 2008

•
To commit resources to better quantify theft of ore and other mining equipment; and to understand the structures and relationships between artisanal miners, gold dealers and ‘black market’ operations.
•
An increase in efforts by the social and security departments to better understand and deal with aggressive and illegal behaviour being committed by actors within the local communities and to engage with NGOs on this matter.
Says Faessler, “The company has around 4,000 security professionals supporting its operations globally. These include company employees, host-nationality military or police, and subcontractors. Their efforts will now be co-ordinated by corporate security experts so that they may have a common understanding of what their roles are, and the boundaries (moral and legal) within which they operate. Their actions will be guided by industry best practices.
“While the security arrangements with the police and military are very common in the countries in which we have these arrangements (Colombia, DRC and Ghana), we recognise that we need to take special care in ensuring that our relations are transparent and without prejudice. Contracts in these cases must be open to scrutiny, and compensation paid directly to authorised governmental authorities. Units deployed are trained and educated regarding the Voluntary Principles. While we hold them accountable for the high levels of compliance that we expect of our own personnel, we often lack jurisdictional authority or operational control over them.
Notwithstanding this, when and where we suspect violations occur, we insist on thorough and transparent investigations.”
The appropriate level of training, too, is vital to achieve excellence in security operations, says Faessler. “In a series of workshops planned for security managers in early 2009, training will be done based on the nine pillars of the new AngloGold Ashanti security management framework – corporate security, asset protection, crisis management, resource management, risk management, policy standards and compliance, training and education, technology management and the Voluntary Principles. This is scheduled for January 2009 in
Case study
Improving security practice in line with the Voluntary Principles on
Security and Human Rights cont.
Savuka, South Africa

Report to Society 2008

Obuasi, Ghana
HUMAN RIGHTS
Johannesburg, South Africa for the Africa region, and February 2009 in Bogotá, Colombia for the Americas
region. The framework provides for common corporate definitions of every aspect of security management, as well as giving specific benchmarks for improvement. Implementation and improvement of security management will be tracked and measured quarterly.”
At the same time the group is implementing a human rights grievance management process. “Excellence in security enforcement does not have to come at the expense of respect for human rights. Both objectives are complementary,” says Faessler.
Building upon the process that was started in 2008, AngloGold Ashanti will roll out its new security standards to all operations during 2009, with a view to ensuring that all operations will be compliant with the Voluntary
Principles by year-end and will be audited against these commitments.”

Report to Society 2008

GRI
AngloGold Ashanti is an organisational stakeholder of the Global Reporting Initiative (GRI) and has prepared this
Report to Society 2008 in accordance with the GRI 2006 G3 Sustainability Guidelines.
As a founding member of the International Council on Mining and Metals (ICMM) we are committed to good business practices in sustainable development and to implementing the ICMM Sustainable Development
Framework and complying with policy statements of the ICMM Council. Further, AngloGold Ashanti is a
signatory to the United Nations Global Compact and, as such, is committed to providing an assessment of how the principles of the Global Compact have been progressed through policies and actions during the year. We report on our progress in complying with the principles to the Global Compact on a quarterly basis.
In the schedule below we have reported in accordance with the GRI indicators (including the Mining and Metals
Supplement), showing where this information may be found, as well as the corresponding ICMM and Global
Compact principles.
GRI principles
The GRI is a large multi-stakeholder network of experts worldwide, who participate in GRI’s working groups and governance bodies, use the GRI Guidelines to report, access information in GRI-based reports, or contribute to developing the Reporting Framework in other ways, both formally and informally.
The GRI’s vision is that reporting on economic, environmental and social performance by all organisations is as routine as financial reporting and enabling the performance of organisations to be compared. The GRI network accomplishes this vision by developing, continuously improving, and building capacity around the use of a
Sustainability Reporting Framework, the core of which is the Sustainability Reporting Guidelines. Other components in the Reporting Framework are Sector Supplements and Protocols.
AngloGold Ashanti is an Organisational Stakeholder of GRI and is thus committed to reporting in accordance with GRI. The GRI principles have been developed to define a compact between the reporting organisation and the report user, ensuring that both parties share a common understanding of a GRI-based report.
By adhering to the 11 principles, users can ensure that reports:
•
present a balanced and reasonable account of economic, environmental and social performance, and the resulting contribution of the organisation to sustainable development over time;
•
facilitate comparisons over time;
•
facilitate comparisons across organisations; and
•
credibly address issues of concern to stakeholders in a credible manner.
The principles are as follows:
•
Transparency: Full disclosure of the processes, procedures and assumptions in report preparation are essential to its credibility.
•
Inclusiveness: The reporting organisation should systematically engage its stakeholders to help focus and continually advance the quality of its reports.
•
Auditability: Reported data and information should be recorded, compiled, analysed and disclosed in a way that would enable internal auditors or external assurance providers to attest to its reliability.
•
Completeness: All information that is material to users for assessing the reporting organisation’s economic, environmental and social performance should appear in the report in a manner that is consistent with the declared boundaries, scope and time period.
•
Relevance: Relevance is the degree of importance assigned to a particular aspect, indicator or piece of information, and represents the threshold at which information becomes significant enough to be reported.
•
Sustainability context: The reporting organisation should seek to place its performance in the larger context of ecological, social or other limits or constraints, where such context adds significant meaning to the reported information.
Reporting
in accordance with the Global Reporting Initiative, the International Council
on Mining and Metals, the United Nations Global Compact

Report to Society 2008

•
Accuracy: The accuracy principle refers to achieving the degree of exactness and low margin of error in reporting information necessary for users to make decisions with a high degree of confidence.
•
Neutrality: Reports should avoid bias in selection and presentation of information and should strive to provide a balanced account of the reporting organisation’s performance.
•
Comparability: The reporting organisation should maintain consistency in the boundary and scope of its reports, disclose any changes, and restate previously reported information.
•
Clarity: The reporting organisation should remain cognisant of the diverse needs and backgrounds of its stakeholder groups and should make information available in a manner that is responsive to the maximum number of users while still maintaining a suitable level of detail.
•
Timeliness: Reports should provide information on a regular schedule that meets user needs and comports with the nature of the information itself.
For further information see www.globalreporting.org
ICMM
The (ICMM) was formed in October 2001 to represent leading international mining and metals companies. Its vision is a ‘viable mining, minerals and metals industry that is widely recognised as essential for modern living and a key contributor to sustainable development’. ICMM members believe that by demonstrating superior business practices they will gain preferential access to land, capital and markets.
Members are required to practise their commitment to environmental, economic and social responsibility.
Significant progress has been made in helping the members raise their contribution towards achieving sustainable development by creating tools to improve performance, including sharing examples of good practice.
Member companies are committed to the ICMM Sustainable Development Framework, including a set of 10 principles, supported by public reporting and independent assurance. AngloGold Ashanti is a founding member of ICMM.
ICMM Principles
1. Implement and maintain ethical business practices and sound systems of corporate governance.
2. Integrate sustainable development considerations within the corporate decision-making process.
3. Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities.
4. Implement risk management strategies based on valid data and sound science.
5. Seek continual improvement of our health and safety performance.
6. Seek continual improvement of our environmental performance.
7. Contribute to conservation of biodiversity and integrated approaches to land use planning.
8. Facilitate and encourage responsible product design, use, re-use, recycling and disposal of our products.
9. Contribute to the social, economic and institutional development of the communities in which we operate.
10. Implement effective and transparent engagement, communication and independently verified reporting arrangements with our stakeholders.
For further information see www.icmm.com
UN GLOBAL COMPACT
In an address to the World Economic Forum on 31 January 1999, the former Secretary-General of the United
Nations, Kofi Annan, challenged business leaders to join an international initiative – the Global Compact – that would bring companies together with UN agencies, labour and civil society to support universal environmental and social principles. The Global Compact’s operational phase was launched at UN Headquarters in New York on 26 July 2000. Today, thousands of companies from all regions of the world, international labour and civil society organisations are engaged in the Global Compact, working to advance 10 universal principles in the areas of human rights, labour, the environment and anti-corruption. Through the power of collective action, the
Global Compact seeks to promote responsible corporate citizenship so that business can be part of the

Report to Society 2008

solution to the challenges of globalisation. In this way, the private sector – in partnership with other social actors
– can help realise the Secretary-General’s vision: a more sustainable and inclusive global economy.
The Global Compact is a purely voluntary initiative with two objectives:
•
to bring the 10 principles in business activities around the world into mainstream; and
•
Catalyse actions in support of UN goals.
To achieve these objectives, the Global Compact offers facilitation and engagement through several mechanisms: policy dialogues, learning, country/regional networks, and partnership projects. The Global
Compact is not a regulatory instrument – it does not ‘police’, enforce or measure the behaviour or actions of companies. Rather, the Global Compact relies on public accountability, transparency and the enlightened self-
interest of companies, labour and civil society to initiate and share substantive action in pursuing the principles upon which the Global Compact is based. AngloGold Ashanti is a signatory to the Global Compact.
The 10 Principles
The Global Compact’s 10 principles in the areas of human rights, labour, the environment and anti-corruption enjoy universal consensus and are derived from:
•
the Universal Declaration of Human Rights;
•
the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work;
•
the Rio Declaration on Environment and Development; and
•
the United Nations Convention Against Corruption.
The Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards, the environment and anti-corruption.
Human Rights
Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights.
Principle 2: Make sure that they are not complicit in human rights abuses.
Labour Standards
Principle 3:
Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.
Principle 4: The elimination of all forms of forced and compulsory labour.
Principle 5: The effective abolition of child labour.
Principle 6: The elimination of discrimination in respect of employment and occupation.
Environment
Principle 7: Businesses should support a precautionary approach to environmental challenges.
Principle 8: Undertake initiatives to promote greater environmental responsibility.
Principle 9: Encourage the development and diffusion of environmentally friendly technologies.
Anti-corruption
Principle 10: Businesses should work against all forms of corruption, including extortion and bribery.
For more information see www.unglobalcompact.org.
Reporting
in accordance with the Global Reporting Initiative, the International Council
on Mining and Metals, the United Nations Global Compact cont.

Report to Society 2008

º
Fully reported
¤
Partially reported
«
Not applicable
¢
Not reported
Ÿ
Annual Financial Statements (AFS)
¡
Country reports
§
Social and Labour Plan Reports
»
AngloGold Ashanti website
Reporting status key
Content index
GRI Guidelines
ICMM Sustainable
UN Global Compact
Location in
Status
Development Framework
the report
GRI
Content
ICMM                       Content
Global
Content
number
principle
Compact
principle
Profile
1. Strategy and analysis
1.1
Statement by the CEO about
2
Integrate sustainable
Pages 18 to 20
º
the relevance of sustainability
development considerations
to the organisation and its
within the corporate
strategy                                                                       decision-making process
1.2
Description of key impacts, risks
This Report and
º
and opportunities
specifically,
pages 10 to 15
2. Organisational profile
2.1
Name

º
2.2
Primary brands,

º
products and services
2.3
Operational structure and

º
major divisions
Ÿ
2.4
Location of headquarters

º
2.5
Countries of operations
Pages 6 to 7
º
2.6
Nature of ownership and legal
Page 6 to 7
º
form
2.7
Markets served

º
2.8
Scale of reporting organisation
Pages 6 to 7
º
2.9
Significant changes during the
Pages 4 to 5
º
year
2.10
Awards received

º
Additional indicators are shaded
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
Report to Society 2008

Content index
GRI Guidelines
ICMM Sustainable
UN Global Compact
Location in
Status
Development Framework
the report
GRI
Content
ICMM                         Content
Global
Content
number
principle
Compact
principle
3. Report parameters
3.1
Reporting period

º
3.2
Date of previous report

º
3.3
Reporting cycle

º
3.4
Contact point

º
Report scope and boundary
3.5
Process for defining report
Pages 4 to 5
º
content
Pages 21 to 22
3.6
Boundary of the report
Pages 4 to 5
º
3.7
Limitations
Pages 4 to 5
º
3.8
Basis for reporting on joint
Pages 4 to 5
º
ventures or subsidiaries
3.9
Data measurement
Throughout
º
techniques
the Report
3.10
Explanation of the effects of
Throughout
º
any restatements
the Report
3.11
Significant changes from
Pages 4 to 5 and
º
previous reporting period
throughout this Report
GRI content index
3.12
Table identifying location of
10
Implement effective and

º
disclosure
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
Assurance
3.13
Policy and current practice with
10
Implement effective and

º
regard to seeking external
transparent engagement,

assurance of the report
communication and
Pages 26 to 27
independently verified
reporting arrangements with
our stakeholders
4. Governance, commitments and engagement
4.1
Governance structure including
Pages 55 to 57,
º
committees
and AFS
Ÿ
4.2
Independence of the chair
Page 56,
º
and AFS
Ÿ
4.3
Independence of board
Page 56,
º
and AFS
Ÿ
Additional indicators are shaded
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
1
Implement effective and
maintain ethical business,
practices and sound systems
of corporate governance
º
Fully reported
¤
Partially reported
«
Not applicable
¢
Not reported
Ÿ
Annual Financial Statements (AFS)
¡
Country reports
§
Social and Labour Plan Reports
»
AngloGold Ashanti website
Reporting status key
Report to Society 2008

Content index
GRI Guidelines
ICMM Sustainable
UN Global Compact
Location in
Status
Development Framework
the report
GRI
Content
ICMM                     Content
Global
Content
number
principle
Compact
principle
4. Governance, commitments and engagement (continued)
4.4
Mechanisms for shareholders
Page 59, 61, 64
º
and employees to provide
and AFS
Ÿ
recommendations or
»
direction to the board
4.5
Linkage between compensation

º
and performance
and AFS
Ÿ
4.6
Process to ensure conflicts of
Pages 63 to 65
º
interest are avoided
Ÿ
»
4.7
Process for determining
AFS
º
qualifications of board
Ÿ
4.8
Internally developed relevant
Page 30, and AFS
º
statements of mission or
Ÿ
principles
»
4.9
Procedure for risk identification
Page 58, and AFS
º
and compliance
Ÿ
4.10
Process for evaluating
AFS
º
board’s own performance
Ÿ
Commitments to external initiatives
4.11
Explanation of use,

º
precautionary approach
4.12
Externally developed charters,
Pages 60 to 61
º
principles and other initiatives
endorsed
4.13
Memberships of associations
10
Implement effective and
Pages 60 to 61
º
and advocacy bodies
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
Stakeholder engagement
4.14
List of stakeholders
Pages 16 to 17, and
º
www.aga-reports.com/
»
08/stakeholders.pdf.
¡
Also, Country Reports.
4.15
Basis of identification
of stakeholders
4.16
Approaches to stakeholder

º
engagement
Through out this Report
»
Additional indicators are shaded
4
Implement risk management
strategies based on valid
data and sound science
7
Support a precautionary
approach to environmental
challenges
1
Implement effective and
maintain ethical business,
practices and sound systems
of corporate governance
10
Implement effective and

our stakeholders
10
Implement effective and

our stakeholders
10
Implement effective and
transparent engagement,
communication and
independently verified
reporting arrangements with
our stakeholders
Report to Society 2008

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GRI Guidelines
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UN Global Compact
Location in
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the report
GRI
Content
ICMM                    Content
Global
Content
number
principle
Compact
principle
4. Governance, commitments and engagement (continued)
4.17 Key topics and concerns Pages 16 and 17, and
º
of stakeholders www.aga-reports/08/
»
stakeholders.htm
¡
and Country Reports
Economic performance indicators
Aspect: Economic performance
Management approach 9 Contribute to the social, Pages 30 to 33
º
economic and institutional
Ÿ
development of the community
»
in which we operate
Aspect: Economic performance
EC1 Direct economic value 9 Contribute to the social, Pages 39 to 41
º
generated and distributed economic and institutional
development of the community
in which we operate
EC2 Financial implications and 4 Implement risk management Pages 20, 178
º
risks due to climate change strategies based on validation 202 to 207 and sound science
EC3 Coverage of the organisation’s Page 40*
¤
defined benefit plan obligations
EC4 Significant financial Pages 45 to 46
º
assistance from government
EC5 Ratio of standard entry level Page 99
¤
wage compared with local
minimum wage at significant
areas of operation
MM1 Identify those sites where This report.
º
the local economic contribution Country and
¡
and development impact is of Operational Reports
particular significance and Pages 196 to 201
interest to stakeholders and
outline policies with respect
to assessing this contribution
MM2 Value added disaggregated Country and
¡
by country Operational Reports
Aspect: Market presence
EC6 Policy, practices and proportions Page 49.
º
of spending on locally based Country and
¡
suppliers at significant locations Operational Reports
of operation
Additional indicators are shaded
*Partially reported as this varies from region to region. Liabilities owing to defined contributions are not considered to be significant.
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
º
Fully reported
¤
Partially reported
,
Not applicable
¢
Not reported
Ÿ
Annual Financial Statements (AFS)
¡
Country reports
§
Social and Labour Plan Reports
»
AngloGold Ashanti website
Reporting status key
Report to Society 2008

Content index
GRI Guidelines
ICMM Sustainable
UN Global Compact
Location in
Status
Development Framework
the report
GRI
Content
ICMM                 Content
Global
Content
number
principle
Compact
principle
Economic performance indicators (continued)
EC7
Procedures for local hiring and

º
proportion of senior management
hired from the local community
at significant locations of
operation
Aspect: Indirect economic impacts
EC8
Development and impact of
Pages 34 to 35
º
infrastructure investments and
Pages 140 to 156
»
services provided for public
Pages 196 to 201
benefit
EC9
Indirect impacts
This Report
º
»
Environmental performance indicators
Management approach
8
Undertake initiatives to promote Pages 162 to 185
º
greater environmental
»
responsibility
Aspect: Materials
EN1
Weight of materials used
6
Seek continual improvement
www.aga-reports.com
º
in our environmental
/08/env-appendix.pdf
»
performance
EN2
Percentage of materials used
Not material
¢
that are recycled
www.aga-reports.com
»
/08/env-appendix.pdf
Aspect: Energy
EN3
Direct energy consumption by

º
by primary source
www.aga-reports.com
»
/08/env-appendix.pdf
www.aga-reports.com
/08/power-SA.pdf
EN4
Indirect energy consumption by
www.aga-reports.com
º
primary source
/08/env-appendix.pdf
»
Aspect: Water
EN8
Total water withdrawal
Pages 174 to 175
º
www.aga-reports.com
»
/08/env-appendix.pdf
Aspect: Biodiversity
EN11
Location and size of land owned,
www.aga-reports.com
º
leased or managed in, or
/08/env-appendix.pdf
»
adjacent to protected areas
Additional indicators are shaded
7
Contribute to conservation of
biodiversity and integrated
approaches to land use
planning
6
Seek continual improvement
in our environmental
performance
8
Undertake initiatives to promote
greater environmental
responsibility
8
Undertake initiatives to promote
greater environmental
responsibility
8
Undertake initiatives to promote
greater environmental
responsibility
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
9
Contribute to the social,
economic and institutional
development of the community
in which we operate
6
Seek continual improvement
in our environmental
performance
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Content
ICMM               Content
Global
Content
number
principle
Compact
principle
Environmental performance indicators (continued)
EN12
Description of significant
Pages 181 to 183
º
impacts of activities, products
www.aga-reports.com
»
and services on biodiversity
/08/env-appendix.pdf
and protected areas of high
biodiversity value outside of
protected areas
Aspect: Emissions, effluents and waste
EN16
Total direct and indirect
Pages 178 to 179
º
GHG emissions by weight
www.aga-reports.com
»
/08/env-appendix.pdf
EN17
Other relevant indirect GHG
Data not yet available
¤
emissions by weight
www.aga-reports.com
»
/08/env-appendix.pdf
EN19
Emissions of ozone-depleting
www.aga-reports.com
º
substances by weight
/08/env-appendix.pdf
»
EN20
NOx, Sox and other significant
www.aga-reports.com
º
air emissions by weight
/08/env-appendix.pdf
»
EN21
Total water discharge by quality
www.aga-reports.com
º
and destination
/08/env-appendix.pdf
»
EN22
Total weight of waste
www.aga-reports.com
º
by type and disposal
/08/env-appendix.pdf
»
method
EN23
Total number and volume of
www.aga-reports.com/
º
significant spills
environmental-
»
incidents.htm
Additional indicators are shaded
7
Contribute to conservation of
biodiversity and integrated
approaches to land use
planning
6
Seek continual improvement
in our environmental
performance
8
Undertake initiatives to promote
greater environmental
responsibility
8
Undertake initiatives to promote
greater environmental
responsibility
º
Fully reported
¤
Partially reported
«
Not applicable
¢
Not reported
Ÿ
Annual Financial Statements (AFS)
¡
Country reports
§
Social and Labour Plan Reports
»
AngloGold Ashanti website
Reporting status key
Report to Society 2008

8
Undertake initiatives to promote
greater environmental
responsibility
Content index
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UN Global compact
Location in
Status
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the report
GRI
Content
ICMM                       Content
Global
Content
number
principle
compact
principle
Environmental performance indicators (continued)
Aspect: Products and services
EN26
Initiatives to mitigate
8
Facilitate and encourage
N/A*
«
environmental impacts of
responsible product design,
products
use, re-use, recycling and
disposal
EN27
Percentage of products sold that
Not material. Page 33
¤
is reclaimed at the end of the
www.aga-reports.com/
»
products’ useful life by product
08/env-appendix.pdf
category
Aspect: Compliance
EN28
Monetary value of significant
6
Seek continual improvement
Page 58 to 59
º
fines and total number of non-
in our environmental

»
monetary sanctions for non-
performance
compliance with environmental
laws and regulations
Aspect: Overall
EN23
Total amount of land owned,
7
Contribute to conservation

º
GRI
leased and managed for
of biodiversity and integrated
www.aga-reports.com/
»
2002,
production activities or extractive
approaches to land use
08/env-appendix.pdf
MM
use. Total land disturbed and
planning
supple-
unrehabilitated, newly mined
ment
and rehabilitated land
MM3
The number/percentage of sites
www.aga-reports.com/
¤
identified as requiring biodiversity
08/env-appendix.pdf
»
management plans, and the
Country Reports
¡
number/percentage of sites with
plans in place
MM4
Percentage of product(s) derived
8
Facilitate and encourage
Not material
¤
from secondary materials. This
responsible product design,
www.aga-reports.com/
»
includes both post-consumer
use, re-use, recycling and
08/env-appendix.pdf
recycled material and waste from
disposal of our products
industrial sources (e.g. new scrap
from fabricators and old scrap
from end-of-life equipment), but
excludes internal recycling
within the facility
MM5
Describe policies for assessing
www.aga-reports.com/
º
the eco-efficiency and
08/env-appendix.pdf
»
sustainability attributes of
products (e.g. recyclability,
material use, energy use,
toxicity, etc.)
Additional indicators are shaded
* AngloGold Ashanti’s product, gold, has little impact on the environment once it is in its final form. This indicator is not considered to be significant to the company as a result.
** Further information in the Country Reports.
8
Undertake initiatives to promote
greater environmental
responsibility
8
Undertake initiatives to promote
greater environmental
responsibility
Report to Society 2008

Content index
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UN Global Compact
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the report
GRI
Content
ICMM             Content
Global
Content
number
principle
Compact
principle
Environmental performance indicators (continued)
MM6
Describe approach to
6
Seek continual improvement
www.aga-reports.com/
º
management of overburden,
of our environmental
08/env-appendix.pdf
rock, tailings, and sludges/
performance
residues, including assessment
of risks; structural stability of
storage facilities; metal leaching
potential; and hazardous
properties
Social performance indicators
Labour practices and decent work
Aspect: Employment
Management approach
Pages 90 to 111
º
LA1
Total workforce by employment

º
type, contract and region
LA2
Total number and rate of

¤
employee turnover by age group,
gender
LA3
Benefits provided to full-time
Pages 99 to 110
º
employees
Country Reports
¡
Aspect: Labour/management relations
LA4
Percentage of employees
Pages 97
º
covered by collective bargaining
agreements
LA5
Minimum notice period and

º
consultation and negotiation
¡
practices with employees and/or
their representatives regarding
operational changes
Aspect: Occupational health and safety
LA6
Percentage of workforce
5
Seek continual improvement
Pages 73 to 75
º
represented in formal joint
in our health and safety
management-worker health and
performance
safety committees that help
monitor and advise on
occupational safety programmes
LA7
Rates of injury, occupational
Pages 76 to 86
º
diseases, lost days and
absenteeism, and total number
of work-related fatalities by
region
3
Uphold fundamental human
rights and respect cultures
and values in dealings with
employees and others who
are affected by our activities
9
Contribute to the social,
economic and institutional
development of the
communities in which we
operate
º
Fully reported
¤
Partially reported
«
Not applicable
¢
Not reported
Ÿ
Annual Financial Statements (AFS)
¡
Country reports
§
Social and Labour Plan Reports
»
AngloGold Ashanti website
Reporting status key
Report to Society 2008

Content index
GRI Guidelines
ICMM Sustainable
UN Global Compact
Location in
Status
Development Framework
the report
GRI
Content
ICMM             Content
Global
Content
number
principle
Compact
principle
Social performance indicators (continued)
LA8
Education, training, counselling,
5
Seek continual improvement
Pages 120 to 137
º
prevention and risk control
in our health and safety
programmes in place to assist
performance
workforce members, their
families or community members
regarding serious disease
LA9
Health and safety topics covered

º
in formal agreements with trade
unions
MM12
Describe approach to identifying,
Page 75*
º
preparing for, and responding to
Country Reports
¡
emergency situations affecting
employees, communities or the
environment. Include a
description of the nature of
existing skills, teams who
respond to emergency situations,
training, drills, review processes
and community involvement
MM13
Number of new cases of
Pages 82 to 86
º
occupational disease by type.
Describe programmes to prevent
occupational disease
Aspect: Training and education
LA10
Average hours of

¤
training per year per
employee per category
LA11
Programmes for skills
Pages 102 to 104
º
management and lifelong learning
that support the continued
employability of employees and
assist them in managing career
endings
LA12
Percentage of employees

º
receiving regular performance
and career development reviews
Aspect: Diversity and equal opportunity
LA13
Composition of governance
1
Implement and maintain
Pages 106 to 110
º
bodies and breakdown of
ethical business practices
employees per category
and sound systems of
according to gender, age group,
corporate governance
minority group membership,
and other indicators of diversity
Additional indicators are shaded
* Approaches to emergency preparedness differ significantly from region to region, depending on the location of operations, proximity of local communities, local legislation, etc. This aspect is reported in greater detail in the Country and Operational reports as a result.
9
Contribute to the social,
economic and institutional
development of the
communities in which we
operate
Report to Society 2008

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Content
ICMM            Content
Global
Content
number
principle
Compact
principle
Social performance indicators (continued)
LA14
Ratio of basic salary of men to
Page 108*
¤
women by employee category
Human rights
Management approach
Pages 140 to 143
Aspect: Investment and procurement practices
HR1
Percentage and total number of
3
Uphold fundamental human
6
Eliminate discrimination in
Page 116**
¤
significant investments and
rights and respect cultures
respect of employment and
agreements that include human
and values in dealings with
occupation
rights screening
employees and others who
are affected by our activities
HR2
Percentage of significant
Page 116**
¤
suppliers that have undergone
screening on human rights and
actions taken
HR3
Total hours of employee training
Page 116**
¤
on policies and procedures
concerning aspects of human
rights that are relevant to
operations, including the
percentage of employees trained
Aspect: Non-discrimination
HR4
Total number of incidents of
3
Uphold fundamental human
6
Eliminate discrimination in

º
discrimination and actions taken
rights and respect cultures
respect of employment and
and values in dealings with
occupation
employees and others who
are affected by our activities
Aspect: Freedom of association and collective bargaining
HR5
Operations identified in which the
3
Uphold fundamental human
3
Uphold freedom of association

º
right to exercise freedom of
rights and respect cultures
and recognition of right to
association and collective
and values in dealings with
collective bargaining
bargaining may be at significant
employees and others who
risk, and actions taken to support
are affected by our activities
these rights
Aspect: Child labour
HR6
Operations identified as having
3
Uphold fundamental human
5
Uphold abolition of child labour

º
significant risk for incidents of
rights and respect cultures
child labour
and values in dealings with
employees and others who
are affected by our activities
Additional indicators are shaded
* As the percentage of women employed in the group is still low, and women are largely still limited to administrative positions. this measure is not considered to be meaningful.
** Systems currently being implemented to better monitor performance in these areas.
º
Fully reported
¤
Partially reported
«
Not applicable
¢
Not reported
Ÿ
Annual Financial Statements (AFS)
¡
Country reports
§
Social and Labour Plan Reports
»
AngloGold Ashanti website
Reporting status key
Report to Society 2008

Content index
GRI Guidelines
ICMM Sustainable
UN Global Compact
Location in
Status
Development Framework
the report
GRI
Content
ICMM            Content
Global
Content
number
principle
Compact
principle
Human rights (continued)
Aspect: Forced and compulsory labour
HR7
Operations identified as having
3
Uphold fundamental human
4
Eliminate all forms of forced

º
significant risk for incidents of
rights and respect cultures
and compulsory labour
forced or compulsory labour,
and values in dealings with
and measures taken to
employees and others who
contribute to the elimination of
are affected by our activities
forced or compulsory labour
Aspect: Security practices
HR8
Percentage of security
3
Uphold fundamental human

º
personnel trained in the
rights and respect cultures
organisation’s policies and
and values in dealings with
procedures concerning aspects
employees and others who
of human rights that are
are affected by our activities
relevant to operations
Aspect: Indigenous rights
HR9
Total number of incidents or
3
Uphold fundamental human
Pages 116 to 117
º
violations involving rights of
rights and respect cultures
indigenous people and actions
and values in dealings with
taken
employees and others who
are affected by our activities
Society
Management approach
Pages 140 to 143
Aspect: Community
SO1
Nature, scope and effectiveness
2
Integrate sustainable

º
of any programmes and
development considerations
practices that assess and
within the corporate decision-
manage the impacts of
making process
operations on communities,
including entering, operating
and exiting
Aspect: Corruption
SO2
Percentage and total number of
1
Implement and maintain

º
business units analysed for risks
ethical business practices
related to corruption
and sound systems of
corporate governance
SO3
Percentage of employees
Page 64*
¤
trained in organisation’s anti-
corruption policies and procedures
SO4
Actions taken in response to
1
Implement and maintain
Pages 64 to 65
º
incidents of corruption
ethical business practices
and sound systems of
corporate governance
Additional indicators are shaded
* While all employees are informed of the company’s values, Code of Ethics and other anti-corruption policies and procedures, insufficient monitoring mechanisms are in place to measure the effectiveness of this training and this indicator cannot therefore be fully reported.
Report to Society 2008

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the report
GRI
Content
ICMM             Content
Global
Content
number
principle
Compact
principle
Society (continued)
Aspect: Public policy
SO5
Public policy positions and
10
Implement effective and
Pages 59 to 62, 65
º
participation in public policy
transparent engagement,
development and lobbying
communication and
independently verified
reporting arrangements with
our stakeholders
SO6
Total value of financial and

º
in-kind contributions to political
parties, politicians and related
institutions.
Aspect: Anti-competitive behaviour
SO7
Total number of legal actions for
10
Implement effective and
Pages 58 to 61
º
anti-competitive behaviour,
transparent engagement,
anti-trust and monopoly practices
communication and
and their outcomes
independently verified
reporting arrangements with
our stakeholders
Aspect: Compliance
SO8
Monetary value of significant
10
Implement effective and
Pages 80, 163
º
fines and total number of non-
transparent engagement,
monetary compliance with laws
communication and
and regulations
independently verified
reporting arrangements with
our stakeholders
MM11
Describe process for identifying
3
Uphold fundamental human
1 and 2
Support and respect protection
Pages 157 to 158
º
local communities’ land and
rights and respect cultures
of internationally proclaimed
Pages 208 to 211
»
customary rights, including those
and values in dealings with
human rights; and ensure they
of indigenous peoples, and
employees and others who
are not complicit in human
grievance mechanisms used to
are affected by our activities
rights abuses
resolve any disputes
MM7
Describe significant incidents
Pages 145 to 148
º
affecting communities during
»
the reporting period, and
grievance mechanisms
used to resolve the incidents
and their outcomes
Additional indicators are shaded
º
Fully reported
¤
Partially reported
¢
Not applicable
¢
Not reported
Ÿ
Annual Financial Statements (AFS)
¡
Country reports
§
Social and Labour Plan Reports
»
AngloGold Ashanti website
Reporting status key
Report to Society 2008

Content index
GRI Guidelines
ICMM Sustainable
UN Global Compact
Location in
Status
Development Framework
the report
GRI
Content
ICMM            Content
Global
Content
number
principle
Compact
principle
Society (continued)
MM8
Describe programmes in which
3
Uphold fundamental human
1 and 2
Support and respect protection
Pages 150
º
the reporting organisation has
rights and respect cultures
of internationally proclaimed
Country Reports
»
been involved that addressed
and values in dealings with
human rights; and ensure they
¡
artisanal and small-scale mining
employees and others who
are not compliant in human
(ASM) within company areas
are affected by our activities
rights abuses
of operation
MM9
Describe resettlement policies
Page 157 to 158
º
and activities: identify sites
Pages 208 to 211
¡
where resettlements took place
and the number of households
resettled in each; and include
practices regarding resettlement
and compensation, and the
degree of alignment with the
World Bank Operational Directive
on Involuntary Resettlement
MM10
Number of percentage of
2
Integrate sustainable

º
operations with closure plans,
development considerations
Country Reports
¡
covering social – including labour
within the corporate decision-
transition – environmental and
making process
economic aspects. Describe
company policy, stakeholder
engagement processes,
frequency of plan review, and
amount and type of financial
provisions for closure
Product responsibility
Management approach
Pages 50, 84 to 85
Aspect: Customer health and safety
PR1
Life cycle stages in which
9
Encourage development and
50*
¤
health and safety impacts of
diffusion of environmentally
products and services are
friendly technology
assessed for improvement, and
percentage of significant
products and services categories
subject to such procedures
Aspect: Product and service labelling
PR3
Procedures for product and

º
service information and labelling
Aspect: Marketing and communications
PR6
Programmes of adherence
N/A, page 66
«
to laws, standards and voluntary
codes related to marketing
communications, including
advertising, promotion and
sponsorship
Customer privacy
PR9
Monetary value of significant
N/A, page 66
«
fines for non-compliance
with laws and regulations
concerning the provision and
use of products and services
Additional indicators are shaded
* Gold as a product is benign and has little impact on health and safety in its final form.
Report to Society 2008

A
ABET: Adult basic education and training.
AIDS: Acquired immune deficiency syndrome.
ART: Anti-retroviral therapy – treatment regimen for the treatment of people with HIV & AIDS, with anti-retroviral drugs.
ASM: Artisanal and small-scale mining – local unskilled or semi-skilled mining with low levels of mechanisation, production, recovery and efficiency.
AuDITIONS: AngloGold Ashanti global gold jewellery design competition.
Average number of employees: average attributable number of both employees and contractors employed during the year; contractors are defined as workers in employment for longer than one year.
B
BEE: Black economic empowerment, referring specifically to the empowerment of historically disadvantaged
South Africans (HDSAs); initiatives aimed at eliminating the economic legacy of apartheid in South Africa.
Brasil Mineração: AngloGold Ashanti Brasil Mineração, operating company in Brazil.
By-products: any products that arise from the core process of producing gold, including silver, uranium and sulphuric acid.
C
Capital expenditure: total capital expenditure on mining assets to both maintain and expand operations.
CASM: Community and Small Scale Mining Initiative – voluntary organisation concerned with ASM.
CC&V: Cripple Creek & Victor mine.
Charter: Broad-Based Socio-Economic Charter for the South African, mining industry.
CIL: carbon-in-leach, a gold recovery process.
CIS: carbon in solution, a gold recovery process.
CIP: carbon-in-pulp, a gold recovery process.
COIDA: Compensation for Occupational Injuries and Diseases Act (South Africa).
Comminution: process of breaking up ore to make gold available for treatment.
CSI: corporate social investment.
Cyanide Code: International Cyanide Management Code for the manufacture, transport and use of cyanide in the production of gold.
D
dBA: decibels – unit of sound measurement.
DME: Department of Minerals and Energy, South Africa.
DRC: Democratic Republic of Congo.
DTI: Department of Trade and Industry in South Africa.
DWAF: Department of Water Affairs and Forestry (South Africa).
E
EDP: Executive Development Programme.
EGAF: Vaal River East Gold Acid and Flotation plant.
EIA: Environmental Impact Assessment.
EITI: Extractive Industries Transparency Initiative.
Elution: process of re-dissolving gold from activated carbon.
EMP: Environmental Management Programme.
EMPR: Environmental Management Programme Report.
EMS: Environmental Management System.
Entomology: scientific study of insects.
EPA: Environmental Protection Agency.
Equity: shareholders’ equity adjusted for other comprehensive income and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
ESOP: Employee Share Ownership Plan, in South Africa.
Exco: executive committee.
Glossary
of terms and acronyms

Report to Society 2008

F
FIAN: Food First Information and Action Network, an NGO.
FIFR: Fatal Injury Frequency Rate – the number of fatal injuries per million hours worked.
Free cash flow: net cash inflow from operating activities less capital expenditure to maintain operations.
Fundamental Human Rights Conventions of the ILO: International Labour Standards covered in the
Declaration on Fundamental Principles and Rights at Work (adopted by the International Labour
Conference at its 86th session, Geneva 1998).
Convention No. 29: Forced Labour, 1930.
Convention No. 87: Freedom of Association and Protection of the Right to Organise, 1948.
Convention No. 98: Right to Organise and Collective Bargaining, 1949.
Convention No. 100: Equal Remuneration, 1951.
Convention No. 105: Abolition of Forced Labour, 1957.
Convention No. 111: Discrimination (Employment and Occupation), 1958.
Convention 128: Child Labour, 1999.
Convention No. 138: Minimum Age, 1973.
FOG: Fall of Ground; may be seismic or gravity-induced.
G
GIS: Geographic Information System.
Global Compact: United Nations Global Compact (derived from the Universal Declaration of Human Rights;
the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work; the Rio
Declaration on Environment and Development; and the United Nations Convention Against Corruption).
Grade: the quantity of gold contained within a unit weight of gold-bearing material per tonne of ore (oz/t), or grams per metric tonne (g/t).
GRI: Global Reporting Initiative – a multi-stakeholder process and independent institution the mission of which is to develop and disseminate globally applicable sustainability reporting guidelines.
H
Hanging wall: upper wall or roof of mining area in underground mining.
HDSAs: historically disadvantaged South Africans – this term refers to any persons or communities disadvantaged by unfair discrimination before the 1994 South African constitution came into effect. It includes the Southern African Customs Union and Mozambique.
Heap leach pad: heap-leach facility in which gold-bearing ore is stacked. A high pH cyanide-based solution is sprayed or dripped over the heap leach dissolving the precious metals as it drains through the stack.
Hearts of gold: employee volunteerism programme in South Africa.
HIV: human immunodeficiency virus.
Holding Hands: employee volunteerism programme in Brazil.
HPDs: hearing protection devices.
I
ITNs: insecticide treated/impregnated bed nets.
IAPs: interested and affected parties.
ICMI: International Cyanide Management Institute.
ICMM: International Council on Mining and Metals.
IDAP: Integrated Development Action Plan – core to community engagement efforts and provides a ‘blueprint’
for social engagement.
IEC: Information, Education, Communication – particularly used in respect of HIV & AIDS education and communication.
IFC: International Finance Corporation.
ILO: International Labour Organisation, a UN agency for the promotion of social justice and human and labour rights.
IMDP: Intermediate Management Development Programme.

Report to Society 2008

International Cyanide Management Code: Industry standard for cyanide management – developed under the auspices of UNEP.
IRMS: Integrated Risk Management System.
ISO: International Standards Organisation, a voluntary not-for-profit network of national standards institutes from 146 countries.
ISO 14001: ISO standard relating to environmental management systems.
ISO 14001 certification: certification based on regular auditing by an accredited external body.
IUCN: International Union for the Conservation of Nature.
J
JSE: JSE Limited.
JV: joint venture.
K
King Report/King 2: King Report on Corporate Governance, 2002.
KOSH communities: Klerksdorp, Orkney, Stilfontein and Hartebeesfontein.
L
LSE: London Stock Exchange.
LTIFR: Lost Time Injury Frequency Rate per million hours worked. Note that AngloGold Ashanti utilises the strictest definition in reporting lost time injuries in that it includes all disabling injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and restricted work cases
(where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
M
MAG: Monitoring Advisory Group.
Managerial employees: defined as those in supervisory and management roles in Paterson job grades C-
upper and above.
Masakhisane: R10 million development and equity fund that works in conjunction with SMEDI.
MDGs: United Nations Millennium Development Goals.
MDP: Management Development Programme.
MHSA: Mine Health and Safety Act, South Africa.
MHSC: Mine Health and Safety Council, South Africa.
Milling: a process of reducing broken ore to a size at which concentrating can be undertaken.
Mineral Resources: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The Mineral Resources are inclusive of those Mineral Resources which have been modified to produce Ore Reserves.
Mining Charter or the Charter: Broad-Based Socio-Economic Empowerment Charter for the South African
mining industry.
Mining-induced seismicity: failure of the earth’s crust or rock mass as a result of mining-induced changes in rock stress levels.
MLTIFR: Malaria Lost Time Injury Frequency Rate.
MPRDA: Mineral and Petroleum Resources Development Act, 28 of 2002, which came into effect in South
Africa on 11 May 2004. Regulates the granting of mining authorisations and prospecting permits.
MUN: Mineworkers Union of Namibia.
N
N$: Namibian dollar.
NDA: National Department of Agriculture, South Africa.
NECSA: Nuclear Energy Corporation of South Africa.
NGO: non-governmental organisation.
NIHL: noise-induced hearing loss – compensable cases reported per 1,000 employees.
Glossary
of terms and acronyms

Report to Society 2008

NNR: National Nuclear Regulator, South Africa.
NUM: National Union of Mineworkers (South Africa) – union representing the largest number of South African underground employees.
O
ODMWA: Occupational Diseases in Mines and Works Act, South Africa.
OEL: Occupational Exposure Limit.
OHSAS 18001: The Occupational Health and Safety Assessment Series, presents requirements for an occupational health and safety management system.
OLD: occupational lung disease – compensable cases reported per 1,000 employees.
Open-pit mining: where top layers of soil are removed to uncover the reef from surface.
Ore Reserves: an Ore Reserve is the economically mineable material derived from a Measured and/or Indicated
Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Ore reserves are subdivided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.
Ounces (oz) (troy): used in imperial statistics; a kilogram is equal to 32.1507 ounces.
P
Pact Congo: Developmental NGO operating in the DRC.
Paterson grading system: well-known job classification system used at a number of AngloGold Ashanti operations.
Price received: attributable gold income, including realised non-hedge derivatives divided by attributable ounces/kilograms sold.
Prophylactic treatment: preventative/precautionary treatment.
PwC: independent auditors PricewaterhouseCoopers.
R
R: South African rand.
Refractory ores: where gold is ‘locked’ within sulphide material and is not readily available for recovery through cyanidation process.
Rehabilitation: the process of restoring mined land to allow an appropriate post-mining use. Rehabilitation standards are determined among others by the South African Department of Minerals and Energy, the United
States Bureau of Land Management, the US Environmental Protection Agency, and the Australian Minerals
Industry Code for Environmental Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Resettlement policy for AngloGold Ashanti: based on the IFC’s Resettlement Policies, Guidelines and
Standards.
Return on equity: adjusted headline earnings expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals.
Rockburst: seismic release of energy, similar to an earthquake, that results in obvious damage to mining excavations.
RWD: return water dam.
S
SAEWA: South African Equity Workers’ Association.
Safety, Health and Sustainability Development Committee: committee of the board responsible for setting targets and oversight of performance on these issues.
Sarbanes-Oxley (SOx): Sarbanes-Oxley Act of 2002 – introduced into law in the United States to set new corporate governance standards for corporate boards and accountability standards and penalties for corporate management.
SEAP: Stakeholder Engagement Action Plans – plan to engage with stakeholders, formally and timeously in respect of issues that relate to the operation and may affect them.
Seismic event: the transient motion and release of kinetic energy caused by sudden failure of the earth’s crust, usually felt as shaking or tremors in the rock mass. Seismic events range in size from barely perceptible tremors to major earthquakes.

Report to Society 2008

SEMOS: La Société d’Exploitation des Mines d’Or de Sadiola.
Shaft: vertical or decline – means of transporting men and materials.
Silicosis: occupational lung disease caused by the inhalation of free silica dust which is present in mining where quartz concentrations are high.
SIMRAC: Safety in Mines Research Committee.
SMEDI: Small and Medium Enterprises Development Initiative unit established by AngloGold Ashanti to identify and help small business with potential.
SRI: Socially Responsible Investment Index, launched in 2004 by the JSE to identify those companies that integrate the principles of sustainability into their business activities, and to facilitate investment into those companies.
STI: sexually transmitted infection.
T
Tailings: the rejected material from mining and screening operations.
TB: pulmonary tuberculosis.
Teba: an institution owned by the South African mining industry, through which the industry has historically recruited labour but which now fulfils a broader social role in addition to its recruitment function.
Total cash costs: total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
TSF: tailings storage facility; an engineered dam, designed and constructed as a repository for the ground rock or tailings after gold has been extracted.
U
UASA: United Association of South Africa (trade union).
UNDP: United Nations Development Programme.
Underground mining: where the orebody is accessed by vertical or decline shaft deep into the ground.
UN General Assembly: United Nations General Assembly.
UNEP: United Nations Environment Programme.
UNPA: University of Patagonia.
V
VCT: voluntary counselling and testing.
Voluntary Principles on Security and Human Rights: Developed out of a multi-stakeholder engagement process to assist the extraction sector in improving performance in relation to security risk assessment and the control of security operations and to improve relations with communities on security issues.
W
WACAM: Wassa Association of Communities Affected by Mining – NGO in Ghana.
WAD: weak acid dissociable.
WGC: World Gold Council.
WHO: World Health Organisation.
Z
ZDD: zero discharge dam.
Glossary
of terms and acronyms

Report to Society 2008

We would be very grateful for any feedback that you may wish to provide on our Report to Society 2008. The feedback form is available online at www.anglogoldashanti.com, or it may be faxed to +27 11 637 6399 for the attention of Alan Fine.
1. Personal details
Name:_____________________________________________________________________________________________________
Organisation: _______________________________________________________________________________________________
Tel:_____________________________________________ Fax: ______________________________________________________
Email address:______________________________________________________________________________________________
Postal address: _____________________________________________________________________________________________
2. What is the nature of your interest in/association with AngloGold Ashanti?
Employee
Analyst
Shareholder
Journalist
Government
Non-governmental or
Supplier or business partner
Student
community-based organisation
Other – please specify: _______________________________________________________________________________________
3. How did you become aware of our report?
Delivered or posted to you
(printed copy)
Email link sent to you
From the Annual Financial Statements
Via the company’s website
Through the media
Other source
4. In what format did you view the report?
The web-based version
The printed version
The version on CD
5. Have you been aware of/had access to our previous report/reports?
Yes
No
6. How did you find the report/s?
Printed report
Web-based version
Too detailed
Too detailed
Not enough detail
Not enough detail
Other comments: ___________________________________________________________________________________________
7. Indicate your main areas of interest:
Occupational safety and health
Economic performance
Employment
Ethics and governance
Community
HIV & AIDS and malaria
Annual Report
Environment
Other – please specify: _______________________________________________________________________________________
8. Did you read the message from the CEO?
Yes                                                                No
Comment: _________________________________________________________________________________________________
Feedback
form

Report to Society 2008

9. Were AngloGold Ashanti’s values and business principles clearly articulated in the report?
Yes                                                                 No
Comment: _________________________________________________________________________________________________
10. Do you feel that you have a good/better understanding of the sustainable development issues related to the company and how they are being dealt with?
Yes                                                                 No
Comment: _________________________________________________________________________________________________
11. Did you use the Global Reporting Initiative (GRI) index?
Yes                                                                 No
12. Does the fact that the report is independently assured provide you with confidence with regard to the accuracy and relevance of information?
Yes                                                                No
13. Do you have any other comments on the report? ___________________________________________________________
___________________________________________________________________________________________________________
Thank you for your feedback.
Feedback
form cont.

Report to Society 2008

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
CONTACT: REPORT TO SOCIETY
Alan Fine
Telephone:  +27 11 637 6383
Fax:
+27 11 637 6400
Email: AFine@AngloGoldAshanti.com
OTHER CONTACTS
Investor relations
Charles Carter
Telephone:  +27 11 637 6385
Fax:
+27 11 637 6400
Email: cecarter@AnglogoldAshanti.com
Himesh Persotam
Telephone:  +27 11 637 6647
Fax:
+27 11 637 6400
Email: hpersotam@AngloGoldAshanti.com
General email enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Registered and Corporate office
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone:  +27 11 637 6000
Fax:             +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4604
Fax:             +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  + 233 21 772190
Fax:             + 233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone:  +44 20 7499 3916
Fax:             +44 20 7491 1989
Email: jane.kirton@corpserve.co.uk
Contact
details
Russell and Associates 2086_08

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 27, 2009
By: /s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary